                                               Filed Pursuant to Rule 424(b)(3)
                                               Registration No. 333-29469


                               PROXY STATEMENT/PROSPECTUS

 [AMERICAN LIST CORPORATION     PROXY STATEMENT RELATING TO        [SNYDER COMMUNICATIONS, INC.
            LOGO]                    SPECIAL MEETING OF                        LOGO]
                                      STOCKHOLDERS OF              SNYDER COMMUNICATIONS, INC.
       AMERICAN LIST             AMERICAN LIST CORPORATION             TWO DEMOCRACY CENTER
        CORPORATION                      TO BE HELD                    6903 ROCKLEDGE DRIVE
    330 OLD COUNTRY ROAD              ON JULY 11, 1997               BETHESDA, MARYLAND 20817
  MINEOLA, NEW YORK 11501          PROSPECTUS RELATING TO
                                    5,029,689 SHARES OF
                                    SNYDER COMMON STOCK,
                                      $.001 PAR VALUE

     This Proxy Statement and Prospectus (the "Proxy Statement/Prospectus") is being furnished to the holders of common stock, par value $.01 per share (the "American List Common Stock"), of American List Corporation, a Delaware corporation ("American List"), in connection with the solicitation of proxies by the Board of Directors of American List (the "American List Board") for use at a Special Meeting of stockholders of American List to be held at 9:00 a.m. local time, on July 11, 1997, at the Long Island Marriott Hotel, 101 James Doolittle Boulevard, Uniondale, New York 11553, including any adjournment or postponement thereof (the "Meeting"). This Proxy Statement/Prospectus, and the accompanying Notice of Special Meeting of Stockholders and proxy card are first being mailed to stockholders of American List on or about June 19, 1997.

     The Meeting has been called to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of March 18, 1997 (the "Merger Agreement"), by and among American List, Snyder Communications, Inc., a Delaware corporation ("Snyder"), and Snyder Z Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Snyder ("Acquisition"), pursuant to which Acquisition will be merged with and into American List (the "Merger"), the separate corporate existence of Acquisition will cease and American List, as the surviving corporation (the "Surviving Corporation"), will become a wholly-owned subsidiary of Snyder. Subject to the terms and conditions of the Merger Agreement, each share of American List Common Stock outstanding immediately prior to the Effective Time (as defined hereinafter) will be converted into and represent the right to receive that number of shares of common stock, par value $.001 per share, of Snyder (the "Snyder Common Stock") equal to the Exchange Ratio described hereinafter. A detailed description of the Merger is set forth in this Proxy Statement/Prospectus and in the Merger Agreement, attached hereto as Exhibit A and incorporated herein by reference.

     The Snyder Common Stock is listed for trading under the symbol "SNC" on the New York Stock Exchange, Inc. ("NYSE"). The American List Common Stock is listed for trading under the symbol "AMZ" on the American Stock Exchange ("AMEX"). On June 16, 1997, the most recent practicable date prior to the printing of this Proxy Statement/ Prospectus, the closing price of Snyder Common Stock as reported on the NYSE Composite Tape was $27.50 per share and the closing price of the American List Common Stock as reported on the AMEX was $29.13 per share.

     At the Meeting, holders of American List Common Stock will also be asked to consider and vote upon such other business as may properly come before the Meeting.

     This Proxy Statement/Prospectus constitutes both (a) the proxy statement of American List relating to the solicitation of proxies by the American List Board for use at the Meeting to approve and adopt the Merger and the Merger Agreement and (b) the prospectus of Snyder included as part of a Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the "Commission") with respect to the issuance of shares of Snyder Common Stock to be received by holders of American List Common Stock upon consummation of the Merger. All information regarding American List and its affiliates in this Proxy Statement/Prospectus has been supplied by American List, and all information regarding Snyder and its affiliates in this Proxy Statement/Prospectus has been supplied by Snyder.

     THE AMERICAN LIST BOARD UNANIMOUSLY HAS DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, AMERICAN LIST AND ITS STOCKHOLDERS, HAS APPROVED THE MERGER AGREEMENT (AND THE TRANSACTIONS CONTEMPLATED THEREBY), AND RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AND THE MERGER AGREEMENT.

     IN REVIEWING THIS PROXY STATEMENT/PROSPECTUS, AMERICAN LIST STOCKHOLDERS SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 17.

 THE SECURITIES TO WHICH THIS PROXY STATEMENT/PROSPECTUS RELATES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
  SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY
STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------
         THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS JUNE 18, 1997.

                             AVAILABLE INFORMATION

     Each of American List and Snyder is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Copies of such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Materials that American List and Snyder file electronically with the Commission are available at the Commission's website (http://www.sec.gov), which contains reports, proxies and information statements and other information regarding issuers that file electronically with the Commission. In addition, materials filed by American List may be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006, and materials filed by Snyder may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     If the Merger is consummated, Snyder will continue to file periodic reports, proxy statements and other information with the Commission pursuant to the Exchange Act and, upon application to the Commission, American List no longer will be subject to the informational and certain other requirements of the Exchange Act.

     Snyder has filed with the Commission a Registration Statement on Form S-4 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Snyder Common Stock to be issued pursuant to the Merger Agreement. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Such additional information may be obtained from the Commission's principal office in Washington, D.C. and the Commission's regional offices in New York and Illinois. Statements contained in this Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document as filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY AMERICAN LIST OR SNYDER. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR SOLICITATION OF A PROXY IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF AMERICAN LIST OR SNYDER SINCE THE DATE OF THIS PROXY STATEMENT/PROSPECTUS.

                               TABLE OF CONTENTS

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AVAILABLE INFORMATION.................................................................     i
SUMMARY OF PROXY STATEMENT/PROSPECTUS.................................................     1
     The Companies....................................................................     1
     Trading Markets and Market Price Data............................................     2
     Special Meeting..................................................................     2
     Vote Required; Proxies...........................................................     2
     Stock Ownership of Management....................................................     3
     The Proposed Merger..............................................................     3
     Interests of Certain Persons in the Merger.......................................     5
     Conditions to the Merger.........................................................     6
     Other Acquisition Proposals......................................................     6
     Termination......................................................................     6
     Termination Fees.................................................................     7
     Regulatory Approvals.............................................................     7
     Accounting Treatment.............................................................     7
     Certain Federal Income Tax Consequences of the Merger............................     7
     Absence of Appraisal Rights......................................................     8
     Certain Differences in the Rights of Stockholders................................     8
     Resale Restrictions..............................................................     8
     Percentage Ownership Interest of American List Stockholders After the Merger.....     8
     American List Board's Recommendation; Reasons for the Transaction................     8
     Opinion of Financial Advisor.....................................................     9
SELECTED CONSOLIDATED FINANCIAL DATA OF AMERICAN LIST.................................    10
SELECTED CONSOLIDATED FINANCIAL DATA OF SNYDER........................................    11
SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA.........................    13
COMPARATIVE PER SHARE DATA............................................................    15
COMPARATIVE MARKET PRICE DATA AND DIVIDENDS...........................................    16
RISK FACTORS..........................................................................    17
     Exchange Ratio Relative to Snyder Common Stock Price.............................    17
     Dilution of Voting Power.........................................................    17
     Conditions to the Consummation of the Merger.....................................    17
     Rights as Holders of Snyder Common Stock.........................................    18
     Reliance on AT&T.................................................................    18
     Reliance on Other Major Clients..................................................    18
     Growth Through Acquisitions......................................................    19
     Integration of Acquisitions into Existing Management and Operations..............    19
     Management of Growth.............................................................    19
     Risk Associated with International Operations and Expansion......................    19
     Adverse Effect of Foreign Exchange Rates on Results of Operations................    20
     Dependence On Trend Toward Outsourcing...........................................    20
     Competitive and Fragmented Industry..............................................    20
     Dependence on Labor Force........................................................    20
     Reliance on Technology; Risk of Business Interruption............................    21
     Dependence on Key Personnel......................................................    21
     Government Regulation............................................................    21
     Potential Fluctuations in Quarterly Operating Results............................    22
     Shares Eligible for Future Sale; Registration Rights.............................    23
     Control by Principal Stockholders................................................    23
     Effect of Certain Charter and Bylaw Provisions...................................    23
     Volatility of Stock Price and Absence of Dividends...............................    24
THE MEETING OF AMERICAN LIST STOCKHOLDERS.............................................    25
     General..........................................................................    25
     Matters to Be Considered at the Meeting..........................................    25
     Record Date......................................................................    25
     Quorum...........................................................................    25
     Votes Required; Voting Rights....................................................    25
     Solicitation of Proxies..........................................................    26

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
THE MERGER............................................................................    27
     General..........................................................................    27
     Background of the Merger.........................................................    27
     Reasons for the Merger...........................................................    30
     Recommendation of the American List Board........................................    32
     Percentage Ownership Interest of American List Stockholders After the Merger.....    32
     Management of Snyder and American List After the Merger..........................    32
     Conduct of the Business of Snyder and American List if the Merger is not
      Consummated.....................................................................    33
     Material Contacts between Snyder and American List...............................    33
     Interests of Certain Persons in the Merger.......................................    33
     Accounting Treatment.............................................................    35
     Certain Federal Income Tax Consequences of the Merger............................    35
     Regulatory Approvals.............................................................    36
     Restrictions on Sales of Shares by Affiliates....................................    36
     Stock Exchange Listing...........................................................    37
     Agreement to Vote in Favor of the Merger.........................................    37
     No Rights of Dissenting Stockholders.............................................    37
OPINION OF FINANCIAL ADVISOR TO AMERICAN LIST.........................................    37
THE MERGER AGREEMENT..................................................................    41
     The Merger.......................................................................    41
     Effective Time...................................................................    41
     Conversion of Shares; Exchange of Stock Certificates; No Fractional Shares.......    41
     Treatment of Stock Options.......................................................    43
     Representations and Warranties...................................................    43
     Certain Covenants................................................................    43
     Conditions to the Merger.........................................................    47
     Termination......................................................................    48
     Fees and Expenses................................................................    49
     Modification or Amendment........................................................    50
     Waiver...........................................................................    50
CERTAIN INFORMATION REGARDING SNYDER..................................................    51
     General..........................................................................    51
     Marketing Programs...............................................................    52
     Marketing Opportunities..........................................................    56
     Competition......................................................................    57
     Seasonality......................................................................    58
     Regulation.......................................................................    58
     Employees........................................................................    58
     Properties.......................................................................    59
     Legal Proceedings................................................................    59
SNYDER MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..........................................................................    60
     Overview.........................................................................    60
     Results of Operations............................................................    61
     Quarter Ended March 31, 1997 Compared to Quarter Ended March 31, 1996............    62
     1996 Compared to 1995............................................................    63
     1995 Compared to 1994............................................................    64
     Liquidity and Capital Resources..................................................    65
     New Accounting Pronouncement.....................................................    66
DIRECTORS AND EXECUTIVE OFFICERS OF SNYDER............................................    67
     Members of the Board of Directors................................................    67
     Board of Directors and Committees of the Board...................................    68
     Executive Officers...............................................................    68
     Other Senior Management Personnel................................................    69
SNYDER -- EXECUTIVE COMPENSATION......................................................    70
     Summary Compensation Table.......................................................    70
     Stock Option Grants in 1996......................................................    71
     Executive Employment Contracts...................................................    71
     Compensation Committee Interlocks and Insider Participation......................    72

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REPORT OF THE BOARD OF DIRECTORS OF SNYDER ON EXECUTIVE COMPENSATION..................    72
     Executive Compensation Policy....................................................    72
     1996 Executive Officer Compensation..............................................    72
     1996 Chief Executive Officer Compensation........................................    73
SNYDER -- CERTAIN TRANSACTIONS........................................................    73
CERTAIN INFORMATION REGARDING AMERICAN LIST...........................................    75
     General..........................................................................    75
     Products and Services............................................................    75
     Customers........................................................................    76
     Sales and Marketing..............................................................    77
     Competition......................................................................    77
     Rights to Data...................................................................    77
     Privacy Legislation..............................................................    77
     Employees........................................................................    78
     Properties.......................................................................    78
     Legal Proceedings................................................................    78
AMERICAN LIST MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................................................................    79
     Liquidity and Capital Resources..................................................    79
     Results of Operations............................................................    80
     Fiscal 1997 Compared to Fiscal 1996..............................................    80
     Fiscal 1996 Compared to Fiscal 1995..............................................    81
     Fiscal 1995 Compared to Fiscal 1994..............................................    81
UNAUDITED PRO FORMA COMBINED FINANCIAL DATA...........................................    83
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL DATA..................................    86
DESCRIPTION OF SNYDER CAPITAL STOCK...................................................    87
     Common Stock.....................................................................    87
     Preferred Stock..................................................................    87
     Certain Charter Provisions.......................................................    87
     Transfer Agent and Register......................................................    87
COMPARATIVE RIGHTS OF STOCKHOLDERS....................................................    88
     Directors........................................................................    88
     Amendment of Bylaws..............................................................    89
     Stockholder Vote Required for Action.............................................    89
     Power to Call Special Stockholders' Meeting......................................    90
     Interested Directors.............................................................    90
     Preferred Stock..................................................................    90
SHARES ELIGIBLE FOR FUTURE SALE.......................................................    90
SECURITY OWNERSHIP OF AMERICAN LIST...................................................    93
SECURITY OWNERSHIP OF SNYDER..........................................................    94
LEGAL MATTERS.........................................................................    95
EXPERTS...............................................................................    95
STOCKHOLDER PROPOSALS FOR THE 1997 ANNUAL MEETING OF AMERICAN LIST STOCKHOLDERS.......    95
INDEX TO FINANCIAL STATEMENTS.........................................................   F-1
EXHIBIT A          The Merger Agreement
EXHIBIT B          Fairness Opinion of Prudential Securities Incorporated
EXHIBIT C          Stockholders Agreement

                     SUMMARY OF PROXY STATEMENT/PROSPECTUS

     The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. This summary is not intended to be complete and is subject to and qualified in its entirety by reference to the more detailed information and financial statements contained elsewhere in this Proxy Statement/Prospectus, including the Exhibits hereto. Stockholders are urged to read carefully the entire Proxy Statement/Prospectus, including the Exhibits. As used in this Proxy Statement/Prospectus, "American List" refers to American List Corporation and "Snyder" refers to Snyder Communications, Inc., and, unless the context otherwise requires, their respective subsidiaries. Certain capitalized terms which are used but not defined in this summary are defined elsewhere in this Proxy Statement/Prospectus.

     STOCKHOLDERS OF AMERICAN LIST ARE URGED TO READ THIS PROXY
STATEMENT/PROSPECTUS AND THE EXHIBITS HERETO IN THEIR ENTIRETY AND SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH BELOW UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 17.

THE COMPANIES

     American List. American List, through its wholly-owned subsidiary, American Student List Co., Inc., develops, maintains and markets one of the largest and most comprehensive databases of high school, college and pre-school through junior high school students in the United States, currently containing information on approximately 30 million individuals. American List rents lists derived from its database for use primarily in direct mail and telemarketing programs. During the fiscal year ended February 28, 1997, American List rented its lists to approximately 3,840 customers, including financial institutions, list brokers and advertising agencies, retailers and educational institutions.

     American List's principal executive offices are located at 330 Old Country Road, Mineola, New York 11501, and its telephone number is (516) 248-6100. See "Certain Information Regarding American List -- General."

     Snyder. Snyder is a rapidly growing provider of innovative and value-added targeted outsourced marketing services. Snyder designs and implements specialized sales and marketing programs primarily for Fortune 500 companies. Snyder's specialized sales and marketing programs include the development of strategic marketing plans, the production of marketing materials, the management of clients' customer databases, the implementation of marketing plans with leads generated by, among other things, Snyder's demographic marketing database and the enrollment of new customers. Snyder's clients are primarily companies with large annual marketing expenditures facing significant competitive pressures to retain or expand market share in various industries, including telecommunications, pharmaceuticals, financial services, business products and services, and consumer packaged goods. On January 6, 1997, Snyder acquired MMD, Inc. ("MMD"), a provider of medical sales and marketing services for pharmaceutical companies, in a merger transaction in which MMD became a wholly-owned subsidiary of Snyder. On March 27, 1997, Snyder acquired Brann Holdings Limited ("Brann"), a leading direct marketing company in the United Kingdom ("U.K."), in a share exchange transaction in which Brann became a wholly-owned subsidiary of Snyder. On January 17, 1997, Snyder acquired Good Neighbor Direct, Inc. ("Good Neighbor"), a marketing services company targeting customers in retail outlets, for approximately $4,150,000 in cash.

     Snyder's 1996 revenues were $82.8 million, MMD's 1996 revenues were $37.1 million, and Brann's 1996 revenues were $65.5 million. If MMD and Brann had been wholly-owned subsidiaries of Snyder in 1996, the ten largest clients of Snyder, listed alphabetically and based on 1996 revenues on a consolidated basis, would have been AT&T Communications, Inc. ("AT&T"), Barclays Bank plc, Bayer Corporation ("Bayer"), Bristol-Myers Squibb ("BMS"), Imperial Cancer Research Fund, MCI Telecommunications Corporation ("MCI"), Microsoft Ltd., Novartis Consumer Health, Inc. ("Novartis"), Royal Mail and Zurich Municipal.

     The principal executive offices of Snyder are located at Two Democracy Center, 6903 Rockledge Drive, Bethesda, Maryland 20817 and its telephone number is (301) 468-1010. See "Certain Information Regarding Snyder -- General."

TRADING MARKETS AND MARKET PRICE DATA

     Shares of common stock, par value $.01 per share, of American List (the "American List Common Stock") are listed and traded on the AMEX under the symbol "AMZ." Shares of common stock, par value $.001 per share, of Snyder (the "Snyder Common Stock") are listed and traded on the NYSE under the symbol "SNC." On March 18, 1997, the last full trading day prior to the public announcement of the Merger, the closing price of American List Common Stock, as reported on the AMEX, was $22.38 per share and the closing price of Snyder Common Stock, as reported on the NYSE Composite Tape was $26.25 per share. On June 16, 1997, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, the closing price of American List Common Stock, as reported on the AMEX, was $29.13 per share, and the closing price of Snyder Common Stock, as reported on the NYSE Composite Tape, was $27.50 per share. See "Comparative Market Price Data and Dividends."

SPECIAL MEETING

     Date, Time, Place. The special meeting of stockholders (the "Meeting") of American List will be held on July 11, 1997, at 9:00 a.m. local time, at the Long Island Marriott Hotel, 101 James Doolittle Boulevard, Uniondale, New York 11553.

     Purpose of the Meeting. Holders of American List Common Stock will consider and vote upon a proposal to approve and adopt the Merger (as defined below) and the Agreement and Plan of Merger, dated as of March 18, 1997 (the "Merger Agreement"), by and among American List, Snyder and Snyder Z Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Snyder ("Acquisition"). Pursuant to the Merger Agreement, Acquisition would be merged with and into American List (the "Merger"). Holders of American List Common Stock will also be asked to consider and vote upon such other business as may properly come before the Meeting. A copy of the Merger Agreement is attached to this Proxy Statement/Prospectus as Exhibit A. See "The Meeting of American List Stockholders," "The Merger" and "The Merger Agreement."

     Record Date, Quorum. The close of business on June 4, 1997 (the "Record Date") has been fixed as the record date for determining holders of outstanding shares of American List Common Stock entitled to notice of and to vote at the Meeting. Accordingly, only holders of record of American List Common Stock at the close of business on that date will be entitled to notice of and to vote at the Meeting. As of June 4, 1997, 4,412,008 shares of American List Common Stock were outstanding and held of record by 279 holders. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of American List Common Stock entitled to vote at the Meeting is necessary to constitute a quorum for the transaction of business at the Meeting. For purposes of voting at the Meeting for the proposal, abstentions and broker non-votes will be counted in determining whether a quorum exists to transact business at the Meeting. See "The Meeting of American List Stockholders -- Record Date" and "The Meeting of American List Stockholders -- Quorum."

VOTE REQUIRED; PROXIES

     Under the General Corporation Law of the State of Delaware (the "DGCL"), the affirmative vote of the holders of at least a majority of the outstanding shares of American List Common Stock is required to approve and adopt the Merger and the Merger Agreement at the Meeting. Each share of American List Common Stock is entitled to cast one vote in person or by proxy with respect to the approval and adoption of the Merger and the Merger Agreement at the Meeting.

     All shares of American List Common Stock represented by properly executed proxies received prior to or at the Meeting and not revoked will be voted in accordance with the instructions indicated in such proxies. Stockholders are encouraged to specify the way they wish to vote their shares by marking the appropriate boxes on the enclosed proxies. If no instructions are indicated, shares represented by a proxy will be voted FOR approval of the Merger and the Merger Agreement and, in the discretion of the persons named in the proxy, on such other matters as may properly be presented at the Meeting. Abstentions, failures to vote and broker non-votes will have the effect of a vote AGAINST the Merger and the Merger Agreement.

     A stockholder may revoke its proxy at any time prior to its use by delivering to the Secretary of American List a signed notice of revocation or a later dated and signed proxy, or by attending the Meeting and voting in person. Attendance at the Meeting will not in itself constitute the revocation of a proxy. See "The Meeting of American List Stockholders -- Votes Required; Voting Rights."

     In addition to solicitation by mail, directors, officers and regular employees of American List may solicit proxies by telephone, telegram or by personal interviews. Such persons will receive no additional compensation for such services but may be reimbursed for reasonable out-of-pocket expenses. Brokers and certain other persons will be reimbursed for their charges and expenses in forwarding proxy material to the beneficial owners of American List Common Stock held of record by such persons. MacKenzie Partners, Inc. will assist in the solicitation of proxies for American List for a fee of $10,000, plus reasonable out-of-pocket expenses. Such fees and expenses, up to an amount of $75,000, and any incremental expenses associated with the expedited delivery of solicitation materials will be borne by Snyder. See "The Meeting of American List Stockholders -- Solicitation of Proxies."

STOCK OWNERSHIP OF MANAGEMENT

     At the close of business on the Record Date, directors and executive officers of American List and their affiliates have the power to vote an aggregate of 885,156 (approximately 20.06%) shares of American List Common Stock then outstanding. See "Security Ownership of American List."

     On March 18, 1997, each of Mr. Martin Lerner and D. H. Blair Investment Banking Corp. ("D.H. Blair") entered into a Stockholders Agreement with Snyder (the "Stockholders Agreement") which provided, among other things, that if a stockholder vote to approve the Merger and the Merger Agreement were held, such stockholders would vote the shares of American List Common Stock owned by them, or over which they have the power to vote, in favor of the Merger Agreement. As of the date of the Stockholders Agreement, such stockholders owned or had the power to vote an aggregate of 884,546 shares of American List Common Stock representing approximately 20.05% of the total outstanding shares of American List Common Stock. A copy of the Stockholders Agreement is attached to this Proxy Statement/Prospectus as Exhibit C, and should be read carefully by holders of American List Common Stock. See "The Merger -- Agreement to Vote in Favor of the Merger" and "The Merger -- Interests of Certain Persons in the
Merger -- Stockholders Agreement."

     The directors and executive officers of American List including Mr. Lerner and Mr. J. Morton Davis, Chairman, Chief Executive Officer and sole shareholder of D. H. Blair, representing in the aggregate approximately 20.06% of the outstanding shares of American List Common Stock, have indicated that they intend to vote their shares for approval and adoption of the Merger and the Merger Agreement. Under the DGCL, the affirmative vote of the holders of a majority of the outstanding shares of American List Common Stock entitled to vote is required to approve and adopt the Merger and the Merger Agreement. Accordingly, approval and adoption of the Merger and the Merger Agreement is not assured. See "The Meeting of American List Stockholders -- Votes Required; Voting Rights."

THE PROPOSED MERGER

     General. At the Effective Time (as defined below), Acquisition will be merged with and into American List, which will survive the Merger as a wholly-owned subsidiary of Snyder and the separate corporate existence of Acquisition will cease.

     Closing; Effective Time. The Merger will become effective upon the execution and filing of a Certificate of Merger with the Secretary of State of Delaware in accordance with the DGCL, or at such later time as is agreed between the parties and specified in the Certificate of Merger (the "Effective Time"). Such filing will be made as soon as practicable after the date of the closing of the Merger (the "Closing" or the "Closing Date"). The Closing will take place at a time and on a date specified by the parties, but no later than the second business day after satisfaction of the conditions set forth in the Merger Agreement. See "The Merger Agreement -- The Merger."

     Conversion of Shares. In the Merger, each share of American List Common Stock outstanding immediately prior to the Effective Time will be converted into the number of shares of Snyder Common Stock equal to the Exchange Ratio to be determined in the following manner: (i) if the Average Final Closing Price (as defined below) of the Snyder Common Stock equals or exceeds $32.00, the Exchange Ratio will be 1.00; (ii) if the Average Final Closing Price equals or exceeds $28.00 but is less than $32.00, the Exchange Ratio will equal the quotient (rounded to four decimal places) of $32.00 divided by the Average Final Closing Price; (iii) if the Average Final Closing Price equals or exceeds $26.00 but is less than $28.00, the Exchange Ratio will be 1.14; and (iv) if the Average Final Closing Price is less than $26.00, the Exchange Ratio will equal the quotient (rounded to four decimal places) of $29.71 divided by the Average Final Closing Price. Snyder has the right to terminate the Merger Agreement if the Average Final Closing Price is less than $24.00. American List has the right to terminate the Merger Agreement if the Average Final Closing Price is less than $20.00 (such termination rights of Snyder and American List collectively, the "Walk-away Rights").

     "Average Final Closing Price" means the average of closing prices (or, if the Snyder Common Stock does not trade on any Trading Day, the average of the high bid and low asked for prices therefor on such day), regular way, per share of Snyder Common Stock, as reported on the NYSE Composite Tape during the twenty consecutive Trading Days ending on (and including) the third Trading Day prior to the Effective Time. Solely for purposes of calculating the Average Final Closing Price with respect to the Walk-away Rights, the Effective Time shall be the date of the Meeting. "Trading Day" means a day on which the NYSE is open for trading. A detailed description of the Merger is set forth in this Proxy Statement/Prospectus and in the Merger Agreement, attached hereto as Exhibit A and incorporated herein by reference. See "The Merger Agreement -- Conversion of Shares; Exchange of Stock Certificates; No Fractional Shares."

     Assuming an Average Final Closing Price of $26.819, which represents the average of the closing prices of Snyder Common Stock between May 19, 1997 and June 16, 1997, each share of American List Common Stock would be converted into
1.14 shares of Snyder Common Stock pursuant to the Merger Agreement. The value of the Snyder Common Stock that American List stockholders would receive per share of American List Common Stock, based on such assumed Average Final Closing Price, would be $30.57.

     Factors to be Considered in Exercising Walk-Away Rights. The American List Board will not resolicit the American List stockholders in the event the Average Final Closing Price is below the $20.00 threshold, thereby triggering American List's Walk-away Rights. Once such Walk-away Rights are triggered, the American List Board, in the exercise of its fiduciary duties, will determine whether, in its view, the Merger continues to be in the best interests of the American List stockholders, and, accordingly, whether to proceed with the Merger. The American List Board will consider, in consultation with its financial advisors, a number of factors in determining whether or not to exercise its Walk-away Rights, including, but not limited to, the following: the near-term and long-term prospects for both American List and Snyder; whether any other offers have been received from potential acquirors of American List and, if so, the nature and terms of such offers; the price of Snyder Common Stock and whether it reflects the American List Board's perceived value of such stock; whether any decline in the price of Snyder Common Stock appears to be a continuing trend for such stock; and the price of American List Common Stock. Furthermore, the American List Board will consider overall market conditions.

     Range of Average Final Closing Prices and Corresponding Exchange Ratios. The following table sets forth, for a range of Average Final Closing Prices of Snyder Common Stock, the respective Exchange Ratio and the respective value (based on such Average Final Closing Prices) of Snyder Common Stock that American List stockholders would receive pursuant to the Merger.

                                     VALUE OF SNYDER COMMON STOCK
AVERAGE FINAL                             THAT AMERICAN LIST
CLOSING PRICE     EXCHANGE RATIO      STOCKHOLDERS WOULD RECEIVE
-------------     --------------     ----------------------------
     $33              1.0000                    $33.00
      32              1.0000                     32.00
      31              1.0323                     32.00
      30              1.0667                     32.00
      29              1.1034                     32.00
      28              1.1429                     32.00
      27              1.1400                     30.78
      26              1.1400                     29.64
      25              1.1884                     29.71
      24              1.2379                     29.71
      23              1.2917                     29.71
      22              1.3505                     29.71
      21              1.4148                     29.71
      20              1.4855                     29.71
      19              1.5637                     29.71

     If the Average Final Closing Price falls below $19, the Exchange Ratio will increase accordingly so that the value (based on the Average Final Closing Price) of Snyder Common Stock to be received by American List stockholders per share of American List Common Stock would remain $29.71.

     American List stockholders can call the following toll-free number at any time following the third Trading Day prior to the Meeting to ascertain the exact number of shares of Snyder Common Stock to be issued per share of American List Common Stock: 1-800-322-2885.

     Exchange of American List Stock Certificates. Upon consummation of the Merger, each holder of a certificate or certificates representing shares of American List Common Stock (the "Certificates") outstanding immediately prior to the Merger will, upon the surrender thereof to American Stock Transfer & Trust Company, as exchange agent designated by Snyder (the "Exchange Agent"), be entitled to receive a certificate or certificates representing the number of whole shares of Snyder Common Stock into which such shares of American List Common Stock will have been converted as a result of the Merger, together with cash in lieu of any fractional share to which such American List stockholder may be entitled to receive. After the consummation of the Merger, the Exchange Agent will mail a letter of transmittal with instructions to all holders of record of American List Common Stock as of the Effective Time for use in surrendering their Certificates in exchange for certificates representing shares of Snyder Common Stock. CERTIFICATES SHOULD NOT BE SURRENDERED UNTIL THE LETTER OF TRANSMITTAL AND INSTRUCTIONS ARE RECEIVED. See "The Merger Agreement -- Conversion of Shares; Exchange of Stock Certificates; No Fractional Shares."

     No fractional shares of Snyder Common Stock will be issued in the Merger. In lieu thereof, each holder of American List Common Stock who otherwise would have been entitled to a fractional share of Snyder Common Stock will receive cash in an amount equal to such fraction multiplied by the Average Final Closing Price of Snyder Common Stock. See "The Merger Agreement -- Conversion of Shares; Exchange of Stock Certificates; No Fractional Shares."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Board of Directors of American List (the "American List Board") with respect to the Merger and the Merger Agreement, stockholders should be aware that certain members of American List's management and the American List Board have certain interests in the Merger that are in addition to the interests of stockholders of American List generally. Upon consummation of the Merger, (i) Mr. Lerner will receive $2,000,000 pursuant to the termination of his existing employment agreement, (ii) Mr. Lerner will be entitled to receive options to purchase 250,000 shares of Snyder Common Stock under its 1996 Stock Incentive Plan (the "Snyder Stock Option Plan"), 100,000 of which are to be vested six months following the Effective Time and with respect to the remaining 150,000 shares, one-fifth of which will vest on each anniversary date of the Effective Time commencing on the first anniversary date; and (iii) Snyder will grant options to purchase up to 100,000 shares of Snyder Common Stock under the Snyder Stock Option Plan to employees of American List and in amounts identified by Mr. Lerner, subject to the reasonable approval of the American List Board. The members of American List's management and the American List Board will not receive any additional payments and, other than Messrs. Martin Lerner, Donald Damore and Charles A. Caccia, will not enter into employment agreements with American List upon consummation of the Merger. Furthermore, Snyder has agreed in the Merger Agreement to assume all outstanding options (collectively, the "American List Options") granted under American List's 1992 Stock Option Plan (the "American List Stock Option Plan"), to indemnify past and present officers and directors of American List for a period of six years and, subject to certain limitations, to use its best efforts to provide directors' and officers' liability insurance for not less than three years after the Effective Time. The American List Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement. See "The Merger -- Interests of Certain Persons in the Merger" and "The Merger Agreement -- Certain Covenants."

CONDITIONS TO THE MERGER

     The respective obligations of American List, Snyder and Acquisition to consummate the Merger are subject to a number of conditions, including, among others: (i) the approval of the Merger Agreement by American List stockholders;
(ii) the filing or obtaining of all notices or approvals required by any governmental entity; (iii) the absence of any injunction prohibiting the consummation of the Merger; (iv) the Registration Statement having become effective and not being the subject of any stop order proceedings; (v) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); (vi) the approval for listing on the NYSE of the Snyder Common Stock issuable in the Merger; (vii) the receipt by American List of an opinion from its counsel to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); (viii) the receipt of an opinion from Arthur Andersen LLP ("Arthur Andersen") with respect to qualification of the Merger as a pooling of interests; (ix) each party having performed all of its obligations contained in the Merger Agreement in all material respects; and (x) the representations and warranties of each party to the Merger Agreement being true and correct in all material respects at the Effective Time. American List and Snyder may determine to modify or waive any condition to the consummation of the Merger, to the extent permitted by law. Neither American List nor Snyder presently contemplates waiving or modifying any of the foregoing conditions. See "The Merger Agreement -- Conditions to the Merger," "The Merger
Agreement -- Modification or Amendment" and "The Merger Agreement -- Waiver."

OTHER ACQUISITION PROPOSALS

     The Merger Agreement provides that, subject to certain exceptions, prior to the consummation or termination of the Merger Agreement, American List, its affiliates and their respective officers, directors, employees, representatives and agents will not encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any entity concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving American List or any subsidiary or division of American List, in each case subject to certain exceptions necessary to comply with the American List Board's fiduciary obligations to the American List stockholders. See "The Merger Agreement -- Certain Covenants."

TERMINATION

     The Merger Agreement provides that it may be terminated and the Merger abandoned at any time prior to the Effective Time, (i) by mutual consent of American List and Snyder, (ii) by either American List or Snyder if the Merger shall not have been consummated by August 15, 1997, (iii) by either American List or

Snyder if a court of competent jurisdiction issues an order, decree or ruling or takes any final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action has become non-appealable,
(iv) by American List if (a) there has been a breach by Snyder or Acquisition of any representation or warranty or if any representation or warranty of Snyder or Acquisition becomes untrue, in each case such that the obligations of American List would be incapable of being satisfied by August 15, 1997, (b) there has been a breach of any covenants or agreements by Snyder or Acquisition having a Material Adverse Effect (as defined in the Merger Agreement) on Snyder or materially adversely affecting (or materially delaying) the consummation of the Merger, which breach is not cured within 20 business days of notice, or (c) American List enters into a definitive agreement relating to a Superior Proposal (as defined in the Merger Agreement), and (v) by Snyder and Acquisition if (a) there has been a breach by American List of any representation or warranty or if any representation or warranty of American List becomes untrue, in each case such that the obligations of Snyder and Acquisition would be incapable of being satisfied by August 15, 1997, (b) there has been a breach of any covenants or agreements by American List having a Material Adverse Effect on American List or materially adversely affecting (or materially delaying) the consummation of the Merger, which breach is not cured within 20 business days of notice, (c) American List enters into a definitive agreement relating to any Third Party Acquisition (as defined in the Merger Agreement), (d) the American List Board shall have withdrawn, modified or changed its approval or recommendation of the Merger Agreement or the Merger, or (e) the Merger Agreement and the Merger shall fail to receive the requisite vote for approval and adoption by the stockholders of American List at the Meeting. See "The Merger Agreement -- Termination."

     In addition, the Merger Agreement may be terminated prior to the Effective Time (i) by Snyder if the Average Final Closing Price of the Snyder Common Stock is less than $24.00 and (ii) by American List if the Average Final Closing Price of Snyder Common Stock is less than $20.00. See "The Merger Agreement -- Termination."

TERMINATION FEES

     The Merger Agreement provides that if Snyder or American List terminates the Merger Agreement, except in certain limited circumstances, the terminating party will be reimbursed for all out-of-pocket fees and expenses actually and reasonably incurred by such party, in an aggregate amount not to exceed $1,000,000. Furthermore, if the Merger Agreement is terminated by either party for certain specified reasons, American List will pay a break-up fee to Snyder in the amount of $5,000,000, less any amounts already paid for out-of-pocket fees and expenses. See "The Merger Agreement -- Fees and Expenses."

REGULATORY APPROVALS

     The consummation of the Merger is subject to certain regulatory approvals, including the expiration or termination of the relevant waiting period under the HSR Act. Snyder and American List each filed notification and report forms under the HSR Act, on April 15, 1997 and April 10, 1997, respectively, with the Federal Trade Commission (the "FTC") and the Department of Justice (the "DOJ"). The waiting periods under the HSR Act expired by early termination on April 21, 1997. See "The Merger Agreement -- Conditions to the Merger" and "The
Merger -- Regulatory Approvals."

ACCOUNTING TREATMENT

     The Merger is expected to be accounted for as a pooling of interests in accordance with generally accepted accounting principles. It is a condition to the consummation of the Merger that Snyder receive an opinion from Arthur Andersen that the Merger will qualify for pooling of interests accounting treatment. See "The Merger -- Accounting Treatment" and "The Merger
Agreement -- Conditions to the Merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The Merger is intended to qualify as a reorganization within the meaning of
Section 368(a) of the Code such that, for federal income tax purposes, the Merger will not result in the recognition of gain or loss by

American List, Snyder, Acquisition or, except to the extent they receive any cash in the Merger, the stockholders of American List. American List's obligation to effect the Merger is conditioned on the delivery of an opinion from Schulte Roth & Zabel LLP, special counsel to American List, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, for federal income tax purposes the Merger constitutes a reorganization within the meaning of Section 368(a) of the Code. American List will not waive the condition requiring the receipt of such an opinion from its counsel. Such opinion has been delivered and a copy has been filed as an exhibit to the Registration Statement. Stockholders are urged to consult their tax advisors as to the tax consequences of the Merger to them under federal, state, local or any other applicable law. See "The Merger -- Certain Federal Income Tax Consequences of the Merger."

ABSENCE OF APPRAISAL RIGHTS

     Stockholders of American List do not have appraisal rights in connection with the Merger. See "The Merger -- No Rights of Dissenting Stockholders."

CERTAIN DIFFERENCES IN THE RIGHTS OF STOCKHOLDERS

     The rights of stockholders of American List are currently governed by the Certificate of Incorporation and Bylaws of American List. Upon consummation of the Merger, American List stockholders will receive Snyder Common Stock in the Merger and will become stockholders of Snyder, and their rights will be governed by the Certificate of Incorporation and Bylaws of Snyder. See "Description of Snyder Capital Stock" and "Comparative Rights of Stockholders."

RESALE RESTRICTIONS

     All shares of Snyder Common Stock received by American List stockholders in the Merger have been registered under the Securities Act and will be freely transferable, except that shares of Snyder Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of American List at the time of the Meeting may be resold by them only in certain permitted circumstances. See "The Merger -- Restrictions on Sales of Shares by Affiliates" and "The Merger -- Interests of Certain Persons In the Merger."

PERCENTAGE OWNERSHIP INTEREST OF AMERICAN LIST STOCKHOLDERS AFTER THE MERGER

     Based on the number of shares of Snyder Common Stock outstanding on the Record Date and assuming the issuance of approximately 5,029,689 shares of Snyder Common Stock in the Merger (the "Estimated Merger Shares"), based on an assumed Average Final Closing Price of $26.819 (which represents the average of the closing prices of the Snyder Common Stock, as reported on the NYSE Composite Tape between May 19, 1997 and June 16, 1997), upon consummation of the Merger there will be approximately 42,920,833 shares of Snyder Common Stock outstanding at the Effective Time, of which the stockholders of American List, in aggregate, will own approximately 11.72% (approximately 10.66% on a fully diluted basis assuming the exercise of all currently outstanding options to purchase shares of Snyder Common Stock and all currently outstanding American List Options which will be assumed by Snyder at the Effective Time). See "Risk Factors -- Dilution of Voting Power" and "The Merger -- Percentage Ownership Interest of American List Stockholders after the Merger."

AMERICAN LIST BOARD'S RECOMMENDATION; REASONS FOR THE TRANSACTION

     The American List Board believes that the Merger is fair to, and in the best interests of, American List and its stockholders. The American List Board has unanimously approved the Merger and the Merger Agreement and recommends that you vote FOR approval of the Merger and the Merger Agreement and the transactions contemplated thereby.

     At a meeting held on March 18, 1997, the American List Board unanimously approved the Merger and the Merger Agreement and resolved to recommend that American List stockholders vote for approval and adoption of the Merger and the Merger Agreement. The American List Board considered many factors in reaching its conclusion to approve the Merger and the Merger Agreement and to recommend that American List stockholders vote for approval and adoption of the Merger and the Merger Agreement. See "The
Merger -- Reasons for the Merger" and "The Merger -- Recommendation of the American List Board."

OPINION OF FINANCIAL ADVISOR

     Prudential Securities Incorporated ("Prudential Securities"), American List's financial advisor, has rendered its written opinion (the "Opinion") to the American List Board to the effect that, as of the date of such opinion, the Exchange Ratio is fair to the stockholders of American List from a financial point of view. A copy of the Opinion, which sets forth the assumptions made, matters considered, and the limits of review, is attached to this Proxy Statement/Prospectus as Exhibit B, and should be read carefully by holders of the American List Common Stock. Prudential Securities subsequently confirmed the Opinion in writing on June 18, 1997. See "Opinion of Financial Advisor to American List."

             SELECTED CONSOLIDATED FINANCIAL DATA OF AMERICAN LIST

     The selected consolidated financial data presented below for each of the fiscal years ended February 28, 1995, February 29, 1996 and February 28, 1997 are derived from and are qualified by reference to American List's Consolidated Financial Statements which have been audited by Grant Thornton LLP, independent certified public accountants ("Grant Thornton"), as indicated in their report contained elsewhere in this Proxy Statement/Prospectus. The consolidated financial data for the years ended February 28, 1993 and 1994 are derived from audited financial statements not included in this Proxy Statement/Prospectus. This data should be read in conjunction with American List's Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and notes thereto contained elsewhere in this Proxy Statement/Prospectus.

                                                              FISCAL YEAR ENDED FEBRUARY 28 OR 29,
                                                       ---------------------------------------------------
                                                        1993       1994       1995       1996       1997
                                                       -------    -------    -------    -------    -------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues............................................   $10,108    $12,635    $15,494    $18,887    $18,471
Cost of operations..................................     1,985      1,992      2,201      2,902      3,066
Selling, general and administrative expenses........     2,734      3,391      3,615      4,238      4,940
Operating income....................................     5,389      7,252      9,678     11,746     10,465
Investment income...................................       271        193        378        476        390
Interest expense....................................        --         --       (129)      (185)      (154)
Earnings before provision for income taxes..........     5,660      7,445      9,927     12,037     10,701
Provision for income taxes..........................    (2,148)    (2,871)    (3,751)    (4,428)    (3,953)
                                                       -------    -------    -------    -------    -------
Net earnings........................................   $ 3,512    $ 4,574    $ 6,176    $ 7,609    $ 6,748
                                                       =======    =======    =======    =======    =======
Net earnings per common share.......................   $   .77    $  1.00    $  1.36    $  1.68    $  1.51
                                                       =======    =======    =======    =======    =======
Weighted average shares outstanding.................     4,557      4,557      4,557      4,542      4,462
Dividends per common share(1).......................   $   .61    $   .79    $   .60    $   .95    $  1.20

                                                                                               AS OF
                                                                                           FEBRUARY 28,
                                                                                               1997
                                                                                          ---------------
                                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities.......................................       $ 9,399
Working capital........................................................................        14,693
Total assets...........................................................................        20,039
Total liabilities......................................................................         3,040
Stockholders' equity...................................................................        16,999

---------------
(1) American List commenced paying regular quarterly dividends of $.20 per share in February 1994, which amount was increased to $.25 per share in June 1995 and to $.30 per share in April 1996. Reported dividends during fiscal 1995, 1996 and 1997 reflect timing differences in the declaration and payment of dividends.

                 SELECTED CONSOLIDATED FINANCIAL DATA OF SNYDER

     In January 1997 and March 1997, respectively, Snyder acquired MMD in a merger transaction and Brann in a share exchange transaction (the "Acquisitions") accounted for as pooling of interests for accounting and financial reporting purposes. The Acquisitions are further discussed in "Certain Information Regarding Snyder -- General" and in Note 1 to the Consolidated Financial Statements of Snyder contained elsewhere in this Proxy Statement/Prospectus. The following table sets forth selected consolidated financial data of Snyder as of and for each of the years in the five year period ended December 31, 1996 and the three month periods ended March 31, 1996 and 1997, after giving effect to the Acquisitions. The table below gives effect to the Acquisitions as if they had occurred on January 1 of each period presented. The table also sets forth unaudited pro forma income statement data for each of the years in the five year period ended December 31, 1996 and for the quarter ended March 31, 1996 which gives pro forma effect to federal, state and city income taxes as if all operations of Snyder, MMD and Brann were subject to such taxes for all periods presented. The income statement data for each of the years in the three year period ended December 31, 1996 and the balance sheet data as of December 31, 1995 and 1996 are derived from the audited Consolidated Financial Statements of Snyder. All other income statement and balance sheet data presented are derived from unaudited Consolidated Financial Statements of Snyder and in the opinion of the management of Snyder include all adjustments, consisting of normal and recurring adjustments, which are necessary to present fairly the results of operations and financial position of Snyder for each period presented. The following selected financial data should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Proxy Statement/Prospectus.

                                                                                                   FOR THE QUARTERS
                                               FOR THE YEARS ENDED DECEMBER 31,                    ENDED MARCH 31,
                                 -------------------------------------------------------------    ------------------
                                    1992           1993         1994        1995        1996       1996       1997
                                 -----------    -----------    -------    --------    --------    -------    -------
                                 (UNAUDITED)    (UNAUDITED)                                          (UNAUDITED)
                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA(1)(2)
Revenues......................     $ 8,196        $22,168      $80,429    $132,801    $185,440    $40,506    $49,053
Acquisition costs(3)..........          --             --           --          --          --         --     16,181
Income (loss) before
  extraordinary item..........          53            877        5,814       7,195       8,231      2,372    (12,482)
Extraordinary item(4).........          --             --           --          --      (1,215)        --         --
Net (loss) income.............          53            877        5,814       7,195       7,015      2,372    (12,482)
                                   =======        =======     ========    ========    ========
Unaudited:
Pro forma provision for income
  taxes(5)....................          29            419        3,088       3,574       4,293      1,068      1,342
Pro forma income (loss) before
  extraordinary item(5).......          63            546        4,191       5,193       5,350      1,331    (12,483)
Pro forma net income
  (loss)(5)...................          63            546        4,191       5,193       4,134      1,331    (12,483)
                                   =======        =======     ========    ========    ========
Pro forma income before
  extraordinary item per
  share(6)....................     $  0.00        $  0.02      $  0.13    $   0.16    $   0.16    $  0.04    $ (0.33)
                                   =======        =======      =======    ========    ========
Pro forma net income per
  share(6)....................     $  0.00        $  0.02      $  0.13    $   0.16    $   0.12    $  0.04    $ (0.33)
                                   =======        =======      =======    ========    ========
Shares used in computing pro
  forma per share
  amounts(6)..................      29,466         29,466       33,163      33,163      34,455     33,163     37,364
Cash dividends declared per
  common share................          --             --           --          --          --         --         --

                                                             AS OF DECEMBER 31,                              AS OF
                                      ----------------------------------------------------------------     MARCH 31,
                                         1992           1993           1994         1995        1996         1997
                                      -----------    -----------    -----------    -------    --------    -----------
                                      (UNAUDITED)    (UNAUDITED)    (UNAUDITED)                           (UNAUDITED)
                                           (IN THOUSANDS)
BALANCE SHEET DATA(1)(2)
Total assets.......................     $ 3,990        $ 8,378        $ 9,850      $47,549    $104,594      $99,158
Long-term debt.....................       3,234          2,638          2,057       12,064       8,043        7,350
Mandatorily redeemable preferred
  stock(7).........................          --             --             --        4,597       5,110           --
Equity (deficit)...................      (3,042)        (2,241)           661        4,870      50,097       52,534

                                             (Footnotes continued on next page.)

---------------
(1) Prior to the consummation on September 24, 1996 of the reorganization (the "Reorganization") in which Snyder acquired all of the limited partnership interests in Synder Communications, L.P. (the "Partnership") and all of the issued and outstanding stock of the corporate general partner, Snyder Marketing Services, Inc. ("SMS"), the operations of Snyder were conducted through the Partnership. The Partnership was owned 63.85 percent by SMS and
    36.15 percent by the limited partners. The Reorganization resulted in the stockholders of SMS exchanging 100 percent of their SMS stock for Snyder Common Stock simultaneously with the limited partners exchanging their limited partner interests in the Partnership for Snyder Common Stock. After the Reorganization, Snyder owns 100 percent of the stock of SMS and, directly and indirectly through its ownership of SMS, 100 percent of the interests of the Partnership. Because of the continuity of ownership, the Reorganization was accounted for by combining the assets, liabilities, and operations of SMS, the Partnership, and Snyder at their historical cost basis. Accordingly, for the periods prior to the Reorganization, the income statement and balance sheet data include a combination of the accounts of SMS and the Partnership.

(2) On January 25, 1994, Brann acquired all of the issued and outstanding common stock of Brann Direct Marketing Limited ("Brann Limited") in a transaction accounted for as a purchase.

(3) These costs are directly related to the Acquisitions. These costs include primarily banking fees, other professional service fees, certain United Kingdom excise and transfer taxes, as well as a non-cash charge of approximately $9.1 million related to the accelerated vesting of options held by Brann employees.

(4) An extraordinary item was recorded in conjunction with the early redemption of the subordinated debentures due to related parties. The extraordinary item is net of tax and consists of prepayment penalties and the write-off of unamortized discount and debt issuance costs.

(5) Prior to the Reorganization and the Acquisitions, Snyder and MMD's principal operations were not subject to federal or state corporate income taxes. In addition, Brann is a foreign subsidiary, subject to different statutory income tax rates. A pro forma provision for income taxes is calculated, using a combined federal and state tax rate of 39.55% for Snyder, 44.91% for MMD and 33.00% for Brann, as if Snyder and MMD had been taxable C corporations for each of the periods presented except for the period ended March 31, 1997, for which the historical provision for income taxes is presented. The pro forma provision is the only adjustment to historical income before taxes and extraordinary item in the calculation of pro forma income before extraordinary item and pro forma net income.

(6) The shares used in computing pro forma net income per share before extraordinary item and pro forma net income per share assume that the Reorganization and the Acquisitions had occurred at the beginning of each of the periods presented and reflect the issuance of additional shares as a result of Snyder's initial public offering and the exercise of stock options.

(7) On January 25, 1994, in connection with the acquisition of Brann Limited by Brann, fixed cumulative mandatorily redeemable preferred shares were issued. The preferred shares do not carry voting rights unless dividends are in arrears, which has not occurred, and are not convertible into ordinary or "A" ordinary shares. Accordingly, the preferred shares are classified as long-term debt obligations.

         SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

     The summary unaudited pro forma condensed combined financial data presented below gives effect to Snyder's business combinations with MMD and Brann and the proposed combination with American List (the "Business Combinations") on a pooling of interests basis. The pro forma income statement data assumes that the Business Combinations occurred as of January 1 of each period presented and the combined balance sheet data assumes that the Business Combinations occurred as of December 31, 1996.

     The pro forma financial data for all periods presented reflects the combined financial information for Snyder, MMD and Brann and has been derived from the unaudited quarterly financial statements from the March 31, 1997 Form 10-Q filing and the audited Consolidated Financial Statements of Snyder for 1994, 1995, and 1996. The pro forma financial data for American List as of and for the quarter ended March 31, 1997 has been derived from the audited Consolidated Financial Statements of American List as of February 28, 1997. The pro forma quarterly statement of income data for the quarter ended March 31, 1997 was derived by deducting the results of the nine month period ended November 30, 1996 from the audited Consolidated Financial Statements of American List for the year ending February 28, 1997. The pro forma financial data for American List for the years ended December 31, 1996, 1995 and 1994 has been derived from the audited Consolidated Financial Statements of American List as of and for the three years ended February 28, 1997, February 29, 1996 and February 28, 1995, respectively. The derivation of such information results in the inclusion of the three months ended February 28, 1997 ($5,031,000 in revenues and $1,825,000 in net income) in the pro forma financial data for the year ended December 31, 1996 and in the inclusion of the three months ended February 29, 1996 ($5,665,000 in revenues and $2,491,000 in net income) in the pro forma financial data for the year ended December 31, 1995.

     The unaudited pro forma data is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Business Combinations had occurred on such date or at the beginning of the periods indicated, nor is it necessarily indicative of the future operating results or financial position of the combined companies. The following unaudited pro forma data should be read in conjunction with the Consolidated Financial Statements of Snyder and notes thereto, included elsewhere in this Proxy Statement/Prospectus, as well as the Consolidated Financial Statements of American List and notes thereto, included elsewhere in this Proxy Statement/Prospectus.

                                                                                           FOR THE QUARTER
                                                    FOR THE YEARS ENDED DECEMBER 31,       ENDED MARCH 31,
                                                    ---------------------------------    --------------------
              INCOME STATEMENT DATA                  1994         1995         1996       1996        1997
                                                    -------     --------     --------    -------    ---------
                                                          (IN THOUSANDS, EXCEPT
                                                           PER SHARE AMOUNTS)
Revenues..........................................  $95,923     $151,688     $203,911    $46,171    $ 54,084
Acquisition cost..................................       --           --           --         --      16,181
Income (loss) from operations.....................   18,125       21,969       21,260      6,638      (8,556)
Income (loss) before taxes and extraordinary
  item............................................   17,206       20,805       20,344      6,273      (8,267)
Income (loss) from continuing operations..........   11,990       14,805       14,979      4,862     (10,658)
                                                    ========    =========    =========   ========   =========
Net income (loss) per common share................     0.31         0.39         0.38       0.13       (0.25)
                                                    ========    =========    =========   ========   =========
Shares used in computing net income amounts.......   38,359       38,341       39,347     38,341      42,451
                                                    ========    =========    =========   ========   =========
Fully diluted net income (loss) from continuing
  operations
  per share.......................................     0.31         0.39         0.38       0.13       (0.25)
Fully diluted average shares outstanding..........   38,359       38,341       39,542     38,341      42,451

                                                                                                      AS OF
                                                                                                    MARCH 31,
                BALANCE SHEET DATA                                                                    1997
                                                                                                    ---------
Total assets......................................                                                  $119,197
Long-term debt....................................                                                     8,890
Mandatorily redeemable preferred stock............                                                        --
Total equity......................................                                                    63,990

               NOTES TO PRO FORMA COMBINED FINANCIAL INFORMATION

1. The pro forma combined financial information reflects the issuance of 5,029,689 shares of Snyder Common Stock for an aggregate of 4,412,008 shares of American List Common Stock in connection with the Merger based upon a conversion factor of 1.14 shares of Snyder Common Stock for each share of American List Common Stock. The actual number of shares of Snyder Common Stock to be issued will be determined at the Effective Date of the Merger.

2. On a combined basis, there were no material transactions between Snyder and American List during any period presented.

3. An extraordinary item was recorded in conjunction with the early redemption of subordinated debentures due to related parties. This non-recurring charge was included in Snyder's historical consolidated financial statements.

                           COMPARATIVE PER SHARE DATA

     The following table sets forth selected unaudited comparative per share data for Snyder and American List on a historical and pro forma combined basis. In addition, the following unaudited information reflects American List Common Stock on a pro forma equivalent basis. Pro forma combined per share amounts are derived from the unaudited pro forma combined data presented elsewhere herein, which gives effect to the Merger as a pooling of interests in accordance with generally accepted accounting principles as if the Merger had occurred on January 1 of each period presented. The per share equivalent pro forma combined data for American List is calculated by multiplying the Snyder pro forma amounts per share by the Exchange Ratio assuming that the Exchange Ratio in the Merger is 1.14, based on an assumed Average Final Closing Price of $26.819, which represents the average of the closing prices of the Snyder Common Stock between May 19, 1997 and June 16, 1997. The information has been derived from the audited historical Consolidated Financial Statements of Snyder, including the notes thereto, the unaudited Pro Forma Combined Financial Data of Snyder, including the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus and the audited Consolidated Financial Statements of American List, including the notes thereto, incorporated herein by reference. The comparative per share data for American List for the years ended December 31, 1996, 1995 and 1994 has been derived from the audited Consolidated Financial Statements of American List as of and for the years ended February 28, 1997, February 29, 1996 and February 28, 1995, respectively. In addition certain American List information has been derived from the unaudited quarterly information as of February 28, 1997, which does not appear elsewhere in this Proxy Statement/Prospectus but has been derived by deducting the results of the nine month period ended November 30, 1996 from the audited Consolidated Financial Statements of American List for the year ending February 28, 1997. This information should be read in conjunction with such historical, supplemental and pro forma financial statements and the related notes thereto.

     The information is not necessarily indicative of the results of the future operations of the combined entity or the actual results that would have occurred had the Merger and the Acquisitions been consummated prior to the periods indicated.

                                                              YEARS ENDED DECEMBER
                                                                       31,              QUARTER ENDED
                                                             -----------------------      MARCH 31,
                                                             1994     1995     1996         1997
                                                             -----    -----    -----    -------------
Snyder -- Historical:
     Pro Forma Earnings from continuing operations(1).....   $0.18    $0.22    $0.24       $ (0.33)
     Cash Dividends.......................................    --       --       --          --
     Book Value...........................................                      1.45          1.41
American List -- Historical:
     Earnings from continuing operations..................    1.36     1.68     1.51          0.41
     Cash Dividends.......................................    0.60     0.95     1.20          0.30
     Book Value...........................................                      3.81          3.81
Snyder/American List -- Pro Forma Combined:
     Earnings from continuing operations(1)...............    0.31     0.39     0.38         (0.25)
     Cash Dividends(2)....................................    0.07     0.11     0.14          0.03
     Book Value...........................................                      1.71          1.64
Equivalent Pro Forma Combined for American List Common
  Stock:
     Earnings from continuing operations(1)...............    0.35     0.44     0.43         (0.29)
     Cash Dividends.......................................    0.08     0.13     0.16          0.03
     Book Value...........................................                      1.94          1.87

---------------
(1) Prior to the Reorganization, Snyder's principal operations were not subject to federal or state corporate income taxes. A pro forma provision for income tax is calculated for the three years ended December 31, 1996 using a combined federal and state tax rate of 39.55%, as if Snyder had been a taxable C corporation for each of the periods presented. The pro forma provision for income taxes is the only adjustment to historical earnings from continuing operations for these periods. Such a pro forma tax adjustment was not made to earnings from continuing operations for the period ended March 31, 1997 as all of Snyder's operations were subject to income tax during this period.

(2) Snyder has never paid cash dividends on Snyder Common Stock and has no present intention of paying cash dividends in the foreseeable future.

                  COMPARATIVE MARKET PRICE DATA AND DIVIDENDS

     American List Common Stock is listed and traded on the AMEX under the symbol "AMZ." Snyder Common Stock is listed and traded on the NYSE under the symbol "SNC." The tables below set forth, for the quarters indicated, (i) the high and low sales prices of American List Common Stock as reported on the AMEX and the per share cash dividends paid to holders of American List Common Stock and (ii) the high and low sales prices of Snyder Common Stock, as reported on the NYSE Composite Tape.

                                                                                       DIVIDENDS
                                                                      PRICE OF            PAID
                                                                   AMERICAN LIST      PER SHARE OF
                                                                    COMMON STOCK        AMERICAN
                                                                  ----------------        LIST
                         AMERICAN LIST                             HIGH      LOW      COMMON STOCK
---------------------------------------------------------------   ------    ------    ------------
YEAR ENDED FEBRUARY 28, 1995:
     First Quarter.............................................   $17.88    $16.13        $.20
     Second Quarter............................................    18.75     17.00         .20
     Third Quarter.............................................    19.25     17.00         .20
     Fourth Quarter............................................    20.25     16.13         .20

YEAR ENDED FEBRUARY 29, 1996:
     First Quarter.............................................    25.13     20.13         .20
     Second Quarter............................................    30.75     23.63         .25
     Third Quarter.............................................    29.63     24.50         .25
     Fourth Quarter............................................    37.50     25.50         .25

YEAR ENDED FEBRUARY 28, 1997:
     First Quarter.............................................    34.25     20.25         .30
     Second Quarter............................................    28.63     24.50         .30
     Third Quarter.............................................    29.75     26.13         .30
     Fourth Quarter............................................    31.00     21.75         .30

YEAR ENDED FEBRUARY 28, 1998:
     First Quarter.............................................    28.13     20.00         .30
     Second Quarter (through June 16, 1997)....................    29.25     27.75          --

                                                                      PRICE OF
                                                                       SNYDER
                                                                    COMMON STOCK
                                                                  ----------------
                            SNYDER                                 HIGH      LOW
---------------------------------------------------------------   ------    ------
YEAR ENDED DECEMBER 31, 1996:
     Third Quarter.............................................   $21.75    $17.75
     Fourth Quarter............................................    29.38     18.63

YEAR ENDED DECEMBER 31, 1997:
     First Quarter.............................................    33.13     23.50
     Second Quarter (through June 16, 1997)....................    28.00     19.50

     The closing prices of American List Common Stock and Snyder Common Stock on March 18, 1997, the last full trading day prior to the public announcement of the Merger, were $22.38 per share, as reported on the AMEX, and $26.25 per share, as reported on the NYSE Composite Tape, respectively. The closing prices of American List Common Stock and Snyder Common Stock on June 16, 1997, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, were $29.13 per share, as reported on the AMEX, and $27.50 per share, as reported on the NYSE Composite Tape, respectively. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS.

     American List currently pays regular quarterly dividends to holders of American List Common Stock. For fiscal 1997, American List declared quarterly dividends of $.30 per share, the aggregate value of which was $5,354,816. The first quarter dividend of fiscal 1998 of $.30 per share was declared on April 25, 1997 and was paid on May 16, 1997 to stockholders of record on May 6, 1997. The current dividend rate represents an increase over the prior quarterly dividend rate of $.25 per share. Snyder has never paid cash dividends on Snyder Common Stock and has no present intention of paying cash dividends in the foreseeable future.

     On June 4, 1997, there were approximately 279 holders of record of American List Common Stock. On June 4, 1997, there were approximately 65 holders of record of Snyder Common Stock.

                                  RISK FACTORS

     In considering whether to approve and adopt the Merger and the Merger Agreement, the holders of American List Common Stock should consider the following matters. Certain statements made in the Proxy Statement/Prospectus are "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995). Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Snyder to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include reliance on major clients, management of growth, growth through acquisitions, competitive and fragmented industry, dependence on labor force and key personnel, government regulation and potential fluctuations in quarterly operating results.

EXCHANGE RATIO RELATIVE TO SNYDER COMMON STOCK PRICE

     The Exchange Ratio is not expressed in the Merger Agreement as a fixed ratio. Accordingly, the Exchange Ratio will be adjusted in the event of any increase or decrease in the average price of Snyder Common Stock prior to the Effective Time. The Average Final Closing Price of Snyder Common Stock may vary from its price at the date of this Proxy Statement/Prospectus and at the date of the Meeting. Such variations may be the result of changes in the business, operations or prospects of Snyder, market assessments of the likelihood that the Merger will be consummated and the timing thereof, regulatory considerations, general market and economic conditions and other factors. Because the Average Final Closing Price of Snyder Common Stock is calculated over a twenty day period prior to the Effective Time, there can be no assurance that the Average Final Closing Price of Snyder Common Stock will be indicative of its price at the date of the Meeting, at the Effective Time or after the Effective Time. In addition, the trading price of Snyder Common Stock may be adversely affected by shares of Snyder Common Stock issued and publicly tradable after the Effective Time. The Effective Time will occur as soon as practicable following the Meeting and the satisfaction or waiver of the other conditions set forth in the Merger Agreement. Stockholders of American List are urged to obtain current market quotations for Snyder Common Stock. See "The Merger Agreement -- Conditions to the Merger."

DILUTION OF VOTING POWER

     Each stockholder of American List will own a significantly smaller percentage of the outstanding shares of Snyder Common Stock immediately following the Effective Time than the percentage of the outstanding shares of American List Common Stock which that stockholder owned immediately prior to the Effective Time. Consequently, the Merger will cause an immediate dilution of the voting power of each holder of American List Common Stock relative to the outstanding shares of Snyder. Assuming the issuance in the Merger of the Estimated Merger Shares, stockholders of American List will own in the aggregate approximately 11.72% of the total outstanding Snyder Common Stock immediately following consummation of the Merger.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

     The Merger Agreement contemplates a number of conditions which must be satisfied or waived, to the extent permitted by law, prior to the Closing Date of the Merger which include, among other things, (i) the approval of the Merger Agreement by American List stockholders; (ii) the filing or obtaining of all notices or approvals required by any governmental entity; (iii) the absence of any injunction prohibiting the consummation of the Merger; (iv) the Registration Statement having become effective and not being the subject of any stop order proceedings; (v) the expiration or termination of the waiting period under the HSR Act; (vi) the approval for listing on the NYSE of the Snyder Common Stock issuable in the Merger; (vii) the receipt by American List of an opinion from its counsel to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code;
(viii) the receipt of an opinion from Arthur Andersen with respect to qualification of the Merger as a pooling of interests; (ix) each party having performed all of its obligations contained in the Merger Agreement in all material respects; and (x) the representations and warranties of each party to the Merger Agreement being true and correct in all material respects at the Effective Time. If any of the conditions set forth in the Merger Agreement are not satisfied, the Merger would only be consummated if such condition is waived, to the extent permitted by law. There can be no assurance, however, that such a waiver will occur. See "The Merger Agreement -- Conditions to the Merger" and "The Merger Agreement -- Waiver."

RIGHTS AS HOLDERS OF SNYDER COMMON STOCK

     Upon consummation of the Merger, the former stockholders of American List will become stockholders of Snyder. After the Effective Time, the rights of the American List stockholders who become stockholders of Snyder will no longer be governed by American List's Certificate of Incorporation and Bylaws, but instead will be governed by Snyder's Certificate of Incorporation and Bylaws. See "Description of Snyder Capital Stock" and "Comparative Rights of Stockholders."

RELIANCE ON AT&T

     Currently, AT&T is Snyder's largest client. In 1997, Snyder acquired MMD in a merger transaction and Brann in a share exchange transaction, pursuant to which each of MMD and Brann became wholly-owned subsidiaries of Snyder. If MMD and Brann had been wholly-owned subsidiaries of Snyder in 1996, AT&T would have accounted for 27%, or approximately $50.4 million, of Snyder's 1996 revenues on a consolidated basis.

     Snyder currently has two contracts with AT&T. The first contract with AT&T, which expires in December 1997, subject to AT&T's right to renew the contract upon terms mutually agreeable to AT&T and Snyder, provides that Snyder will perform direct sales services for AT&T of certain consumer products. The second contract, which expires in December 1998, subject to automatic renewal for an additional year unless either party gives 90 days notice of termination, provides that Snyder will provide direct sales services for AT&T to commercial customers through direct selling, event marketing and affinity program marketing. The contract also provides that Snyder will provide such services in a defined "Small Business Market" on a trial basis for the first six months of the contract commencing on January 1, 1997.

     Snyder anticipates that, as the expiration of the respective AT&T contracts nears, it will enter into negotiations with AT&T regarding extending the relationship. The loss of AT&T as a client, or any significant portion of the services provided to AT&T, would have a material adverse effect on Snyder. If such negotiations were to prove unsuccessful, Snyder anticipates that it would enter into negotiations with other companies, including with other telecommunications companies, to utilize the resources currently devoted to AT&T (although, under the terms of the first AT&T contract, Snyder could not enter into such negotiations with other telecommunications companies for services targeting the U.S.-based residential customers who either speak foreign languages or are English speakers who consider foreign countries their home (the "Foreign-Origin Consumer Market") until thirty days after the expiration of the AT&T contract). There can be no assurance, however, that Snyder would be able to find clients that would generate the same amount of revenues or profitability of business as does AT&T.

RELIANCE ON OTHER MAJOR CLIENTS

     In addition to AT&T, Snyder has a number of other significant clients. If MMD and Brann had been wholly-owned subsidiaries of Snyder in 1996, the ten largest clients of Snyder, listed alphabetically and based on 1996 revenues on a consolidated basis, would have been AT&T, Barclays Bank plc, Bayer, BMS, Imperial Cancer Research Fund, MCI, Microsoft Ltd., Novartis, Royal Mail and Zurich Municipal. The loss of any of these clients could have a material adverse effect on Snyder's results of operations. If MMD and Brann had been wholly-owned subsidiaries of Snyder in 1996, AT&T and MCI would have accounted for 27% and 10%, respectively, of Snyder's total income for 1996. Concurrently with entering a new contract to provide similar services to AT&T, Snyder terminated its existing contract with MCI, under which it provided marketing and sales services targeting small business customers. There can be no assurance that the new AT&T contract will generate the same level of revenue or profitability as under the MCI contract. See "-- Reliance on AT&T."

GROWTH THROUGH ACQUISITIONS

     In addition to expanding the scope and breadth of its existing products and services, Snyder plans to further expand its business through complementary acquisitions. Snyder is currently considering several acquisitions and expects to continue to consider growth opportunities through additional acquisitions, which may include payments in cash or the issuance of additional shares of Snyder Common Stock, although there are no definitive agreements or arrangements to do so at this time. There can be no assurance that Snyder will have sufficient capital resources to continue to pursue this aspect of its growth strategy. Additionally, there can be no assurance that Snyder will successfully identify, complete or integrate additional acquisitions or that any acquisitions, including the Merger, will perform as expected or will contribute significant revenues or profits to Snyder. Snyder may also, in the future, face increased competition for acquisition opportunities, which may inhibit Snyder's ability to consummate suitable acquisitions on terms favorable to Snyder.

INTEGRATION OF ACQUISITIONS INTO EXISTING MANAGEMENT AND OPERATIONS

     In January 1997, Snyder acquired MMD, a provider of medical sales and marketing services for pharmaceutical companies, and in March 1997 Snyder acquired Brann, a leading provider of targeted marketing services in the U.K. Based on 1996 revenues, the acquisitions of MMD and Brann represent a 124% increase in the size of Snyder's business. Upon consummation of the Merger, American List will also become a wholly-owned subsidiary of Snyder, which will further increase the aggregate size of Snyder.

     The services provided by the acquired companies, although complementary, differ from the traditional outsourced direct sales and marketing services offered by Snyder. There can be no assurance that the anticipated benefits with respect to the clients and targeted markets of these acquisitions will be achieved. Moreover, Snyder had limited experience in acquiring businesses prior to its acquisitions of MMD and Brann. Thus, Snyder has not yet demonstrated the long-term ability to successfully manage an acquired business. There can be no assurance that Snyder will be able to manage successfully the new service areas of Snyder, the employees of such service areas or the client base supported by such service areas.

MANAGEMENT OF GROWTH

     Snyder has experienced rapid growth over the past several years. Continued growth depends in significant part on Snyder's ability to successfully utilize its existing infrastructure and databases to perform services for other clients, as well as on Snyder's ability to develop and successfully implement new marketing methods or channels for new services for existing and new clients. Continued growth will also depend on a number of other factors, including Snyder's ability to (i) maintain the high quality of the services it provides to customers and to increase its penetration with existing customers, (ii) recruit, motivate and retain qualified personnel, (iii) train existing sales representatives or recruit new sales representatives on an economic basis to sell different categories of services or products and (iv) open new field sales offices and new call centers in a timely and economic fashion. Snyder's continued growth also will require the implementation of enhanced operational and financial systems, will require additional management, operational and financial resources and could place a strain on Snyder's operations and resources. There can be no assurance that Snyder will be able to manage its expanding operations effectively or that it will be able to maintain its growth. If Snyder is unable to manage growth effectively, its business, results of operations or financial condition could be materially adversely affected.

RISK ASSOCIATED WITH INTERNATIONAL OPERATIONS AND EXPANSION

     In March 1997, Snyder acquired Brann, its first international acquisition. A key component of Snyder's growth strategy is continued international expansion. There can be no assurance that Snyder will be able to successfully acquire companies, or integrate acquired companies to expand its international operations. In addition, there are certain risks inherent in conducting international business, including exposure to currency fluctuations, difficulties in complying with a variety of foreign laws, unexpected changes in regulatory requirements, difficulties in staffing and managing foreign operations, and potentially adverse tax conse-quences. There can be no assurance that one or more of such factors will not have a material adverse effect on Snyder's international operations and consequently on Snyder's business, results of operations or financial condition.

ADVERSE EFFECT OF FOREIGN EXCHANGE RATES ON RESULTS OF OPERATIONS

     As a result of the acquisition of Brann, approximately 27% of Snyder's net sales in 1997 are expected to be outside of the United States and will be denominated in British pounds. The U.S. dollar value of Snyder's net sales varies with currency exchange rate fluctuations. Significant increases in the value of the U.S. dollar relative to the British pound could have a material adverse effect on Snyder's results of operations. Currently, Snyder does not hedge such currency risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON TREND TOWARD OUTSOURCING

     Snyder's business and growth depend in large part on the trend toward outsourcing of marketing services. There can be no assurance that this trend in outsourcing will continue, as companies may elect to perform such services internally. A significant change in the direction of this trend, or a trend in the telecommunications or pharmaceutical industry not to use, or to reduce the use of, outsourced marketing services, such as those provided by Snyder, would have a material adverse effect on Snyder.

COMPETITIVE AND FRAGMENTED INDUSTRY

     The industry in which Snyder competes is highly competitive and fragmented. Snyder competes with providers of other forms of advertising and marketing media, such as direct mail, television, radio and other advertising media. Snyder also competes with the internal marketing capabilities of clients and prospective clients. Snyder's largest client, AT&T, has significant internal teleservices and field force marketing capabilities and also contracts for these services from competitors of Snyder. Snyder competes as well with other marketing services firms, ranging in size from very small firms offering special applications or short-term projects to large independent firms. A number of competitors have capabilities and resources equal to, or greater than, Snyder's. There can be no assurance that, as Snyder's industry continues to evolve, additional competitors with greater resources than Snyder will not enter the industry (or particular segments of the industry) or that Snyder's clients will not choose to conduct more of their targeted marketing services internally or through alternative marketing media. Although Snyder intends to monitor industry trends and respond accordingly, there can be no assurance that Snyder will be able to anticipate and successfully respond to such trends in a timely manner. See "Certain Information Regarding Snyder -- Competition."

DEPENDENCE ON LABOR FORCE

     Many aspects of Snyder's business are very labor intensive and experience high personnel turnover. Many of Snyder's employees receive hourly wages plus commissions, if earned. A significant number of Snyder's employees, including all of its Direct Services teleservices associates, are employed on a part-time basis. A higher turnover rate among Snyder's employees would increase Snyder's recruiting and training costs and decrease operating efficiencies and productivity. Snyder's operations typically require specially trained employees, such as those employees who market services and products in languages other than English. Growth in Snyder's business will require it to recruit and train qualified personnel at an accelerated rate from time to time. There can be no assurance that Snyder will be able to continue to hire, train and retain a sufficient labor force of qualified employees, particularly bilingual employees. A significant portion of Snyder's costs consists of wages to hourly workers, representing approximately 6% of Snyder's total cost of services in 1996. In August 1996, the United States Congress passed and the President signed legislation (H.R. 3448) which increased the minimum wage 90 cents over two years; as of October 1, 1996, the minimum wage increased from $4.25 to $4.75 per hour and on September 1, 1997 it will increase to $5.15 per hour. Although Snyder compensates the vast majority of its workforce above the minimum wage and therefore will not be directly impacted by the legislation, the increase in the minimum wage may have the effect of inflating wages among hourly workers generally in the marketplace and, in turn, the prevailing wage of employees performing services for Snyder. An increase in hourly wages, costs of employee benefits, employment taxes or commission rates could have a material adverse effect on Snyder.

RELIANCE ON TECHNOLOGY; RISK OF BUSINESS INTERRUPTION

     Snyder has invested significantly in sophisticated and specialized telecommunications and computer technology and has focused on the application of this technology to provide customized solutions to meet many of its clients' needs. In addition, Snyder has invested significantly in sophisticated end-user databases and software that enable it to market its clients' products to targeted markets. Snyder anticipates that it will be necessary to continue to select, invest in and develop new and enhanced technology and end-user databases on a timely basis in the future in order to maintain its competitiveness. In addition, Snyder's business is highly dependent on its computer and telephone equipment and software systems, and the temporary or permanent loss of such equipment or systems, through casualty or operating malfunction, or a significant increase in the cost of telephone services that is not recoverable through an increase in the price of Snyder's services, could have a material adverse effect on Snyder's business. Snyder's property and business interruption insurance may not adequately compensate Snyder for all losses that it may incur in any such event.

DEPENDENCE ON KEY PERSONNEL

     The success of Snyder depends in large part upon the abilities and continued service of its executive officers and other key employees, particularly Mr. Daniel M. Snyder, Chairman of the Board of Directors and Chief Executive Officer, Ms. Michele D. Snyder, Vice Chairman, President and Chief Operating Officer, and A. Clayton Perfall, Chief Financial Officer. There can be no assurance that Snyder will be able to retain the services of such officers and employees. The failure of Snyder to retain the services of Mr. Snyder, Ms. Snyder, Mr. Perfall or of other key personnel could have a material adverse effect on Snyder. Snyder has employment agreements with certain executive officers, including Mr. Snyder, Ms. Snyder and Mr. Perfall, and also has non-competition agreements with certain key personnel, including each of its executive officers. Courts, however, are at times reluctant to enforce such non-competition agreements. See "Snyder -- Executive Compensation -- Executive Employment Contracts." In addition, many of Snyder's executive officers and other key personnel either are participants in Snyder's Stock Option Plan (as is the case with Mr. Perfall) or hold a significant amount of Snyder Common Stock (as is the case with Mr. Snyder and Ms. Snyder). Snyder believes that these interests increase the incentives such key employees have to remain with Snyder. Snyder maintains a key person insurance policy on Mr. Snyder. In order to support its growth, Snyder will be required to effectively recruit, hire, train and retain additional qualified management personnel. The inability of Snyder to attract and retain the necessary personnel could have a material adverse effect on Snyder.

GOVERNMENT REGULATION

     Snyder's business is subject to various federal and state laws and regulations. Certain portions of Snyder's industry have become subject to an increasing amount of federal and state regulation in the past five years. The Federal Communications Commission's (the "FCC") rules under the Federal Telephone Consumer Protection Act of 1991 limit the hours during which telemarketers may call consumers and prohibit the use of automated telephone dialing equipment to call certain telephone numbers. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 (the "TCFAPA") broadly authorizes the FTC to issue regulations prohibiting misrepresentation in telephone sales. In August 1995, the FTC issued regulations under the TCFAPA which, among other things, require telemarketers to make certain disclosures when soliciting sales. Snyder believes its operating procedures comply with the telephone solicitation rules of the FCC and FTC. However, there can be no assurance that additional federal or state legislation, or changes in regulatory implementation, would not limit the activities of Snyder or its clients in the future or significantly increase the cost of regulatory compliance.

     A number of states have enacted or are considering enacting legislation to regulate telephone and door-to-door solicitations. For example, telephone sales in certain states cannot be final unless a written contract is delivered to and signed by the buyer and may be canceled within three business days. Other states require third-party verification for door-to-door solicitation.

     Several of the industries in which Snyder's clients operate are subject to varying degrees of government regulations, particularly the telecommunications industries. Generally, compliance with these regulations is the responsibility of Snyder's clients. However, Snyder could be subject to a variety of enforcement or private actions for its failure or the failure of its clients to comply with such regulations.

     One of the significant regulations of the FCC applicable to long distance carriers, such as AT&T, prohibits the unauthorized switching of subscribers' long distance carriers, also known in the industry as "slamming." A fine of up to $100,000 may be imposed by the FCC for each instance of slamming. In order to prevent unauthorized switches, federal law requires that switches authorized over the telephone, such as through Snyder's teleservices, be verified contemporaneously by a third party. Snyder believes its procedures comply with this third-party verification requirement.

     In connection with the handling and distribution of samples of pharmaceutical products, the Medical Services group is subject to regulation by its clients, the Prescription Drug Marketing Act of 1987 and other applicable federal, state and local laws and regulations.

     Third-party verification generally is not required for switches obtained in person, such as those obtained by members of Snyder's Direct Services field sales force. Snyder's training and other procedures are designed to prevent unauthorized switching. However, as with any field sales force, Snyder cannot completely ensure that each employee will always follow Snyder's mandated procedures. Accordingly, it is possible that employees may in some instances engage in unauthorized activities, including slamming. Snyder investigates customer complaints reported to it by its telecommunications clients and reports the results to its clients. To Snyder's knowledge, no FCC complaint has been brought against any of its clients as a result of Snyder's services, although Snyder believes that the FCC is examining the sales activities of long distance telecommunications providers, including Snyder's clients and the activities of outside vendors, such as Snyder, used by such providers. If any complaints were brought, Snyder's client might assert that such complaints constituted a breach of its agreement with Snyder and, if material, seek to terminate the contract. Any termination would be likely to have a material adverse effect upon Snyder's business. If such complaints resulted in fines being assessed against a client of Snyder, the client could seek to recover such fines from Snyder. Any amounts recovered from Snyder would reduce Snyder's net income.

     Pharmaceutical companies and the health care industry in general are subject to significant federal and state regulation. In particular, regulations affecting the pricing or marketing of pharmaceuticals could make it uneconomic or infeasible for pharmaceutical companies to market their products through medical marketing detailers. Other changes in the regulation of the pharmaceutical industry could also have a material adverse effect on the Medical Services group.

     The services offered by the International Services group may be subject to certain regulations of the U.K. and the European Union, including regulations relating to inbound and outbound teleservices, advertising content, promotions of financial products, activities requiring customers to send money with mail orders and the maintenance and use of customer data held on databases. In addition, the printing facility utilized by the International Services group is also subject to certain environmental regulations regarding the storage and disposal of certain chemicals involved in the printing process. Snyder believes that the International Services group is substantially in compliance with applicable regulations. There can be no assurance, however, that additional U.K. or European Union legislation or changes in the regulatory implementation, would not limit the activities of the International Services group or significantly increase the cost of regulatory compliance.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     Snyder could experience quarterly variations in revenues and operating income as a result of many factors, including the timing of clients' marketing campaigns, the implementation of new products or services, the timing of additional selling efforts and the general and administrative expenses to acquire and support such new business and changes in Snyder's revenue mix among its various service offerings. In connection with certain contracts, Snyder could incur costs in periods prior to recognizing revenue under those contracts. In addition, Snyder must plan its operating expenditures based on revenue forecasts, and a revenue shortfall below such forecast in any quarter would be likely to affect adversely Snyder's operating results for that quarter.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     A substantial number of shares of Snyder Common Stock will become available for sale in the public market at various times following the consummation of the Merger. Future sales of substantial amounts of Snyder Common Stock in the public market could adversely affect the market price of the Snyder Common Stock and the ability of Snyder to raise additional capital or engage in business combinations through sales of additional shares of Snyder Common Stock. Upon consummation of the Merger, assuming the issuance of the Estimated Merger Shares, Snyder will have outstanding an aggregate of 42,920,833 shares of Snyder Common Stock. The Estimated Merger Shares to be issued in connection with the Merger will be freely transferable without restriction or further registration under the Securities Act, except that any shares held by an "affiliate" of the Company (as that term is defined in Rule 144 adopted under the Securities Act) will be subject to the resale limitations of Rule 144. Of the remaining 37,891,144 shares of Snyder Common Stock, 10,068,333 shares are freely transferable without restriction or further registration under the Securities Act and 27,822,811 shares are "restricted securities" within the meaning of Rule 144 and may not be sold other than pursuant to an effective registration statement under the Securities Act, pursuant to an exemption from such registration requirement, or subject to the volume limitations of Rule 144. In addition, shares of Snyder Common Stock to be issued upon the exercise of certain options will be freely transferable upon such exercise. See "Shares Eligible for Future Sale."

CONTROL BY PRINCIPAL STOCKHOLDERS

     Following consummation of the Merger (and assuming an aggregate of 42,920,833 shares of Snyder Common Stock outstanding upon the issuance of the Estimated Merger Shares), Mr. Daniel M. Snyder, the Chairman of the Board of Directors and Chief Executive Officer of Snyder, and Ms. Michele D. Snyder, Vice Chairman, President, Chief Operating Officer, and a director of Snyder, will beneficially own approximately 23.4% and 8.4%, respectively, of the outstanding shares of Snyder Common Stock. As a result, Mr. Snyder individually, and he and Ms. Snyder if they act in concert, will have the ability to exercise substantial influence over Snyder's business by virtue of their voting power with respect to the election of directors and all other matters requiring action by stockholders. Such concentration of share ownership may have the effect of discouraging, delaying or preventing a change in control of Snyder.

EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS

     Snyder's Certificate of Incorporation and Bylaws contain certain provisions that could discourage potential takeover attempts and make attempts by Snyder's stockholders to change management more difficult. Such provisions include the requirement that Snyder's stockholders follow an advance notification procedure for certain stockholder nominations of candidates for the Board of Directors of Snyder (the "Snyder Board") and for new business to be conducted at any meeting of the stockholders. In addition, the Certificate of Incorporation allows the Snyder Board to issue up to 5,000,000 shares of preferred stock and to fix the rights, privileges and preferences of those shares without any further vote or action by the stockholders. The rights of the holders of Snyder Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that may be issued by Snyder in the future. While Snyder has no present intention to issue any shares of preferred stock, any such issuance could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Snyder. In addition, Snyder is subject to certain anti-takeover provisions of the DGCL, which could have the effect of discouraging, delaying or preventing a change of control of Snyder.

VOLATILITY OF STOCK PRICE AND ABSENCE OF DIVIDENDS

     The public trading market for Snyder Common Stock was first established after Snyder's initial public offering in September 1996. Between the date of Snyder's initial public offering and June 16, 1997, the market price of Snyder Common Stock has traded at a high of $33.13 per share and a low of the initial public offering price of $17.00 per share. See "Comparative Market Price Data and Dividends."

     Future announcements concerning Snyder or its competitors, including quarterly results, innovations, new product introductions, governmental regulation, litigation or changes in earnings estimates published by analysts may cause the market price of Snyder Common Stock to fluctuate substantially. The stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for many emerging growth companies which often have been unrelated to the operating performance or prospects of these companies. These fluctuations, as well as general economic, political and market conditions, such as recessions or international currency fluctuations, may adversely affect the market price of Snyder Common Stock. There can be no assurance that the market price of Snyder Common Stock will not decline below its present market price. The market price of Snyder Common Stock is based upon anticipated future earnings growth. Furthermore, Snyder is reliant on a core group of key customers. Any loss of any of these customers could be detrimental to the market price of Snyder Common Stock. See "-- Reliance on AT&T" and "-- Reliance on Other Major Clients." The future market price of Snyder Common Stock will depend on delivering results anticipated by public investors. Any failure to meet specific expectations may have an adverse effect on the market price of Snyder Common Stock. Additionally, Snyder, unlike American List, has not paid any cash dividends since its inception and does not anticipate paying cash dividends in the foreseeable future. See "Comparative Market Price Data and Dividends."

                   THE MEETING OF AMERICAN LIST STOCKHOLDERS

GENERAL

     This Proxy Statement/Prospectus is being furnished to holders of American List Common Stock in connection with the solicitation of proxies by the American List Board for use at the Meeting to be held at the Long Island Marriott Hotel, 101 James Doolittle Boulevard, Uniondale, New York 11553, at 9:00 a.m. local time on July 11, 1997, and any adjournment or postponement thereof.

     This Proxy Statement/Prospectus also includes and constitutes the Prospectus of Snyder included as part of its Registration Statement filed with the Commission under the Securities Act with respect to the issuance of shares of Snyder Common Stock to be received by holders of American List Common Stock upon consummation of the Merger. This Proxy Statement/Prospectus and the accompanying proxy card are first being mailed to holders of American List Common Stock on or about June 19, 1997.

     It is expected that representatives of Grant Thornton, American List's independent certified public accountants, will be present at the Meeting, to respond to appropriate questions of holders of American List Common Stock and to make a statement if they desire.

MATTERS TO BE CONSIDERED AT THE MEETING

     At the Meeting, the holders of American List Common Stock will be asked to consider and vote upon a proposal to approve and adopt the Merger and the Merger Agreement. Pursuant to the Merger Agreement, Acquisition would be merged with and into American List. Holders of American List Common Stock will also be asked to consider and vote upon such other business as may properly come before the Meeting. A copy of the Merger Agreement is attached to this Proxy Statement/Prospectus as Exhibit A.

RECORD DATE

     The American List Board has fixed the close of business on June 4, 1997 as the Record Date for the determination of holders of American List Common Stock entitled to notice of the Meeting. Only holders of American List Common Stock as of the Record Date will be entitled to vote at the Meeting. On the Record Date, there were 4,412,008 shares outstanding of American List Common Stock held of record by 279 holders.

QUORUM

     The presence, in person or by proxy, at the Meeting of the holders of a majority of the shares of American List Common Stock outstanding and entitled to vote at the Meeting will be necessary to constitute a quorum for the transaction of business at the Meeting. For purposes of voting at the Meeting for the proposal, abstentions and broker non-votes will be counted in determining whether a quorum exists to transact business at the Meeting.

VOTES REQUIRED; VOTING RIGHTS

     Under the DGCL, the affirmative vote of the holders of a majority of the outstanding shares of American List Common Stock entitled to vote is required to approve and adopt the Merger and the Merger Agreement. Each share of American List Common Stock is entitled to one vote with respect to the approval and adoption of the Merger and the Merger Agreement at the Meeting.

     If a sufficient number of holders of shares of American List Common Stock having furnished proxies or otherwise indicating their intent to vote their shares to approve the Merger are not represented at the Meeting, it is expected that the Meeting will be postponed or adjourned for the purpose of allowing additional time for soliciting and obtaining additional proxies or votes. If a motion to adjourn the Meeting is presented for the purpose of allowing additional time to solicit proxies, stockholders providing proxies that are not voted against the Merger will be deemed to have conferred discretionary authority to vote for such adjournment, and shares voted against the Merger and the Merger Agreement shall be voted against a motion to adjourn such meeting. See "-- Solicitation of Proxies."

     Under the rules of the National Association of Securities Dealers, Inc., brokers who hold shares in "street name" have the authority to vote on certain matters when they do not receive instructions from beneficial owners. However, this authority does not extend to voting on the Merger and the Merger Agreement. Accordingly, brokers who do not receive instructions will not be entitled to vote on the Merger and the Merger Agreement. In tabulating the vote on the Merger and the Merger Agreement, abstentions, failures to vote and broker non-votes will have the same effect as votes against the Merger and the Merger Agreement.

     As of the Record Date, the directors and executive officers of American List and their affiliates have the power to vote an aggregate of 885,156 shares of the American List Common Stock (constituting approximately 20.06% of the outstanding shares). See "Security Ownership of American List."

     The directors and executive officers of American List have indicated that they intend to vote their shares for approval and adoption of the Merger and the Merger Agreement. On March 18, 1997, each of Mr. Martin Lerner and D.H. Blair entered into a Stockholders Agreement with Snyder which provided, among other things, that if a stockholder vote to approve the Merger and the Merger Agreement were held, such stockholders would vote the shares of American List Common Stock, owned by them, or over which they have the power to vote, in favor of the Merger Agreement and against certain other actions which could impede or delay consummation of the Merger. As of the date of the Stockholders Agreement, such stockholders owned or had the power to vote approximately 884,546 shares of American List Common Stock representing approximately 20.05% of the total outstanding shares of American List Common Stock. The Stockholders Agreement is attached to this Proxy Statement/Prospectus as Exhibit C, and should be read carefully by holders of American List Common Stock. See "The Merger -- Agreement to Vote in Favor of the Merger" and "The Merger -- Interests of Certain Persons in the Merger -- Stockholders Agreement."

SOLICITATION OF PROXIES

     If a stockholder attends the Meeting, he or she may vote by ballot. However, many of American List's stockholders might be unable to attend the Meeting. Therefore, the American List Board is soliciting proxies so that each holder of American List Common Stock on the Record Date has the opportunity to vote on the proposals to be considered at the Meeting on which each is entitled to vote.

     When a proxy is returned properly signed and dated, the shares of American List Common Stock represented thereby will be voted in accordance with the instructions on the proxy. If a stockholder does not return a signed proxy or vote in person at the Meeting, his or her shares will not be voted. Stockholders are urged to mark the boxes on the proxy to indicate how their shares are to be voted. If a holder of American List Common Stock returns a signed proxy, but does not indicate how his or her shares are to be voted, the shares of American List Common Stock represented by the proxy will be voted FOR approval and adoption of the Merger and the Merger Agreement and, in the discretion of the person named in the proxy, on such other matters as may properly be presented at the Meeting.

     The American List Board does not know of any matters other than those described in the notice of the Meeting that are to come before the Meeting. If any other matters are properly brought before the Meeting, including, among other things, a motion to adjourn or postpone the Meeting to another time and/or place for the purpose of, among other things, permitting dissemination of information regarding material developments relating to the Merger or soliciting additional proxies in favor of the proposal to adopt and approve the Merger and the Merger Agreement, one or more of the persons named on the proxy card will vote the shares represented by such proxy upon such matters as determined in their best judgment and consistent with the voting rights of such shares as provided by the American List Bylaws; provided, however, that no proxy that is voted against the proposal to approve and adopt the Merger and the Merger Agreement will be voted in favor of any adjournment or postponement for the purpose of soliciting additional proxies. At any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Meeting, except for proxies that have been effectively revoked or withdrawn prior to such reconvened meeting. See "-- Votes Required; Voting Rights."

     Any American List stockholder who executes and returns a proxy may revoke such proxy at any time before it is voted by (i) notifying in writing the Secretary of American List at 330 Old Country Road,

Mineola, New York 11501, (ii) granting a subsequent proxy, or (iii) appearing in person and voting at the Meeting. Additional proxy cards are available from the Proxy Solicitor (as defined below). Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

     In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of American List in person or by telephone, telegram or other means of communications. Such directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. American List has retained MacKenzie Partners, Inc. (the "Proxy Solicitor") to assist with soliciting and tabulating proxies for the Meeting, at an estimated expense of approximately $10,000, plus reasonable out-of-pocket expenses. Arrangements will be made with custodians, nominees and fiduciaries for the forwarding of proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and such custodians, nominees and fiduciaries will be reimbursed for reasonable expenses incurred in connection therewith. American List will bear costs and expenses of this solicitation other than expenses incurred in connection with printing and mailing of this Proxy Statement/Prospectus, which will be shared equally by American List and Snyder, provided that Snyder will bear the fees and expenses payable to the Proxy Solicitor, up to an amount of $75,000, and any incremental expenses associated with the expedited delivery of solicitation materials.

     STOCKHOLDERS SHOULD NOT SEND IN ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. PROXY CARDS SHOULD BE SENT TO MACKENZIE PARTNERS, INC., AT 156 FIFTH AVENUE, NEW YORK, NEW YORK 10010. STOCK CERTIFICATES SHOULD BE SENT WITH THE LETTER OF TRANSMITTAL TO AMERICAN STOCK TRANSFER & TRUST COMPANY, AS EXCHANGE AGENT. HOWEVER, STOCK CERTIFICATES SHOULD NOT BE SURRENDERED UNTIL THE LETTER OF TRANSMITTAL AND INSTRUCTIONS ARE RECEIVED.

     THE AMERICAN LIST BOARD HAS UNANIMOUSLY APPROVED THE MERGER AND THE MERGER AGREEMENT AND RECOMMENDS THAT AMERICAN LIST STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AND THE MERGER AGREEMENT.

                                   THE MERGER

GENERAL

     The American List Board has unanimously approved the Merger and the Merger Agreement, which provides that at the Effective Time, Acquisition will be merged with and into American List in accordance with the DGCL, the separate corporate existence of Acquisition will cease, and American List will continue as the surviving corporation and a wholly-owned subsidiary of Snyder. With certain limited exceptions described below, each share of American List Common Stock outstanding at the Effective Time shall be converted into the number of shares of Snyder Common Stock equal to the Exchange Ratio. The Merger is intended to qualify as a pooling of interests for accounting purposes and as a tax-free reorganization for federal income tax purposes.

     The American List Board believes that the terms of the Merger Agreement are fair to, and in the best interest of, American List and its stockholders and unanimously recommends that the stockholders of American List vote to approve and adopt the Merger and the Merger Agreement and the consummation of the transactions contemplated thereby.

     This section of the Proxy Statement/Prospectus describes certain aspects of the proposed Merger, including the principal provisions of the Merger Agreement. A copy of the Merger Agreement is attached to this Proxy Statement/Prospectus as Exhibit A. All stockholders of American List are urged to read this agreement in its entirety.

BACKGROUND OF THE MERGER

     In late November 1996, Mr. Warren Woo, formerly President of Corporate Development at Snyder, contacted representatives of Donaldson Lufkin & Jenrette ("DLJ"), financial adviser to Snyder, and expressed to them Snyder's interest in exploring the possibility of a business combination with American List. In early December 1996, representatives of DLJ contacted Mr. Martin Lerner, Chairman and President of

American List, and informed him of Snyder's interest in American List. On December 10, 1996, representatives of DLJ, Mr. Woo and an additional member of Snyder's senior management, met with Mr. Lerner and two other members of American List's senior management. The purpose of this meeting was for Snyder and American List to introduce and present a general overview of their respective businesses and to discuss, in general terms, the possibility of a merger between Snyder and American List. Between December 10, 1996 and January 21, 1997, DLJ and Mr. Lerner maintained a dialogue and conversed several times by telephone. On January 21, 1997, at a meeting held at Snyder's facilities in Bethesda, Maryland and attended by Mr. Lerner and another member of American List's senior management, Mr. Daniel Snyder, Snyder's Chairman of the Board, Chief Executive Officer and then President, Mr. Woo and a DLJ representative, Mr. Snyder was introduced to American List's senior management. At the meeting, the parties discussed the possible business synergies and potential relationship between Snyder and American List. Thereafter, American List's senior management toured Snyder's facilities.

     On January 27, 1997, representatives of Prudential Securities met with Mr. Lerner regarding a potential merger with Snyder. On January 28, 1997, Mr. Woo and representatives of DLJ met with Mr. Lerner to explore the potential transaction structure and value of a merger between Snyder and American List. At this meeting, the financial backgrounds of both companies were discussed, as well as mutual business opportunities. Thereafter, Messrs. Lerner and Woo met with their respective senior management teams and financial advisors and continued the reciprocal disclosure of certain due diligence materials, including certain financial information of each company. The parties began to discuss the general terms of a proposed merger. Without reaching any agreement, the parties discussed, among other items, possible merger exchange ratios, the structure for the merger, preliminary due diligence procedures and timing, and other general terms that a merger agreement between the parties might include.

     On February 3, 1997, Mr. Lerner and certain members of his senior management met with representatives of Prudential Securities to discuss American List's business and prospects. On February 4, 1997, Prudential Securities was engaged as American List's exclusive financial advisor in connection with a possible transaction between American List and Snyder. On February 5, 1997, senior members of both American List and Snyder, as well as representatives of DLJ and Prudential Securities, met to discuss American List's business and prospects and the possible synergies resulting from the proposed transaction. At that meeting American List provided the Snyder management and the DLJ representatives with summary financial information regarding American List and the parties executed a confidentiality agreement. From February 5 through February 21, representatives of American List and Snyder had numerous meetings by telephone and in person in which various terms of the proposed merger agreement were discussed, including possible exchange ratios, the rights of each party to terminate a merger agreement in certain circumstances, termination fees and various other provisions.

     On February 21, 1997, senior management of both companies met with their financial and legal advisors to discuss the terms of the proposed merger. Counsel for Snyder distributed a preliminary draft of a merger agreement providing for the stock-for-stock merger of a wholly-owned subsidiary of Snyder into American List. Thereafter Messrs. Lerner and Woo, on behalf of American List and Snyder, respectively, together with their respective legal counsel and financial advisors, began to negotiate the structure of the transaction, an exchange ratio and the other principal terms of the Merger Agreement. Such persons also had preliminary discussions concerning the terms of Mr. Lerner's compensation as President of American List following the Merger and the terms of certain salary, bonus and severance payments and other arrangements with Mr. Lerner and two other senior executive officers of American List after the consummation of the Merger.

     On February 25, 1997, senior management of Snyder visited the senior management of American List at American List's facilities in Mineola, New York to discuss American List's business and the outlook and prospects of American List. Both parties continued to conduct their respective due diligence investigation of each other's businesses and to negotiate issues in the Merger Agreement.

     On March 4, 1997, Mr. Lerner and his senior management team along with his financial and legal advisors met with certain members of Snyder's senior management team to continue to conduct its due diligence investigation of Snyder's business and to negotiate issues in the Merger Agreement. The meeting

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

included an on-site due diligence review of the business and financial affairs of Snyder at Snyder's facilities in Bethesda, Maryland. During the next several days, American List and Snyder continued to exchange financial and other information. Members of senior management of each company, as well as their respective financial advisors and attorneys, reviewed and discussed the exchanged information.

     On March 5, 1997, the American List Board held a meeting during which the American List Board was formally advised of the possibility of a merger between Snyder and American List and preliminarily discussed the transaction. Present also were American List's financial and legal advisors. At that meeting, Mr. Lerner advised the American List Board that American List had been approached by Snyder concerning a possible business combination, and that management had pursued these discussions on a preliminary basis. At this meeting, Mr. Lerner reviewed management's preliminarily favorable assessment of Snyder's business, financial condition and prospects, and the strategic advantages that might arise from a potential business combination. Mr. Lerner reviewed the status of the discussions to date. Prior to the meeting on March 4, 1997 and throughout the negotiation process, various members of the American List Board were kept advised on an informal basis of the status of the discussions with Snyder. After significant deliberation, the American List Board authorized Mr. Lerner and the American List financial and legal advisors to continue their negotiations of the Merger Agreement and in particular the terms of the exchange ratio.

     During the week of March 10th, senior management of American List and Snyder continued to conduct their respective due diligence investigations. Representatives of American List and Snyder had numerous meetings by telephone and in person in which various terms of the Merger Agreement were negotiated, including the terms of the exchange ratio, the rights of each party to terminate the Merger Agreement in certain circumstances, termination fees and various other provisions. Most of the subsequent negotiations took place at face-to-face meetings in New York, preceded by the exchange of proposed revisions to the agreements then under consideration.

     On March 10, 1997, a draft of the Merger Agreement, together with a summary of the material terms of such agreement and certain other material, was distributed to the American List Board. On March 14, 1997, the American List Board held a meeting during which the terms and conditions of the Merger Agreement and all related considerations with the directors were discussed, including the directors' obligations in consideration thereof. American List's financial advisor made presentations regarding the financial terms of the proposed transaction. While the American List Board considered the advisability of selling the company as opposed to remaining independent, and potential alternative methods for pursuing a sale, the American List Board did not actively pursue any other strategic alternatives such as a leveraged recapitalization, in view of their belief as to the highly favorable terms of the Merger.

     Thereafter, the final terms of the Merger Agreement were negotiated. The Exchange Ratio was determined after extensive arms-length negotiations between Snyder and American List. The historical fluctuations in the prices of shares of both Snyder Common Stock and American List Common Stock were considered, as well as the respective parties' views as to the value of both companies separately and together. These negotiations involved, at various times, senior management of Snyder and American List and their financial advisors and attorneys. The American List Board agreed upon the Exchange Ratio taking into consideration the advice it received from its legal and financial advisors, including, among others, various matters set forth under "Reasons for the Merger -- American List."

     At a special meeting held by telephone on March 16, 1997, the Snyder Board unanimously determined that the terms of the Merger are fair to, and in the best interests of, Snyder and the holders of Snyder Common Stock, approved the Merger Agreement and authorized the execution and delivery thereof and the performance of the transactions contemplated thereby.

     On the morning of March 18, 1997, the American List Board held a meeting during which representatives of Prudential Securities met with the American List Board and its legal advisors for several hours and reviewed the proposed transaction with American List, including the terms of the Merger Agreement which management had negotiated with Snyder. American List's legal counsel also discussed certain legal considerations with the directors at such meeting and responded to questions from members of the American List Board. At the March 18, 1997 meeting, Prudential Securities presented an analysis of the terms of the Merger and of American List's and Snyder's respective financial conditions, business prospects and stock market trading histories. During this meeting, Prudential Securities representatives reviewed, among other things, the background of the proposed Merger, financial and valuation analyses of the transaction and responded to questions from members of the American List Board. Prudential Securities delivered the Opinion to American List's Board to the effect that, as of the date of the Opinion, the Exchange Ratio was fair to the stockholders of American List, from a financial point of view.

     As a condition to Snyder entering into the Merger Agreement, Mr. Lerner and D.H. Blair entered into an agreement with Snyder which provided, among other things, that if a stockholder meeting were held to approve the Merger and the Merger Agreement, such stockholders would vote all American List Common Stock which they owned, or had the power to vote, in favor of the Merger Agreement and against certain other actions which could impede or delay consummation of the Merger. Neither Mr. Lerner nor D.H. Blair received any consideration for entering into such voting agreements. See "-- Agreement to Vote in Favor of the Merger" and "-- Interests of Certain Persons in the Merger -- Stockholders Agreement."

     Following a full discussion of all of the relevant considerations and full opportunity for each of the directors to ask all desired questions, the American List Board unanimously approved the Merger and the Merger Agreement and recommended that the stockholders of American List approve the Merger and the Merger Agreement. The Merger Agreement was executed by each of American List and Snyder on March 18, 1997. The terms of the Merger were announced in a joint press release issued prior to the opening of business on March 19, 1997. See
"-- Reasons for the Merger" and "-- Recommendation of the American List Board."

REASONS FOR THE MERGER

     Snyder. The Snyder Board believes that the Merger will further Snyder's strategic objective of broadening Snyder's resources and capabilities to enhance its ability to provide fully integrated marketing services to its clients. The Snyder Board believes that access to proprietary high-value data as to targeted consumers is a critical element of its fully integrated direct marketing programs. The Snyder Board expects that (i) access to American List's proprietary database, in addition to Snyder's existing database, will augment Snyder's ability to channel products and services on behalf of its clients to targeted consumers and (ii) the Merger with American List will enable Snyder to reach and offer additional marketing services to American List's customers. The Merger is expected to increase Snyder's fiscal year 1997 and 1998 earnings per share (currently estimated to be $0.40 and $0.58, respectively) by $0.08 and $0.14 to $0.48 and $0.72, respectively, although there can be no assurance as to such future performance. Certain known and unknown risks, uncertainties and other factors may cause actual results, performance or achievements of Snyder to be materially different. See "Risk Factors".

     American List. The American List Board has determined that the Merger and the Merger Agreement is fair to, and in the best interest of, American List and its stockholders. At a meeting held on March 18, 1997, the American List Board unanimously approved the Merger and the Merger Agreement and resolved to recommend that the stockholders of American List vote for approval and adoption of the Merger and the Merger Agreement.

     In reaching its conclusion to approve the Merger and the Merger Agreement and to recommend that stockholders vote for approval and adoption of the Merger and the Merger Agreement, the American List Board considered many factors including, but not limited to the following:

          (i) the Merger would provide American List stockholders with an opportunity both to receive a premium over the recent trading price range for American List Common Stock and, because of the greater trading volume and number of shares of Snyder Common Stock traded after the Merger, to receive shares for which there is a larger trading market, affording American List stockholders who are interested in liquidity the opportunity to own a more liquid security than American List Common Stock;

          (ii) beneficial owners of approximately 20.05% of the outstanding shares of American List Common Stock agreed to vote such shares in favor of the Merger;

          (iii) the Merger would reduce American List's stockholders' exposure to the business cycles relating to its significant direct mailing clients, including, in particular, credit card issuers because, as a result of the Merger, American List would become part of Snyder's consolidated enterprise with a substantially broadened and diversified array of clients and potential clients;

          (iv) the financial condition, results of operations and cash flows of each of American List and Snyder, on an historical basis, before giving effect to the Merger;

          (v) historical market prices and trading information with respect to each of American List Common Stock and Snyder Common Stock;

          (vi) the treatment of the Merger as a "tax-free reorganization" for federal income tax purposes;

          (vii) the potential efficiencies and synergies to be realized by the combined operations of American List and Snyder which are expected to produce a favorable impact on the long-term value of Snyder as well as enhance the competitive position of the combined entity including the following: significant expansion of Snyder's database; Snyder's use and implementation of American List's database; American List's marketing of Snyder's database; Snyder's leverage of American List's major client relationships; an increase in the breadth of Snyder's marketing services; an increase in administrative and managerial efficiencies; and an enhancement of Snyder's comprehensive multi-cultural list of students;

          (viii) the regulatory approvals required to consummate the Merger and the prospects for receiving all such approvals;

          (ix) the Opinion and analysis of Prudential Securities to the effect that the Exchange Ratio was fair, from a financial point of view, to the holders of American List Common Stock;

          (x) the ability to consummate the Merger as a pooling of interests under generally accepted accounting principles;

          (xi) the terms of the Merger Agreement that permit American List to terminate the Merger Agreement in the event that the Average Final Closing Price of Snyder Common Stock during a specified measurement period declines below $20.00 per share;

          (xii) information with respect to American List's business, financial condition, results of operations, assets, liabilities and business strategy, on both a historical and a prospective basis, various uncertainties and risks associated with the operation of American List's business, particularly as such factors would affect stockholder value in the future, historical market prices, price to earnings multiples and trading patterns of the shares, market prices and financial data relating to American List's principal competitors;

          (xiii) the significant enhancement of the strategic and market position of the combined entity beyond that achievable by American List alone;

          (xiv) the fact that the Merger Agreement, which generally prohibits American List from soliciting any third party regarding any potential acquisition of American List, including a merger, sale of assets, sale of shares of capital stock or similar transaction involving American List, does permit American List to furnish information to, and negotiate with, any third party that has submitted a proposal for such an acquisition, provided that certain conditions are met, including a termination fee of $5,000,000, if American List accepts such an offer. See "The Merger Agreement -- Certain Covenants -- Other Potential Acquirors." (The American List Board believes that these provisions of the Merger Agreement do not unduly restrict the ability of a third party to make a proposal meeting the applicable conditions relating to such an acquisition, or the American List Board's ability to consider and act upon such a proposal if made); and

          (xv) the fact that the holders of American List Common Stock will have the opportunity to participate in the ownership of a larger, more diversified company.

     Assuming an Average Final Closing Price of $26.819, which represents the average of the closing prices of Snyder Common Stock between May 19, 1997 and June 16, 1997, each share of American List Common Stock would be converted into
1.14 shares of Snyder Common Stock pursuant to the Merger Agreement. The value of the Snyder Common Stock that American List stockholders would receive per share of

American List Common Stock, based on such assumed Average Final Closing Price, would be $30.57. On March 18, 1997, the day prior to the announcement of the Merger, the closing price of the American List Common Stock was $22.375. Thus, assuming an Average Final Closing Price of $26.819, American List stockholders would receive a premium equal to 36.6%.

     Although the American List Board also considered certain potential risks associated with the Merger to American List stockholders, including that (i) Snyder has a high stock price multiple to historic earnings and therefore its market values are based upon anticipated, future earnings growth, (ii) Snyder is reliant on a smaller, less diversified group of key customers, such as AT&T, than American List and (iii) Snyder does not pay a dividend on its common stock, the American List Board concluded the potential benefits of the Merger outweighed the potential risks and that the Merger was in the best interests of the American List stockholders based on the factors set forth above.

RECOMMENDATION OF THE AMERICAN LIST BOARD

     THE AMERICAN LIST BOARD HAS UNANIMOUSLY APPROVED THE MERGER AND THE MERGER AGREEMENT AND RECOMMENDS THAT AMERICAN LIST STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AND THE MERGER AGREEMENT.

     The factors described above in "-- Reasons for the Merger -- American List" were considered collectively by the American List Board, without giving specific weight to any particular factor, in connection with its assessment of the strategic and operational benefits and risks of the Merger as well as the range of values of each of American List and Snyder on a stand-alone basis and the value of the combined entity on a pro forma basis. The foregoing discussion of the information and factors considered and given weight by the American List Board is not intended to be exhaustive. In addition, individual members of the American List Board may have given different weight to different factors. Throughout its deliberations, the American List Board received the advice of special counsel. After deliberating with respect to the Merger and the other transactions contemplated by the Merger Agreement, considering, among other things, the matters discussed above and the opinion of Prudential Securities referred to above, the American List Board, by unanimous vote of all directors, approved and adopted the Merger and the Merger Agreement and transactions contemplated thereby, as being in the best interests of American List and its stockholders. The American List Board believes that the Merger would result in an increase in long-term value for American List's stockholders due to the strategic and operational benefits and synergies described above.

PERCENTAGE OWNERSHIP INTEREST OF AMERICAN LIST STOCKHOLDERS AFTER THE MERGER

     Based on the number of shares of Snyder Common Stock outstanding on the Record Date and assuming the issuance in the Merger of the Estimated Merger Shares, upon consummation of the Merger there will be approximately 42,920,833 shares of Snyder Common Stock outstanding at the Effective Time, of which the stockholders of American List, in aggregate, will own approximately 11.72% (approximately 10.66% on a fully diluted basis assuming the exercise of all currently outstanding options to purchase shares of Snyder Common Stock and all currently outstanding American List Options which will be assumed by Snyder at the Effective Time). See "Risk Factors -- Dilution of Voting Power."

MANAGEMENT OF SNYDER AND AMERICAN LIST AFTER THE MERGER

     The Merger Agreement does not require any change to be made in the composition or size of the Snyder Board, or for the appointment of any additional persons as executive officers of Snyder, upon consummation of the Merger.

     Under the terms of the Merger Agreement, the directors of Acquisition at the Effective Time will be the initial directors of American List upon consummation of the Merger, each to hold office until its successor is duly elected or appointed and qualified. Snyder has indicated that it has no present intention of replacing after the Effective Time any of the executive officers of American List. In connection with the Merger, Mr. Martin Lerner has entered into an employment agreement with American List and Snyder, and each of Messrs. Donald Damore and Charles Caccia has entered into an employment agreement with American List, to serve as the President, Vice President -- Finance and Vice President -- Marketing, respectively, of American List, each such agreement to be effective as of the Effective Time. See "-- Interests of Certain Persons in the Merger."

CONDUCT OF THE BUSINESS OF SNYDER AND AMERICAN LIST IF THE MERGER IS NOT CONSUMMATED

     If the Merger is not consummated, it is expected that the business and operations of Snyder and American List each will continue to be conducted substantially as they currently are being conducted.

MATERIAL CONTACTS BETWEEN SNYDER AND AMERICAN LIST

     Other than the discussions and negotiations relating to, and the execution of, the Merger Agreement discussed in "-- Background of the Merger" and other related transaction documentation, neither Snyder nor American List knows of any past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions in the last five years between Snyder or its affiliates and American List or its affiliates.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendations of the American List Board with respect to the Merger Agreement and the transactions contemplated thereby, stockholders should be aware that certain members of the management of American List and members of the American List Board have certain interests in the Merger that are in addition to the interests of stockholders of American List generally. The American List Board was aware of these interests and considered them, among other matters, in approving the Merger and the Merger Agreement.

     Stock Options. As provided in the Merger Agreement, by virtue of the Merger, all American List Options outstanding at the Effective Time under the American List Stock Option Plan, whether or not then exercisable, will be assumed by Snyder, converted into and become a right to purchase Snyder Common Stock (each, a "Snyder Option"). Each American List Option assumed by Snyder will be exercisable upon the same terms and conditions as under the American List Stock Option Plan and applicable option agreement issued thereunder, except that (i) each American List Option will be exercisable for that whole number of shares of Snyder Common Stock (rounded down to the nearest whole share) into which that whole number of shares of American List Common Stock subject to such American List Option immediately prior to the Effective Time would be converted pursuant to the Exchange Ratio and (ii) the option price per share of Snyder Common Stock will be equal to (A) the option price per share of American List Common Stock subject to such American List Option immediately prior to the Effective Time divided by (B) the Exchange Ratio, rounded upward to the nearest full cent. The date of grant of each Snyder Option will be the date on which the corresponding American List Option was granted. A cash payment will be made for any fractional share based on the closing price per share of Snyder Common Stock on the Trading Day immediately preceding the date of exercise. As of June 16, 1997, there were 84,400 American List Options outstanding at a weighted average price of $20.72 per share (at exercise prices ranging from $10.08 to $29.88 per share). All American List Options outstanding as of such date have been vested. See "The Merger Agreement -- Treatment of Stock Options."

     Certain Employment Agreements. Mr. Martin Lerner has entered into an employment agreement with American List and Snyder, dated as of March 18, 1997, to serve as President of American List effective as of the Effective Time. Pursuant to this contract, Mr. Lerner will receive $2,000,000 on the Effective Date (as defined therein) and his existing employment agreement will terminate. Thereafter, Mr. Lerner shall receive a salary at the rate of $100,000 per year for a term of five years. Mr. Lerner's new employment agreement includes a non-competition commitment during the term of the agreement and for a period of three years after termination of the agreement. In addition, the employment agreement provides that upon consummation of the Merger, (i) Mr. Lerner will be entitled to receive options to purchase 250,000 shares of Snyder Common Stock under the Snyder Stock Option Plan, 100,000 of which are to be vested six months following the Effective Time and with respect to the remaining 150,000 shares, one-fifth of which will vest on each anniversary date of the Effective Time commencing on the first anniversary date; and (ii) Snyder will grant options to purchase up to 100,000 shares of Snyder Common Stock under the Snyder Stock Option Plan to employees of American List and in amounts identified by Mr. Lerner, subject to the reasonable approval of the American List Board. Messrs. Donald Damore and Charles A. Caccia each have entered into an employment agreement with American List, dated as of March 18, 1997, to serve as Vice President -- Finance and Vice President -- Marketing of American List, respectively, effective as of the Effective Time. Pursuant to their employment agreements, Messrs. Damore and Caccia shall receive a salary at a rate of $150,000 and $110,000, respectively, per year for a term of three years. The employment agreements of Messrs. Lerner, Damore and Caccia (such agreements collectively, the "Employment Agreements") provide, in part, that if their employment is terminated involuntarily and not for cause, they will be entitled to receive certain severance benefits. In the case of Mr. Lerner, these benefits include payment of his salary as provided in his employment agreement and health insurance benefits through the fifth anniversary of the Effective Time. In the case of Messrs. Damore and Caccia, these benefits include payment of their respective salaries as provided in their employment agreements for a period equal to the lesser of (i) one year and (ii) the period remaining in the term of their respective employment agreement, but in no event less than six months.

     Indemnification and Insurance of Directors and Officers. Snyder and Acquisition have agreed that all rights to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of American List and its subsidiaries as provided in their respective charters or bylaws (or other similar governing instruments) or otherwise in effect with respect to matters occurring prior to the Effective Time will survive the Merger and will continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of a claim asserted or made within such period will continue until the disposition of such claim. To the maximum extent permitted by the DGCL, such indemnification will be mandatory rather than permissive and the Surviving Corporation (as defined in the Merger Agreement) will advance expenses in connection with such indemnification to the fullest extent permitted under applicable law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification; provided, however, that the indemnification provided under the Merger Agreement will not be greater than the indemnification permissible pursuant to American List's or its subsidiaries' respective charters and bylaws (or other similar governing instruments). Snyder has agreed to cause the Surviving Corporation to maintain in effect for not less than three years from the Effective Time policies of directors' and officers' liability and fiduciary insurance substantially on the terms pursuant to which Snyder's directors currently are insured with respect to claims arising from facts or events occurring prior to the Effective Time to cover the types of actions and omissions with respect to which Snyder's directors are currently insured (provided that the Surviving Corporation will not be required to pay an annual premium for such insurance in excess of 200% of the premiums paid as of the Effective Time for such insurance, but in such case will be required to purchase as much coverage as possible for such amount). See "The Merger
Agreement -- Certain Covenants -- Indemnification and Insurance of Directors and Officers."

     Affiliate Letters. Each of Messrs. Martin Lerner, J. Morton Davis, Ben Ermini, Philip Lubitz and Kenton Wood, current directors on the American List Board, and Mr. Damore and Mr. Caccia has entered into an affiliate letter, dated March 18, 1997, where they have agreed not to transfer, sell or otherwise dispose of any of the Snyder Common Stock which they will receive upon consummation of the Merger, or upon exercise of American List Options, until after such time as consolidated financial statements which reflect at least 30 days of post-Merger combined operations of Snyder and American List (the "Financial Results") have been published by Snyder. Additionally, the Snyder Common Stock that they will receive pursuant to the Merger will have restrictive legends. See "-- Restrictions on Sales of Shares by Affiliates."

     Stockholders Agreement. Mr. Lerner and D.H. Blair have entered into a Stockholders Agreement, dated March 18, 1997, with Snyder where they have agreed to vote at any meeting of stockholders held to approve the Merger (i) in favor of approval of the Merger Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty of any other obligation or agreement of American List under the Merger Agreement (after giving effect to any materiality or similar qualifications contained therein); and (iii) except as otherwise agreed to in writing in advance by Snyder, against certain other actions which could impede or delay consummation of the Merger. See
"-- Agreement to Vote in Favor of the Merger."

     Lockup Letter. Mr. Daniel M. Snyder, Ms. Michele D. Snyder, U.S. News College Marketing L.P. ("USN") and Mr. Fred Drasner, each party to the Registration Rights Agreement, dated September 4, 1996, with Snyder and certain other persons party to such agreement, have entered into a letter agreement, dated March 18, 1997 (the "Lockup Letter"), where they have agreed not to request or require Snyder to register any shares of Snyder Common Stock owned by them or sell any such shares of Snyder Common Stock pursuant to Rule 144 of the Securities Act, without the consent of Mr. Davis, prior to the publication by Snyder of the Financial Results. Such restrictions will terminate on the earlier of (a) the date of termination of the Merger Agreement or (b) August 15, 1997, unless the Merger shall have been consummated as of such date. In any event, the restriction under the Lockup Letter on sales pursuant to Rule 144 will terminate on August 15, 1997.

ACCOUNTING TREATMENT

     It is anticipated that the Merger will be accounted for as a pooling of interests transaction under generally accepted accounting principles. Under such method of accounting, holders of American List Common Stock will be deemed to have combined their existing American List Common Stock interest with that of holders of Snyder Common Stock by exchanging their shares of American List Common Stock for shares of Snyder Common Stock. Accordingly, the book value of the assets, liabilities and stockholders' equity of American List, as reported on its consolidated balance sheet, will be carried over to the consolidated balance sheet of Snyder and no goodwill will be created. Snyder will be able to include in its consolidated income the consolidated income of American List for the entire fiscal year in which the Merger occurs; however, certain expenses incurred to effect the Merger must be treated by Snyder as current charges against income rather than adjustments to its balance sheet. In order for the Merger to qualify for pooling of interests accounting treatment, among other criteria, substantially all (90% or more) of the outstanding American List Common Stock must be exchanged for Snyder Common Stock.

     Snyder and American List's respective obligations to consummate the Merger are conditioned upon the receipt by Snyder of an opinion from Snyder's independent public accountants, Arthur Andersen, to the effect that the Merger qualifies for pooling of interests method of accounting.

     The unaudited pro forma financial data contained in this Proxy Statement/Prospectus has been prepared using the pooling of interests accounting method to account for the Merger. See "Summary Unaudited Pro Forma Condensed Combined Financial Data" and "Unaudited Pro Forma Combined Financial Data."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following is a summary in the opinion of Schulte Roth & Zabel LLP, special counsel to American List, of the material federal income tax consequences of the Merger under existing federal income tax law, which is subject to change, possibly retroactively. The discussion assumes that stockholders hold American List Common Stock as capital assets as of the Effective Date of the Merger. The discussion does not discuss all aspects of federal income taxation that may be relevant to particular stockholders in light of their particular circumstances, such as holders who acquired American List Common Stock pursuant to the exercise of an employee stock option or otherwise as compensation or who are subject to special treatment under the federal income tax laws (for example, financial institutions, insurance companies, tax-exempt organizations, broker-dealers and foreign persons). The summary also does not discuss any aspects of state, local or foreign tax law. Each stockholder is advised to consult his or her own tax advisors as to the federal, state, local and foreign income and other tax consequences of the Merger.

     The obligation of American List to consummate the Merger is conditioned upon the receipt by American List of an opinion from its counsel, Schulte Roth & Zabel LLP, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In accordance with such opinion, for federal income tax purposes, Snyder, American List and Acquisition will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code and no gain or loss will be recognized by Snyder, American List and Acquisition by reason of the Merger. Such opinion has been delivered and a copy has been filed as an exhibit to the Registration Statement.

     The federal income tax consequences of the Merger to an American List stockholder will depend on whether such stockholder receives only Snyder Common Stock or receives both Snyder Common Stock and cash in lieu of fractional shares of Snyder Common Stock.

     A stockholder who receives solely Snyder Common Stock in exchange for American List Common Stock in the Merger will not recognize gain or loss upon such exchange. Accordingly, (i) the aggregate tax basis of the Snyder Common Stock received by the stockholder will be the same as the aggregate tax basis of the American List Common Stock surrendered in exchange therefor pursuant to the Merger and (ii) the holding period of the Snyder Common Stock will include the holding period of the American List Common Stock surrendered in exchange therefor pursuant to the Merger.

     A stockholder who also receives cash in lieu of a fractional share of Snyder Common Stock will be treated first as having received such fractional share of Snyder Common Stock pursuant to the Merger. A ratable portion of such stockholder's basis in his or her American List Common Stock will be allocated to such constructively-received fractional share. Such stockholder will be treated as then having exchanged such fractional share with Snyder for cash. Such exchange will generally be treated as a redemption of such fractional share by Snyder. The amount of any capital gain or loss attributable to such deemed redemption of such fractional share will be equal to the difference between the cash received and the portion of such stockholder's tax basis in the American List Common Stock surrendered that is allocated to such fractional share. Such capital gain or loss will be long-term if the stockholder held his or her American List Common Stock for more than one year at the Effective Time. Otherwise, an American List stockholder who receives cash in lieu of a fractional share of Snyder Common Stock will be treated in the manner described in the preceding paragraph.

     EACH STOCKHOLDER IS ENCOURAGED TO CONSULT HIS OR HER OWN TAX ADVISORS AS TO HIS OR HER FEDERAL INCOME TAX CONSEQUENCES BASED UPON ANY PARTICULAR FACTS AND CIRCUMSTANCES THAT MAY APPLY TO SUCH STOCKHOLDER AND ALSO AS TO ANY STATE, LOCAL OR FOREIGN TAX CONSIDERATIONS WITH RESPECT TO THE MERGER.

REGULATORY APPROVALS

     Under the HSR Act and the rules promulgated thereunder by the FTC, the Merger cannot be consummated until requisite pre-merger notifications have been filed and certain information has been furnished to the FTC and the DOJ and specified waiting period requirements have been satisfied. Snyder and American List each filed pre-merger notification and report forms under the HSR Act, on April 15, 1997 and April 10, 1997, respectively, with the FTC and the DOJ. The waiting periods under the HSR Act expired by early termination on April 21, 1997, without any request for additional documentary or other information. At any time before or after the Effective Time, and notwithstanding that the HSR Act waiting period has expired, the DOJ or any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin consummation of the Merger or seeking divestiture of substantial assets of Snyder or American List. Private parties also may seek to take legal action under the antitrust laws under certain circumstances. Snyder and American List believe, however, that the Merger can be effected in compliance with federal and state antitrust laws. See "Risk
Factors -- Governmental Regulation."

RESTRICTIONS ON SALES OF SHARES BY AFFILIATES

     The shares of Snyder Common Stock issuable in connection with the Merger have been registered under the Securities Act. Such shares will be freely transferable under the Securities Act, except for shares issued to any person who may be deemed to be an affiliate, as such term is defined under the Securities Act for purposes of Rule 144 (an "Affiliate"), of Snyder or American List at the time of the Meeting. Affiliates may not sell their shares of Snyder Common Stock acquired in connection with the Merger except pursuant to (i) an effective registration statement under the Securities Act covering such shares,
(ii) the conditions contem-
plated by paragraph (d) of Rule 144, or (iii) any other applicable exemption from the registration requirements of the Securities Act. Persons who may be deemed to be Affiliates of Snyder or American List generally include individuals or entities that may be deemed to control, be controlled by or be under common control with Snyder or American List, and may include officers, directors and principal stockholders of Snyder or American List. In order to qualify for pooling of interests treatment, an Affiliate of either Snyder or American List may not sell, or in any other way reduce such Affiliate's risk relative to, the shares of Snyder Common Stock until after such time as Snyder publishes results covering at least 30 days of combined operations of Snyder and American List. American List and Snyder and their respective Affiliates have each agreed that such Affiliates will not engage in any such transactions. See "-- Accounting Treatment."

STOCK EXCHANGE LISTING

     Snyder will use all reasonable efforts to cause the shares of Snyder Common Stock to be issued in the Merger and the shares of Snyder Common Stock to be reserved for issuance upon exercise of American List Options which will be assumed by Snyder at the Effective Time, to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time. The obligations of American List to consummate the Merger are subject to the shares of Snyder Common Stock to be issued to American List stockholders and such other shares required to be reserved for issuance in connection with the Merger being authorized for listing on the NYSE, upon official notice of issuance.

AGREEMENT TO VOTE IN FAVOR OF THE MERGER

     On March 18, 1997, Mr. Martin Lerner and D.H. Blair, who hold in the aggregate approximately 20.05% of the outstanding American List Common Stock, entered into a Stockholders Agreement with Snyder which provided, among other things, that if a stockholder vote was taken to approve the Merger and the Merger Agreement, such stockholder would vote all of the shares of American List Common Stock owned by such stockholder in favor of the Merger Agreement and against certain other actions which could impede or delay consummation of the Merger. A copy of the Stockholders Agreement is attached to this Proxy Statement/Prospectus as Exhibit C, and should be read carefully by holders of American List Common Stock. See "-- Interests of Certain Persons in the
Merger -- Stockholders Agreement."

NO RIGHTS OF DISSENTING STOCKHOLDERS

     Under the DGCL, stockholders of American List will not be entitled to appraisal rights or similar dissenters' rights for their shares of American List Common Stock in connection with the approval and adoption of the Merger and the Merger Agreement.

                 OPINION OF FINANCIAL ADVISOR TO AMERICAN LIST

     On March 18, 1997, Prudential Securities delivered the Opinion to the American List Board that, as of such date, the Exchange Ratio was fair, from a financial point of view, to the stockholders of American List. Prudential Securities made a presentation of the Opinion and the underlying financial analysis at a meeting of the American List Board on March 18, 1997 and provided the directors a detailed report setting forth the financial analysis underlying the Opinion. This analysis, as presented to the American List Board, is summarized below. All of the members of the American List Board were present at the meeting (two via teleconference) and had an opportunity to ask questions regarding the report. Prudential Securities discussed with the American List Board the information in the report, and the financial data and other factors considered by Prudential Securities, in conducting its analysis, all of which are summarized below. Prudential Securities subsequently confirmed the Opinion in writing on June 18, 1997.

     In requesting the Opinion, the American List Board did not give any special instructions to Prudential Securities or impose any limitation upon the scope of the investigation that Prudential Securities deemed necessary to enable it to deliver the Opinion. A copy of the Opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached to this Proxy Statement/Prospectus as Exhibit B and is incorporated herein by reference. The summary of the Opinion set forth below is qualified in its entirety by reference to the full text of the Opinion. The American List stockholders are urged to read the Opinion in its entirety.

     THE OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO TO THE STOCKHOLDERS OF AMERICAN LIST FROM A FINANCIAL POINT OF VIEW AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE MEETING.

     In conducting its analysis and arriving at the Opinion dated March 18, 1997, Prudential Securities reviewed such information and considered such financial data and other factors as Prudential Securities deemed relevant under the circumstances, including, among others, the following: (i) a draft, dated March 17, 1997, of the Merger Agreement; (ii) certain publicly-available historical financial and operating data of American List including, but not limited to, (a) the Annual Reports to Stockholders and Annual Reports of American List for the fiscal years ended February 28, 1994 and February 28, 1995 on Form 10-KSB, and for fiscal year ended February 29, 1996 on Form 10-K, (b) the Quarterly Reports on Form 10-Q for the quarters ended May 31, August 31 and November 30, 1996, (c) the Proxy Statement for the Annual Meeting of Stockholders held on August 5, 1996 and (d) the American List Prospectus, dated March 8, 1996, relating to the sale of 1,400,000 shares of American List Common Stock; (iii) certain publicly-available historical financial and operating data for Snyder, including, but not limited to, (a) the Financial Statements for the year ended December 31, 1996, (b) the Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, (c) Snyder's Prospectus, dated September 24, 1996, relating to the initial public offering of Snyder Common Stock and (d) a press release dated February 10, 1997 announcing financial results for the fiscal year ended December 31, 1996; (iv) certain information relating to American List, including projected income statements for the fiscal years ending February 1997, 1998 and 1999, prepared by the management of American List; (v) certain information relating to Snyder, including financial forecasts for the fiscal years ending December 31, 1997 and 1998, prepared by the management of Snyder; (vi) publicly available financial, operating and stock market data concerning certain companies engaged in businesses Prudential Securities deemed comparable to American List and Snyder, respectively, or otherwise relevant to Prudential Securities' inquiry; (vii) the financial terms of certain recent transactions Prudential Securities deemed relevant to its inquiry; (viii) the historical stock prices and trading volumes of the American List Common Stock and the Snyder Common Stock; and (ix) such other financial studies, analyses and investigations that Prudential Securities deemed appropriate. Prudential Securities assumed, with American List's consent, that the draft of the Merger Agreement which Prudential Securities reviewed would conform in all material respects to that document when in final form.

     Prudential Securities met with the senior management of American List and Snyder to discuss (i) the prospects for their respective businesses, (ii) their estimates of such businesses' future financial performance, (iii) the financial impact of the Merger on the respective companies, and (iv) such other matters that Prudential Securities deemed relevant.

     In connection with its review and analysis and in arriving at the Opinion, Prudential Securities assumed and relied upon the accuracy and completeness of the financial and other information provided to it by American List and Snyder and has not undertaken any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of American List or Snyder. With respect to certain financial forecasts provided to Prudential Securities by American List for American List and Snyder for Snyder, Prudential Securities has assumed that such information (and the assumptions and bases therefor) represents each respective management's best currently available estimate as to the future financial performance of American List and of Snyder. The Opinion is predicated on the Merger qualifying (i) as a reorganization within the meaning of Section 368 (a) of the Code, and (ii) for pooling of interests accounting treatment.

     In connection with Prudential Securities advisory assignment, Prudential Securities was not authorized by American List or the American List Board to solicit, nor has Prudential Securities solicited, indications of interest from third parties for the acquisition of all or any part of American List. The Opinion does not address nor should it be construed to address the relative merits of the Merger and alternative business combinations with third parties. In addition, the Opinion does not in any manner address the prices at which the Snyder Common Stock will actually trade following consummation of the Merger.

     In arriving at the Opinion, Prudential Securities performed a variety of financial analyses, including those summarized herein. The summary set forth below of the analyses presented to the American List Board at the March 18, 1997 meeting does not purport to be a complete description of the analyses performed. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstance and, therefore, such an opinion is not necessarily susceptible to partial analysis or summary description. Prudential Securities believes that its analysis must be considered as a whole and that selecting portions thereof or portions of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying the Opinion. Prudential Securities made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of American List and Snyder. Any estimates contained in Prudential Securities' analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the values of businesses and securities do not purport to be appraisals or necessarily reflect the prices at which businesses or securities may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Subject to the foregoing, the following is a summary of the material financial analyses presented by Prudential Securities to the American List Board in connection with the Opinion dated March 18, 1997.

     Comparable Company Analysis. A comparable company analysis was employed by Prudential Securities to establish implied ranges for the Exchange Ratio. Prudential Securities analyzed publicly-available historical and projected financial results, including multiples of current stock price to latest twelve months ("LTM") earning per share ("LTM EPS"), projected calendar year 1997 earnings per share ("1997 EPS") and projected calendar year 1998 earnings per share ("1998 EPS"), aggregate value (defined as current stock price multiplied by the number of shares outstanding plus net indebtedness) to LTM earnings before interest, taxes, depreciation and amortization ("LTM EBITDA") and LTM revenues of certain companies considered by Prudential Securities to be reasonably similar to American List. The companies analyzed included: Acxiom Corp., ADVO, Inc., American Business Information, Inc., Catalina Marketing Corp., Harte-Hanks Communications, Inc., Heritage Media Corp., LCS Industries, Inc. and Metromail Corp. (the "Comparable Companies"). All of the trading multiples of the Comparable Companies were based on closing stock prices on March 14, 1997 (the "March 14th Closing Price") and all of the earnings per share estimates were published by First Call, an on-line data service available to subscribers which compiles estimates developed by research analysts. The estimates published by First Call were not prepared in connection with the Merger or at the request of Prudential Securities.

     The Comparable Companies were found to have a March 14th Closing Price estimated to be equal to 9.5x to 39.1x LTM EPS, 11.9x to 31.1x 1997 EPS and 11.8x to 16.6x 1998 EPS, and an aggregate value estimated to be equal to 3.1x to 17.0x LTM EBITDA and 0.5x to 6.3x LTM revenues. Applying such multiples to American List's LTM EPS ($1.65), 1997 EPS ($1.82), 1998 EPS ($2.19), LTM EBITDA ($12.2 million) and LTM revenues ($19.1 million) resulted in an implied range for the Exchange Ratio of 0.5207 to 1.6901. The Exchange Ratio is above the mean and median for the exchange ratio implied by Prudential Securities' comparable company analysis. The above-referenced estimates for American List were prepared by American List.

     None of the companies utilized in the above analysis for comparative purposes is, of course, identical to American List. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the Comparable Companies and other factors that could affect the public trading value of the Comparable Companies as well as that of American List.

     Comparable Transactions Analysis. Prudential Securities also analyzed the consideration paid in several recent merger and acquisition transactions deemed by Prudential Securities to be reasonably similar to the Merger, and considered the multiple of the transaction value (defined as the purchase price of the acquired entity's equity) to the acquired entity's LTM net income and aggregate transaction value (defined as the transaction value plus the acquired entity's net indebtedness) to the acquired entity's LTM EBITDA and revenues, based upon publicly available information for such transactions. The transactions considered were the combinations of: (i) TRW's Information and Services Unit and Bain Capital & Thomas H. Lee, (ii) DiMark, Inc. and Harte-Hanks Communications, Inc., (iii) DIMAC Corporation and Heritage Media Corp., (iv) Direct Marketing Group, Inc. and Dimac Direct Inc., (v) Palm Coast Data, Ltd. and DIMAC Corp. and
(vi) McClure Group and DIMAC Corp. (the "Comparable Transactions"). The Comparable Transactions were found to imply for the acquired entity a transaction value equal to 9.7x to 28.5x LTM net income, an aggregate transaction value equal to 6.4x to 11.6x LTM EBITDA and 0.6x to 2.0x LTM revenues. Applying such multiples to American List's LTM net income ($7.4 million), LTM EBITDA ($12.2 million) and LTM revenues ($19.1 million) resulted in an implied range for the Exchange Ratio of 0.4068 to 1.0489. The Exchange Ratio is above the mean and median of the range for the exchange ratio implied by Prudential Securities' comparable transaction analysis.

     None of the acquired entities utilized in the above analysis for comparative purposes is, of course, identical to American List. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the acquired entities and other factors that could affect the consideration paid for each of the acquired entities as well as that of American List.

     Pro Forma Earnings Per Share. Prudential Securities also analyzed the pro forma effect of the Merger on Snyder's fiscal year 1997 and 1998 earnings per share. An analysis of anticipated future results based on projections provided by the management of American List for American List and the management of Snyder for Snyder indicated that the Merger results in an increase in Snyder's pro forma 1997 and 1998 earnings per share. The resulting increases in Snyder's pro forma earnings per share, which, in limited respects, reflect slightly higher pro forma earnings per share, are not materially different from the results described under "Reasons for the Merger -- Snyder," with such differences attributable to the respective combination assumptions utilized in the respective analyses, in particular higher earnings per share estimates for American List, which were developed by American List and used by Prudential Securities in its analysis.

     Projected financial and other information concerning American List and Snyder and the impact of the Merger upon the holders of American List Common Stock are not necessarily indicative of future results. All projected financial information is subject to numerous contingencies, many of which are beyond the control of management of American List and Snyder.

     Stock Trading History. Prudential Securities also analyzed the history of the trading prices and volume for the American List Common Stock and the Snyder Common Stock. Prudential Securities observed that between March 14, 1996 and March 14, 1997, American List Common Stock traded in the range of $20.00 and $33.125 per share. Additionally, Prudential Securities noted with respect to the closing prices of American List Common Stock and Snyder Common Stock as of March 14, 1997, the Exchange Ratio results in an implied value per share of American List Common Stock of $30.78 which represents a premium paid of 43.2% over American List's closing price on March 7, 1997 (one week prior). By way of comparison, Prudential Securities observed that the premium over the acquired entity's closing stock price one week prior to the announcement of the transaction was 21.0% for the comparable transaction analysis and 35.9% for calendar year 1996 transactions according to Mergerstat's, a division of Houlihan Lokey Howard & Zukin, Fourth Quarter -- 1996 Report (the "Mergerstat Report"). The Mergerstat Report was not prepared in connection with the Merger or at the request of Prudential Securities. Prudential Securities also observed that since the initial public offering of the Snyder Common Stock that the shares of Snyder Common Stock traded in the range of $17.75 and $33.125.

     American List selected Prudential Securities to provide a fairness opinion because it is a nationally recognized investment banking firm engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and for other purposes and has substantial experience in transactions similar to the Merger. The engagement letter with Prudential Securities provides that American List will pay Prudential Securities an advisory fee equal to: (i) .7% of the consideration received by the American List stockholders upon consummation of the Merger on the first $30.00 per share of the consideration received, plus (ii) 1.5% of the amount by which the consideration, on a per share basis, exceeds $30.00 and is less than or equal to $32.00, plus (iii) 3.0% of the amount by which the consideration, on a per share basis, exceeds $32.00. In addition, the engagement letter with Prudential Securities provides that American List will reimburse Prudential Securities for its out-of-pocket expenses and will indemnify Prudential Securities and certain related persons against certain liabilities, including liabilities under securities laws, arising out of the Merger or its engagement. In the ordinary course of business, Prudential Securities may actively trade the shares of American List Common Stock and Snyder Common Stock for its own account and for the accounts of customers, and accordingly, may at any time hold a long or short position in such securities.

                              THE MERGER AGREEMENT

     THE FOLLOWING IS A SUMMARY OF CERTAIN PROVISIONS OF THE MERGER AGREEMENT, WHICH IS ATTACHED AS EXHIBIT A TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE MERGER AGREEMENT. CAPITALIZED TERMS USED AND NOT DEFINED BELOW HAVE THE RESPECTIVE MEANINGS ASSIGNED TO THEM IN THE MERGER AGREEMENT. ALL HOLDERS OF AMERICAN LIST COMMON STOCK ARE ENCOURAGED TO READ THE MERGER AGREEMENT CAREFULLY AND IN ITS ENTIRETY.

THE MERGER

     The Merger Agreement provides that, subject to the satisfaction of the terms and conditions contained therein, including the approval and adoption thereof by the requisite vote of the stockholders of American List, Acquisition will be merged with and into American List, and American List will be the Surviving Corporation in the Merger. At the Effective Time, the Certificate of Incorporation of American List in effect immediately prior to such time will become the Certificate of Incorporation of the Surviving Corporation, and the Bylaws of American List in effect immediately prior to such time will become the Bylaws of the Surviving Corporation, in each case until thereafter amended (SECTIONS 1.1, 1.2 AND 1.5).

EFFECTIVE TIME

     The Merger Agreement provides that, subject to the satisfaction of the terms and conditions contained therein, including the approval and adoption thereof by the requisite vote of the stockholders of American List, the Merger will become effective on the date on which a Certificate of Merger is filed with the Secretary of State of the State of Delaware or at such time as is agreed between the parties and specified in the Certificate of Merger. The Closing will take place at a time and on a date specified by the parties, but no later than the second business day after the satisfaction of the latest to occur of the conditions set forth in Article 5 of the Merger Agreement. The Merger Agreement may be terminated by either American List or Snyder if, among other reasons, the Merger has not been consummated by August 15, 1997. See "-- Conditions to the Merger" (SECTIONS 1.2, 1.3 AND 6.1).

CONVERSION OF SHARES; EXCHANGE OF STOCK CERTIFICATES; NO FRACTIONAL SHARES

     At the Effective Time, pursuant to the Merger Agreement, each share of American List Common Stock outstanding immediately prior to the Effective Time (other than shares held by Snyder, Acquisition or any other subsidiary of Snyder or any subsidiary of American List) will, by virtue of the Merger and without any action on the part of any holder thereof, be converted into the number of shares of Snyder Common Stock equal to the Exchange Ratio. The Exchange Ratio will be determined in the following manner: (i) if the Average Final Closing Price equals or exceeds $32.00, the Exchange Ratio will be 1.00; (ii) if the Average Final Closing Price equals or exceeds $28.00 but is less than $32.00, the Exchange Ratio will equal the quotient (rounded to four decimal places) of $32.00 divided by the Average Final Closing Price; (iii) if the Average Final Closing Price equals or exceeds $26.00 and is less than $28.00, the Exchange Ratio will be 1.14; and (iv) if the Average Final Closing Price is less than $26.00, the Exchange Ratio will equal the quotient (rounded to four decimal places) of $29.71 divided by the Average Final Closing Price. Snyder has the right to terminate the Merger Agreement if the Average Final Closing Price is less than $24.00. American List has the right to terminate the Merger Agreement if the Average Final Closing Price is less than $20.00.

     "Average Final Closing Price" means the average of the closing prices (or, if the Snyder Common Stock should not trade on any Trading Day, the average of the high bid and low asked prices therefor on such day), regular way, per share of Snyder Common Stock, as reported on the NYSE Composite Tape during the twenty consecutive Trading Days ending on (and including) the third Trading Day prior to the Effective Time. Solely for purposes of calculating the Average Final Closing Price with respect to the Walk-away Rights, the Effective Time shall be the date of the Meeting. The multiple of Snyder Common Stock represented by the Exchange Ratio shall be the Merger Consideration.

     At the Effective Time, each share of American List Common Stock owned by Snyder, Acquisition or any subsidiary of Snyder or American List immediately prior to the Effective Time will be cancelled, retired and cease to exist and no payment will be made with respect thereto, and each outstanding share of common stock of Acquisition at the Effective Time will be converted into one share of common stock, $.01 par value, of the Surviving Corporation. Based on the number of shares of American List Common Stock outstanding as of the Record Date, and assuming an Average Final Closing Price of $26.819 (which represents the average of the closing prices of the Snyder Common Stock, as reported on the NYSE Composite Tape between May 19, 1997 and June 16, 1997), approximately 5,029,689 shares of Snyder Common Stock will be issued in the Merger. No fractional shares of Snyder Common Stock will be issued in the Merger to the holders of American List Common Stock, but in lieu thereof, each holder of shares of American List Common Stock otherwise entitled to receive a fractional share of Snyder Common Stock, upon surrender of his, her or its certificates evidencing shares of American List Common Stock, will be entitled to receive an amount of cash (without interest) determined by multiplying the Average Final Closing Price by the fractional share interest to which such holder otherwise would be entitled.

     At the Effective Time, Snyder will make available to the Exchange Agent, for the benefit of the holders of shares of American List Common Stock (i) certificates representing the appropriate number of shares of Snyder Common Stock to be issued in the Merger and (ii) cash to be paid in lieu of fractional shares of Snyder Common Stock. As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail to each record holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of American List Common Stock whose shares were converted in the Merger into the right to receive shares of Snyder Common Stock:
(i) a letter of transmittal (specifying that delivery will be effected, and risk of loss and title to the certificates will pass, only upon delivery of the certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the certificates in exchange for certificates representing shares of Snyder Common Stock. Upon surrender of a certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such certificate will be entitled to receive in exchange therefor a certificate representing that number of whole shares of Snyder Common Stock (and, if applicable, a check representing the cash consideration to which such holder may be entitled on account of a fractional share of Snyder Common Stock) and the certificate so surrendered will be cancelled (SECTIONS 1.8 AND 1.9).

     STOCKHOLDERS SHOULD NOT FORWARD THEIR CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED A LETTER OF TRANSMITTAL AND INSTRUCTIONS TO EFFECT THE PROPER DELIVERY THEREOF.

     Until surrendered, each certificate will be deemed after the Effective Time to represent only the right to receive upon such surrender of the certificate a certificate representing shares of Snyder Common Stock and cash in lieu of any fractional shares of Snyder Common Stock (SECTION 1.9).

     All shares of Snyder Common Stock issued and cash in lieu of fractional share interests paid upon surrender of certificates will be deemed to have been issued in full satisfaction of all rights pertaining to such shares of American List Common Stock (SECTION 1.9).

     The American List Board will not resolicit the American List stockholders in the event the Average Final Closing Price is below the $20.00 threshold, thereby triggering American List's Walk-away Rights. In the event such Walk-away Rights are triggered, the American List Board, in the exercise of its fiduciary duties, will determine whether, in its view, the Merger continues to be in the best interests of the American List stockholders and, accordingly, whether to proceed with the Merger.

TREATMENT OF STOCK OPTIONS

     All American List Options outstanding at the Effective Time under the American List Stock Option Plan will remain outstanding following the Effective Time. At the Effective Time, such American List Options will, by virtue of the Merger and without any further action on the part of American List or the holder of such American List Options, be assumed by Snyder in such manner that Snyder
(a) is a corporation (or a parent or a subsidiary corporation of such corporation) "assuming a stock option in a transaction to which Section 424(a) applied" within the meaning of Section 424 of the Code; or (b) to the extent that Section 424 of the Code does not apply to any such American List Options, would be such a corporation (or a parent or a subsidiary corporation of such corporation) were Section 424 applicable to such option. At the Effective Time,
(i) all references in the American List Stock Option Plan to American List will be deemed to refer to Snyder and (ii) as soon as practicable, but in no event later than 30 days following the Effective Time, Snyder will issue to each holder of an American List Option a document evidencing the assumption of such option by Snyder. Each American List Option assumed by Snyder will be exercisable upon the same terms and conditions including, without limitation, vesting, as under the American List Stock Option Plan and the applicable option agreement issued thereunder, except that (x) each American List Option will be exercisable for that whole number of shares of Snyder Common Stock (rounded down to the nearest whole share) into which the number of shares of American List Common Stock subject to such American List Option immediately prior to the Effective Time would be converted pursuant to the Exchange Ratio; and (y) the option price per share of Snyder Common Stock will be equal to the option price per share of American List Common Stock subject to such American List Option in effect immediately prior to the Effective Time divided by the Exchange Ratio (the option price per share, as so determined, being rounded upward to the nearest full cent). The date of grant of each American List Option assumed by Snyder will be the date on which the corresponding American List Option was granted. A cash payment shall be made for any fractional share based upon the last reported sale price per share of Snyder Common Stock on the Trading Day immediately preceding the date of exercise (SECTION 1.10).

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by American List with respect to it and its subsidiaries as to, among other things: corporate organization and qualification, capitalization, authority relative to the Merger Agreement, consents and approvals, filings by American List with the Commission, financial statements, information included in this Proxy Statement/Prospectus and the Registration Statement, no default, no undisclosed liabilities and absence of changes, litigation, compliance with applicable law, employee plans, environmental laws and regulations, tax matters, intangible property, opinion of American List's financial adviser, brokers, material contracts, pooling of interests and disclosure (ARTICLE II).

     Snyder and Acquisition also have made certain representations and warranties with respect to: organization, capitalization, authority relative to the Merger Agreement, filings by Snyder with the Commission, financial statements, information included in this Proxy Statement/Prospectus and the Registration Statement, consents and approvals, no default, no undisclosed liabilities and absence of changes, litigation, compliance with applicable law, environmental laws and regulations, tax matters, intangible property, brokers, pooling of interests and disclosure (ARTICLE III).

CERTAIN COVENANTS

     The Merger Agreement contains certain covenants and agreements, certain of which are summarized below.

     Conduct of Business of American List. Pursuant to the Merger Agreement, American List has agreed that, except as contemplated by the Merger Agreement or set forth in American List's Disclosure Schedule, during the period from the date of the Merger Agreement until the Effective Time, American List will, and will cause each of its subsidiaries to, conduct its operations in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of the Merger Agreement, seek to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that goodwill and ongoing businesses will be unimpaired at the Effective Time (SECTION 4.1).

     Without limiting the generality of the foregoing, and except as provided in the Merger Agreement, prior to the Effective Time, neither American List nor any of its subsidiaries will, without the prior written consent of Snyder: (i) amend its certificate of incorporation or bylaws (or other similar governing instruments); (ii) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including, without limitation, any stock options or stock appreciation rights), except for the issuance of shares of American List Common Stock upon the exercise of options outstanding under the American List Stock Option Plan, in accordance with the terms of such Plan and options as in effect on the date of the Merger Agreement; (iii) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to stockholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities of any of its subsidiaries, except for the regular quarterly dividend on American List Common Stock not in excess of $.30 per share per quarter; (iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of American List or any of its subsidiaries (other than the Merger); (v) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary; (vi)(A) incur or assume any long-term or short-term debt or issue any debt securities; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business consistent with past practice and in amounts not material to American List and its subsidiaries, taken as a whole, and except for obligations of the wholly-owned subsidiary of American List; (C) make any loans, advances or capital contributions to, or investments in, any other person (other than to a subsidiary of American List or customary loans or advances to employees in the ordinary course of business consistent with past practice and in amounts not material to the maker of such loan or advance); (D) pledge or otherwise encumber shares of capital stock of American List or its subsidiaries; or (E) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material lien thereupon; (vii) except as may be required by law or as contemplated by the Merger Agreement, enter into, adopt or amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer or employee in any manner, or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date of the Merger Agreement (including, without limitation, the granting of stock appreciation rights or performance units); (viii) acquire, sell, lease or dispose of any assets outside the ordinary course of business or any assets which in the aggregate are material to American List and its subsidiaries taken as a whole, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice; (ix) except as may be required as a result of a change in law or in GAAP, change any of the accounting principles or practices used by it; (x) revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business or as required by GAAP; (xi)(A) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein; (B) other than in the ordinary course of business consistent with past practice, enter into any contract or agreement or amend any of the contracts or the agreements referred to in the Merger Agreement, provided that in no event will American List or any of its subsidiaries amend, modify or extend any of the agreements set forth in American List's Disclosure Schedule; (C) authorize any new capital expenditure or expenditures which, individually, is in excess of $30,000 or, in the aggregate, are in excess of $100,000; or (D) enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action that would be prohibited under the Merger Agreement; (xii) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of claims, liabilities reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of American List and its subsidiaries or incurred in the ordinary course of business consistent with past practice; (xiii) settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated by the Merger Agreement; (xiv) make or revoke any material tax election or settle or compromise any tax liability material to American List and its subsidiaries taken as a whole; or (xv) take, or agree in writing or otherwise to take, any of the actions described above or any action which would make any of the representations or warranties of American List contained in the Merger Agreement untrue or incorrect (SECTION 4.1).

     Conduct of Business of Snyder. Except as contemplated by the Merger Agreement, during the period from the date of the Merger Agreement to the Effective Time, Snyder has agreed that it will not, without the prior written consent of American List: (i) amend its certificate of incorporation (except to increase its authorized capital stock) or bylaws; (ii) combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to stockholders in their capacity as such, or redeem or otherwise acquire any of its securities, or (unless a proportionate adjustment shall be made to the merger consideration) split its shares of capital stock; (iii) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Snyder; or (iv) take, or agree in writing or otherwise to take, any of the actions described above or any action which would make any of the representations or warranties of Snyder contained in the Merger Agreement untrue or incorrect (SECTION 4.2).

     Proxy Statement; The Meeting. Snyder has agreed that as promptly as practicable, it will prepare and file with the Commission this Registration Statement containing this Proxy Statement/Prospectus and a form of proxy. American List has agreed, as promptly as practicable, to prepare and file with the Commission this Proxy Statement/Prospectus and a form of proxy. Snyder and American List have agreed to, and to cause their accountants and lawyers to, use their best efforts to have or cause the Registration Statement to be declared effective as promptly as practicable. American List has agreed to use its best efforts to cause the Proxy Statement/Prospectus to be mailed to its stockholders at the earliest practicable date.

     American List has agreed to call a meeting of its stockholders to be held as promptly as practicable for the purpose of voting upon the Merger Agreement and related matters. In addition, American List and Acquisition have agreed through their respective Boards of Directors to recommend to their respective stockholders adoption of such matters; provided, however, that the American List Board may withdraw its recommendation if it determines by a majority vote, in its good faith judgment, after consultation with independent legal counsel, that it is required to do so to comply with its fiduciary duties to stockholders under applicable law (SECTIONS 4.3 AND 4.6).

     The American List Board will consider a variety of factors when deciding whether to withdraw its recommendation, including, without limitation, the price of Snyder Common Stock, the price of American List Common Stock, the prospects for each company, the advice of its independent legal counsel and financial advisers, the proposals of any other potential acquirors and general economic and market conditions. If the American List Board believes that it is no longer in the best interests of the American List stockholders to proceed with the Merger, the American List Board will be required, in the exercise of its fiduciary duties, to recommend a vote against the Merger.

     Benefit Plans. Snyder has agreed that, for a period of at least one year following the Closing, Snyder will use commercially reasonable best efforts to continue to provide to the employees of the Surviving Corporation and its subsidiaries American List's Oxford health plan as currently in effect, or if not practicable, benefits at least as favorable to the benefits currently provided under the Oxford plan. Snyder has agreed to waive any pre-existing condition exclusions and actively-at-work requirements and to take into account expenses incurred prior to the Effective Time to the extent allowable under American List's benefit plans, for purposes of satisfying deductible, coinsurance and maximum out-of-pocket provisions of Snyder benefit plans providing medical or dental welfare benefits. In addition, Snyder has agreed to grant all American List employees credit for all service with American List and its predecessors for all purposes under its benefit plans (SECTION 4.16).

     Other Potential Acquirors. American List has agreed that American List, its affiliates and their respective officers, directors, employees, representatives and agents will cease any existing discussions or negotiations, if any, with any parties conducted prior to the date of the Merger Agreement with respect to any acquisition of all or any material portion of the assets of, or any equity interest in, American List or its subsidiaries or any business combination with American List or its subsidiaries. However, American List may, directly or indirectly, furnish information and access, in each case only in response to unsolicited requests therefor, to any corporation, partnership, person or other entity or group pursuant to confidentiality agreements, and may participate in discussions and negotiate with such entity or group concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving American List or any subsidiary or division of American List, if such entity or group has submitted a proposal to the American List Board relating to any such transaction and the American List Board determines in its good faith judgment, after consultation with independent legal counsel, that it is required to do so to comply with its fiduciary duties to stockholders under applicable law.

     The American List Board has agreed to (i) provide a written notice to Snyder and Acquisition describing in reasonable detail the material terms and conditions of any such proposal as promptly as reasonably practicable following prompt consideration thereof by the American List Board, and (ii) keep Snyder and Acquisition advised of material developments with respect thereto as promptly as reasonably practicable. Except as set forth above, American List has agreed that neither it nor any of its affiliates will, nor will American List authorize or permit any of its or their respective officers, directors, employees, representatives or agents, to directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Snyder and Acquisition, any affiliate or associate of Snyder and Acquisition or any designees of Snyder and Acquisition) concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving American List or any subsidiary or division of American List; provided, however, that the American List Board is permitted to take and disclose to American List's stockholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer and the American List Board may make such disclosure as in the good faith judgment of the American List Board, after consultation with independent legal counsel, is required to comply with its fiduciary duties to stockholders under applicable law (SECTION 4.4).

     The American List Board in the exercise of its fiduciary duties to its stockholders will negotiate with another potential acquiror only if such potential acquiror submits a proposal deemed by the American List Board to be clearly superior to the terms of the Merger, taking into account the fees and expenses American List would be required to pay in connection with terminating the Merger. Such an analysis would take into consideration the price of Snyder Common Stock and the prospects for Snyder Common Stock in the future. If, after weighing the benefits of an alternative proposal, the American List Board determined that in spite of the costs and risks associated with not consummating the Merger, the alternative proposal was clearly superior to the Merger, the American List Board may be required to recommend to the American List stockholders in favor of such alternative proposal and recommend against consummation of the Merger.

     Indemnification and Insurance of Directors and Officers. Snyder and Acquisition have agreed that all rights to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of American List and its subsidiaries as provided in their respective charters or bylaws (or other similar governing instruments) or otherwise in effect with respect to matters occurring prior to the Effective Time will survive the Merger and will continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of a claim asserted or made within such period will continue until the disposition of such claim. To the maximum extent permitted by the DGCL, such indemnification will be mandatory rather than permissive and the Surviving Corporation will advance expenses in connection with such indemnification to the fullest extent permitted under applicable law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification; provided, however, that the indemnification provided under the Merger Agreement will not be greater than the indemnification permissible pursuant to American List's or its subsidiaries' respective charters and bylaws (or other similar governing instruments) (SECTION 4.12).

     Snyder has agreed to cause the Surviving Corporation to maintain in effect for not less than three years from the Effective Time policies of directors' and officers' liability and fiduciary insurance substantially on the terms pursuant to which Snyder's directors currently are insured with respect to claims arising from facts or events occurring prior to the Effective Time to cover the types of actions and omissions with respect to which Snyder's directors are currently insured (provided that the Surviving Corporation will not be required to pay an annual premium for such insurance in excess of 200% of the premiums paid as of the Effective Time for such insurance, but in such case will be required to purchase as much coverage as possible for such amount) (SECTION 4.12).

     Pooling. American List and Snyder each has agreed that it will not take any action which could prevent the Merger from being accounted for as a "pooling-of-interests" for accounting purposes and American List has agreed to bring to the attention of Snyder, and Snyder has agreed to bring to the attention of American List, any actions, or agreements or understandings, whether written or oral, that could be reasonably likely to prevent Snyder from accounting for the Merger as a "pooling-of-interests." Concurrently with the Merger Agreement, Arthur Andersen and Grant Thornton delivered to Snyder and American List, respectively, letters to the effect that Snyder and American List, respectively, qualify for pooling-of-interest accounting. Snyder and American List have each agreed to use commercially reasonable efforts to cause Arthur Andersen and Grant Thornton, respectively, to deliver to Snyder and American List, respectively, updating confirmations of their respective letters, upon the filing of the Registration Statement and the mailing of the Proxy Statement/Prospectus (SECTION 4.14).

     Other Covenants. Each of Snyder, Acquisition and American List has agreed to use its best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation: (i) cooperation in the preparation and filing of the Proxy Statement/Prospectus and the Registration Statement, any filings that may be required under the HSR Act, and any amendments to any thereof; (ii) contesting any legal proceeding relating to the Merger; and (iii) the execution of any additional instruments, including the Certificate of Merger, necessary to consummate the transactions contemplated by the Merger Agreement. In addition, Snyder and Acquisition have agreed to use all reasonable efforts to cause the Effective Time to occur as soon as practicable after the stockholder vote with respect to the Merger (SECTION 4.9).

     American List also has agreed to use its best efforts to cause to be delivered to Snyder a letter of Grant Thornton and Snyder has agreed to use its best efforts to cause to be delivered to American List a letter of Arthur Andersen, in each case dated a date within two business days before the date on which the Registration Statement will become effective, in form and substance reasonably satisfactory to the recipients and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement (SECTION 4.5).

CONDITIONS TO THE MERGER

     The respective obligations of each of Snyder, American List and Acquisition to effect the Merger are subject to the following conditions, among others: (i) the Merger Agreement shall have been adopted by the requisite vote of the stockholders of American List; (ii) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any United States court or United States governmental authority which prohibits, restrains, enjoins or restricts consummation of the Merger; (iii) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired and any other governmental or regulatory notices or approvals required with respect to the transactions contemplated by the Merger Agreement shall have been either filed or received; (iv) the Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and Snyder shall have received all state securities laws or "blue sky" permits and authorizations necessary to issue shares of Snyder Common Stock in exchange for the shares of American List Common Stock; (v) Snyder shall have received a letter from Arthur Andersen, to the effect that the Merger will be accounted for under GAAP as a pooling-of-interests, and such opinion shall not have been withdrawn or modified in any material respect; and (vi) the Employment Agreements shall be in full force and effect (SECTION 5.1).

     The obligation of American List to effect the Merger is subject to the following additional conditions: (i) the representations of Snyder and Acquisition contained in the Merger Agreement or in any other document delivered pursuant thereto shall be true and correct in all material respects at and as of the Effective Time with the same effect as if made at and as of the Effective Time; (ii) each of the obligations of Snyder and Acquisition to be performed at or before the Effective Time shall have been duly performed in all material respects at or before the Effective Time; (iii) the shares of Snyder Common Stock issuable to the American List stockholders and such other shares required to be reserved for issuance in connection with the Merger have been authorized for listing on the NYSE upon official notice of issuance; (iv) the opinion of Schulte Roth & Zabel LLP, its counsel, to the effect that the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; (v) Snyder shall have obtained the consent or approval of each person whose consent or approval is required in connection with the transactions contemplated by the Merger Agreement, except those for which the failure to obtain such consent or approval would not, in the reasonable opinion of American List, individually or in the aggregate, have a Material Adverse Effect on Snyder; and (vi) there shall not have occurred any events, changes or effects with respect to Snyder or its subsidiaries having or which could reasonably be expected to have a Material Adverse Effect on Snyder (SECTION 5.2).

     The obligations of Snyder and Acquisition to effect the Merger are further subject to the following additional conditions: (i) the representations of American List contained in the Merger Agreement or in any other certificate delivered pursuant thereto shall be true and correct in all material respects at and as of the Effective Time with the same effect as if made at and as of the Effective Time; (ii) each of the obligations of American List to be performed at or before the Effective Time shall have been duly performed in all material respects at or before the Effective Time; (iii) each American List Affiliate and each stockholder which is a party to the Stockholders Agreement having performed in all material respects his or its obligations under the applicable affiliate letter and/or Stockholders Agreement (if applicable), and Snyder shall have received a certificate signed by each of them to such effect; (iv) American List shall have obtained the consent or approval of each person whose consent or approval will be required in order to permit the succession by the Surviving Corporation pursuant to the Merger to any obligation, right or interest of American List or any of its subsidiaries, except those for which the failure to obtain such consents and approvals would not, in the reasonable opinion of Snyder, individually or in the aggregate, have a Material Adverse Effect on American List; and (v) there shall not have occurred any events, changes or effects with respect to American List or its subsidiaries having or which could reasonably be expected to have a Material Adverse Effect on American List (SECTION 5.3).

TERMINATION

     Termination by Mutual Consent. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by the mutual written consent of Snyder, Acquisition and American List (SECTION 6.1).

     Termination by Either Snyder and Acquisition or by American List. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by Snyder and Acquisition or by American List if: (i) any court of competent jurisdiction in the United States or another United States governmental authority issues a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action has become nonappealable, or (ii) the Merger has not been consummated by August 15, 1997 (provided that such right to terminate will not be available to a party whose failure to fulfill any obligation under the Merger Agreement is the reason that the Merger failed to occur on or before such date) (SECTION 6.1).

     Termination by Snyder and Acquisition. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by Snyder and Acquisition if: (i) there shall have occurred a breach of any representation or warranty of American List set forth in the Merger Agreement or if any representation or warranty of American List shall have become untrue, in either case such that the conditions to the obligations of Snyder and Acquisition to effect the Merger set forth in the Merger Agreement with respect to such representations and warranties being true and correct in all material respects would be incapable of being satisfied by August 15, 1997 (or any extension of such date); (ii) there shall have occurred a breach by American List of its covenants or agreements under the Merger Agreement having a Material Adverse Effect on American List or materially adversely affecting (or materially delaying) the consummation of the Merger, and American List shall not have cured such breach within 20 business days after notice by Snyder and Acquisition thereof, provided that neither Snyder nor Acquisition has breached any of their respective obligations under the Merger Agreement; (iii) American List enters into a definitive agreement relating to any Third Party Acquisition (as defined in the Merger Agreement); (iv) the American List Board shall have withdrawn, modified or changed its approval or recommendation of the Merger Agreement or the Merger, shall have recommended to the American List Stockholders a Third Party Acquisition or shall have adopted any resolution to effect any of the foregoing; (v) the Average Final Closing Price is less than $24.00; or (vi) American List shall have convened a meeting of its stockholders to vote upon the Merger and failed to obtain the requisite vote of its stockholders in respect of the Merger Agreement (SECTION 6.1).

     Termination by American List. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by American List if: (i) there shall have occurred a breach of any representation or warranty on the part of Snyder or Acquisition set forth in the Merger Agreement, or any representation or warranty of Snyder or Acquisition otherwise shall have become untrue, in either case such that the conditions to American List's obligation to effect the Merger set forth in the Merger Agreement with respect to such representations and warranties being true and correct in all material respects would be incapable of being satisfied by August 15, 1997 (or any extension of such date); (ii) there shall have occurred a breach by Snyder or Acquisition of any of their respective covenants or agreements hereunder having a Material Adverse Effect on Snyder or materially adversely affecting (or materially delaying) the consummation of the Merger, and Snyder or Acquisition, as the case may be, shall not have cured such breach within 20 business days after notice by American List thereof, provided that American List has not breached any of its obligations under the Merger Agreement; (iii) American List enters into a definitive agreement relating to a Superior Proposal (as defined in the Merger Agreement), provided that such termination will not be effective unless American List has complied with the provisions of the Merger Agreement relating to potential acquirors and until payment of the termination fee; or (iv) the Average Final Closing Price is less than $20.00 (SECTION 6.1).

     Effect of Termination. Generally, if the Merger Agreement is terminated as described above, the Merger Agreement will become void and have no effect, without any liability to Snyder, Acquisition or American List (or any of their respective affiliates, directors, officers or stockholders), except for the termination and other fees payable under the circumstances described in those provisions of the Merger Agreement relating to termination of the Merger Agreement, access to information, fees and expenses and brokers (SECTION 6.2).

FEES AND EXPENSES

     Except as set forth below, each of Snyder, Acquisition and American List has agreed to bear its own expenses in connection with the Merger, and the cost of printing the Registration Statement and this Proxy Statement/Prospectus and the filing fees payable to the Commission in connection therewith will be borne equally by Snyder and American List (SECTION 6.3).

     If the Merger Agreement is terminated (i) by American List in the case American List enters into a definitive agreement relating to a Superior Proposal, (ii) by Snyder and Acquisition in the case American List enters into a definitive agreement relating to any Third Party Acquisition, or (iii) by Snyder and Acquisition in the case of the American List Board having withdrawn, modified or changed its approval or recommendation of the Merger Agreement or the Merger, recommended to American List's stockholders a Third Party

Acquisition, or adopted a resolution to effect any such matters: then, American List will be required to pay to Snyder liquidated damages in the amount of $5,000,000 (less amounts previously paid to Snyder, Acquisition and their affiliates, in an aggregate amount not to exceed $1,000,000, for out-of-pocket expenses as described in clauses (iii) and (iv) of the succeeding paragraph), payable (A) immediately upon demand under the circumstances described in clause
(iii) above and (B) concurrently with entering into such agreements, under the circumstances described in clauses (i) and (ii) above (SECTION 6.3).

     If Snyder and Acquisition terminate the Merger Agreement as a result of (i) the breach by American List of any of its representations or warranties set forth in the Merger Agreement or the inaccuracy thereof such that the conditions to Snyder's obligation under the Merger Agreement to effect the Merger would not be capable of being satisfied by August 15, 1997 (or any extension of such date), (ii) the breach by American List of any of its covenants or agreements under the Merger Agreement having a Material Adverse Effect on American List or materially adversely affecting (or materially delaying) consummation of the Merger and American List has not cured such breach within 20 business days after notice thereof by Snyder, (iii) American List enters into a definitive agreement relating to any Third Party Acquisition, (iv) the American List Board has withdrawn, modified or changed its prior approval or recommendation of the Merger Agreement or the Merger, has recommended to the American List stockholders a Third Party Acquisition or has adopted any resolution to effect any of the foregoing, or (v) American List shall have convened a meeting of its stockholders to vote on the Merger and failed to obtain the requisite vote in respect of the Merger Agreement, American List has agreed to reimburse Snyder, Acquisition and their affiliates for all actual documented out-of-pocket fees and expenses actually and reasonably incurred by any of them or on their behalf in connection with the Merger (including certain professional advisory fees) in an amount not to exceed $1,000,000. If American List terminates the Merger Agreement as a result of (i) the breach by Snyder or Acquisition of any of their representations or warranties set forth in the Merger Agreement or the inaccuracy thereof such that the conditions to American List's obligation under the Merger Agreement to effect the Merger would not be capable of being satisfied by August 15, 1997 (or any extension of such date) or (ii) the breach by Snyder or Acquisition of any of their respective covenants or agreements under the Merger Agreement having a Material Adverse Effect on Snyder or materially adversely affecting (or materially delaying) consummation of the Merger and Snyder or Acquisition, as the case may be, has not cured such breach within 20 business days after notice thereof by American List, Snyder has agreed to reimburse American List and its affiliates for all actual documented out-of-pocket fees and expenses actually and reasonably incurred by them in connection with the Merger (including certain professional advisory fees) in an amount not to exceed $1,000,000 (SECTION 6.3).

MODIFICATION OR AMENDMENT

     The Merger Agreement may be amended by action taken by American List, Snyder and Acquisition at any time before or after approval of the Merger by the stockholders of American List but, after any such approval, no amendment may be made which requires the approval of such stockholder under applicable law without such approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of the parties to the Merger Agreement (SECTION 6.4).

WAIVER

     At any time prior to the Effective Time, Snyder, American List or Acquisition may, in writing (i) extend the time for the performance of any of the obligations or other acts of the other party to the Merger Agreement; (ii) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document, certificate or writing delivered pursuant to the Merger Agreement; or (iii) waive compliance by the other party with any of the agreements or conditions contained in the Merger Agreement (SECTION 6.5).

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

                      CERTAIN INFORMATION REGARDING SNYDER

GENERAL

     Snyder is a rapidly growing provider of innovative and value-added targeted outsourced marketing services. Snyder designs and implements specialized sales and marketing programs primarily for Fortune 500 companies. Snyder's specialized sales and marketing programs include the development of strategic marketing plans, the production of marketing materials, the management of clients' customer databases, the implementation of marketing plans with leads generated by, among other things, Snyder's demographic marketing database and the enrollment of new customers. Snyder's clients are primarily companies with large annual marketing expenditures facing significant competitive pressures to retain or expand market share in various industries, including telecommunications, pharmaceuticals, financial services, business products and services, and consumer packaged goods. As of December 31, 1996 and based on 1996 revenues, the ten largest clients of Snyder, listed alphabetically, were AT&T, Gerber Products Company ("Gerber"), Hoechst Marion Roussel, Kellogg U.S.A., Inc. ("Kellogg"), Kraft Foods, Inc. ("Kraft"), MCI, The Prudential Insurance Company of America, the Quaker Oats Company ("Quaker Oats"), Reckitt & Colman, Inc., and Ross/Abbott Labs.

     Snyder has historically specialized primarily in channeling products and services from large clients in competitive marketing-intensive businesses to consumers in high-value, hard-to-reach, growing market niches, with a focus on multi-cultural and elderly markets. Through these efforts Snyder has developed a pool of field sales representatives and teleservices associates who can market in 32 different foreign languages, and a demographic marketing database which includes the names of approximately 18 million households and approximately two million small businesses in the United States.

     Since January 1, 1997, Snyder has expanded the scope and extent of the marketing services it can provide its clients through three acquisitions:

     - On January 6, 1997, Snyder acquired MMD in a merger transaction in which MMD became a wholly-owned subsidiary of Snyder. In the acquisition, Snyder issued 1,354,500 shares of Snyder Common Stock for all of the issued and outstanding stock of MMD. In connection with the acquisition, Snyder also retained Barbara Saltzman, the President of MMD, and other key officers of MMD to manage MMD's day-to-day operations after the acquisition. MMD provides outsourced medical sales and marketing services and has over 1,500 detailing representatives conducting sales and marketing programs for some of the world's premier pharmaceutical companies. MMD's clients include, alphabetically, Bayer, BMS, Novartis and Wyeth-Ayerst Division of American Home Products ("Wyeth-Ayerst"). The acquisition of MMD not only allows Snyder to offer its clients the services of MMD's detailing representatives but also expands Snyder's business relationships within the pharmaceutical industry.

     - On January 17, 1997, Snyder acquired Good Neighbor for approximately $4,150,000 in cash. Good Neighbor provides marketing services through information centers located in over 7,000 targeted retail outlets throughout the United States. Through the acquisition of Good Neighbor, Snyder increased its information display locations throughout the United States to over 26,000.

     - On March 27, 1997, Snyder acquired Brann, a U.K. company, in a share exchange in which Brann became a wholly-owned subsidiary of Snyder. In the acquisition, Snyder agreed to issue 2,350,152 shares of Snyder Common Stock and 389,730 options for Snyder Common Stock in exchange for all the issued and outstanding ordinary shares and options for ordinary shares of Brann, respectively. In addition, all of Brann's outstanding redeemable preference shares, valued at $5,035,000 including accrued dividends through March 21, 1997, were redeemed in cash. In connection with the acquisition, Snyder also retained Chris Gater, the Chief Executive of Brann, and other key officers of Brann to manage Brann's day-to-day operations after the acquisition. Brann is a leading provider of integrated targeted marketing services in the U.K., and it offers a full range of creative, telemarketing and database services to over 70 large corporations, government agencies, and charitable organizations. Clients of Brann include, alphabetically, Barclays Bank plc, Microsoft Ltd., Midland Bank, Peugeot

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

       Motor Company plc, The Salvation Army and Unilever plc. The acquisition of Brann significantly strengthens Snyder's presence in the U.K. Snyder believes that Brann's infrastructure, existing client relationships and position as a leading provider of targeted marketing services in the U.K. provide Snyder with the opportunity to significantly expand its relationships with existing multinational clients and to attract new European-based and multinational clients.

     Snyder is currently considering several acquisitions and expects to continue to consider growth opportunities through additional complementary acquisitions, which may include payments in cash or the issuance of additional shares of Snyder Common Stock, although there are no definitive agreements or arrangements to do so at this time.

     Snyder's 1996 revenues were $82.8 million, MMD's 1996 revenues were $37.1 million, and Brann's 1996 revenues were $65.5 million. If MMD and Brann had been wholly-owned subsidiaries of Snyder in 1996, the ten largest clients of Snyder, listed alphabetically and based on 1996 revenues on a consolidated basis, would have been AT&T, Barclays Bank plc, Bayer, BMS, Imperial Cancer Research Fund, MCI, Microsoft Ltd., Novartis, Royal Mail, and Zurich Municipal.

MARKETING PROGRAMS

     Snyder's marketing programs utilize the resources of one or more of Snyder's five service groups, depending on the client's needs. Snyder's five service groups are: Direct Services, Media and Sampling Services, Medical Services, Data Delivery Services and International Services.

     DIRECT SERVICES. The Direct Services group uses field sales and teleservices to procure customers for Snyder's clients. Historically, such programs have been directed primarily at multi-cultural residential and small-business customers. If MMD and Brann had been wholly-owned subsidiaries of Snyder in 1996, Direct Services would have accounted for 37% of Snyder's 1996 revenues on a consolidated basis.

     Field Sales. Using field sales (face-to-face) and event marketing, Snyder's field sales representatives make face-to-face contact with potential customers at the customers' homes or offices and at local cultural events. Field sales representatives who are targeting consumer residential customers focus their sales efforts on event marketing, mainly at fairs, festivals, and shopping malls. Field sales representatives who are targeting business customers typically call on small businesses either on a "cold call" basis, or increasingly from leads generated by Snyder's direct mail or telemarketing efforts. The productivity of the field sales representatives is enhanced by the fact that they generally live in the area in which they are soliciting business. Snyder's field sales representatives currently market in 32 different foreign languages and well over half of Snyder's Direct Services field sales representatives are bilingual. As of March 31, 1997, Snyder had over 1,000 field sales representatives working in its Direct Services group in 38 offices in 15 states and the District of Columbia.

     Teleservices. Prospective customers may also be contacted by telephone. Snyder's teleservices associates operating within the Direct Services group, who are all bilingual, use an internally prepared sales script to market the client's products or services. Teleservices associates in Snyder's U.S. call centers use a computerized call management system that employs state-of-the-art call routing and predictive dialing technologies. As of March 31, 1997, Snyder had a total of 589 call stations and over 570 teleservices associates in the United States.

     The Direct Services group provides services for a number of clients, including, listed alphabetically, AT&T, DHL Airways Inc. ("DHL"), Enron Capital & Trade Resources Corp. ("Enron") and Foundation Health. These clients illustrate the breadth of products and services for which Snyder provides targeted marketing services. Snyder markets long-distance telecommunications services on behalf of AT&T, U.S-origin overnight package delivery services on behalf of DHL, natural gas and electrical supply services on behalf of Enron and membership in certain managed health care plans for Foundation Health. Snyder's contracts with its Direct Services clients are typically multi-year contracts, under which Snyder is typically paid only for successful performance. Many of Snyder's contracts in the Direct Services group limit the ability of Snyder to, or prevent Snyder from, working for the client's competitors during the term of the contract and, in some cases, for a defined period after termination.

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

     AT&T is a significant client for the Direct Services group. If MMD and Brann had been wholly-owned subsidiaries of Snyder in 1996, AT&T would have accounted for 27% of Snyder's 1996 revenues on a consolidated basis.

     Under Snyder's original direct sales contract with AT&T, Snyder provides field sales and teleservices for AT&T's Foreign-Origin Consumer Market and provides field sales for AT&T's U.S. residential customers who are not part of the Foreign-Origin Consumer Market (the "Domestic Consumer Market"). This contract, which relates to the Foreign-Origin Consumer Market, runs through December 1997, subject to AT&T's right to seek to renew the contract upon terms mutually agreeable to AT&T and Snyder.

     AT&T enjoys certain exclusivity rights under this contract with respect to the Foreign-Origin Consumer Market. During the term of the contract, Snyder cannot, for any other long-distance telecommunications company, target the Foreign-Origin Consumer Market by (i) creating or distributing customized application brochures to be inserted in the publications in which such brochures are placed by Snyder on behalf of AT&T, or (ii) offering programs similar to those offered to AT&T under the contract. In addition, during the term of the contract, if Snyder wishes to institute any other marketing program that involves long-distance telecommunications services targeted to the Foreign-Origin Consumer Market, AT&T has an exclusive 45-day period in which to negotiate with Snyder with respect to such program. Until 30 days following termination of the contract, Snyder can neither provide, nor enter into negotiations or discussions to provide, customer acquisition services for long-distance telecommunications services targeted to the Foreign-Origin Consumer Market for any other telecommunications company.

     Snyder's arrangement with AT&T relating to field sales for the Domestic Consumer Market is not reflected in a formal contract. Snyder has provided these services since September 1995. AT&T compensates Snyder based upon the types of customers enrolled by Snyder and certain other criteria with respect to the enrolled customers.

     In December 1996, Snyder entered into a two-year contract to provide "turn-key" marketing services to AT&T to acquire new business customers for AT&T. Snyder will assist AT&T in signing up small and medium-sized business customers to its long distance, Intralata (long distance service within one area code), toll-free and calling card services. The new AT&T contract runs through December 31, 1998, and is subject to automatic renewal for an additional year unless either Snyder or AT&T gives 90 days prior written notice of its intention not to renew. Snyder's marketing efforts on behalf of AT&T with respect to small business customers is subject to a six-month trial period ending June 30, 1997, at which time AT&T may, but is not obligated to, extend the time in which Snyder may market to small business customers on behalf of AT&T. In addition, during the term of the agreement Snyder cannot market products competitive with the products it markets on behalf of AT&T to the markets and in the areas it markets on behalf of AT&T. Concurrently with entering into the new contract with AT&T, Snyder terminated its existing contract with MCI, under which it provided marketing and sales services to MCI targeting small business customers.

     MEDIA AND SAMPLING SERVICES. The Media and Sampling Services group uses WallBoard(R) information displays, Good Neighbor information centers and sample pack distributions to reach potentially high-value market segments at the time that the target customers are most likely to use the products. If MMD and Brann had been wholly-owned subsidiaries of Snyder in 1996, Media and Sampling Services would have accounted for approximately 8% of Snyder's 1996 revenues on a consolidated basis.

     WallBoard(R) Information Displays. WallBoards(R) are framed information and advertisement displays that are mounted on a wall. WallBoards(R) present educational, editorial and product information targeted to specific user groups. They are located in areas where the targeted customers are likely to be waiting for a service, such as the offices of specialty health-care providers, child-care centers and corporate airport terminals. Most of Snyder's WallBoards(R) are strategically located to provide information to targeted consumers at a time when the customers are likely to be interested in receiving information and trying new products. Each WallBoard(R) location is available only to Snyder under a two- or three-year exclusive agreement, with automatic renewal provisions. WallBoard(R) locations provide the WallBoard(R) free of charge because of its perceived benefit to the targeted audience. Two examples of Snyder's WallBoard(R) information displays are the Heart Health WallBoard(R), which targets cardiology patients, and the Your Kids WallBoard(R),

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

which targets working parents. Sponsors of Snyder's WallBoard(R) information displays include, alphabetically, Gerber, Hoechst Marion Roussel, Kellogg and Quaker Oats. Each of the WallBoard(R) sponsors has "category exclusivity" for their product in their program.

     To enhance the editorial quality of its WallBoards(R), Snyder has also established alliances with associations that specialize in the targeted areas, such as the American Heart Association, the National Child Care Association, the Arthritis Foundation and the Children's National Medical Center. As of April 1, 1997, there were 14 different WallBoard(R) programs displayed in approximately 19,600 locations throughout the United States.

     Information Centers. As a result of its acquisition of Good Neighbor, Snyder has expanded its marketing services capacity to include information centers in over 7,000 targeted retail outlets. The Good Neighbor information centers are displays which include pockets for take-one literature, tear off pads for the distribution of rebate offers and recipes, mini-posters which contain consumer information and commercial messages, and free ad cards for individuals to offer products or services. Participating locations sign one-, two-or three-year agreements stating that the Good Neighbor information center will be the only external bulletin board allowed at the location during that time. In return, the locations are either paid a small yearly fee or provided other services by Snyder. Unlike the WallBoard(R) and sample pack programs, however, the sponsors of the Good Neighbor program typically do not receive "category exclusivity" for their products.

     Sample Packs. Sample packs are small cardboard boxes containing a variety of sample products, coupons, and literature. They are given away free in areas where targeted customers are frequently present, such as fitness centers, child-care centers, and the offices of specialty health-care providers. Participating locations sign a two- or three-year exclusive agreement stating that the pack will be the only sampling program allowed at the location during that time. Similar to WallBoards(R), sample packs distribute products and information to targeted customers at a time when they are usually most interested in trying new products. Three examples of Snyder's sample pack programs are the New Member Pack, which is distributed at fitness centers, the Diabetes Pack, which is distributed to diabetes patients by specialty health-care providers, and the Arthritis Pack, which is distributed to arthritis patients by specialty health-care providers.

     Sponsors of Snyder's sample packs include, alphabetically, Kellogg, Kraft, Reckitt & Colman, Inc. and Ross/Abbott Labs, among others. Each sponsor has "category exclusivity" within the sampling pack, such that there are no competing products in the pack.

     As with its WallBoards(R) programs, Snyder is able to leverage its alliances with leading associations, such as the American Diabetes Association, which has permitted Snyder to print the association's logo on the outside of the Diabetes Pack, and the Arthritis Foundation, which has permitted Snyder to print the foundation's logo on the Arthritis Pack. As of March 31, 1997, there were seven different sample pack programs and approximately 4,500,000 sample packs were distributed during 1996.

     MEDICAL SERVICES. The Medical Services group currently consists of the business operations acquired in connection with the acquisition of MMD. The Medical Services group uses field sales to procure customers for Snyder's pharmaceutical clients through a process known as "detailing." Pharmaceutical detailing entails a presentation to a physician by a field representative, during which the features and benefits of a drug are discussed and product literature and samples are provided to the physician. Snyder focuses its direct detailing and selling on physicians, pharmacists and long-term care facilities. As of March 31, 1997, the Medical Services group employed approximately 1,500 field representatives located throughout the United States who operate as independent contractors and are typically paid based on "completed calls." A completed call is generally defined as a face-to-face meeting by a field representative with a physician. At any particular time, each field representative typically details one or more pharmaceutical products for one client. Snyder seeks to hire individuals with medical or scientific backgrounds for its field representatives. More specifically, most of the field representatives have experience in sales of pharmaceutical products. In addition, each field representative undergoes specialized training before providing detailing services on behalf of clients in order to familiarize himself or herself with the products being detailed. The Medical Services group also employs field managers located throughout the United States. As of March 31, 1997, the Medical Services group employed approximately 90 field managers.

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

     Snyder's contracts for its Medical Services range from six months to three years in duration, many of which are subject to termination by the client upon 60 days prior notice. If MMD and Brann had been wholly-owned subsidiaries of Snyder in 1996, Bayer, BMS, and Novartis collectively would have accounted for approximately 16% of Snyder's 1996 revenues on a consolidated basis. Generally, each Medical Services client contract provides for the detailing of between one and three pharmaceutical products. Such contracts also provide for payment based on each completed call by a field representative.

     BMS is a significant client of the Medical Services group, which would have represented 9.8% of Snyder's 1996 revenue on a consolidated basis had MMD and Brann been wholly-owned subsidiaries of Snyder in 1996. MMD has performed medical detailing services for BMS since 1993. The current contract runs through December 1999, subject at that time to the option of BMS to extend the term for an additional three years. The agreement is subject to termination by BMS upon 60 days prior notice.

     Snyder is paid under the contract on the basis of the number of "details" it performs for BMS each month and may also be entitled to an additional quarterly attainment fee depending on the ratio of actual factory sales to budgeted factory sales of the products detailed by Snyder. In addition, Snyder's aggregate payments received under the contract cannot exceed $20,000,000 per year without the consent of BMS.

     DATA DELIVERY SERVICES. The Data Delivery Services group develops and maintains a demographic marketing database that includes data about approximately 18 million households and 2 million small businesses in the United States. Because this database is owned by Snyder, it is able to utilize the database for multiple client contracts and at various purchase points in a customers' life cycle. This database has been used to support Snyder's Direct Services marketing efforts and to deliver direct mail pieces to targeted markets. With respect to direct mailings, Snyder assumes responsibility for the editorial content and graphic design of the direct mail pieces, arranges for the mailings to be printed, executes the direct mail campaign and handles inbound responses to the mailings through its teleservices facilities. The responses to the direct mailings are input into Snyder's demographic marketing database and provide leads for field sales and teleservices representatives. As of March 31, 1997, client contracts which provide for data delivery services include Echostar Communications Corporation, Foundation Health, and Lucent Technologies, BCS. Typically, Snyder is paid for such services for each piece mailed.

     The Data Delivery Services group represented only a small portion of Snyder's revenue in 1996. Snyder expects that the revenues from its existing Data Delivery Services group will increase during 1997 as compared to 1996. In addition, if the Merger is approved and consummated as described herein, American List's operations will become part of the Data Delivery Services group.

     INTERNATIONAL SERVICES. The International Services group consists primarily of contracts and infrastructure acquired in connection with the acquisition of Brann. As of March 31, 1997, approximately 760 people were employed in the International Services group, operating out of five facilities located in the United Kingdom. The International Services group provides marketing services to over 70 large corporations, government agencies, and charitable organizations, including, alphabetically, Barclays Bank plc, Microsoft Ltd., Midland Bank, Peugeot Motor Company plc, The Salvation Army and Unilever plc.

     Snyder's International Services group provides a variety of targeted marketing services for its clients. The International Services group seeks to provide its clients with "turn-key" marketing services, and can provide marketing services to its clients throughout the marketing cycle, from marketing campaign development through implementation. Snyder's clients in the International Services group typically enter into contracts for services ranging in duration from a few months (for project-specific assignments) to two- to three-years. Snyder is typically paid on the basis of the resources devoted to the client under these contracts, either on a monthly fee basis or on a project budget basis. These services are identified by five functional areas, which are utilized to varying degrees depending on the client's need: consulting services, creative services, database management, teleservices, and printed communications. If MMD and Brann had been wholly-owned subsidiaries of Snyder in 1996, International Services would have accounted for approximately 35% of Snyder's 1996 revenues on a consolidated basis.

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

     Consulting Services. The consulting services unit's goal is to become a partner in the direct marketing and customer development process of the International Services group's clients. The consulting services unit provides a wide variety of strategic, planning and management services for the International Services group's clients, including creating strategic marketing plans, analyzing market information, defining target audiences, planning and purchasing media campaigns, and managing marketing campaigns. Typically specified individuals from the consulting services unit are dedicated to a client's project, improving continuity and client coordination during the execution of the project.

     Creative Services. The creative services unit develops in conjunction with the client the ideas and content to execute the client's marketing campaign. The creative services unit's activities might include for a particular client the creation and execution of a direct mail campaign, the creation of insert or door drop pieces, the development of sales literature, videos, or media advertising, or the development of new media applications, such as web sites and CD-ROMs.

     Database Management. The database management unit builds and runs customer information systems, databases and direct marketing systems for Snyder's International Services clients on dedicated computer hardware housed in Snyder's International Services facilities. Approximately 110 employees work in database management.

     Teleservices. Snyder's 200-work station call center in Bristol, England provides teleservices for its International Services clients. There are approximately 310 teleservices employees in the International Services group, of which 100 are full-time and 210 are part-time, giving a total full-time equivalent work force of 240 employees. During 1996, and based on 1996 revenues, approximately 90% of such services involved inbound teleservices, and 10% involved outbound teleservices. In contrast to the Direct Services teleservices unit, the International Services teleservices unit focuses more on customer assistance and follow-up than customer acquisition.

     Printed Communications. The printed communications unit supports the marketing efforts of the International Services group through its printing capabilities. Fewer than one-half of the direct mail pieces, inserts, sales literature and other printed material developed by the International Services group is printed by the printed communications unit; the remaining material is printed either by outside vendors or the group's clients.

     The International Services group has also developed new marketing and database analysis products in response to client demands. The International Services group has developed database analysis software which permits the management and analysis of client's marketing and customer databases in a desktop environment. Clients of this software include, alphabetically, J. Sainsbury plc, Lloyds TSB Group, Microsoft Ltd. and Proctor & Gamble.

MARKETING OPPORTUNITIES

     Snyder believes that it is well-positioned to capitalize on the following five dynamic trends: (1) the outsourcing of marketing and sales functions, (2) trends in demographics, (3) changes in the regulatory environment, (4) globalization and (5) increased demand for direct marketing services in the U.K. and Europe.

     OUTSOURCING. In recent years, more and more corporations have integrated outsourcers into their overall marketing strategies. Snyder believes that, as more and more corporations adopt capital saving strategies and focus on their core competencies, the demand for outsourced marketing services will increase. Snyder believes that it is well-positioned to capitalize on the continued momentum of the corporate trend toward outsourcing. Snyder also perceives that corporations value service providers who can provide them with a wide range of services, thereby lowering transaction costs. Snyder believes that its recent acquisitions increase its competitive position by, among other things, expanding the type and scope of services Snyder can offer its clients.

     TRENDS IN DEMOGRAPHICS. Snyder believes that it is well-positioned to take advantage of two demographic trends in the United States. First, multi-cultural populations are growing much more rapidly than the overall population. According to population projections prepared by the U.S. Bureau of the Census which are

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

based in part on 1990 census data ("Census Bureau Population Projection"), there were approximately 9.7 million Asian/Pacific Islanders living in the United States during 1996 and that group is expected to grow approximately 57% by the year 2010. In 1996, there were approximately 27.8 million Hispanics living in the United States and that group is expected to grow approximately 48% by the year 2010 according to the Census Bureau Population Projection. In contrast, the total population in the United States is expected to grow approximately 12% by the year 2010 according to the Census Bureau Population Projection. Snyder has designed a marketing strategy for its Direct Services group to reach the rapidly growing multi-cultural populations which involves the use of bilingual field sales and teleservices representatives. Second, according to the Census Bureau Population Projection, in 1996 there were approximately 69.2 million people who were 50 years or older in the United States. The 50 years and older age group is the fastest growing age group in the United States, and it is projected to grow by approximately 39% through the year 2010 according to the Census Bureau Population Projection. A number of Snyder's marketing programs are designed to target this population sector. Snyder's demographic marketing database includes valuable data about aging baby boomers and other potential customers in this population sector that will assist in designing marketing programs to reach the 50 years and older age group.

     CHANGES IN THE REGULATORY ENVIRONMENT. A typical result of deregulation is increased competition as companies seek to acquire market share. In a regulated environment companies do not need to compete for market share, so deregulation generally finds companies with limited or no internal sales capabilities. For example, companies in the telecommunications industry are competing for market share and marketing their new brands and services as a result of deregulation in that industry, and the deregulation of the U.S. gas and electric utilities industries presents opportunities for companies in those industries to market their products directly to consumers who, historically, have had no choices regarding who provided gas and electric services to them. Finally, Snyder believes that the increased pace at which pharmaceuticals are approved will increase the number of products available to physicians, and thereby increase the demand for Snyder's medical detailing services.

     GLOBALIZATION. The vast majority of Snyder's significant clients are companies that have international operations. Snyder believes that these corporations and other multinational companies will seek to do business with companies that can provide solutions that span national boundaries. Snyder believes that its recent acquisition of Brann significantly increases its ability to provide targeted marketing services to globally-oriented clients.

     INCREASED DEMAND FOR DIRECT MARKETING SERVICES IN THE U.K. AND
EUROPE. Direct marketing activities, such as direct mail and teleservices, are not as prevalent in the U.K. and Europe as they are in the United States. Snyder believes that the demand for direct marketing services in both the U.K. and Europe will increase significantly during the next few years. Snyder believes that its existing U.K. infrastructure and experience along with Snyder's historic direct marketing experience will enable Snyder to capitalize on this demand.

COMPETITION

     The industry in which Snyder operates is very competitive and highly fragmented. Snyder competes with other outsourced marketing services firms. Many of the other firms offer a limited number of services within a limited geographic area, but there are several participants whose business, like that of Snyder, tends to be national and offers a broad array of marketing services, such as, listed alphabetically, Abacus Direct Corporation, CUC International, Inc., Ogilvy & Mather Direct, Quintiles Transnational Co., Sitel Corporation, WWAV Rapp Collins and Wunderman Cato Johnson. Snyder believes that certain competitors may have capabilities and resources comparable to and in certain respects greater than those of Snyder. Snyder also competes with the internal marketing capabilities of its clients and potential clients as well as with providers of other forms of advertising and marketing media, such as radio and television.

     Snyder believes that it competes primarily on the basis of demonstrated ability to attract customers; reputation for quality; price; geographic presence with regard to field sales, WallBoard(R) information displays, Good Neighbor information centers and sample packs; creative and consulting expertise, technological

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expertise; and the ability to promptly provide clients with customized solutions to their sales and marketing needs.

SEASONALITY

     Various aspects of Snyder's business are subject to seasonal variation. However, Snyder believes that the seasonality of the various aspects of its business are not coincident, such that on an aggregate basis Snyder's business is not subject to significant seasonal variation.

REGULATION

     Snyder's business is subject to various federal, state and foreign laws and regulations. Certain portions of Snyder's marketing services business have become subject to an increasing amount of regulation. There is no assurance that additional legislation or regulation would not limit the activities of Snyder or its clients in the future or significantly increase the cost of regulatory compliance. See "Risk Factors -- Government Regulation."

     One of the significant regulations of the FCC applicable to long distance carriers, such as AT&T, prohibits the unauthorized switching of customers' long distance carriers. In order to prevent unauthorized switches, federal law requires that switches authorized over the telephone be verified contemporaneously by a third party. Snyder believes that its procedures comply with this verification requirement.

     Third-party verification generally is not required for switches obtained in person, such as those obtained by members of Snyder's Direct Services field sales force. Snyder's training and other procedures are designed to prevent unauthorized switching. However, as with any field sales force, Snyder cannot completely ensure that each employee will always follow Snyder's mandated procedures. Accordingly, it is possible that employees may in some instances engage in unauthorized activities, including slamming. To Snyder's knowledge, no FCC complaint has been brought against any of its clients as a result of Snyder's services, although Snyder believes that the FCC is examining the sales activities of long distance telecommunications providers, including Snyder's clients and the activities of outside vendors, such as Snyder, used by such providers. See "Risk Factors -- Government Regulation."

     In connection with the handling and distribution of samples of pharmaceutical products, the Medical Services group is subject to regulation by its clients, the Prescription Drug Marketing Act of 1987 and other applicable federal, state and local laws and regulations.

     In addition to the laws and regulations of the United States, the services offered by the International Services group may be subject to certain regulations of the U.K. and the European Union, including regulations relating to inbound and outbound teleservices, advertising content, promotions of financial products, activities requiring customers to send money with mail orders and the maintenance and use of customer data held on databases. In addition, the printing facility utilized by the International Services group is also subject to certain environmental regulations regarding the storage and disposal of certain chemicals involved in the printing process. Snyder believes that the International Services group is substantially in compliance with applicable regulations. See "Risk Factors -- Government Regulation."

EMPLOYEES

     As of March 31, 1997, Snyder had approximately 2,800 full and part-time employees on a consolidated basis and approximately 1,500 individuals on a consolidated basis operating as independent contractors. Approximately 50 employees in the International Services group, primarily in the International Services print shop unit, are covered by a collective bargaining agreement with the Graphical Paper and Media Union which expires on April 24, 1998. Neither Snyder nor MMD have ever experienced a work-related stoppage, and Brann has not experienced a work-related stoppage for more than 20 years. Snyder believes its relations with its employees, both unionized and nonunionized, are satisfactory.

PROPERTIES

     Snyder's corporate headquarters are located in Bethesda, Maryland in leased facilities consisting of approximately 68,800 square feet of office space, including 260 call stations. The term of the lease, as amended, expires in November 2002 with respect to substantially all of the space. Snyder also leases approximately 35,400 square feet of office space in Rockville, Maryland, and this location includes 329 call stations.

     Snyder also leases the facilities for its field sales offices. The leases for Snyder's field sales offices generally have terms ranging from a month-to-month basis to two years and generally have renewal options. The Medical Services group leases approximately 11,000 square feet of office space in New York City for a term expiring in September 2005.

     The International Services group, located in England, conducts its operations principally out of three facilities in Cirencester, one facility in Bristol and one facility in London. In Cirencester, Snyder owns two facilities totaling approximately 66,000 square feet which are primarily used for office space and also as warehouse space. The other facility in Cirencester, which is approximately 16,000 square feet, is leased with a term extending to June 2007, except for 2,000 square feet of office space and a garage which are leased with terms expiring in April or September 1998. The Bristol facility, which is 34,160 square feet, is leased for a period expiring in September 2014, with an option to terminate upon 12 months notice by Snyder in 2009. Snyder also leases a 6,000 square foot client meeting facility in London.

     Snyder believes that its current facilities are adequate for its current operations.

LEGAL PROCEEDINGS

     From time to time, Snyder is involved in litigation incidental to its business. In the opinion of Snyder, no pending or threatened litigation of which Snyder is aware has had or is expected to have a material adverse effect on Snyder's results of operations, financial condition, or liquidity.

       SNYDER MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of Snyder's results of operations and of its liquidity and capital resources is based upon Snyder's consolidated financial statements which have been retroactively restated to give effect to the MMD and Brann acquisitions. The following discussion should be read in conjunction with the Selected Consolidated Financial Data of Snyder and the Consolidated Financial Statements of Snyder and related notes thereto included elsewhere in this Proxy Statement/Prospectus.

OVERVIEW

  Quarter Ended March 31, 1997

     Snyder completed three strategic acquisitions and entered into the Merger Agreement during the quarter ended March 31, 1997. Snyder's strategy for the operation of its acquirees is to integrate the sales effort and corporate services provided. Snyder expects the synergies created will increase its opportunities and strengthen customer relationships. Historically, Snyder has not attempted to integrate the infrastructures of its acquirees' and does not expect to incur material costs to integrate its acquirees operations in the future.

     On January 6, 1997, Snyder acquired MMD in a merger transaction in which 1,354,500 shares of Snyder common stock were issued for all of the issued and outstanding stock of MMD. MMD provides outsourced medical sales and marketing services and has over 1,500 detailing representatives conducting sales and marketing programs for some of the world's premier pharmaceutical companies. The merger transaction with MMD was accounted for as a pooling of interests for accounting and financial reporting purposes.

     On January 17, 1997, Snyder acquired Good Neighbor for approximately $4,150,000 in cash. Good Neighbor provides marketing services through information centers located in over 7,000 targeted retail outlets throughout the United States. The acquisition of Good Neighbor was accounted for as a purchase for accounting and financial reporting purposes. The Company recorded approximately $3.9 million in goodwill from this transaction.

     On March 27, 1997, Snyder acquired Brann in a share exchange in which 2,350,152 shares of Snyder common stock and 389,730 options for Snyder common stock were issued for all of the issued and outstanding ordinary shares and options for ordinary shares of Brann, respectively. In addition, all of Brann's outstanding mandatorily redeemable preferred shares, valued at $5,035,000 including accrued dividends through March 21, 1997, were redeemed in cash. Brann is a leading provider of integrated targeted marketing services in the United Kingdom, and it offers a full range of creative, telemarketing and database services to over 70 large corporations, government agencies and charitable organizations. The share exchange with Brann was accounted for as a pooling of interests for accounting and financial reporting purposes. The Company is now subject to the impact of foreign currency fluctuation, specifically that of the British pound.

     On March 18, 1997, Snyder entered into the Merger Agreement to acquire American List. See "The Merger" and "The Merger Agreement."

     In December 1996, Snyder entered into a two-year contract to provide turn-key marketing services to AT&T in the business market. Under this contract, Snyder will assist AT&T in signing up small and medium-sized business customers for its long distance, Intralata, toll-free and calling card services. Through 1996 the marketing services provided to AT&T were limited to assisting AT&T increase its market share in the consumer long-distance market.

     Concurrently with entering into the new contract with AT&T, Snyder terminated its contract with MCI, under which it provided marketing and sales services to MCI targeting small business customers. Although Snyder expects revenues from the start-up phase of the new AT&T contract to be less than those from the MCI contract, the termination of the contract with MCI is not expected to have a material impact on the Company, primarily because Snyder has acquired MMD and Brann, and also because it has entered into additional contracts with other clients, including the new contract with AT&T to provide services similar to those previously provided to MCI. During the quarter ended March 31, 1997, Snyder completed all services required under the MCI contract and recorded $2.3 million of revenue that had previously been deferred.

  Year Ended December 31, 1996

     Snyder's revenues increased significantly to $185.4 million in 1996 from $132.8 million in 1995, primarily from the continued increase in the volume of services provided in Snyder's Direct Services group. In 1996, Snyder continued to add staff to its field and teleservices sales forces, including field sales supervisors and senior executives, to improve the quality of its sales force, training programs and support systems for the continued expansion of existing services and the introduction of additional clients. AT&T accounted for 27% of Snyder's total revenues in 1996.

     During 1996, Snyder expanded the clients to which it provides direct services and the industries in which the clients of the Direct Services group operate. In the third quarter of 1996, Snyder entered into contracts with Lucent Technologies, BCS to market and sell certain Lucent telecommunications equipment, and DHL Airways, Inc. to market and sell overnight package delivery services. Also in the third quarter of 1996, Snyder entered into two contracts with Foundation Health, a California health plan, to market and sell memberships in certain managed health care plans to residential customers in designated areas. Snyder does not anticipate that these new contracts will begin to produce any significant revenues until the second half of 1997. Snyder added 329 call stations in December 1996 that are equipped with state-of-the-art systems capable of handling both inbound and outbound calls.

     The Media and Sampling Services group introduced a new Healthy Child WallBoard(R) information display in November 1996. This new pediatric marketing program is designed to reach more than half of the pediatricians in the United States, and the Healthy Child WallBoard(R) information display will be placed in approximately 4,000 locations. Initial sponsors for this new pediatric marketing program include General Mills, Hoechst Marion Roussel, Hinkley and Schmidt, and Quaker Oats. A new Healthy Child sample pack was also introduced in January 1997 that will be distributed in the offices of pediatricians throughout the United States.

     In 1996, the Medical Services group expanded its operations and began detailing pharmaceuticals for Bayer and Wyeth-Ayerst. The Medical Services group also renewed its largest contract with BMS during 1996. The management team was strengthened and the infrastructure was enhanced to handle the increased operations of the Medical Services group.

     In 1996, the International Services group consolidated its sales and account management functions to position itself for continued rapid growth as a full-service provider of integrated direct marketing services. The consolidation of the sales and account management functions involved significant investment in process re-engineering, new skill development, enhancing technological infrastructure and the creation of additional capacity. This group, which operates in the U.K., focuses on providing integrated services and cross selling all services that are appropriate for a particular client. During 1996 the International Services group concentrated most of its efforts on the cross selling of additional services to existing clients rather than the solicitation of new clients.

RESULTS OF OPERATIONS

     In the Direct Services group, revenues from field sales and teleservices are based on both the number of accepted customers and the type of services sold. Snyder typically receives a fixed dollar amount per customer. Revenues related to such sales are recognized on the date that the application for service is accepted by Snyder's clients. In the Media and Sampling group, Snyder is paid by sponsors of its WallBoard(R) information displays and sample packs in installments, generally quarterly or semi-annually, over the term of the contract under which services are rendered, which is generally one year or less. In the Medical Services group, revenues are based on the number of presentations made to physicians. Snyder typically receives a fixed dollar amount per presentation, and revenues are recognized as presentations are made. In the International Services group, revenues are recognized when services are completed in accordance with the terms of the contracts.

     Cost of services consists of all costs specifically associated with client programs, such as salary, commissions and benefits paid to personnel, including senior executive officers associated with specific service groups, inventory, payments to third-party vendors and systems and other support facilities specifically associated with client programs.

     Selling, general and administrative expense is primarily comprised of costs associated with Snyder's centralized staff functions, such as financial, accounting, human resources and personnel costs of senior executive officers not specifically associated with any single service group.

QUARTER ENDED MARCH 31, 1997 COMPARED TO QUARTER ENDED MARCH 31, 1996

     Revenues increased $8.5 million, or 21.1%, from $40.5 million in the first quarter of 1996 to $49.0 million in the first quarter of 1997. The $49.0 million includes approximately $16.0 million in revenues from the previously separate entities of MMD and Brann prior to the dates of their respective mergers. Approximately 69% of the increase in revenues is due to increased sales volumes in the Direct Services and Medical Services groups. Revenues in the Media and Sampling Services group increased approximately $2.1 million due to the growth of existing products and programs as well as through the generation of revenues from the Good Neighbor information centers which were acquired in January 1997.

     Cost of services increased $4.3 million from $30.3 million in the first quarter of 1996 to $34.6 million in the first quarter of 1997. Cost of services as a percentage of revenues decreased from 74.8% in the first quarter of 1996 to 70.4% in first quarter of 1997. The decrease in cost of services as a percentage of revenues resulted primarily from costs incurred for starting new contracts during the first quarter of 1996 which were not incurred during the first quarter of 1997, as well as the previously mentioned recognition of deferred revenue.

     Selling, general and administrative expenses combined with compensation to stockholders increased $2.3 million from $7.4 million in the first quarter of 1996 to $9.7 million in the first quarter of 1997. Selling, general and administrative expenses combined with compensation to stockholders as a percentage of revenues increased to 19.8% in the first quarter of 1997 from 18.2% in the first quarter of 1996. The increase in selling, general and administrative expenses is due primarily to additional personnel expenses. During 1996, Snyder established human resources and information systems departments and expanded its finance department. The increase in corporate personnel occurred throughout 1996, and therefore, there are more corporate personnel employed in the first quarter of 1997 than in the first quarter of 1996.

     Interest expense decreased $209,000 to $301,000 in the first quarter of 1997 from $510,000 in the first quarter of 1996 because Snyder redeemed in full the subordinated debentures due to related parties in October 1996 with proceeds from the offering.

     Snyder recorded a $1.3 million tax provision for the quarter ended March 31, 1997, consisting of a $2.0 million provision for the $5.0 million in income from recurring operations and interest and a $0.7 million benefit from the $16.2 million of nonrecurring acquisition costs. Snyder's effective tax rate for the quarter ended March 31, 1997 differs from the Federal statutory rate due primarily to the nondeductibility of certain of the acquisition costs and state income taxes. The nonrecurring acquisition costs of $16.2 million also resulted in a net loss of $12.5 million for the quarter ended March 31, 1997. Without the nonrecurring acquisition costs, Snyder would have recorded net income of $2.9 million or $0.08 per share.

     The following table sets forth, for the three years ended December 31, 1996, certain components of Snyder's income statement data, including such data as a percentage of revenues.

                                                          YEAR ENDED DECEMBER 31,
                                         ----------------------------------------------------------
                                               1994                1995                 1996
                                         ----------------    -----------------    -----------------
                                                           (DOLLARS IN THOUSANDS)
Revenues..............................   $80,429    100.0%   $132,801    100.0%   $185,440    100.0%
Operating expenses:
Cost of services......................    53,219     66.2      93,824     70.7     139,359     75.2
Selling, general and administrative
  expenses............................    15,754     19.6      21,721     16.3      33,739     18.2
Compensation to stockholders..........     3,009      3.7       7,034      5.3       1,548      0.8
                                         -------    -----    --------    -----    --------    -----
Income from operations................     8,447     10.5      10,222      7.7      10,794      5.8
Interest expense......................    (1,249)    (1.6)     (1,771)    (1.3)     (1,993)    (1.1)
Interest and other income.............        81      0.1         316      0.2         841      0.5
                                         -------    -----    --------    -----    --------    -----
Income before taxes and extraordinary
  item................................     7,279      9.0       8,767      6.6       9,642      5.2
Income tax provision (benefit)........     1,465      1.8       1,572      1.2       1,412      0.8
                                         -------    -----    --------    -----    --------    -----
Income before extraordinary item......     5,814      7.2       7,195      5.4       8,230      4.4
Extraordinary item....................        --       --          --       --       1,215      0.6
                                         -------    -----    --------    -----    --------    -----
Net income............................   $ 5,814      7.2%   $  7,195      5.4%   $  7,015      3.8%
                                         =======    =====    ========    =====    ========    =====
Pro forma income data (unaudited):
Historical income before taxes and
  extraordinary item as reported......   $ 7,279      9.0%   $  8,767      6.6%   $  9,642      5.2%
Pro forma provision for income
  taxes...............................    (3,088)    (3.8)     (3,574)    (2.7)     (4,293)    (2.3)
                                         -------    -----    --------    -----    --------    -----
Pro forma income before extraordinary
  item................................     4,191      5.2       5,193      3.9       5,349      2.9
Extraordinary item....................        --       --          --       --       1,215       .6
                                         -------    -----    --------    -----    --------    -----
Pro forma net income..................   $ 4,191      5.2%   $  5,193      3.9%   $  4,134      2.3%
                                         =======    =====    ========    =====    ========    =====

1996 COMPARED TO 1995

     Revenues. Revenues increased $52.6 million, or 39.6%, from $132.8 million in 1995 to $185.4 million in 1996. The increase in revenues is due to increased sales volumes in the Direct Services group as well as increased pharmaceutical detailing fees in the Medical Services group. In the Direct Services group revenue increased approximately $40.5 million. The increase in revenues and sales volumes in the Direct Services group corresponds with the increase during 1995 and 1996 in the number of sales offices, the number of field sales personnel, and the number of teleservices representatives. Revenues in the Medical Services group increased approximately $9.8 million due primarily to increased revenues from pharmaceutical detailing presentations from three large contracts in 1996. Approximately $39.9 million of the increase in revenues is due to Snyder's internal growth.

     Cost of Services. Cost of services increased $45.6 million from $93.8 million in 1995 to $139.4 million in 1996. Cost of services as a percentage of revenues increased from 70.7% to 75.2% due primarily to an increase in personnel costs. Additional management and client support personnel were employed to handle the continued growth in Direct Services and the expanded operations in Medical Services. The number of managers and ratio of managers to sales representatives increased in both the Direct Services and Medical Services groups to further improve the quality of oversight of the sales and detailing representatives activities. Additional recruiting costs were incurred during 1996 to retain the additional management and client support personnel. The increase in the number of supervisory personnel has adversely affected operating margins, however, Snyder expects that its current personnel structure and labor force will be sufficient to support additional client services. Also, as Snyder continues to grow through acquisition, its operating margins will be impacted by the margins of the companies acquired. The International Services Group also incurred additional labor costs to remain competitive under the contracts for which it provides services.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $12.0 million from $21.7 million in 1995 to $33.7 million in 1996. Selling, general and administrative expense as a percentage of revenues increased from 16.3% in 1995 to 18.2% in 1996. Substantially all of the increase in selling, general and administrative expenses as a percentage of revenues is due to additional personnel and corporate expenses incurred to support the growth of the Direct Services group. The increase in payroll and payroll related expenses accounted for the majority of the total increase in selling, general and administrative expenses. Snyder employed additional senior executives and corporate personnel in 1996 to support the continued expansion of its services. Prior to 1996, Snyder did not have established human resources or information systems departments. Also during 1996, the number of personnel in the finance department increased significantly.

     Compensation to Stockholders. Compensation to stockholders decreased $5.5 million from $7.0 million in 1995 to $1.5 million in 1996. Approximately $4.4 million of the decrease relates to compensation paid to SMS stockholders prior to Snyder's Reorganization. Prior to Snyder's Reorganization, Snyder's operations were conducted by the Partnership. SMS, the general partner of the Partnership, paid compensation to certain officers and employees of the Partnership for services performed for SMS. The compensation from SMS was in addition to the compensation that these individuals received from the Partnership. These individuals were stockholders in both the Partnership and SMS. In conjunction with the Reorganization, no such compensation was paid to these individuals in 1996 nor is any such compensation expected to be paid in the future.

     Interest Expense. Interest expense increased $0.2 million from $1.8 million in 1995 to $2.0 million in 1996 due to an increase in interest expense on the subordinated debentures. Interest expense on the subordinated debentures was $0.8 million in 1995 and $1.0 million in 1996. In 1995, Snyder incurred interest expense on the subordinated debentures for eight months from the time of issuance in May 1995 through December 1995. In 1996, Snyder incurred interest expense on the subordinated debentures for 10 months from January 1996 until repayment in October 1996.

     Extraordinary Item. In October 1996, Snyder redeemed in full the subordinated debentures and recorded an extraordinary loss of $1.2 million, net of income taxes. The extraordinary loss consists of prepayment penalties and the write-off of unamortized discount and debt issuance costs.

     Pro Forma Net Income. Pro forma net income decreased $1.1 million from $5.2 million in 1995 to $4.1 million in 1996 due primarily to the increases in cost of services and selling, general and administrative expenses as a percentage of revenues, offset by the decrease in compensation to stockholders. For the period from January 1, 1996 until the Reorganization on September 24, 1996, Snyder had elected to be treated for federal and certain state income tax purposes as an S corporation, and therefore, the stockholders of Snyder were taxed on their proportionate share of Snyder's taxable income, and Snyder did not have an obligation to pay income taxes. Pro forma net income includes a provision for federal and state income taxes as if Snyder had been a C corporation for all periods presented.

1995 COMPARED TO 1994

     Revenues. Revenues increased $52.4 million, or 65.1%, from $80.4 million in 1994 to $132.8 million in 1995. The increase in revenues is due primarily to an increase in the volume of marketing programs in the Direct Services, Media and Sampling, and International Services groups. Revenues in the Direct Services group increased approximately $25.9 million because 1995 was the first full year of operations for the AT&T and MCI contracts. Revenues in the Media and Sampling group increased approximately $5.3 due to an increase in sample pack revenues. Revenues in the International Services group increased approximately $19.6 million because 1995 was the first year of operations after the management buyout which occurred in January 1994 and the group concentrated on increasing the services it provided to existing clients. Approximately $31.2 million of the increase in revenues is due to Snyder's internal growth.

     Cost of Services. Cost of services increased $40.6 million from $53.2 million in 1994 to $93.8 million in 1995. Cost of services, as a percentage of revenues, increased from 66.2% in 1994 to 70.7% in 1995 primarily reflecting increased staffing in the Direct Services and Medical Services groups. Snyder began providing teleservices in 1995 and employed 177 teleservices personnel at the end of 1995. Snyder also opened additional field sales offices in 1995. The increased number of teleservices, field and pharmaceutical representatives within the Direct Services and Medical Services groups resulted in an increase in the number of supervisors and managers employed within those groups.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $5.9 million, from $15.8 million in 1994 to $21.7 million in 1995 due primarily to additional administrative personnel and related corporate expenses associated with the Snyder's growth. Selling, general and administrative expenses, as a percentage of revenues, decreased from 19.6% in 1994 to 16.3% in 1995, reflecting a moderately increased corporate overhead expense being spread over a larger base of revenues.

     Compensation to Stockholders. Compensation to stockholders increased $4.0 million from $3.0 million in 1994 to $7.0 million in 1995 primarily due to the $4.4 million paid to certain officers and employees of the Partnership for services performed for SMS prior to Snyder's Reorganization.

     Interest Expense. Interest expense increased from $1.2 million in 1994 to $1.8 million in 1995 due primarily to interest expense related to the subordinated debentures which were issued in May 1995.

     Pro Forma Net Income. Pro forma net income increased $1.0 million from $4.2 million in 1994 to $5.2 million in 1995. The increase in pro forma net income that was attributed to the significant growth in revenues and the controlled overhead expenditures was offset by the increase in compensation to stockholders resulting in a $1.0 million increase in pro forma net income.

LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 1997, the Company has $37.6 million in cash and equivalents. Cash and equivalents decreased $15.8 million during the three months ended March 31, 1997. Operating activities used $5.6 million in cash due primarily to the net loss recorded from the nonrecurring acquisition costs, which included the $9.1 million noncash expense from the accelerated vesting of options held by Brann employees. Investing activities used $9.8 million in cash due to the purchases of personal property and equipment and Good Neighbor. Financing activities used $0.9 million in cash due to $5.1 million used to redeem the Brann preferred shares and the net $1.8 million used to pay distributions and dividends to stockholders of the Pooled Entities prior to their mergers with SCI, the note payable, and capital lease obligations, offset by the $6.0 million in proceeds from the exercise of stock options.

     At March 31, Brann had outstanding debt of $6.5 million. On April 14, 1997 the full amount of the outstanding debt was repaid in full. No gain or loss was recorded in connection with the repayment of the debt.

     Snyder's operations provided positive cash flows in each of the three years ended December 31, 1996. The cash flows provided by operations increased in each of the three years ended December 31, 1996 consistent with the increase in revenues. Snyder used $6.7 million in 1996 for the purchase of personal property and equipment to expand its infrastructure to handle its increased operations in the Direct Services, Medical Services and International Services groups.

     Snyder experienced significant growth during 1996 and expects to continue to grow through both internal expansion and complementary acquisitions. Snyder expects that it will commit approximately $10.5 million for capital expenditures during 1997 primarily for the expansion of its facilities and the upgrading of its systems. Snyder believes that the proceeds from the initial public offering and cash provided by operations will be sufficient to fund Snyder's current operations and planned capital expenditures. Acquisitions will initially be financed using Snyder's excess cash and equivalents, but depending on the amount necessary to complete an acquisition, additional funding may be required.

NEW ACCOUNTING PRONOUNCEMENT

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). This statement is effective for years ending after December 15, 1997 and will be implemented by Snyder in its December 31, 1997 financial statements. SFAS 128 requires primary earnings per share ("EPS") to be replaced with basic EPS, which is computed by dividing reported earnings available to common stockholders by the weighted average number of shares outstanding without consideration of common stock equivalents or other potentially dilutive securities. Fully diluted EPS, now called diluted EPS is still included. Snyder adopted the Snyder Stock Option Plan and began offering stock options in September 1996. Because the stock options were outstanding for only a short period of time in 1996, Snyder does not expect the implementation of SFAS 128 to have a material impact on its calculation of basic EPS in 1996. However, in 1997 and future years, when the stock options are outstanding for the entire year, Snyder expects basic EPS will be higher under SFAS 128 than under the existing primary EPS standard. SFAS 128 will not materially impact Snyder's EPS reported for the quarter ended March 31, 1997 because Snyder's common stock equivalents were anti-dilutive for the quarter ended March 31, 1997.

                   DIRECTORS AND EXECUTIVE OFFICERS OF SNYDER

MEMBERS OF THE BOARD OF DIRECTORS

     Biographical information concerning each member of the Snyder Board is presented below. Each of the directors serves for a term of one year and has served on the Snyder Board since 1996.

                         NAME                            AGE
------------------------------------------------------   ---
Daniel M. Snyder......................................   32
Michele D. Snyder.....................................   34
A. Clayton Perfall....................................   38
Mortimer B. Zuckerman.................................   59
Fred Drasner..........................................   54
Philip Guarascio......................................   55
Mark E. Jennings......................................   34

     Daniel M. Snyder, Chairman of the Board and a founder of Snyder, has served as Chief Executive Officer of Snyder and its predecessors since Snyder was founded in 1987, and served as President of Snyder until May 1997.

     Michele D. Snyder, a founder of Snyder, has been with Snyder since its inception, and currently serves as the Vice Chairman, President, Chief Operating Officer and a director of Snyder. Ms. Snyder is responsible for the day-to-day operations of Snyder, including personnel, executive management, contract negotiations and research and development of new programs. Ms. Snyder is Daniel
M. Snyder's sister.

     A. Clayton Perfall, Chief Financial Officer of Snyder and a director of Snyder, spent fifteen years with Arthur Andersen. During his tenure as a partner with Arthur Andersen, Mr. Perfall had a wide range of responsibilities within the Washington, D.C., Baltimore, Maryland and Richmond, Virginia marketplaces, including responsibility for the firm's Structured Finance and Financial Products tax practice and responsibility for its Business Valuation Services Group. Mr. Perfall was a key participant in the development of Arthur Andersen's business strategies, the hiring of its professional staff and the development and marketing of its services.

     Mortimer B. Zuckerman, a director of Snyder, has been the Chairman of Boston Properties, Inc., a national real estate development and management company, since 1970. He has been the Chairman of U.S. News & World Report, L.P. and Editor-in-Chief of U.S. News & World Report since 1985, Chairman of Daily News, L.P. and Co-Publisher of the New York Daily News since 1993, Chairman of The Atlantic Monthly Company since 1980 and Chairman of the Board of Directors of Applied Graphics Technologies, Inc. since April 1996.

     Fred Drasner, a director of Snyder, has been the Chief Executive Officer of Daily News, L.P. and Co-Publisher of the New York Daily News since 1993, the President of U.S. News & World Report, L.P. from 1985 to February 1997 and Chief Executive Officer of U.S. News since 1985, the Chairman and Chief Executive Officer of Applied Graphics Technologies, Inc. since April 1996, the Chief Executive Officer of Applied Printing Technologies, L.P. since 1986, and the Vice-Chairman and Chief Executive Officer of The Atlantic Monthly Company since 1986.

     Philip Guarascio, a director of Snyder, has been a Vice President of General Motors since July 1994, where is he primarily responsible for worldwide advertising resource management, managing consolidated media placement efforts and working with General Motors' North American Operations vehicle divisions to increase marketing effectiveness and efficiency. Mr. Guarascio also manages corporate image advertising activities and oversees GM Credit Card operations. Prior to his current position, from July 1992 to July 1994, Mr. Guarascio served as General Manager of Marketing and Advertising for General Motors' North American Operations. Mr. Guarascio joined General Motors in 1985 after 21 years with the New York advertising agency, D'Arcy, Masius, Benton & Bowles (formerly, Benton & Bowles, Inc.). Mr. Guarascio is Chairman Emeritus of the Advertising Council and serves on the Executive Committee of that organization.

He also serves on the boards of the Association of National Advertisers, the Women's Sports Foundation and the Ellis Island Restoration Commission.

     Mark E. Jennings, a director of Snyder, has been a Managing Partner of Generation Partners L.P. since August 1995. Generation Partners L.P. is the managing general partner of Generation Capital Partners L.P., a $165 million investment partnership. Prior to August 1995, he was a Partner of Centre Partners L.P., an investment affiliate of Lazard Freres & Co., where he had been employed since 1987. From 1986 to 1987, Mr. Jennings was employed at Goldman, Sachs & Co. in its Corporate Finance Department. Mr. Jennings also serves on the boards of directors of The Johnny Rockets Group, Inc., Jeepers!, Inc., LVI Holdings, Inc., Scientific Games, Inc. and Muzak Limited Partnership.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

     The Snyder Board held one meeting during 1996. Each director of Snyder (who served as such for the period during which the meeting was held) attended the meeting of the Snyder Board held in 1996, except Messrs. Guarascio and Jennings, who did not attend such meeting, held shortly after their respective elections to the Snyder Board.

     The Snyder Board currently has a standing Audit Committee and a standing Compensation Committee.

     The Audit Committee, which was established in January 1997, currently consists of Messrs. Jennings and Guarascio. The Audit Committee is responsible for recommending to the Snyder Board the engagement of Snyder's independent public accountants, reviewing with the independent public accountants the audit plan and the results of each audit engagement, reviewing the independence of the independent accounts, reviewing the range of audit and non-audit fees, reviewing the adequacy of Snyder's internal accounting controls, and exercising oversight with respect to Snyder's code of conduct and other policies and procedures regarding adherence to legal requirements.

     The Snyder Board appointed in March 1997 a Compensation Committee consisting of Messrs. Guarascio and Jennings. The Compensation Committee will be responsible for establishing the salaries, bonuses and other compensation of the officers of Snyder and its subsidiaries, and for administering the Snyder Stock Option Plan for all employees of Snyder at or above the rank of Senior Vice President.

     Messrs. Guarascio and Jennings, the only directors who are not also employees or affiliates of Snyder, each were granted options to purchase 25,000 shares of Snyder Common Stock upon their election to the Snyder Board, in lieu of directors' fees.

EXECUTIVE OFFICERS

     Executive officers of Snyder serve at the pleasure of the Snyder Board and are elected by the Snyder Board annually for a term expiring upon the election and qualification of their respective successors, or their earlier resignation or removal.

     Certain information regarding the executive officers of Snyder, as of April 24, 1997 is set forth below. See "-- Members of the Board of Directors" for additional information concerning Mr. Daniel M. Snyder, Snyder's Chief Executive Officer and Chairman of the Board of Directors, Ms. Michele D. Snyder, Snyder's Vice Chairman, President, Chief Operating Officer and a member of the Snyder Board and Mr. A. Clayton Perfall, Snyder's Chief Financial Officer and a member of the Snyder Board.

               NAME                  AGE                          POSITION
----------------------------------   ---    ----------------------------------------------------
Daniel M. Snyder..................   32     Chairman of the Board of Directors and Chief
                                            Executive Officer
Michele D. Snyder.................   34     Vice Chairman, President, Chief Operating Officer
                                            and Director
A. Clayton Perfall................   38     Chief Financial Officer and Director
David B. Pauken...................   34     Chief Accounting Officer

     David B. Pauken has served as Chief Accounting Officer since August 1996. Prior to joining Snyder, from July 1984 to August 1996, Mr. Pauken served in various capacities at Arthur Andersen, most recently as a Senior Manager in the Washington, D.C. office. At Arthur Andersen, he was primarily responsible for management of financial statement audits of publicly traded companies, including Fortune 500 companies, as well as operational and financial consulting to various entities.

OTHER SENIOR MANAGEMENT PERSONNEL

     The following employees of Snyder have significant management responsibilities.

     Shaun P. Gilmore, 42, joined Snyder in August 1996 and has operational responsibility for the Direct Services group. Prior to joining Snyder, Mr. Gilmore spent 16 years at AT&T where, from January 1, 1996 to August 1996, he was President -- Northeast States with responsibility for AT&T's Consumer & Small Business Markets in New York and New England. In addition, Mr. Gilmore represented all of AT&T in matters of strategy and external communications for the region. From October 1993 to January 1, 1996, Mr. Gilmore was Vice
President -- Global Consumer Communications Services with responsibility for all aspects of AT&T's Global Consumer Long Distance business. From 1980 to 1993, Mr. Gilmore held a variety of positions in Marketing, Finance, Operations, Field Sales, Personnel and Strategic Planning for AT&T's Business Markets division.

     Terry Bateman, 40, has operational responsibility for the Media and Sampling Services group. Prior to this position, Mr. Bateman served as the Senior Vice President of Sales and Marketing in the Media and Sampling Services group of Snyder from November 1995 to March 1997. Previously, he was the Vice President of Business Development of Snyder from July 1995 to November 1995 where he was primarily responsible for developing new media programs and supervising marketing personnel. Prior to joining Snyder, he served as a Vice President of Marketing for Times Mirror corporation from 1994 to July 1995, where he was responsible for marketing the on-line medical service initiative of Times Mirror, and was Executive Vice President of the Medical News Network of Whittle Communications from June 1993 to 1994 where he was responsible for expanding the Medical News Network into the managed care arena. From June 1991 to June 1993, Mr. Bateman served as Executive Vice President of the Special Report Network of Whittle Communications where he oversaw the sales effort of the network. From March 1989 to June 1991, he served as President of Bateman & Associates, a marketing concern.

     Barbara Saltzman, 57, has operational responsibility for the Medical Services group. Ms. Saltzman served in various capacities at MMD prior to its acquisition by Snyder in January 1997. Ms. Saltzman joined MMD as a flex-time field representative in 1978, and between 1978 and 1982 served as a district manager, account executive and Vice President of New Business Development before becoming President and Chief Executive Officer of MMD in 1982.

     Chris Gater, 45, has operational responsibility for the International Services group. Mr. Gater served in various capacities at Brann prior to its acquisition by Snyder in 1997. Mr. Gater joined Brann as Computer Services Manager in 1977 and was appointed Associate Director in 1979, Director in 1980, Vice Chairman in 1988, and Chief Executive in 1994.

                        SNYDER -- EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth the compensation paid to the Chief Executive Officer of Snyder and to each of the four other most highly compensated executive officers of Snyder (the "Named Executive Officers") with respect to 1996. As a result of Snyder's acquisitions and the consequent expansion of its business, certain individuals listed below as executive officers in 1996 are not considered executive officers of the expanded enterprise.

                                                                                      LONG-TERM
                                                                                     COMPENSATION
                                                                                        AWARDS
                                                    ANNUAL COMPENSATION(1)           ------------
                                             ------------------------------------     SECURITIES
                                                                     OTHER ANNUAL     UNDERLYING      ALL OTHER
        NAME AND PRINCIPAL                    SALARY      BONUS      COMPENSATION      OPTIONS       COMPENSATION
             POSITION                YEAR      ($)         ($)           ($)             (#)             ($)
----------------------------------   ----    --------    --------    ------------    ------------    ------------
Daniel M. Snyder..................   1996    $300,000    $100,000         --                 --           --
    Chief Executive Officer

Michele D. Snyder.................   1996     200,000     100,000         --                 --           --
    Vice Chairman, President and
    Chief Operating Officer

Terry Bateman.....................   1996     175,000     125,000         --            100,000           --
    General Manager of Media and
    Sampling

Mitchell N. Gershman..............   1996     142,174      50,000         --            100,000           --
    Senior Vice President of
    Operations

Susan Marentis....................   1996     138,077     200,904         --             75,000           --
    Senior Vice President of
    Marketing

---------------
(1) Snyder was organized in June 1996 to be the holding company for the Partnership. Prior to the Reorganization, compensation paid to such Named Executive Officers was paid by the Partnership. See "Snyder -- Certain Transactions." The above compensation table excludes a former executive officer of the Partnership, who was never an executive officer of Snyder.

STOCK OPTION GRANTS IN 1996

     The following table sets forth information concerning all stock options granted during 1996 to the Named Executive Officers. No stock options were awarded to Mr. Daniel M. Snyder or Ms. Michele D. Snyder during 1996. As of April 24, 1997 Snyder has not granted any stock appreciation rights or restricted stock awards.

                                                      INDIVIDUAL GRANTS
                                   -------------------------------------------------------      POTENTIAL REALIZABLE
                                                  PERCENT OF                                      VALUE AT ASSUMED
                                    NUMBER OF       TOTAL                                      ANNUAL RATES OF STOCK
                                   SECURITIES      OPTIONS                                     PRICE APPRECIATION FOR
                                   UNDERLYING     GRANTED TO    EXERCISE OR                        OPTION TERM(4)
                                     OPTIONS      EMPLOYEES      BASE PRICE     EXPIRATION    ------------------------
              NAME                 GRANTED(1)      IN 1996      ($/SHARE)(2)     DATE(3)          5%           10%
--------------------------------   -----------    ----------    ------------    ----------    ----------    ----------
Terry Bateman...................     100,000          2.4%         $17.00         9/4/04      $1,069,121    $2,709,362
Mitchell N. Gershman............     100,000          2.4           17.00         9/4/04       1,069,121     2,709,362
Susan L. Marentis...............      75,000          1.8           17.00         9/4/04         801,841     2,032,022

---------------
(1) One-fourth of each option vests on each of the first, second, third and fourth anniversary of the option grant date.

(2) The exercise price may be paid in cash, in shares of Snyder Common Stock valued at fair market value on the exercise date, or in a combination of cash and shares.

(3) The term of each option may not exceed ten years.

(4) The hypothetical potential appreciation shown in these columns reflects the required calculations at annual assumed appreciation rates of 5% and 10%, as set by the Commission, and therefore is not intended to represent either historical appreciation or anticipated future appreciation of the Snyder Common Stock.

     None of the Named Executive Officers exercised any options during 1996.

EXECUTIVE EMPLOYMENT CONTRACTS

     Snyder has entered into employment agreements with each of the executive officers named in the Summary Compensation Table above. Snyder's employment agreements with each of Mr. Bateman, Mr. Gershman and Ms. Marentis provide that Snyder will employ each such executive officer on an "at will" basis. The base salary for each such executive officer for 1996 was: Mr. Bateman -- $175,000, Mr. Gershman -- $200,000, and Ms. Marentis -- $150,000. The employment agreements between Snyder and Mr. Bateman, Mr. Gershman and Ms. Marentis also provide for incentive bonuses based on attaining specific performance criteria. These agreements also include a non-competition commitment during the term of the agreement and for a period of 18 months after termination of the agreement and contain commitments, non-solicitation of employee provisions, and assignment of work product agreements. In addition, Snyder agreed to grant to each such executive officer non-qualified stock options to acquire Snyder Common Stock.

     Snyder also has entered into employment agreements with Mr. Snyder and Ms. Snyder, which were effective in September 1996 and are for a term of three years, unless sooner terminated as provided in the agreements. The agreements provide that the 1996 base salaries for Mr. Snyder and for Ms. Snyder were $300,000 and $200,000, respectively. The agreements with Mr. Snyder and Ms. Snyder also provide for incentive bonuses based on attaining performance criteria to be established by the Compensation Committee or the Snyder Board, and include a non-competition commitment during the term of the agreement, confidentiality commitments, non-solicitation of employee provisions, and assignment of work product agreements.

     Snyder also has entered into employment agreements with each of its other executive officers. These agreements generally include certain non-competition agreements, confidentiality commitments, non-solicitation of employee provisions and assignment of work product agreements.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to March 1997, the Snyder Board had not appointed a Compensation Committee. Accordingly, during 1996, the Snyder Board was responsible for the establishment of the general compensation policies of Snyder.

     Throughout 1996 and to the date of this Proxy Statement/Prospectus, Mr. Daniel M. Snyder, the President and Chief Executive Officer of Snyder, and Ms. Michele D. Snyder, the Chief Operating Officer of Snyder, also served as directors of Snyder. Mr. A. Clayton Perfall, the Chief Financial Officer of Snyder, was elected as a director of Snyder in September 1996, and continues to serve as such to the date of this Proxy Statement/Prospectus. Finally, Mr. Brian Benhaim, Senior Vice President of Corporate Development, also served as a director of Snyder from September 1996 through January 1997. Each of these executive officers absented himself or herself from all discussions relating to, and abstained from voting on, resolutions concerning his or her own compensation.

     In addition, Mr. Mortimer B. Zuckerman and Mr. Fred Drasner also have served as directors of Snyder since September 1996. Mr. Zuckerman and Mr. Drasner also are the beneficial owners of USN, the original limited partner of the Partnership, and beneficially own U.S. News & World Report. See
"Snyder -- Certain Transactions."

                        REPORT OF THE BOARD OF DIRECTORS
                      OF SNYDER ON EXECUTIVE COMPENSATION

     Prior to March 1997, the Snyder Board had not appointed a Compensation Committee. Accordingly, during 1996, the Snyder Board was responsible for the establishment of the general compensation policies of Snyder and the specific compensation of its executive officers, including its Chief Executive Officer. The Snyder Board also was responsible for administering the Snyder Stock Option Plan during 1996 for Snyder's executive officers.

EXECUTIVE COMPENSATION POLICY

     During 1996, in setting executive compensation, the objective of the Snyder Board was to attract, retain and motivate highly qualified employees and executive officers who contribute to growth in stockholder value over time. To accomplish this objective, the Snyder Board seeks to provide strong financial incentives to Snyder's executive officers, at a reasonable cost to Snyder and its stockholders. Compensation currently consists principally of salary, annual performance-based bonuses and stock options granted under the Snyder Stock Option Plan. In establishing certain components of compensation, the Snyder Board seeks to provide Snyder's executive officers with a strong financial incentive aligned with the business objectives and performance of Snyder, thereby reflecting the interests of Snyder's stockholders. From September 25, 1996, the date on which Snyder Common Stock began trading on the NYSE, to December 31, 1996, Snyder's share price increased by over 58%.

1996 EXECUTIVE OFFICER COMPENSATION

     During 1996, Snyder's compensation for its executive officers consisted principally of salary, bonus and stock options. In setting base salaries for 1996, the Snyder Board used a subject evaluation process considering the performance of Snyder, the officer's position, level and scope of responsibility, as well as the recommendations of management with respect to base salary for such executive officer. The Snyder Board also sought to set salaries at levels that, in the opinion of the members of the Snyder Board, approximate the salary levels for outsourced marketing companies that are comparable to Snyder. In addition, certain of Snyder's executive officers have employment agreements that establish a base salary, subject to such increases as may be approved by the Snyder Board. See "Snyder -- Executive
Compensation -- Executive Employment Contracts."

     Bonuses are awarded principally on the basis of Snyder's performance during the period and on the Snyder Board's assessment of the extent to which the executive officer contributed to the overall profitability of Snyder or a particular operating division of Snyder for a specific period. In awarding performance-based bonuses, the Snyder Board during 1996 sought to set such bonuses at a level that would provide executive officers eligible to receive such bonuses with a strong incentive to contribute to the success and profitability of Snyder. During 1996, a total of $600,904 was paid in bonuses to executive officers of Snyder, excluding the $100,000 bonus paid to Snyder's Chief Executive Officer.

     In a further attempt to link compensation to the long-term performance of Snyder, in September 1996, Snyder adopted the Snyder Stock Option Plan. In connection with the initial public offering of Snyder, the Snyder Board awarded stock options to all of the executive officers of Snyder, other than Mr. Daniel
M. Snyder, the Chief Executive Officer, and Ms. Michele D. Snyder. Such option awards were made based principally on the recommendations of management. All of the options granted under the Snyder Stock Option Plan in 1996 were non-qualified stock options with an exercise price that was equal to the fair market value of the Snyder Common Stock on the option grant date. Options granted in conjunction with Snyder's initial public offering were granted with an exercise price equal to the initial public offering price of $17.00 per share. Generally, the options granted under the Snyder Stock Option Plan vest ratably over a four-year period on the anniversary date of the option grant date. However, in connection with the initial public offering of Snyder, a portion of the stock options granted to certain of the executive officers of Snyder by the Snyder Board vested immediately upon the consummation of the initial public offering. Under the Snyder Stock Option Plan, an aggregate of 2,940,000 stock options were granted to 12 executive officers of Snyder during 1996.

1996 CHIEF EXECUTIVE OFFICER COMPENSATION

     During 1996, the Snyder Board entered into an Employment Agreement with Mr. Daniel M. Snyder, Snyder's Chief Executive Officer. The Employment Agreement provides that Mr. Snyder's base salary for 1996 is $300,000. Under the Employment Agreement, Mr. Snyder also is eligible to receive such bonuses as may be awarded from time to time by the Snyder Board. Mr. Snyder received a bonus of $100,000 with respect to 1996. In the subjective view of the Snyder Board, Mr. Snyder's base salary and bonus are roughly comparable to, or below, the median base salary and bonus awarded by comparable companies to their Chief Executive Officers. Further, the Snyder Board believes that such compensation is reasonable in light of the significant and material contributions of Mr. Snyder to the day-to-day business operations of Snyder and the consummation in 1996 of Snyder's initial public offering. The Snyder Board did not make any stock option or other stock-based incentive awards to Mr. Snyder during 1996. The Snyder Board determined that, given Mr. Snyder's substantial beneficial ownership of Snyder Common Stock, his long-term interests in the performance and profitability are aligned with those of other stockholders and, accordingly, no additional financial, stock-based incentive was warranted.

     Potential Effect of Section 162(m) of the Code. Section 162(m) of the Code generally sets a limit of $1,000,000 on the amount of compensation paid to executive employees (other than enumerated categories of compensation, including performance-based compensation) that may be deducted by a publicly-held company. It is the policy of the Snyder Board to seek to qualify executive compensation for deductibility to the extent that such policy is consistent with Snyder's overall objectives and executive compensation policy. Compensation attributable to stock options granted under the Snyder Stock Option Plan currently is excluded from the $1,000,000 limit as "qualified performance-based compensation" under the transition rules contained in applicable Treasury regulations. None of Snyder's executive officers received compensation in 1996 in excess of the limits imposed under Section 162(m).

                         SNYDER -- CERTAIN TRANSACTIONS

     The following is a description of certain transactions between Snyder and each of its directors, executive officers, entities beneficially owned by its executive officers or directors and security holders known to Snyder to beneficially own more than 5% of the outstanding Snyder Common Stock.

     Reorganization. Snyder was organized in June 1996 to be the holding company for the Partnership. USN, which is beneficially owned by Mr. Mortimer B. Zuckerman and Mr. Fred Drasner, was a limited partner of the Partnership. SMS, a corporation beneficially owned in part by Mr. Daniel M. Snyder, Chairman and Chief Executive Officer of Snyder, and Ms. Michele D. Snyder, Vice Chairman, President and Chief Operating Officer of Snyder, was the corporate general partner of the Partnership. On September 24, 1996, Snyder consummated the Reorganization, pursuant to which Snyder acquired all of the limited partnership interests of the Partnership and all of the issued and outstanding common stock of SMS. In the Reorganization, each 1% interest in the Partnership was exchanged, directly by the limited partners of the Partnership or indirectly by the stockholders of SMS, for 294,584 shares of Snyder Common Stock. In the Reorganization, 29,458,400 aggregate shares of Snyder Common Stock were issued in exchange for 100% of the Partnership.

     Prior to the Reorganization, the Partnership distributed to its partners in one or more distributions, including SMS, its then cash balance, and SMS distributed to its stockholders its then cash balance. The amount of the distributions during 1996 totaled $18.7 million, of which approximately $2.7 million was a non-cash distribution. Such distributions were made as a return to the partners on their respective investments and to allow them to pay their income tax liability. The former partners of the Partnership and the former stockholders of SMS were liable for income tax payable with respect to Snyder's operations for periods prior to the consummation of the Reorganization.

     Investment in Snyder Communications, L.P. On May 18, 1995, the Partnership Agreement of the Partnership was amended to admit certain new investors as limited partners. Concurrently with the amendment, the Partnership entered into the Debenture and Partnership Interest Purchase Agreement and issued to such new investors debentures with a face amount of $6.0 million. At that date, the new investors purchased an aggregate 3% limited partnership interest in the Partnership and, concurrently, USN purchased an additional 3.15% limited partnership interest in the Partnership. A portion of the proceeds from the issuance of the debentures was distributed to the USN to repay its capital contributions in the amount of $297,773 and to repay a note to USN in the amount of $2,606,151. Another portion of the proceeds of such issuance was distributed to SMS and to USN in a special cash distribution in the amount of $1,450,000 and $1,050,000, respectively. The remaining proceeds were used for general corporate purposes.

     Related Party Lending. During 1995, SMS advanced to Gerald S. Snyder, a former stockholder in Snyder and Daniel M. Snyder's and Michele D. Snyder's father, $2,725,000, evidenced by a non-interest-bearing loan secured by all of Gerald S. Snyder's then-owned stock in SMS. SMS distributed the obligation, in-kind, to the stockholders of SMS, pro rata on June 30, 1996.

     Services. Snyder produces a WallBoard(R) sponsored by U.S. News & World Report, a publication beneficially owned by Mortimer B. Zuckerman and Fred Drasner, directors of Snyder. The agreement between U.S. News & World Report, L.P. and Snyder provides that U.S. News & World Report, L.P. will provide Snyder with the use of editorial content from U.S. News & World Report, in WallBoards(R) at airports for private aircraft nationwide, in exchange for U.S. News & World Report being included as one of the sponsors in this program. The arrangement is terminable by either party upon 30 days notice. This WallBoard(R) program commenced in July 1995. Revenues earned by Snyder from sponsors of this WallBoard(R) program other than U.S. News & World Report were approximately $850,000 during 1995 and $2,515,050 during 1996.

     Related Party Leases. Snyder leases its Bethesda, Maryland location from Boston Properties, a company beneficially owned by Mortimer B. Zuckerman, a director of Snyder. The amounts paid to Boston Properties during 1994, 1995 and 1996 were $355,483, $771,855 and $1,125,542, respectively. Such space is used as the corporate headquarters for Snyder and houses Snyder's teleservices call stations for the Direct Sales division. Snyder believes that the terms of the lease at the time the lease was entered into were no less favorable to Snyder that those that could be obtained from another lessor.

     Service Arrangement With Applied Graphics Technologies, Inc. Snyder is currently contemplating entering into an agreement with Applied Graphics Technologies, Inc. ("AGT") pursuant to which AGT will provide Snyder with prepress services. Prepress services from AGT may be used by Snyder in connection with wallboard advertising it is providing to U.S. News & World Report, L.P. under a separate agreement between Snyder and U.S. News & World Report, L.P. Messrs. Zuckerman and Drasner, directors of Snyder, are the beneficial owners of U.S. News & World Report, L.P. and of approximately 62.5% of the common stock of AGT. In addition, Mr. Zuckerman is the Chairman of U.S. News & World Report, L.P., Editor-in-Chief of

U.S. News & World Report, and Chairman of the Board of Directors of AGT, and Mr. Drasner is the Chief Executive Officer of U.S. News & World Report, L.P. and Chairman and Chief Executive Officer and a director of AGT.

                  CERTAIN INFORMATION REGARDING AMERICAN LIST

GENERAL

     American List, through its wholly-owned subsidiary, American Student List Co., Inc., develops, maintains and markets one of the largest and most comprehensive databases of high school, college and pre-school through junior high school students in the United States. American List rents lists derived from its database for use primarily in direct mail and telemarketing programs. During the fiscal year ended February 28, 1997, American List rented its lists to approximately 3,840 customers, including list brokers and advertising agencies, financial institutions, retailers and educational institutions.

     American List's computerized database contains information such as name, address, gender and, if available, date of birth and telephone number of the individuals included. From this database, American List extracts, manipulates and sorts information to create its multiple list products which are available in a variety of formats, including prospect lists, mailing labels, 3" x 5" index cards and computer magnetic tapes, cartridges and disks. American List's computer processing facility provides it with the ability to customize its lists to best serve each customer's marketing goals.

     The information contained in American List's database is derived from a number of sources which are the result of long-term relationships developed by American List over the past 30 years, as well as from certain publicly available sources. American List believes that its relationships with many of its information sources make it difficult for others to obtain comparable data and, accordingly, provide American List with a competitive advantage.

PRODUCTS AND SERVICES

     American List markets a variety of products and services, which are created from the information contained in its database. American List has devoted significant time and effort to developing, maintaining and enhancing its database. American List utilizes a state-of-the-art computer system for data compilation and list production. Data inputting is outsourced to third party vendors, and is backed up as information is updated and then stored off site. Sophisticated computer hardware and software enable the rapid compilation, processing, storage, sorting and quality control of inputted data. American List also utilizes software to check the accuracy of the inputted data, including spelling, zip code information, address and date of birth, as well as to perform the valuable tasks of removing duplication from American List's list products. Each of American List's lists is guaranteed to be at least 95% deliverable if the mailing takes place within 30 days after receipt of the list. To date, refunds pursuant to this guarantee arrangement have not been material.

     American List typically will rent its lists for a one-time use unless other arrangements are made. Rental prices for a one-time use generally range from $60 to $120 per thousand names depending upon the criteria selected. Rates for unlimited use of a list for a one-year period typically range from $150 to $250 per thousand names. American List takes precautions to protect against unauthorized usage of lists by seeding its lists with decoy names.

     American List currently markets lists in the following categories:

     High School Students. American List believes it maintains the most complete and accurate list of high school students available. For fiscal 1997, rentals of high school student lists accounted for approximately 60% of American List's revenues. The high school student list is used by marketers of credit cards, scholarships, colleges, the armed services, catalogue items, formal wear, magazines, computers, software and accessories. This segment, as well as the college segment of American List's database, has significant appeal to direct marketing companies, which place a strong emphasis on reaching younger consumers effectively, as they are seen as important first-time buyers who form their own long-term buying habits and develop brand loyalties. American List updates this list as new information becomes available, which is generally on a monthly basis.

     College Students. The college student market is attractive to direct marketing companies because of the significant amount of money college students have available for discretionary spending. Marketers generally wish to cultivate the development of first-time buying habits of this group. Furthermore, marketers view information on this segment of the population as extremely valuable because the transient nature of college students often makes them difficult to locate and reach. American List offers to its customers, college student lists segmented by school, class and/or major. Customers purchasing these lists include companies marketing automobiles, credit cards, clothing and scholarships. American List updates its college student list primarily in the late fall and winter when new student information becomes available.

     Pre-School Through Junior High School Students. American List has compiled a database of approximately 35%, or 15 million names, of children between the ages of two and 13. Applications of this list include the marketing of encyclopedias and books, children's magazines, children's catalogue items, summer camps and amusement parks. American List updates this list as information becomes available, generally on a monthly basis.

     Young Adults. American List has compiled a database of young adults between the ages of 19 and 36. Applications of this list include the marketing of automobiles, trade schools and the armed services. American List updates this list as information becomes available which is generally on a monthly basis. Historically, this list has accounted for less than 5% of American List's revenues.

     Other List Products and Services. In order to expand its customer base and increase sales to its existing customers, American List is focusing on new list products and new applications of its database. American List introduced the following list compilations: (i) a list of newly engaged couples which it markets for use by caterers, musicians, photographers, and other product and service providers in the wedding market as well as to insurance companies and others seeking to target newlyweds; and (ii) religious and ethnic compilations which it markets for use by religious and ethnic publications, and colleges and universities, as well as existing customers. These lists are designed to further a company's ability to target customers distinctly through direct marketing programs.

     Additionally, American List offers its customers a full range of data processing services which enable them to maintain their current customer files and prospect files for ongoing mailings. Among the services offered by American List are carrier route coding, address standardization, postal presorting, file overlays, back end mailing analysis, tape/diskette conversions, telephone appending, merge/purge and custom programming.

     In June 1995, American List, through GeoDemX Corporation, a Michigan corporation and wholly-owned subsidiary, acquired certain assets and liabilities of an early stage business engaged in the sale of computer software that incorporates computerized maps and electronic demographic data to generate sales leads. The GeoDemX software is designed to permit an organization to target selectively a prospective customer base that is similar to that organization's existing customer base.

     New Products and Services. In January 1997, American List entered into an agreement with Creative Media Generations, Inc. ("CMG") which provides for an exclusive arrangement to introduce to American List's college student marketing customers a system developed by CMG to maximize postal efficiencies. This arrangement allows American List to offer these customers the opportunity to save up to 50% of their current postage costs in mailings to college students.

CUSTOMERS

     American List's customer base is comprised of list brokers and advertising agencies which resell American List's list products as well as end users employing direct mail and telemarketing campaigns as part of their marketing efforts. Among the numerous large and small entities who have utilized American List's lists over the years are banks and other financial institutions, educational institutions such as colleges and trade schools, the armed forces, record companies, publishers, catalogue companies, retailers and consumer goods marketers. A significant portion of American List's recent growth has been the result of increased marketing expenditures by financial institutions relating to the promotion of credit cards and other financial products. List brokers and advertising agencies, which are resellers of American List's products, generally account for between 40% and 50% of annual revenues. These customers generally receive a 20% brokerage commission on their sales. American List's revenues are calculated net of such brokerage commissions. In each of the past 10 years, no single customer has accounted for more than 5% of American List's revenues.

     To date, American List's experience has been that first-time customers rent only a small portion of American List's database and generally increase their usage over time. American List believes this results from customers' increasing familiarity and experience with the effectiveness of American List's products in their direct marketing programs.

SALES AND MARKETING

     American List markets its products and services to existing and prospective customers through an in-house marketing staff which conducts telemarketing and direct sales, and through third party resellers such as independent list brokers and advertising agencies. American List also continually seeks to broaden its customer base by attending trade shows and conventions. American List has recently increased expenditures for in-house advertising and expanded its in-house sales force.

COMPETITION

     American List competes with a number of small and large companies, many of which have substantially greater resources and provide a broader array of services than does American List. These companies include list compilers, list brokers, marketing consultants and advertising agencies, and include companies such as Metromail Corporation, Donnelley Marketing, Inc., TRW, Inc. and Equifax Inc. The primary competitive factors in the children and student list business are the reliability of the information, the level of service provided and price. American List believes the accuracy and breadth of its database, its service and its prices enable it to remain competitive. American List maintains long-term relationships with many of its customers and information sources, and considers them a competitive advantage. Although Educational Testing Services of Princeton, New Jersey also compiles and provides lists of high school students, it does so only to non-profit institutions and, accordingly, competes with American List solely in this limited market.

RIGHTS TO DATA

     American List attempts to protect its database and certain of its software by relying on trade secret laws and seeding its lists with decoy names to identify unauthorized usage. To date, American List has not filed for copyright protection of its database or list products. There can be no assurance that the steps taken by American List will be adequate to deter misappropriation of its data or independent third party development of substantially similar products and technology.

     A patent application relating to the GeoDemX software product was filed with the United States Patent and Trademark Office in November 1995 and is still pending. There can be no assurance that this patent application will result in a patent being issued or that any issued patent will afford adequate protection to American List in the event that the GeoDemX product is successfully commercialized.

PRIVACY LEGISLATION

     In recent years, numerous legislation has been introduced in the United States Senate and various state legislatures, which would require, among other things, parental consent for the sale or rental of lists of children. American List, along with the industry trade association, various educational institutions and numerous other organizations have opposed the current legislation, and have proposed alternative terms and provisions to the legislation. The direct marketing industry and American List have been working closely with representatives from the state legislatures and Congress to apprise them of the consequences of the proposed legislation to the entire direct mail industry. The direct marketing industry and American List believe that a policy designed to respect the privacy of households that do not want direct mail can be developed and implemented through industry self-regulation rather than government legislation. At present it cannot be determined what effect, if any, the proposed legislation would have on American List if adopted.

EMPLOYEES

     As of June 16, 1997, American List had 40 employees, including 14 in marketing and sales, nine in administration, five in data compilation, eight in data processing operations and four in its GeoDemX operations. None of American List's employees is subject to a collective bargaining agreement nor has American List ever experienced a work stoppage. American List believes that its employee relations are generally good.

PROPERTIES

     American List's principal executive offices and computer facility are located in approximately 9,400 square feet of space at 330 Old Country Road, Mineola, New York, and are occupied pursuant to a lease which terminates on June 15, 2001. Rent expense was $351,000 during the year ended February 28, 1997. The lease contains an escalation clause relating to increases in real estate taxes.

     American List maintains a branch sales office located in approximately 1,500 square feet of space at 2900 North Military Trail, Suite 140, Boca Raton, Florida, and is occupied pursuant to a lease which terminates on June 30, 2001. Rent expense was $17,125 during the year ended February 28, 1997. The lease contains an escalation clause relating to increases in operating expenses.

     GeoDemX currently occupies approximately 2,300 square feet of office space at 17117 West Nine Mile Road, Southfield, Michigan on a month-to-month basis after expiration of its lease on such premises on May 31, 1996. The base monthly rent is $2,204. American List believes it will be able to renew its lease or lease new space in the same building should it determine to do so.

LEGAL PROCEEDINGS

     An officer of American List, who was subject to an employment agreement expiring in March 2001, was terminated in February 1997. The employee has challenged the basis for termination under the terms of such agreement before an independent arbitrator and accordingly seeks reinstatement, back pay and benefits. As of the date of this Proxy Statement/Prospectus, American List's counsel with respect to this matter believes that American List has meritorious defenses and is pursuing the matter vigorously. Furthermore, American List does not currently believe that this action will have a material adverse affect on American List's results of operations, cash flow or financial condition.

     From time to time, American List is subject to ordinary routine litigation and various other legal proceedings, claims and liabilities which are incidental to the business. American List believes that none of these other legal proceedings has had or is likely to have a material adverse affect on American List's results of operations, cash flow or financial condition.

        AMERICAN LIST MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

     At February 28, 1997, American List had cash, cash equivalents and marketable securities of approximately $9.4 million and working capital of approximately $14.7 million. Cash, cash equivalents and marketable securities decreased by approximately $2 million during fiscal 1997 primarily due to net cash used in financing activities of $9.6 million and capital expenditures of $.3 million offset by $8.1 million of net cash provided by operations.

     The net cash used in financing activities of $9.6 million reflects the payment of dividends of $5.4 million, the acquisition of treasury stock of $4.1 million and the payment of long-term debt of $.6 million pursuant to the licensing agreement described below. Cash flows from financing activities of $.5 million resulted from the issuance of American List Common Stock in connection with the exercise of American List Options.

     Historically, American List has financed its cash flow requirements with funds generated from operations. Net cash flows from operating activities amounted to approximately $8.1 million and $6.6 million during fiscal 1997 and 1996, respectively. This increase in cash flows from operating activities is primarily attributable to a decrease in accounts receivable of $.4 million during fiscal 1997 as compared to an increase of $1.4 million during fiscal 1996. The changes in accounts receivable directly relate to the fluctuations in sales for the year.

     On March 22, 1995, the American List Board authorized the repurchase of up to 200,000 shares of American List Common Stock. In April 1995, American List purchased 24,600 shares of its Common Stock for an aggregate price of $509,238. An additional 300 shares were repurchased in November 1995 for an aggregate price of $7,634.

     On May 23, 1996, the American List Board increased the number of shares that may be repurchased to 300,000 shares of American List Common Stock. In May 1996, American List purchased 110,000 shares of its Common Stock for an aggregate price of $2,768,009. In January 1997, American List purchased 55,000 shares of its Common Stock for an aggregate price of $1,325,815. In connection with the Merger Agreement with Snyder, American List discontinued its repurchase program.

     Effective July 1, 1994, American List entered into a licensing agreement with Metromail Corporation, pursuant to which it became obligated to pay a total of $4,200,000 in decreasing annual installments through July 2003. See Note E to the Consolidated Financial Statements.

     On June 22, 1995, American List consummated an agreement (the "GeoDemX Agreement") pursuant to which it acquired, through GeoDemX, the assets of a business engaged in the sale of geodemographic computer software -- an emerging category of software designed by combining computerized maps with electronic demographic data -- for use in the generation of sales leads. Pursuant to the GeoDemX Agreement, American List advanced GeoDemX $750,000 to fund its working capital requirements and other operating expenses. Although it is American List's present position that the GeoDemX technology is a viable product and can be marketed successfully, American List cannot assure that it will continue funding future operations of the GeoDemX business. American List is actively pursuing a purchaser of GeoDemX. Accordingly, an adjustment to expense the unamortized portion of goodwill as of February 28, 1997 of approximately $100,000 was recorded to reflect the possible discontinuance of the operations of the GeoDemX business. Management believes that the remaining net assets of approximately $133,000 are fully recoverable.

     Pursuant to the GeoDemX Agreement, additional consideration, if any, for the acquisition of the GeoDemX business will involve the issuance by American List of shares of its Common Stock having a market value equal to between 40% and 50% of the Pre-Tax Earnings (as defined in the GeoDemX Agreement), if any, of the GeoDemX business during the fiscal years ending February 28 or 29, 1996, 1997, 1998 and 1999. Any payment required during the second year will be reduced in the event the GeoDemX operations generate a Pre-Tax Loss (as defined in the GeoDemX Agreement) during the first year. The GeoDemX Agreement grants the sellers the option to receive a portion of any payments earned in cash. No payment was required for the fiscal year ended February 28, 1997.

     American List believes that available cash, together with revenues generated from operations, will be sufficient to fund American List's continuing operations and the payment of dividends on a short and long term basis. American List may also from time to time consider the acquisition of complementary businesses, products or technologies which may require it to obtain additional financing. American List has no present understandings, commitments or agreements, nor is it engaged in any discussions or negotiations, with respect to any such transactions. In addition, certain of such transactions would be subject to the prior approval of Snyder until consummation or termination of the Merger Agreement.

     See Note A-11 to the Consolidated Financial Statements for disclosure of the impact of the issuance of Statement of Financial Accounting Standards No. 128, Earnings Per Share.

RESULTS OF OPERATIONS

     Revenues from list sales are recognized upon the shipment of lists to customers on computerized labels, magnetic tape, cartridges or diskettes, or the electronic transfer of the list. For fiscal 1997, high school student lists and college student lists accounted for approximately 60% and 26%, respectively, of American List's revenues. Revenues from the sale of software are recognized upon installation and acceptance by the customer. The GeoDemX operations accounted for approximately 3% of fiscal 1997 revenues.

     Costs of operations consists of all costs relating to list production and maintenance, such as salaries, depreciation and supplies, and the cost of data acquisition, which includes the amortization of list costs and royalties due third parties for the sale of certain lists.

     Selling, general and administration expenses consist primarily of officer, sales and administrative salaries, employee benefits, rent and professional fees.

FISCAL YEAR ENDED FEBRUARY 28, 1997
COMPARED TO FISCAL YEAR ENDED FEBRUARY 29, 1996

     Revenues decreased by approximately $416,000 (2%) to $18.5 million for fiscal 1997 as compared to fiscal 1996. For the three months ended February 28, 1997, revenues decreased by approximately $634,000 (11%) to $5.0 million from the comparable period in fiscal 1996. Revenues were below prior year comparative results for both fiscal 1997 and the fourth quarter of fiscal 1997 due primarily to a decrease in sales to the credit card industry, the scholarship industry and a decline in new sales to major customers. According to industry sources, credit card default rates rose in 1996, and as a result, certain credit card issuers (which include customers of American List) tightened credit requirements which resulted in lower mail quantities or, in some cases, the postponement of an entire mailing program.

     Cost of operations increased by approximately $163,000 (6%) for fiscal 1997 as compared to fiscal 1996 primarily due to purchases of additional data processing equipment, and increased software costs and royalties due to third parties on certain list rentals. As a percentage of sales, costs of operations increased to 16.6% during fiscal 1997 as compared to 15.4% during fiscal 1996 as a result of the lower sales volume in fiscal 1997.

     Selling, general and administrative expenses increased by approximately $702,000 (17%) for fiscal 1997 as compared to fiscal 1996 primarily due to expenses associated with the opening of a branch sales office, professional fees, personnel expenses and the write-off of goodwill associated with GeoDemX. Professional fees were up over $300,000 from the prior year due to legal and accounting fees associated with the Merger with Snyder, lobbying costs relating to proposed privacy legislation and personnel matters. This increase in costs were partially offset by the modification of Mr. Martin Lerner's employment agreement lowering his fiscal 1997 salary by $200,000. As a percentage of sales, such expenses increased during fiscal 1997 to 26.7% as compared to 22.4% during fiscal 1996.

     The lobbying costs were incurred in connection with legislation that was recently introduced in the United States Senate and various state legislatures, which would require, among other things, parental consent for the sale or rental of lists of children. American List incurred lobbying costs of approximately $92,000 during fiscal 1997 and expects these costs to increase in the future. For a discussion of the proposed legislation. See "Certain Information Regarding American List -- Privacy Legislation."

     Investment income decreased approximately $86,000 (18%) to $390,611 for the fiscal year ended February 28, 1997 from the comparable 1996 period primarily due to a decrease in the amount of funds available for investment and a decrease in interest rates.

     Interest expense for the year ended February 28, 1997 decreased by approximately $31,000 (17%) to $154,355 from the comparable 1996 period primarily due to a reduction in debt associated with normal loan repayments.

     There was no material change in the effective tax rate for fiscal 1997, which increased to 36.9% for such year, as compared to 36.8% for fiscal 1996.

FISCAL YEAR ENDED FEBRUARY 29, 1996
COMPARED TO FISCAL YEAR ENDED FEBRUARY 28, 1995

     Revenues increased by approximately $3.4 million (22%) for the fiscal year ended February 29, 1996 from the fiscal year ended February 28, 1995. The increase in revenues is primarily attributable to increased sales to existing and new customers, price increases which took effect in September 1994 and April 1995 and revenues generated by GeoDemX.

     Cost of operations increased by approximately $702,000 (32%) for fiscal 1996 as compared to fiscal 1995 primarily due to the amortization of deferred license costs and costs associated with GeoDemX. As a percentage of sales, cost of operations remained relatively constant during fiscal 1996 and 1995, reflecting the inclusion of sales of lower margin GeoDemX products.

     Selling, general and administrative expenses increased by approximately $623,000 (17%) for fiscal 1996 as compared to fiscal 1995 primarily due to expenses associated with GeoDemX and American List's hiring of additional personnel. As a percentage of sales, such expenses decreased during fiscal 1996 to 22.4% as compared to 23.3% during fiscal 1995.

     Investment income increased by approximately $98,000 (26%) for fiscal 1996 from fiscal 1995 primarily due to an increase in interest rates and a greater amount of funds available for investment.

     Interest expense increased by approximately $56,000 (43%) for fiscal 1996 as compared to fiscal 1995 as a result of the debt associated with a license agreement entered into in July 1994. See Note E to the Consolidated Financial Statements.

     The effective tax rate decreased to 36.8% for fiscal 1996 as compared to 37.8% for fiscal 1995 primarily due to increased non-taxable municipal bond interest income.

FISCAL YEAR ENDED FEBRUARY 28, 1995
COMPARED TO FISCAL YEAR ENDED FEBRUARY 28, 1994

     Revenues increased by approximately $2.9 million (23%) for fiscal 1995 from fiscal 1994. The increase in revenues is primarily attributable to increased sales to existing and new customers, price increases which took effect in January and September 1994 and a license agreement entered into in July 1994. See Note E to the Consolidated Financial Statements.

     Cost of operations increased by approximately $209,000 (10%) for fiscal 1995 as compared to fiscal 1994 primarily due to the amortization of deferred license costs. See Note E to the Consolidated Financial Statements. As a percentage of sales, cost of operations decreased from 16% during fiscal 1994 to 14% during fiscal 1995 due to increased sales volume in excess of the growth in cost of operations.

     Selling, general and administrative expenses increased by approximately $224,000 (7%) for fiscal 1995 from fiscal 1994 primarily due to an increase in personnel costs and consulting fees related to the upgrade of American List's computer networking system. As a percentage of revenues, such expenses decreased during fiscal 1995 to 23% as compared to 27% during fiscal 1994. This decrease resulted from changes to an executive officer's compensation agreement which kept such costs constant for fiscal 1995 as compared to fiscal 1994.

     Investment income increased by approximately $184,000 (95%) for fiscal 1995 from fiscal 1994 primarily due to an increase in interest rates and to a lesser extent the adoption of Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" which requires American List to record any unrelated gains and losses from securities available for sale as a component of stockholders' equity. In contrast, during fiscal 1994, American List recorded an unrealized loss as a reduction of investment income.

     Interest expense of approximately $129,000 for fiscal 1995 resulted from a license agreement entered into in July 1994. See Note E to the Consolidated Financial Statements.

     The effective tax rate decreased to 37.8% for fiscal 1995 as compared to 38.6% for fiscal 1994 as a result of an increase of tax-free municipal bond interest earned in fiscal 1995.

                  UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The following unaudited pro forma combined financial data gives effect to Snyder's business combinations with MMD and Brann and proposed combination with America List (the "Business Combinations") on a pooling of interests basis. The pro forma combined statement of operations data assumes that the Business Combinations occurred as of January 1 of each period presented and the combined balance sheet data assumes that the Business Combinations occurred as of March 31, 1997.

     The pro forma financial data for all periods presented reflects the combined financial information for Snyder and has been derived from the unaudited quarterly financial statements from Synder's March 31, 1997 Form 10-Q filing and its audited Consolidated Financial Statements for 1994, 1995, and 1996. The pro forma financial data for American List as of March 31, 1997 has been derived from the audited Consolidated Financial Statements of American List as of February 28, 1997. The pro forma quarterly statement of income data for the quarter ended March 31, 1997 was derived by deducting the results of the nine month period ended November 30, 1996 from the audited Consolidated Financial Statements of American List for the year ending February 28, 1997. The pro forma financial data for American List for the years ended December 31, 1996, 1995 and 1994 have been derived from the audited Consolidated Financial Statements of American List as of and for the three years ended February 28, 1997, February 29, 1996, and February 28, 1995, respectively. The derivation of such information results in the inclusion of the three months ended February 28, 1997 ($5,031,000 in revenues and $1,825,000 in net income) in the pro forma financial data for the year ended December 31, 1996 and in the inclusion of the three months ended February 29, 1996 ($5,665,000 in revenues and $2,491,000 in net income) in the pro forma financial data for the year ended December 31, 1995.

     The unaudited pro forma data is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Business Combinations had occurred on such date or at the beginning of the periods indicated, nor is it necessarily indicative of the future operating results or financial position of the combined companies. The following unaudited pro forma information should be read in conjunction with the Consolidated Financial Statements of Snyder and notes thereto included elsewhere in this Proxy Statement/Prospectus as well as the Consolidated Financial Statements of American List and notes thereto, incorporated herein by reference.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                 (IN THOUSANDS)

                                                     MARCH 31,    FEBRUARY 28,
                                                       1997           1997           MERGER        AFTER
                                                      SNYDER      AMERICAN LIST    ADJUSTMENTS    MERGER
                                                     ---------    -------------    -----------    -------
ASSETS
CURRENT ASSETS:
     Cash and equivalents.........................     37,646          3,102                       40,748
     Marketable securities........................         --          6,297                        6,297
     Accounts receivable..........................     21,344          5,469                       26,813
     Unbilled services............................      5,584             --                        5,584
     Unamortized cost of lists....................         --            857                          857
     Other current assets.........................      5,004            467                        5,471
                                                     ---------    -------------    -----------    -------
          Total current assets....................     69,578         16,192              --       85,770
Property and equipment, net.......................     21,215            512                       21,727
Deferred license costs, net.......................         --          2,456                        2,456
Goodwill..........................................      7,353                                       7,353
Deposits and other assets.........................      1,012            879                        1,891
                                                     ---------    -------------    -----------    -------
          Total assets............................     99,158         20,039              --      119,197
                                                      =======     ==========       =========      =======
LIABILITIES
CURRENT LIABILITIES:
     Current obligations under debt and capital
       leases.....................................      3,350            374                        3,724
     Accounts payable and accrued expenses........     30,779          1,125           5,544       37,448
     Unearned revenue.............................      4,824             --                        4,824
                                                     ---------    -------------    -----------    -------
          Total current liabilities...............     38,953          1,499           5,544       45,996
Deferred income taxes.............................        232             --                          232
Other long-term liabilities.......................         89             --                           89
Long-term obligations under debt and capital
  leases..........................................      7,350          1,540                        8,890
                                                     ---------    -------------    -----------    -------
          Total liabilities.......................     46,624          3,039           5,544       55,207
                                                     ---------    -------------    -----------    -------
EQUITY
Preferred stock...................................         --             --                           --
Common stock......................................         37             45             (40)          42
Additional Paid-in capital........................     61,060          4,175              40       65,275
Retained earnings (deficit).......................     (8,724)        14,102          (5,544)        (166)
Unrealized gain on marketable securities..........         --              4                            4
Cumulative foreign currency translation
  adjustment......................................        161             --                          161
Treasury stock....................................         --         (1,326)                      (1,326)
                                                     ---------    -------------    -----------    -------
          Total equity............................     52,534         17,000          (5,544)      63,990
                                                     ---------    -------------    -----------    -------
          Total liabilities and equity............     99,158         20,039              --      119,197
                                                      =======     ==========       =========      =======

             See notes to pro forma combined financial information.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       YEAR ENDED DECEMBER 31,
                                    ------------------------------     QUARTER ENDED      QUARTER ENDED
                                     1994       1995        1996       MARCH 31, 1996     MARCH 31, 1997
                                    ------     -------     -------     --------------     --------------
Revenues........................    95,923     151,688     203,911          46,171             54,084
Operating expenses:
     Cost of services...........    55,420      96,726     142,424          31,167             35,290
     Selling, general and
       administrative...........    19,369      25,959      38,679           8,366             11,169
     Acquisition costs..........        --          --          --              --             16,181
     Compensation to
       stockholders.............     3,009       7,034       1,548              --                  0
                                    ------     -------     -------     --------------     --------------
Income (loss) from operations...    18,125      21,969      21,260           6,638             (8,556)
Interest
  expense -- substantially all
  to related parties............    (1,378)     (1,956)     (2,147)           (554)              (337)
Interest income.................       459         792       1,231             189                626
                                    ------     -------     -------     --------------     --------------
Income (loss) before taxes and
  extraordinary item............    17,206      20,805      20,344           6,273             (8,267)
Income tax provision
  (benefit).....................     5,216       6,000       5,365           1,411              2,391
                                    ------     -------     -------     --------------     --------------
Income (loss) from continuing
  operations....................    11,990      14,805      14,979           4,862            (10,658)
                                    ======     =======     =======     ===========        ===========
Net income (loss) from
  continuing operations per
  common share..................      0.31        0.39        0.38            0.13              (0.25)
Average shares outstanding......    38,359      38,341      39,347          38,341             42,451
Fully diluted net income (loss)
  from continuing operations per
  share.........................      0.31        0.39        0.38            0.13              (0.25)
Fully diluted average shares
  outstanding...................    38,359      38,341      39,542          38,341             42,451

           See notes to unaudited pro forma combined financial data.

              NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

1. The pro forma combined financial data reflect the issuance of 5,029,689 shares of Snyder Common Stock for an aggregate of 4,412,008 shares of American List Common Stock in connection with the Merger based upon a conversion factor of 1.14 shares of Snyder Common Stock for each share of American List Common Stock. The actual number of shares of Snyder Common Stock to be issued will be determined at the Effective Time of the Merger.

2. The pro forma combined balance sheet reflects the estimated acquisition costs of $5,544,000 expected to be incurred in connection with the Merger.

3. On a combined basis, there were no material transactions between Snyder and American List during any period presented.

4. The table below sets forth the composition of the unaudited pro forma revenues, income from operations and net income for each of the periods shown had the Merger taken place at the beginning of the periods shown:

                                  FOR THE YEARS ENDED DECEMBER 31,
                                   (IN THOUSANDS, EXCEPT PER SHARE         FOR THE           FOR THE
                                              AMOUNTS)                  QUARTER ENDED     QUARTER ENDED
                                  ---------------------------------       MARCH 31,         MARCH 31,
                                   1994         1995         1996           1996              1997
                                  -------     --------     --------     -------------     -------------
Revenues
     Snyder...................    $80,429     $132,801     $185,440        $40,506          $  49,053
     American List............     15,494       18,887       18,471          5,665              5,031
                                  -------     --------     --------        -------           --------
     Combined.................    $95,923     $151,688     $203,911        $46,171          $  54,084
                                  =======     ========     ========        =======           ========
Cost of services
     Snyder...................    $53,219     $ 93,824     $139,359        $30,291          $  34,555
     American List............      2,201        2,902        3,066            876                735
                                  -------     --------     --------        -------           --------
     Combined.................    $55,420     $ 96,726     $142,425        $31,167          $  35,290
                                  =======     ========     ========        =======           ========
Income (loss) from operations
     Snyder...................    $ 8,447     $ 10,222     $ 10,794        $ 2,835          $ (11,378)
     American List............      9,678       11,746       10,465          3,803              2,822
                                  -------     --------     --------        -------           --------
     Combined.................    $18,125     $ 21,968     $ 21,259        $ 6,638          $  (8,556)
                                  =======     ========     ========        =======           ========
Income (loss) from continuing
  operations
     Snyder...................    $ 5,814     $  7,195     $  8,230        $ 2,372          $ (12,483)
     American List............      6,176        7,609        6,748          2,491              1,827
                                  -------     --------     --------        -------           --------
     Combined.................    $11,990     $ 14,804     $ 14,978        $ 4,862          $ (10,656)
                                  =======     ========     ========        =======           ========

                      DESCRIPTION OF SNYDER CAPITAL STOCK

COMMON STOCK

     The Certificate of Incorporation of Snyder authorizes the issuance of up to 120,000,000 shares of Snyder Common Stock, par value of $.001 per share. As of June 16, 1997, 37,891,144 shares of Snyder Common Stock were issued and outstanding.

     Holders of Snyder Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of the stockholders. Holders of Snyder Common Stock are entitled to receive ratably such dividends as may be declared by the Snyder Board on the Snyder Common Stock out of funds legally available therefor. Holders of Snyder Common Stock do not have preference in the assets of Snyder over any other class or classes of stock, upon the voluntary or involuntary liquidation of Snyder. Holders of Snyder Common Stock have no preemptive rights, cumulative voting rights, or rights to convert shares of Snyder Common Stock into any other securities, and are not subject to future calls or assessments by Snyder. All outstanding shares of Snyder Common Stock issued are fully paid and nonassessable.

PREFERRED STOCK

     The Certificate of Incorporation authorizes the Snyder Board to issue up to an aggregate of 5,000,000 shares of preferred stock (the "Preferred Stock"), to establish one or more series of Preferred Stock and to determine, with respect to each such series, the preferences, rights and other terms thereof. Snyder believes that the ability of the Snyder Board to issue one or more series of Preferred Stock will provide Snyder with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs. The authorized shares of Preferred Stock, as well as shares of Snyder Common Stock, would be available for issuance without further action by Snyder's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which Snyder's securities may be listed or traded. As of June 16, 1997, no shares of Preferred Stock were outstanding and the Snyder Board has no present plans to issue any such shares.

CERTAIN CHARTER PROVISIONS

     Section 203 of the Delaware General Corporation Law. Snyder is subject to the provisions of Section 203 of the DGCL (the "Antitakeover Law") regulating corporate takeovers. The Antitakeover Law prevents certain Delaware corporations, including those whose securities are listed on the NYSE, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who acquired 15% or more of the corporation's outstanding voting stock without the prior approval of the corporation's Board of Directors) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of the Antitakeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. Snyder has not "opted out" of the application of the Antitakeover Law.

     Certain Other Provisions. Snyder's Certificate of Incorporation does not provide for cumulative voting in the election of directors. Snyder's Bylaws provide that stockholders holding, in the aggregate, not less than twenty-five percent of the Snyder Common Stock are permitted to call a special meeting of the stockholders.

TRANSFER AGENT AND REGISTER

     The transfer agent and registrar for the Snyder Common Stock is American Stock Transfer & Trust Company.

                       COMPARATIVE RIGHTS OF STOCKHOLDERS

     American List and Snyder are both Delaware corporations and the rights of their stockholders are governed by the DGCL. The rights of American List stockholders are governed by American List's Certificate of Incorporation and Bylaws (the "American List Charter" and the "American List Bylaws," respectively, and collectively the "American List Charter Documents"). The rights of Snyder stockholders are governed by Snyder's Certificate of Incorporation and Bylaws (the "Snyder Charter" and the "Snyder Bylaws," respectively, and collectively, the "Snyder Charter Documents"). If the Merger is consummated, former American List stockholders will become stockholders of Snyder. The rights of such former American List stockholders as Snyder stockholders will continue to be governed by the DGCL, but will be governed by the Snyder Charter Documents. The following is a summary of the material differences between (i) the American List Charter Documents and (ii) the Snyder Charter Documents, which may significantly affect the rights of American List stockholders. The summary does not purport to be a complete statement of the rights of holders of shares of Snyder Common Stock and shares of American List Common Stock under, and is qualified in its entirety by reference to, the Snyder Charter Documents and the American List Charter Documents, respectively.

DIRECTORS

     Number. The Snyder Bylaws provide that the number of directors which constitutes the Snyder Board will be not less than one nor more than nine, as fixed from time to time by the Snyder Board. The American List Bylaws provide that the number of directors which constitutes the American List Board will be fixed from time to time by the vote of a majority of the entire American List Board, but will not be less than three.

     Removal of Directors. The Snyder Bylaws provide that any director may be removed, with or without cause, by the holders of a majority of the shares of Snyder Common Sock then entitled to vote at an election of directors. The American List Bylaws provide that any director may be removed by a majority vote of the stockholders at a meeting called and held for that purpose and by a majority vote of the American List Board at a meeting called for such purpose.

     Power to Call Special Meeting of Board of Directors. The Snyder Bylaws provide that special meetings of the Snyder Board may be called by the president, or by the president or secretary on the written request of a majority of the directors. The American List Bylaws provide that special meetings of the American List Board may be called by two or more directors, by the Chairman of the Board or by the president.

     Indemnification of Directors and Officers. Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A Delaware corporation is permitted to indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a director, officer, employee or agent of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith.

     The Snyder Bylaws provide that Snyder shall indemnify, to the full extent and under the circumstances permitted by the DGCL in effect from time to time, any past, present or future director or officer, made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by reason of the fact that such person is or was a director, officer, employee or agent, or was serving in such capacities at another entity at the specific request of Snyder, on the same conditions provided by the DGCL. The Snyder Bylaws further provide that Snyder shall indemnify any such person in any threatened, pending or completed action or suit by or in the right of Snyder under similar conditions, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to Snyder. In addition, the Snyder Bylaws provide that the Snyder Board may also grant indemnification to any individual other than an officer or director, as it may determine in its sole discretion.

     The American List Charter provides that American List shall indemnify any person who was or is a party or witness, or is threatened to be made a party or witness, to any threatened, pending or completed action, suit or proceeding, by reason of the fact that such person is or was a director or officer of American List, or, as a director or officer, is or was serving as a director, officer, employee, agent, partner or trustee (or any similar position) of another entity, to the fullest extent authorized or permitted by the DGCL, as may be amended. The American List Charter further provides that except with respect to proceedings to enforce indemnification, American List shall indemnify any such person in connection with an action, suit or proceeding initiated by such person only if the initiation of such action, suit or proceeding was authorized by the American List Board. The American List Bylaws provide that American List shall, to the fullest extent permitted by the DGCL, indemnify any and all persons whom it shall have power to indemnify against costs, expenses, liabilities or other matters incurred by reason of having been officers or directors.

AMENDMENT OF BYLAWS

     The Snyder Charter provides that the Snyder Board shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to, or repeal the Snyder Bylaws. The Snyder Bylaws provide that such Bylaws may be amended or repealed by the affirmative vote of a majority of the directors then in office.

     The American List Charter provides that the power to make, alter, or repeal the American List Bylaws and to adopt any new Bylaw is vested in the American List Board, except a Bylaw classifying directors for election for staggered terms. The American List Bylaws provide that such Bylaws may be amended or repealed, or new Bylaws adopted, by a majority of the total votes of the stockholders (or when a class vote is required, by a majority of the appropriate class) as well as by the American List Board, and that Bylaws adopted by the American List Board may be amended or repealed by the stockholders as provided above.

STOCKHOLDER VOTE REQUIRED FOR ACTION

     Under the DGCL, in the absence of specification in the certificate of incorporation or bylaws of the corporation, (i) in all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote thereon constitutes the act of the stockholders, and (ii) directors will be elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors.

     The Snyder Bylaws provide that when a quorum is present at any meeting, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter constitutes the act of the stockholders. The Snyder Charter Documents do not contain a specific provision relating to the requisite majority for the election of directors.

     The American List Bylaws provide that except as otherwise provided by statute, the American List Charter or Bylaws, an action of the stockholders is authorized by a majority of the total votes (or when a class vote is required, by a majority of the votes of such class) cast at the meeting by the holders of shares present in person or represented by proxy and entitled to vote on such action, and further provide that unless otherwise provided by statute or the American List Bylaws, the persons receiving a plurality of the votes cast at a stockholders' meeting for the election of directors will be elected.

POWER TO CALL SPECIAL STOCKHOLDERS' MEETING

     Under the DGCL, a special meeting of stockholders may be called by the board of directors or by such person or persons authorized by the certificate of incorporation or the bylaws. The Snyder Bylaws provide that special meetings of stockholders may be called by the president or by the Snyder Board, and also by the secretary at the request in writing of holders of not less than 25% of the outstanding shares entitled to vote at such meeting, or of the Snyder Board. The American List Bylaws provide that a special meeting of stockholders may be called by the American List Board or the Chairman of the Board or by the president, and that the American List Board shall call such a meeting when requested in writing by holders of not less than 20% of the outstanding stock of American List.

INTERESTED DIRECTORS

     Under the DGCL, a contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and another entity in which one or more of its directors or officers are directors or officers or have a financial interest, will not be void or voidable solely for this reason, if (i) approved in good faith by either (a) a majority of the disinterested board of directors or committee thereof, or (b) a majority of the shareholders, in each case after disclosure or with knowledge of the material relevant facts, or (ii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee or the shareholders. The American List Bylaws provide that contracts or transactions in which any director or directors may be interested or to which they are a party shall not be affected and invalidated by such fact, and further provide that each person who may become a director of American List is relieved from any liability that might otherwise exist from contracting with American List for the benefit of himself, any firm, association or corporation in which he may be in any way interested. The Snyder Charter Documents contain no similar provision.

PREFERRED STOCK

     The Snyder Charter currently provides that Snyder is authorized to issue a total of 125,000,000 shares of capital stock, consisting of 120,000,000 shares of common stock and 5,000,000 shares of preferred stock. The American List Charter currently provides that American List is authorized to issue 20,000,000 shares of common stock. The Snyder Charter allows the Snyder Board to issue shares of preferred stock from time in one or more series and to fix the rights, privileges and preferences of those shares, including with respect to dividends, conversion, rights upon liquidation, dissolution or winding-up, merger, consolidation of, or sale of assets by, Snyder, redemption and voting power (including the right to elect one or more directors), without any further vote or action by the stockholders. The rights of the holders of Snyder Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock that may be issued by Snyder in the future.

                        SHARES ELIGIBLE FOR FUTURE SALE

     A substantial number of shares of Snyder Common Stock will become available for sale in the public market at various times following the consummation of the Merger. Future sales of substantial amounts of Snyder Common Stock in the public market could adversely affect the market price of the Snyder Common Stock and the ability of Snyder to raise additional capital or engage in business combinations through sales of additional shares of Snyder Common Stock. Upon consummation of the Merger, assuming the issuance of the Estimated Merger Shares, Snyder will have outstanding an aggregate of 42,920,833 shares of Snyder Common Stock. The Estimated Merger Shares to be issued in connection with the Merger will be freely transferable without restriction or further registration under the Securities Act, except that any shares held by an Affiliate of Snyder will be subject to the resale limitations of Rule 144. Of the remaining 37,891,144 shares of Snyder Common Stock, 10,068,333 shares are freely transferable without restriction or further registration under the Securities Act and 27,822,811 shares are "restricted securities" within the meaning of Rule 144 and may not be sold other than pursuant to an effective registration statement under the Securities Act, pursuant to an exemption from such registration requirement, or subject to the volume limitations of Rule 144.

     Of the "restricted securities," Mr. Daniel M. Snyder holds 10,047,124 shares, Ms. Michele D. Snyder holds 3,586,711 shares, Mr. Mortimer B. Zuckerman and the MBZ Trust of 1996 beneficially own 6,860,236 shares collectively and Mr. Fred Drasner beneficially owns 2,350,606 shares, for an aggregate of 22,844,677 shares of Snyder Common Stock held by Affiliates of Snyder. The holding period limitations of Rule 144 applicable to the restricted securities held by these Affiliates have expired. All of these shares are currently subject to the volume limitations of Rule 144. In addition, Mr. Snyder was granted certain "demand" and "piggyback" registration rights and Ms. Snyder, Mr. Zuckerman and the MBZ Trust of 1996 and Mr. Drasner were also granted certain piggyback registration rights (collectively, the "Snyder Registration Rights") in connection with the shares of Synder Common Stock held by each of them (the "Registrable Shares"). The Snyder Registration Rights grant Mr. Synder and his assignees the opportunity to register all or any portion of their Registrable Shares and grant all of the stockholders named above the right to have their Registrable Shares registered in connection with any registration by Snyder of shares of Snyder Common Stock or other securities substantially similar to the Snyder Common Stock. Mr. Snyder may exercise his demand registration rights no more than five times in total.

     Pursuant to the Lockup Letter Mr. Snyder, Ms. Snyder, USN and Mr. Drasner have agreed not to request or require Snyder to register any shares of Snyder Common Stock owned by them or sell such shares pursuant to Rule 144, without the consent of Mr. J. Morton Davis, prior to the publication of the Financial Results. Pursuant to the Merger Agreement, Snyder has agreed to use its best efforts to publish the Financial Results no later than 30 days after the end of the first calendar month following the month in which the Effective Time occurs. Such restrictions will terminate on the earlier of (a) the date of termination of the Merger Agreement or (b) August 15, 1997, unless the Merger shall have been consummated as of such date. In any event, the restriction under the Lockup Letter on sales pursuant to Rule 144 will terminate on August 15, 1997. See "The Merger -- Interests of Certain Persons in the Merger -- Lockup Letter."

     In connection with the initial offering of shares of Snyder Common Stock, certain other holders of Snyder Common Stock, including Allen & Company Incorporated, certain officers and related persons of Allen & Company Incorporated and certain other investors (collectively, the "1995 Investors"), as a group, were granted certain demand and piggyback registration rights with respect to 883,752 restricted securities of Snyder Common Stock. These registration rights grant the 1995 Investors the opportunity to register all or any portion of the shares of Snyder Common Stock held by them in connection with any registration by Snyder of shares of Snyder Common Stock or other securities substantially similar to Snyder Common Stock. The 1995 Investors may exercise their demand registration rights only once.

     Snyder has granted to certain non-affiliate shareholders ("MMD Holders") certain demand and piggyback registration rights (collectively, the "MMD Registration Rights") with respect to 1,354,500 restricted securities issued in connection with the acquisition of MMD. The MMD Registration Rights grant MMD Holders the opportunity to register all or any portion of the Snyder Common Stock they hold pursuant to the acquisition, except that, in the case of demand registration, Snyder is not obligated to file any registration statement initiated by any such holder until July 6, 1997 or with respect to shares held by MMD Holders having less than a $5,000,000 aggregate offering price. The MMD Holders may exercise their demand registration rights only once and any request for registration must encompass at least 50% of the shares held by such persons.

     Snyder has granted to certain non-affiliate shareholders ("Brann Holders") certain demand and piggyback registration rights (collectively, the "Brann Registration Rights") with respect to 2,350,152 restricted securities issued in connection with the acquisition of Brann. The Brann Registration Rights grant the Brann Holders the opportunity to demand registration of 50% of the Snyder Common Stock issued in connection with the acquisition at any time 30 days after the publication of the combined operations of Snyder and Brann, expected to occur in June 1997 (the "Pooling Date"). The Brann Registration Rights also grant Brann Holders the right to demand registration of 100% of the Snyder Common Stock issued in connection with the acquisition any time after the first anniversary of the Pooling Date. One demand for registration can be made prior to the first anniversary of the Pooling Date, and one demand may be made after such date. Each such demand must include shares constituting at least 20% of all shares subject to the Brann Registration Rights. In addition, pursuant to the acquisition of Brann, Snyder granted options to purchase 389,730 restricted shares of Snyder Common Stock to the option holders of Brann, all of which have been exercised. The shares of Snyder Common Stock issued to such option holders of Brann are subject to a one-year holding period under Rule 144, which will expire on March 27, 1998, at which time such shares of Snyder Common Stock may be transferred subject to the volume limitations of Rule 144. The two-year holding period imposed under Rule 144 expires on March 27, 1999, at which time such shares will be freely transferable. In addition, Snyder has agreed to provide to the holders of such shares the same registration rights as the Brann Holders.

     The foregoing registration rights are subject to cut-back provisions in connection with underwritten offerings, the ability of Snyder to defer any requested filings pursuant to the exercise of demand registration rights for periods up to 120 days, and certain other customary conditions and limitations.

     In addition, Snyder has filed a registration statement under the Securities Act to register initially an aggregate of 5,000,000 shares of Snyder Common Stock reserved for issuance in connection with the Snyder Stock Option Plan. At an annual meeting of Snyder stockholders held on May 7, 1997, the Snyder stockholders voted to increase the number of shares of Snyder Common Stock authorized for issuance under the Snyder Stock Option Plan to 6,100,000 shares (which number is to increase on the date the Snyder Board authorizes the issuance of additional shares, by 17.5% of the number of such additional shares). As of June 16, 1997, Snyder has granted 5,075,000 options under the Snyder Stock Option Plan, of which 1,210,000 options are vested and currently exercisable. Of the 1,210,000 options currently exercisable, 200,000 options are held by an Affiliate of Snyder and upon the exercise of said options, such shares of Snyder Common Stock will be subject to the volume limitations imposed by Rule 144. Upon exercise of the remaining 1,010,000 vested options, such shares will be freely transferable. As provided in the Merger Agreement, Snyder will assume all American List Options outstanding at the Effective Time. As of June 16, 1997, there were 84,400 American List Options outstanding. All American List Options are vested and upon assumption and conversion by Snyder pursuant to the Merger Agreement will be immediately exercisable. See "The
Merger -- Interests of Certain Persons in the Merger -- Stock Options."

                      SECURITY OWNERSHIP OF AMERICAN LIST

     Set forth below is information concerning stock ownership of all persons known by American List to own beneficially 5% or more of the American List Common Stock, each director and all directors and executive officers of American List as a group based upon the number of outstanding shares as of June 16, 1997. For the purposes of this Proxy Statement/Prospectus, beneficial ownership is defined in accordance with the rules of the Commission and generally means the power to vote or to dispose of the securities regardless of any economic interest therein.

                                                                  AMOUNT AND NATURE
                NAME OF BENEFICIAL OWNER(1)                    OF BENEFICIAL OWNERSHIP    PERCENT OF CLASS(2)
------------------------------------------------------------   -----------------------    -------------------
D.H. Blair Investment Banking Corp.(3)......................           711,021                   16.12%
Martin Lerner(4)............................................           227,089                    5.09
J. Morton Davis(3)..........................................           711,021                   16.12
Donald Damore(5)............................................            14,950                       *
Phillip Lubitz..............................................               610                       *
Fidelity Investment(6)......................................           435,180                    9.86
Massachusetts Financial Services Company(7).................           287,470                    6.52
Dimensional Fund Advisors Inc.(8)...........................           238,840                    5.41
All directors and executive officers as a group (6
  persons)(4)(5)............................................           953,670                   21.30

---------------
  *  Less than 1%

 (1) Unless otherwise specified, the address of each of the persons in the table above is 330 Old Country Road, Mineola, NY 11501.

 (2) Based upon 4,412,008 shares of American List Common Stock outstanding. Shares of American List Common Stock not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days are treated as outstanding only for purposes of determining the percent owned by such person or group. Except as otherwise set forth below, each named owner has the sole voting power and investment power of the shares set forth.

 (3) Consists of shares of American List Common Stock owned by D. H. Blair of which J. Morton Davis, a director of American List, is Chairman, Chief Executive Officer and sole shareholder. The address of D. H. Blair and of
     J. Morton Davis is 44 Wall Street, New York, NY 10005.

 (4) Includes 3,564 shares of American List Common Stock held by Mr. Lerner's wife, as to which Mr. Lerner disclaims beneficial interest, and immediately exercisable American List Options to purchase 50,000 shares of American List Common Stock.

 (5) Consists of immediately exercisable American List Options to purchase 14,950 shares of American List Common Stock.

 (6) Fidelity Investment has reported (in a Schedule 13G dated February 10, 1997 and filed with the Commission) that, as of that date, it had sole dispositive power with respect to 435,180 shares of American List Common Stock. The address of Fidelity Investment is 82 Devonshire Street, Boston, MA 02109.

 (7) Massachusetts Financial Services Company has reported in (a Schedule 13G dated February 11, 1997 and filed with the Commission) that, as of that date, it had sole voting power with respect to 254,770 shares of American List Common Stock and sole dispositive power with respect to 281,470 shares of American List Common Stock. The address of Massachusetts Financial Services Company is 500 Boylston Street, Boston, MA 02116.

(8) Dimensional Fund Advising Inc. has reported (in a Schedule 13D dated February 13, 1996 and filed with the Commission) that, as of that date, it had sole voting power with respect to 216,400 shares of American List Common Stock and sole dispositive power with respect to 238,840 shares of American List Common Stock. The address of Dimensional Fund Advisors Inc. is 1299 Ocean Avenue, Santa Monica, CA 90401.

                          SECURITY OWNERSHIP OF SNYDER

     The following table sets forth, as of June 16, 1997, information regarding the beneficial ownership of the Snyder Common Stock by (a) each director of Snyder, (b) each of the executive officers of Snyder named in the Summary Compensation Table under "Snyder -- Executive Compensation," except for Terry Bateman and Mitchell N. Gershman who are no longer executive officers of Snyder,
(c) all persons known to Snyder to be the beneficial owner of more than 5% of the Snyder Common Stock and (d) all directors and executive officers of Snyder as a group.

                                                               AMOUNT AND NATURE
               NAME OF BENEFICIAL OWNER(1)                  OF BENEFICIAL OWNERSHIP    PERCENT OF CLASS(2)
---------------------------------------------------------   -----------------------    -------------------
Daniel M. Snyder.........................................          10,047,124                 26.52%
Michele D. Snyder........................................           3,586,711                  9.47
Mortimer B. Zuckerman and MBZ Trust of 1996(3)...........           6,860,236                 18.11
Fred Drasner(4)..........................................           2,350,606                  6.20
Mark E. Jennings(5)......................................               4,600                     *
A. Clayton Perfall(6)....................................             200,000                     *
All directors and executive officers as a group (8
  persons)(7)............................................          23,051,977                 60.52%

---------------
 *  Less than 1%.

(1) Unless otherwise specified, the address of each of the persons in the table above is 6903 Rockledge Drive, 15th Floor, Bethesda, Maryland 20817.

(2) Based upon 37,891,144 shares of Snyder Common Stock outstanding. Unless otherwise indicated, each named owner has the sole voting power and investment power of the shares set forth.

(3) Consists of shares held in a limited partnership in which a corporation is an 84.85% general partner and Fred Drasner is a 15.15% limited partner. One-third of the shares of such corporate general partner are owned by Mortimer B. Zuckerman and two-thirds of such shares are owned by the MBZ Trust of 1996, for which an outside person acts as the Trustee. Mr. Zuckerman's address is 599 Lexington Avenue, Suite 1300, New York, New York 10022. The address of MBZ Trust of 1996 is c/o Boston Properties, 8 Arlington Street, Boston, MA 02116.

(4) Mr. Drasner's address is 450 West 33rd Street, New York, New York 10001.

(5) Mr. Jennings' address is 551 Fifth Avenue, New York, New York 11176.

(6) All such shares of Snyder Common Stock issuable upon exercise of currently exercisable options.

(7) Includes 200,000 shares of Snyder Common Stock issuable upon exercise of currently exercisable options.

                                 LEGAL MATTERS

     The legality of the Snyder Common Stock to be issued in the Merger will be passed upon for Snyder by Weil, Gotshal & Manges LLP, counsel to Snyder. Schulte Roth & Zabel LLP, counsel to American List, will render an opinion with respect to certain federal income tax consequences of the Merger. See "The Merger -- Certain Federal Income Tax Consequences of the Merger."

                                    EXPERTS

     The consolidated financial statements and schedule of American List for the years ended February 28, 1997 and February 29, 1996 and February 28, 1995, appearing in this Proxy Statement/Prospectus have been so included in reliance upon reports of Grant Thornton LLP, independent certified public accountants, given on the authority of such firm as experts in accounting and auditing. Representatives of Grant Thornton LLP are expected to be present at the Meeting, where they will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

     The historical consolidated financial statements of Snyder Communications, Inc., appearing in this Proxy Statement/Prospectus as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, and the related schedule included in the Registration Statement of which this Proxy Statement/Prospectus forms a part, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in its reports thereon included herein. Such consolidated financial statements and schedule are so included in reliance upon reports of Arthur Andersen LLP pertaining to such financial statements and schedule given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Brann and its subsidiaries as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, have been audited by Price Waterhouse, Chartered Accountants, as set forth in its report thereon included herein. Such consolidated financial statements are so included in reliance upon reports of Price Waterhouse, Chartered Accountants, pertaining to such financial statements and schedule given upon the authority of such firm as experts in accounting and auditing.

                       STOCKHOLDER PROPOSALS FOR THE 1997
                  ANNUAL MEETING OF AMERICAN LIST STOCKHOLDERS

     If the Merger is not consummated, it is currently anticipated that the 1997 Annual Meeting of stockholders of American List will be held on or about December 8, 1997. If such meeting is held, stockholder proposals intended to be presented at such meeting must be received by American List not later than July 14, 1997 for inclusion in the proxy materials for such meeting.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
AMERICAN LIST CORPORATION
Report of Independent Certified Public Accountants...................................    F-2
Consolidated Balance Sheets
  February 28, 1997 and February 29, 1996............................................    F-3
Consolidated Statements of Earnings
  Year Ended February 28, 1997, February 29, 1996 and February 28, 1995..............    F-4
Consolidated Statement of Stockholders' Equity
  Year Ended February 28, 1997, February 29, 1996 and February 28, 1995..............    F-5
Consolidated Statements of Cash Flows
  Year Ended February 28, 1997, February 29, 1996 and February 28, 1995..............    F-6
Notes to Consolidated Financial Statements...........................................    F-7

SNYDER COMMUNICATIONS, INC.
Condensed Consolidated Balance Sheet as of December 31, 1996 and March 31, 1997......   F-15
Condensed Consolidated Statement of Income for the three months ended March 31, 1996
  and 1997...........................................................................   F-16
Condensed Consolidated Statement of Cash Flows for the three months ended March 31,
  1996 and 1997......................................................................   F-17
Notes to Condensed Consolidated Financial Statements.................................   F-18
Report of Independent Public Accountants.............................................   F-21
Consolidated Balance Sheet as of December 31, 1995 and 1996..........................   F-22
Consolidated Statement of Income, including pro forma data for the years ended
  December 31, 1994, 1995 and 1996...................................................   F-23
Consolidated Statement of Equity for the years ended December 31, 1994, 1995 and
  1996...............................................................................   F-24
Consolidated Statement of Cash Flows for the years ended December 31, 1994, 1995 and
  1996...............................................................................   F-25
Notes to Consolidated Financial Statements...........................................   F-26

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
  AMERICAN LIST CORPORATION

     We have audited the accompanying consolidated balance sheets of American List Corporation and Subsidiaries as of February 28, 1997 and February 29, 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended February 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American List Corporation and Subsidiaries as of February 28, 1997 and February 29, 1996, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended February 28, 1997 in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

Melville, New York
April 11, 1997

                   AMERICAN LIST CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                      FEBRUARY 28,   FEBRUARY 29,
                                                                          1997           1996
                                                                      ------------   ------------
CURRENT ASSETS
  Cash and cash equivalents.........................................  $  3,101,520   $  3,611,609
  Marketable securities.............................................     6,297,412      7,775,051
  Trade accounts receivable, net of allowance for doubtful accounts
     of $80,000 and $50,000, respectively...........................     5,469,023      5,781,175
  Unamortized costs of lists........................................       856,943        869,899
  Prepaid income taxes..............................................       407,894        192,152
  Prepaid expenses and other........................................        59,187        127,380
                                                                      ------------   ------------
          Total current assets......................................    16,191,979     18,357,266
PROPERTY AND EQUIPMENT -- AT COST
  Furniture and fixtures............................................       362,753        294,783
  Computer equipment................................................     1,137,021      1,000,824
  Leasehold improvements............................................        86,979         10,959
                                                                      ------------   ------------
                                                                         1,586,753      1,306,566
  Less accumulated depreciation.....................................     1,075,079        845,121
                                                                      ------------   ------------
                                                                           511,674        461,445
DEFERRED LICENSE COST, net of accumulated amortization of $884,000
  and $549,000, respectively........................................     2,455,782      2,790,369
UNAMORTIZED COSTS OF LISTS..........................................       522,186        494,200
OTHER ASSETS........................................................       357,195        406,792
                                                                      ------------   ------------
                                                                      $ 20,038,816   $ 22,510,072
                                                                      ============   ============
                              LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt.................................  $    374,113   $    445,645
  Accounts payable..................................................       354,921        240,973
  Accrued pension and profit-sharing contributions..................       227,517        202,773
  Accrued salaries..................................................       196,562        270,564
  Accrued expenses..................................................       346,293        239,553
                                                                      ------------   ------------
          Total current liabilities.................................     1,499,406      1,399,508
LONG-TERM DEBT......................................................     1,540,117      1,893,264
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
  Common stock, par value $.01 per share; authorized 20,000,000
     shares; issued 4,466,678 and 4,541,403 shares, respectively....        44,667         45,414
  Additional paid-in capital........................................     4,174,899      6,459,011
  Unrealized gain on marketable securities..........................         3,747          4,687
  Retained earnings.................................................    14,101,795     12,708,188
                                                                      ------------   ------------
                                                                        18,325,108     19,217,300
  Less treasury stock at cost -- 55,000 shares......................    (1,325,815)            --
                                                                      ------------   ------------
                                                                        16,999,293     19,217,300
                                                                      ------------   ------------
                                                                      $ 20,038,816   $ 22,510,072
                                                                      ============   ============

        The accompanying notes are an integral part of these statements.

                   AMERICAN LIST CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                          YEAR ENDED
                                                          ------------------------------------------
                                                          FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,
                                                              1997           1996           1995
                                                          ------------   ------------   ------------
Revenues................................................  $ 18,471,146   $ 18,886,844   $ 15,494,219
Costs and expenses
  Cost of operations....................................     3,065,750      2,902,328      2,200,784
  Selling, general and administrative expenses..........     4,940,229      4,238,206      3,615,328
                                                          ------------   ------------   ------------
                                                             8,005,979      7,140,534      5,816,112
                                                          ------------   ------------   ------------
          Operating income..............................    10,465,167     11,746,310      9,678,107
Other income (expense)
  Investment income.....................................       390,611        476,142        378,430
  Interest expense......................................      (154,355)      (185,430)      (129,487)
                                                          ------------   ------------   ------------
          Earnings before provision for income taxes....    10,701,423     12,037,022      9,927,050
Provision for income taxes..............................     3,953,000      4,428,000      3,751,000
                                                          ------------   ------------   ------------
          NET EARNINGS..................................  $  6,748,423   $  7,609,022   $  6,176,050
                                                          ============   ============   ============
Net earnings per common share...........................  $       1.51   $       1.68   $       1.36
                                                          ============   ============   ============
Weighted average shares outstanding.....................     4,462,421      4,542,397      4,557,445
                                                          ============   ============   ============

        The accompanying notes are an integral part of these statements.

                   AMERICAN LIST CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
     YEARS ENDED FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

                                                                        UNREALIZED
                                                         ADDITIONAL     GAIN (LOSS)
                                                           PAID-IN     ON MARKETABLE    RETAINED      TREASURY
                                    SHARES     AMOUNT      CAPITAL      SECURITIES      EARNINGS        STOCK         TOTAL
                                   ---------   -------   -----------   -------------   -----------   -----------   -----------
Balance at March 1, 1994.........  4,142,556   $41,426                                 $12,867,120                 $12,908,546
  Issuance of common stock in
    connection with 10% stock
    dividend.....................    414,157    4,141    $ 6,881,219                    (6,885,360)
  Issuance of common stock in
    connection with exercise of
    stock options................      3,300       33         32,092                                                    32,125
  Unrealized loss on marketable
    securities...................                                       $   (11,833)                                   (11,833)
  Net earnings...................                                                        6,176,050                   6,176,050
  Cash dividends declared on
    common stock -- $.60 per
    share........................                                                       (2,734,523)                 (2,734,523)
                                   ---------   -------   -----------   -------------   -----------   -----------   -----------
Balance at February 28, 1995.....  4,560,013   45,600      6,913,311        (11,833)     9,423,287                  16,370,365
  Issuance of common stock in
    connection with exercise of
    stock options................      6,290       63         62,323                                                    62,386
  Purchase and retirement of
    treasury stock...............    (24,900)    (249)      (516,623)                                                 (516,872)
  Unrealized gain on marketable
    securities...................                                            16,520                                     16,520
  Net earnings...................                                                        7,609,022                   7,609,022
  Cash dividends declared on
    common stock -- $.95 per
    share........................                                                       (4,324,121)                 (4,324,121)
                                   ---------   -------   -----------   -------------   -----------   -----------   -----------
Balance at February 29, 1996.....  4,541,403   45,414      6,459,011          4,687     12,708,188                  19,217,300
  Issuance of common stock in
    connection with exercise of
    stock options................     35,275      353        482,797                                                   483,150
  Purchase and retirement of
    treasury stock...............   (110,000)  (1,100)    (2,766,909)                                               (2,768,009)
  Purchase of common stock for
    treasury.....................                                                                    $(1,325,815)   (1,325,815)
  Unrealized loss on marketable
    securities...................                                              (940)                                      (940)
  Net earnings...................                                                        6,748,423                   6,748,423
  Cash dividends declared on
    common stock -- $1.20 per
    share........................                                                       (5,354,816)                 (5,354,816)
                                   ---------   -------   -----------   -------------   -----------   -----------   -----------
Balance at February 28, 1997.....  4,466,678   $44,667   $ 4,174,899    $     3,747    $14,101,795   $(1,325,815)  $16,999,293
                                   =========   =======   ===========   =============    ==========   ===========   ===========

         The accompanying notes are an integral part of this statement.

                   AMERICAN LIST CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         YEAR ENDED
                                                       ----------------------------------------------
                                                       FEBRUARY 28,     FEBRUARY 29,     FEBRUARY 28,
                                                           1997             1996             1995
                                                       ------------     ------------     ------------
Cash flows from operating activities
  Net earnings.......................................   $ 6,748,423     $  7,609,022     $  6,176,050
  Adjustments to reconcile net earnings to net cash
     provided by operating activities
     Depreciation and amortization...................       693,997          510,102          302,244
     Provision for losses on accounts receivable.....       (73,691)         (17,734)         (22,955)
     Amortization of bond premium....................       200,299          220,937          256,992
     Gain on sale of investments.....................                        (12,745)
     Changes in operating assets and liabilities, net
       of acquisition in fiscal 1996
       Accounts receivable...........................       385,843       (1,355,854)      (1,431,636)
       Unamortized costs of lists....................       (15,030)         223,972          195,837
       Prepaid income taxes..........................      (215,742)        (192,152)
       Prepaid expenses and other....................        68,193          (84,338)          28,436
       Other assets..................................       (79,855)        (116,489)         (52,219)
       Accounts payable..............................       113,948          (64,168)         (34,764)
       Accrued pension and profit-sharing
          contributions..............................        24,744           10,724            5,536
       Accrued salaries..............................       (74,002)        (118,996)        (176,973)
       Accrued expenses..............................       282,061          183,454          156,980
       Income taxes payable..........................                       (170,337)        (745,259)
                                                       ------------     ------------     ------------
          Net cash provided by operating
            activities...............................     8,059,188        6,625,398        4,658,269
                                                       ------------     ------------     ------------
Cash flows from investing activities
  Capital expenditures...............................   $  (280,187)    $   (156,969)    $    (71,176)
  Sale (purchase) of marketable securities...........     1,276,400         (680,756)      (1,959,812)
  Acquisition of subsidiary, net of cash acquired....                        (69,534)
  Proceeds from sale of marketable securities........                         75,443
  Deferred license costs.............................                                        (600,000)
                                                       ------------     ------------     ------------
          Net cash provided by (used in) investing
            activities...............................       996,213         (831,816)      (2,630,988)
                                                       ------------     ------------     ------------
Cash flows from financing activities
  Proceeds from issuance of common stock.............       483,150           62,386           32,125
  Cash dividends paid................................    (5,354,816)      (4,324,121)      (3,563,034)
  Acquisition of common stock........................    (4,093,824)        (516,872)
  Payment of long-term debt..........................      (600,000)        (600,000)
                                                       ------------     ------------     ------------
          Net cash used in financing activities......    (9,565,490)      (5,378,607)      (3,530,909)
                                                       ------------     ------------     ------------
          NET (DECREASE) INCREASE IN CASH AND CASH
            EQUIVALENTS..............................      (510,089)         414,975       (1,503,628)
Cash and cash equivalents at beginning of year.......     3,611,609        3,196,634        4,700,262
                                                       ------------     ------------     ------------
Cash and cash equivalents at end of year.............   $ 3,101,520     $  3,611,609     $  3,196,634
                                                        ===========     ============     ============

        The accompanying notes are an integral part of these statements.

                   AMERICAN LIST CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

NOTE A -- DESCRIPTION OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

     American List Corporation ("ALC"), through its wholly-owned subsidiary, American Student List Company, Inc. ("ASL"), primarily develops, maintains and markets databases of high school, college and pre-school through junior high school students in the United States. ASL rents lists to its customers derived from its database for use primarily in direct mail and marketing programs. ASL's customers consist mainly of list brokers and advertising agencies, financial institutions, retailers and educational institutions. These customers are located primarily in the United States. ALC's wholly-owned subsidiary, GeoDemX Corporation ("GeoDemX"), is engaged in the sale of software that incorporates computerized mapping and electronic demographic data for the generation of sales leads.

     A summary of the significant accounting policies applied on a consistent basis in the preparation of the accompanying consolidated financial statements follows:

1. Principles Applied in Consolidation

     The consolidated financial statements include the accounts of American List Corporation and its wholly-owned subsidiaries, American Student List Company, Inc. and GeoDemX Corporation, (the "Company"). All significant intercompany balances and transactions have been eliminated.

2. Depreciation and Amortization

     Depreciation and amortization of property and equipment are provided primarily on the straight-line basis over the estimated useful lives of the respective assets, generally ranging from three to seven years.

3. Revenue Recognition

     Revenues from the sale of lists are recognized upon the shipment to customers of lists on computerized labels, magnetic tape or computer diskettes for a one-time usage. Additional billings are made by the Company for additional usage by the customers. Revenues from the sale of software use are recognized upon installation by the Company and acceptance from customers. Historically, actual sales returns and allowances have not been material.

4. Costs of Lists

     Costs of purchased lists are amortized on a straight-line basis over their estimated useful lives, generally one to five years. The Company determines the useful lives of its lists based upon the estimated period of time such lists are marketable. The portion of the list amortized within one year from the balance sheet date is classified as a current asset. The Company periodically reviews the marketability of its lists and, accordingly, the respective estimated useful lives. Such reviews, to date, have not resulted in revised estimates of useful lives of the lists.

5. Earnings per Share

     Earnings per share are based upon the weighted average number of shares of common stock outstanding during the year. Common stock equivalents are not included in the computation as they are not materially dilutive.

6. Income Taxes

     Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their

                   AMERICAN LIST CORPORATION AND SUBSIDIARIES

           FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

7. Marketable Securities

     The Company's investments are classified into three categories. Those securities classified as "trading" or "available-for-sale" are reported at market value. Debt securities are classified as "held to maturity" which are reported at amortized cost. Cost is determined using the specific identification method. Unrealized gains and losses from securities "available-for-sale" are reported as a separate component of stockholders' equity, net of related tax effects.

8. Statement of Cash Flows

     The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company paid income taxes for the years ended February 28, 1997, February 29, 1996 and February 28, 1995 of $4,211,395, $4,832,044, and $4,553,686, respectively.
During fiscal 1995, the Company had noncash investing and financing activities in connection with the acquisition of a licensing agreement of approximately $3,339,000.

9. Financial Instruments and Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, marketable securities and accounts receivable. The Company places its investments in highly rated financial institutions, United States Treasury bills, investment grade short-term debt instruments and state and local municipalities, while limiting the amount of credit exposure to any one entity. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers, generally short payment terms, and their dispersion across geographic areas.

10. Use of Estimates

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

11. New Accounting Standards Not Yet Adopted

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which is effective for financial statements for both interim and annual periods ending after December 15, 1997. Early adoption of the new standard is not permitted. The standard eliminates primary and fully diluted earnings per share and requires presentation of basic and diluted earnings per share together with disclosure of how the per share amounts were computed. The adoption of this new standard is not expected to have a material impact on the disclosure of earnings per share in the consolidated financial statements.

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 129 ("SFAS No. 129"), "Disclosure of Information About Capital Structure." The Company does not anticipate that SFAS No. 129 will have a material impact on the consolidated financial statements.

                   AMERICAN LIST CORPORATION AND SUBSIDIARIES

           FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

NOTE B -- MARKETABLE SECURITIES

     The amortized cost, unrealized gains and losses, and market values of the Company's held-to-maturity and available-for-sale securities are summarized as follows:

                                                                  GROSS         GROSS
                                                  AMORTIZED     UNREALIZED    UNREALIZED      MARKET
                                                     COST         GAINS         LOSSES        VALUE
                                                  ----------    ----------    ----------    ----------
February 28, 1997
  Held to maturity, maturing in less than one
     year
     State and municipal bonds................... $5,571,856     $  4,493      $  (5,945)   $5,570,404
     Certificates of deposit.....................    188,656                        (547)      188,109
                                                  ----------    ----------    ----------    ----------
                                                  $5,760,512     $  4,493      $  (6,492)   $5,758,513
                                                  ==========     ========      =========    ==========
  Available for sale
     Equity securities........................... $  104,452     $  1,192      $ (23,739)   $   81,905
     Government income securities................    498,162                     (43,167)      454,995
                                                  ----------     --------      ---------    ----------
                                                  $  602,614     $  1,192      $ (66,906)   $  536,900
                                                  ==========     ========      =========    ==========
February 29, 1996
  Held to maturity, maturing in less than one
     year
     State and municipal bonds................... $6,484,774     $  8,116      $    (718)   $6,492,172
     U.S. Treasury bills.........................    500,353                        (116)      500,237
     Certificates of deposit.....................    281,955                        (541)      281,414
                                                  ----------     --------      ---------    ----------
                                                  $7,267,082     $  8,116      $  (1,375)   $7,273,823
                                                  ==========     ========      =========    ==========
  Available for sale
     Equity securities........................... $  102,882     $  1,091      $ (30,760)   $   73,213
     Government income securities................    469,808                     (35,052)      434,756
                                                  ----------     --------      ---------    ----------
                                                  $  572,690     $  1,091      $ (65,812)   $  507,969
                                                  ==========     ========      =========    ==========
February 28, 1995
  Held to maturity, maturing in less than one
     year
     State and municipal bonds................... $6,214,203     $  3,566      $ (15,947)   $6,201,822
     U.S. Treasury bills.........................    613,840       14,362                      628,202
                                                  ----------     ---------     ---------    ----------
                                                  $6,828,043     $ 17,928      $ (15,947)   $6,830,024
                                                  ==========     ========      =========    ==========
  Available for sale
     Equity securities........................... $  173,293     $    803      $ (43,763)   $  130,333
     Government income securities................    439,968                     (46,934)      393,034
                                                  ----------     --------      ---------    ----------
                                                  $  613,261     $    803      $ (90,697)   $  523,367
                                                  ==========     ========      =========    ==========

     As a result of changes in market value of the available-for-sale security portfolio, a valuation adjustment of $3,747, $4,687 and $(11,833), net of deferred taxes, is recorded as a separate component of stockholders' equity at February 28, 1997, February 29, 1996 and February 28, 1995, respectively.

                   AMERICAN LIST CORPORATION AND SUBSIDIARIES

           FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

NOTE C -- INCOME TAXES

     The Company files a consolidated Federal income tax return.

     Income tax expense is comprised of the following elements:

                                                        1997           1996           1995
                                                     ----------     ----------     ----------
    Current
      Federal......................................  $3,374,000     $3,817,000     $3,126,000
      State........................................     579,000        611,000        625,000
                                                     ----------     ----------     ----------
                                                     $3,953,000     $4,428,000     $3,751,000
                                                     ==========     ==========     ==========

     The difference between these amounts and amounts computed by applying the statutory Federal income tax rate to earnings before taxes is as follows:

                                         YEAR ENDED FEBRUARY   YEAR ENDED FEBRUARY   YEAR ENDED FEBRUARY
                                              28, 1997              29, 1996              28, 1995
                                         -------------------   -------------------   -------------------
                                                       % OF                  % OF                  % OF
                                                      PRETAX                PRETAX                PRETAX
                                           AMOUNT     INCOME     AMOUNT     INCOME     AMOUNT     INCOME
                                         ----------   ------   ----------   ------   ----------   ------
Computed "expected" tax expense......... $3,638,484    34.0%   $4,092,587    34.0%   $3,375,200    34.0%
Increases (reductions) in taxes
  resulting from
  State income taxes, net of Federal
     income tax benefit.................    382,140     3.5       403,260     3.4       412,500     4.2
  Other.................................    (67,624)    (.6)      (67,847)    (.6)      (36,700)    (.4)
                                         ----------    ----    ----------    ----    ----------    ----
Actual tax expense                       $3,953,000    36.9%   $4,428,000    36.8%   $3,751,000    37.8%
                                         ==========    ====    ==========    ====    ==========    ====

NOTE D -- PENSION AND PROFIT-SHARING PLANS

     Effective March 1, 1974, the Company adopted both pension and profit-sharing plans covering all full-time employees, as defined, which provide for death and retirement benefits. The noncontributory plans are funded through the purchase of insurance policies and contributions to trust funds.

     Contributions and trust earnings of the plans are credited to the account of each employee. The plans are defined contribution plans and, accordingly, individual benefits are limited to the balance of the trust funds and amounts payable under the insurance policies.

     Pension and profit-sharing expenses have been charged as follows for the years ended:

                                                      FEBRUARY 28,     FEBRUARY 29,     FEBRUARY 28,
                                                          1997             1996             1995
                                                      ------------     ------------     ------------
    Pension expense.................................    $195,311         $178,306         $174,222
    Profit-sharing expense..........................      30,000           25,000           23,000
                                                      ------------     ------------     ------------
                                                        $225,311         $203,306         $197,222
                                                       =========        =========        =========

NOTE E -- LICENSE AGREEMENT

     Effective July 1, 1994, the Company entered into an exclusive licensing agreement, whereby the Company obtained a ten-year license to use, reproduce and distribute a defined segment of the licensor's lists and to use their sources and customer list to compile and market the Company's own lists. The licensor will have the nonexclusive right to broker the licensed list to third parties in return for a commission.

                   AMERICAN LIST CORPORATION AND SUBSIDIARIES

           FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

     As consideration for the granting of the license, the Company will pay a total of $4,200,000. The license fee is payable in three annual installments of $600,000 which began July 1994; three annual installments of $500,000 beginning July 1997; three annual installments of $250,000 beginning July 2000; and a final installment of $150,000 in July 2003.

     The Company has recorded the cost and related obligation for the license, net of imputed interest at 7.25%, which approximated $3.3 million. The net cost of the license is being amortized on a straight-line basis over the ten-year term of the license agreement.

     In the event that facts and circumstances indicate that the deferred cost of the license may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the license would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. Impairment would be recognized in operating results if a permanent diminution in value were to occur. At February 28, 1997, the value of the asset ("deferred license cost") is estimated to be fully recoverable.

NOTE F -- COMMITMENTS AND CONTINGENCIES

  Lease Commitments

     The Company currently occupies an office and computer facility under an operating lease which commenced June 15, 1991 and expires June 15, 2001. The lease, as amended on July 1, 1996, currently provides for an annual base rent of $285,812 which will increase ratably over the term of the lease to a maximum of $331,050. The lease contains an escalation clause relating to increases in real estate taxes.

     The Company also maintains a branch sales office under an operating lease which commenced on July 1, 1996 and expires June 30, 2001. The lease currently provides for an annual base rent of $16,500, which will increase ratably over the term of the lease to a maximum of $19,738.

     The approximate minimum rental commitments under these operating leases are as follows:

                            YEARS ENDING FEBRUARY 28,
    -------------------------------------------------------------------------
         1998................................................................  $  322,000
         1999................................................................     331,000
         2000................................................................     341,000
         2001................................................................     351,000
         2002................................................................     101,000
                                                                               ----------
              Total minimum payments required................................  $1,446,000
                                                                                =========

     Total rent expense for the years ended February 28, 1997, February 29, 1996 and February 28, 1995 including escalation payments, amounted to approximately $394,000, $294,000 and $288,000, respectively.

Legal Proceedings

     An officer of the Company, who was subject to an employment agreement expiring in March 2001, was terminated in February 1997. The employee has challenged the basis for termination under the terms of such agreement before an independent arbitrator and accordingly seeks reinstatement, back pay and benefits. As of the date of this Proxy Statement/Prospectus, the Company's counsel with respect to this matter believes that the Company has meritorious defenses and is pursuing the matter vigorously Furthermore, the Company does not believe that this action will have a material adverse affect on the Company's results of operations, cash flow or financial position.

                   AMERICAN LIST CORPORATION AND SUBSIDIARIES

           FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

     From time to time, the Company is subject to ordinary routine litigation and various other legal proceedings, claims and liabilities which are incidental to the business. The Company believes that none of these other legal proceedings has had or is likely to have a material adverse affect on the Company's results of operations, cash flow or financial position.

NOTE G -- STOCKHOLDERS' EQUITY

     The Company's 1992 Stock Option Plan (the "Plan") provides for the issuance of options to purchase up to 300,000 shares, as adjusted, of common stock. The Plan provides for the issuance of both incentive stock options to purchase the Company's common stock at not less than fair market value on the date of the grant and nonqualified options to purchase shares at exercise prices determined by the Board of Directors.

     A summary of stock option activity related to the Company's Plan is as follows:

                                                      INCENTIVE STOCK OPTIONS
                                               -------------------------------------    NONQUALIFIED
                                                                           WEIGHTED-    STOCK OPTIONS
                                                                            AVERAGE    ---------------
                                                                           EXERCISE    PRICE
                                                 PRICE RANGE     SHARES      PRICE     RANGE    SHARES
                                               ---------------   -------   ---------   ------   ------
Outstanding at March 1, 1995.................  $ 9.39 - $18.00   135,145    $ 16.08    $11.89   1,650
  Granted....................................   21.00 -  29.88    57,500      22.01
  Exercised..................................    9.39 -  11.89    (6,290)     10.18
                                                                 -------                        ------
Outstanding at February 29, 1996.............    9.39 -  29.88   186,355      18.12     11.89   1,650
  Granted....................................            26.88     7,000      26.88
  Exercised..................................    9.39 -  18.00   (35,275)     13.70
  Expired....................................            18.00   (75,000)     18.00
                                                                 -------                        ------
Outstanding at February 28, 1997.............  $10.08 - $29.88    83,080    $ 20.85    $11.89   1,650
                                                                 =======    =======    ======   =====
Exercisable at February 28, 1997.............  $10.08 - $29.88    83,080    $ 20.85    $11.89   1,650
                                                                 =======    =======    ======   =====

     The following table summarizes information concerning currently outstanding and exercisable incentive stock options:

                                             WEIGHTED-AVERAGE
   RANGE OF         NUMBER OUTSTANDING     REMAINING CONTRACTUAL     WEIGHTED-AVERAGE
EXERCISE PRICES      AND EXERCISABLE           LIFE (YEARS)           EXERCISE PRICE
---------------     ------------------     ---------------------     ----------------
 $10 - $20                18,415           6.8 years.......               $14.95
  20 -  30                64,665           8.26 years......                22.54
                         -------
                          83,080
                    ==============

     The weighted average option fair value on the grant date was $11.34 and $9.09 for options issued during the years ended February 28, 1997 and February 28, 1996, respectively.

                   AMERICAN LIST CORPORATION AND SUBSIDIARIES

           FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

     The Company has adopted only the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"); it applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for the Plan and does not recognize compensation expense for such Plan. If the Company had elected to recognize compensation expense based upon the fair value at the grant dates for awards under these plans consistent with the methodology prescribed by SFAS No. 123, the Company's reported net earnings and earnings per share would be reduced to the pro forma amounts indicated below for the years ended:

                                                                  FEBRUARY 28,     FEBRUARY 29,
                                                                      1997             1996
                                                                  ------------     ------------
    Net earnings
      As reported...............................................   $ 6,748,423      $ 7,609,022
      Pro forma.................................................     6,655,393        7,051,597
    Earnings per common share
      As reported...............................................   $      1.51      $      1.68
      Pro forma.................................................          1.49             1.55

     These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants made before fiscal 1996. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the fiscal years ended February 28, 1997 and February 29, 1996, respectively: expected volatility of 34 and 32 percent; risk-free interest rates of 6.51 and 6.39 percent; and expected life of seven years for both years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the use of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     On May 23, 1996, the Board of Directors increased the number of shares the Company may repurchase under its common stock purchase plan to 300,000 shares of the Company's common stock. On April 7 and November 16, 1995, the Company purchased 24,600 and 300 shares of its common stock for $509,238 and $7,634, respectively. In May 1996, the Company purchased 110,000 shares of its common stock in the open market for $2,768,009. In January 1997, the Company purchased 55,000 shares of its common stock in the open market for $1,325,815.

     In connection with the transaction described in Note I, the Company has discontinued its common stock buy-back program.

NOTE H -- ACQUISITION OF GEODEMX

     On June 22, 1995, the Company acquired substantially all of the operating assets and liabilities of GeoDemX for nominal consideration. The purchase agreement provides for, among other things, additional consideration to be paid based on a percentage of GeoDemX's annual pretax earnings through February 28, 1999. Such additional consideration shall be paid through the issuance of the Company's common stock. However, the sellers may elect to receive up to 50% of such additional consideration in cash. The cost in excess of the fair value of the net assets acquired, approximating $125,000, has been included in other assets, and was being amortized on a straight-line basis over a five-year period. The Company periodically reviews

                   AMERICAN LIST CORPORATION AND SUBSIDIARIES

           FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

and evaluates whether there has been any permanent impairment in the value of recorded amounts. Factors considered in the valuation include current operating results, trends and anticipated undiscounted future cash flows. During the fourth quarter of fiscal 1997, the Company recognized a goodwill impairment charge of approximately $100,000 related to the June 1995 acquisition of GeoDemX.

     At the date of acquisition, the Company set forth certain conditions and expectations for the GeoDemX business. At present, it cannot assure that it will continue to fund the operations of GeoDemX. However, the Company expects to recover the carrying value of the net assets of GeoDemX ($133,000) at February 28, 1997.

NOTE I -- SUBSEQUENT EVENT

     On March 18, 1997, the Company entered into an Agreement and Plan of Merger (the "Agreement") with Snyder Communications, Inc. ("Snyder") and will become a wholly-owned subsidiary of Snyder.

     In accordance with the Agreement, each share of the Company's common stock outstanding immediately prior to the merger will be converted into shares of Snyder common stock equal to the exchange ratio determined in the following manner: (i) if the average final closing price of the Snyder common stock equals or exceeds $32.00, the exchange ratio will be 1.00; (ii) if the average final closing price equals or exceeds $28.00 but is less than $32.00, the exchange ratio will equal the quotient of $32.00 divided by the average final closing price; (iii) if the average final closing price equals or exceeds $26.00 but is less than $28.00, the exchange ratio will be 1.14; and (iv) if the average final closing price is less than $26.00, the exchange ratio will equal the quotient (rounded to four decimal places) of $29.71 divided by the average final closing price, as defined. Snyder has the right to terminate the Agreement if the average final closing price of its common stock is less than $24.00 per share. The Company has the right to terminate the Agreement if the average final closing price of Snyder's common stock is less than $20.00 per share.

     The merger is subject to approval by the stockholders of the Company and to customary regulatory approval.

                          SNYDER COMMUNICATIONS, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET

                                                                     DECEMBER 31,     MARCH 31,
                                                                         1996           1997
                                                                     ------------    -----------
                                                                                     (UNAUDITED)

ASSETS
Current assets:
     Cash and equivalents.........................................   $ 53,475,047    $37,645,872
     Accounts receivable, net of allowance for doubtful accounts of $779,863 and $681,125 at December 31, 1996 and March 31,
      1997, respectively..........................................     20,353,637     21,344,363
     Unbilled services............................................      3,823,608      5,583,689
     Inventory....................................................        763,284      1,489,820
     Deferred tax asset...........................................      1,323,921      1,587,689
     Prepaid expenses and other assets............................      2,073,625      1,926,527
                                                                     ------------    -----------
          Total current assets....................................     81,813,122     69,577,960
Property and equipment, net.......................................     17,315,877     21,215,340
Goodwill..........................................................      3,386,861      7,352,559
Deposits and other assets.........................................      2,077,682      1,011,676
                                                                     ------------    -----------
          Total assets............................................   $104,593,542    $99,157,535
                                                                      ===========     ==========
LIABILITIES AND EQUITY
Current liabilities:
     Lines of credit..............................................   $  2,294,522    $ 2,503,204
     Current obligations under capital leases.....................      1,108,954        846,926
     Accounts payable and accrued expenses........................     27,862,386     28,121,828
     Accrued payroll..............................................      5,175,719      2,656,715
     Unearned revenue.............................................      4,641,998      4,824,139
                                                                     ------------    -----------
          Total current liabilities...............................     41,083,579     38,952,812
Deferred income taxes.............................................        170,817        231,593
Deferred rent.....................................................         88,718         88,718
Brann Holdings Limited mandatorily redeemable preferred stock,
  held by related parties.........................................      5,110,241             --
Long-term debt and obligations under capital leases...............      8,043,172      7,350,279
                                                                     ------------    -----------
          Total liabilities.......................................     54,496,527     46,623,402
Equity:
     Preferred stock, $.001 par value, 5,000,000 shares
      authorized, none issued and outstanding at December 31, 1996
      and March 31, 1997..........................................             --             --
     Common stock, $.001 par value, 120,000,000 shares authorized,
      37,226,214 and 37,401,214 shares issued and outstanding at
      December 31, 1996 and March 31, 1997, respectively..........         37,226         37,401
     Additional paid-in capital...................................     46,006,027     61,059,910
     Retained earnings (deficit)..................................      3,759,015     (8,723,791)
     Cumulative foreign currency translation adjustment...........        294,747        160,613
                                                                     ------------    -----------
          Total equity............................................     50,097,015     52,534,133
                                                                     ------------    -----------
          Total liabilities and equity............................   $104,593,542    $99,157,535
                                                                     ============    ===========

   The accompanying notes are an integral part of this condensed consolidated balance sheet.

                          SNYDER COMMUNICATIONS, INC.
                   CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)

                                                                        FOR THE THREE MONTHS
                                                                           ENDED MARCH 31,
                                                                     ---------------------------
                                                                        1996            1997
                                                                     -----------    ------------
Revenues..........................................................   $40,505,922    $ 49,053,118
Operating expenses:
     Cost of services.............................................    30,290,730      34,555,284
     Selling, general and administrative expenses.................     6,922,850       9,694,664
     Compensation to stockholders.................................       456,979              --
     Acquisition costs............................................            --      16,181,134
                                                                     -----------    ------------
                                                                      37,670,559      60,431,082
                                                                     -----------    ------------
Income (loss) from operations.....................................     2,835,363     (11,377,964)
Interest expense..................................................      (509,790)       (300,773)
Interest income...................................................        74,293         537,483
                                                                     -----------    ------------
Income (loss) before taxes........................................     2,399,866     (11,141,254)
Income tax provision..............................................        28,306       1,341,551
                                                                     -----------    ------------
Net income (loss).................................................   $ 2,371,560    $(12,482,805)
                                                                     ===========    ============
Pro forma income data (unaudited):
     Historical income before taxes as reported...................   $ 2,399,866
     Pro forma provision for income taxes.........................    (1,068,420)
                                                                     -----------
          Pro forma net income....................................   $ 1,331,446
                                                                     ===========
Net income (loss) per share:
     Net income (loss) as reported................................          0.07           (0.33)
     Pro forma adjustment.........................................         (0.03)             --
                                                                     -----------    ------------
          Net income (loss) per share.............................          0.04           (0.33)
                                                                     ===========    ============
Shares used in computing net income per share.....................    33,163,052      37,364,201
                                                                     ===========    ============

   The accompanying notes are an integral part of this condensed consolidated financial statement.

                          SNYDER COMMUNICATIONS, INC.
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                                                                        FOR THE THREE MONTHS
                                                                           ENDED MARCH 31,
                                                                     ---------------------------
                                                                        1996            1997
                                                                     -----------    ------------
Cash flows from operating activities:
Net income (loss).................................................   $ 2,371,560    $(12,482,806)
Adjustments to reconcile net income (loss) to net cash provided by
  (used in) operating activities:
     Depreciation and amortization................................     1,004,935       1,437,481
     Noncash expense from accelerated vesting of Brann Holdings,
      Ltd. options................................................            --       9,096,899
     (Gain) loss on disposal of assets............................       (35,227)         12,920
     Deferred taxes...............................................      (133,309)       (202,992)
Changes in assets and liabilities:
     Accounts receivable..........................................    (1,713,378)       (990,726)
     Deposits and other assets....................................       (58,666)        857,674
     Prepaid expenses and other assets............................      (642,025)        147,098
     Accrued payroll..............................................      (642,865)     (2,519,004)
     Accounts payable and accrued expenses........................     3,714,064       1,347,176
     Unearned revenue.............................................       145,521         182,141
     Unbilled services............................................    (2,329,172)     (1,760,081)
     Inventory....................................................      (181,847)       (726,536)
                                                                     -----------    ------------
          Net cash provided by (used in) operating activities.....     1,499,591      (5,600,756)
                                                                     -----------    ------------
Cash flows from investing activities:
     Purchases of property and equipment..........................    (1,491,831)     (5,608,355)
     Purchase of Good Neighbor....................................            --      (4,148,790)
     Notes and net advances to SMS stockholders...................        (6,617)             --
                                                                     -----------    ------------
          Net cash used in investing activities...................    (1,498,448)     (9,757,145)
                                                                     -----------    ------------
Cash flows from financing activities:
     Redemption of Brann Holdings, Ltd. mandatorily redeemable
      preferred stock.............................................            --      (5,110,241)
     Repayment of note payable....................................            --        (578,492)
     Distributions and dividends..................................    (1,327,174)     (1,087,734)
     Net borrowings from line of credit...........................      (827,850)        208,682
     Payments on capital lease obligations........................      (108,256)       (376,429)
     Proceeds from exercise of options............................            --       5,957,159
                                                                     -----------    ------------
          Net cash (used in) financing activities.................    (2,263,280)       (987,055)
                                                                     -----------    ------------
     Effect of exchange rate changes..............................       143,154         515,781
Net decrease in cash and equivalents..............................    (2,118,983)    (15,829,175)
Cash and equivalents, beginning of period.........................     9,033,620      53,475,047
                                                                     -----------    ------------
Cash and equivalents, end of period...............................   $ 6,914,637    $ 37,645,872
                                                                     ===========    ============
Supplemental disclosure of cash flow information:
     Cash paid during the period for interest.....................   $   366,575    $    315,619
     Cash paid for income taxes...................................   $   996,092    $    793,445

   The accompanying notes are an integral part of this condensed consolidated financial statement.

                          SNYDER COMMUNICATIONS, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1997
                                  (UNAUDITED)

1. ORGANIZATION AND BASIS OF PRESENTATION:

     On October 19, 1988, Collegiate Marketing and Communications, Inc., a Delaware corporation (the "General Partner"), and a Delaware limited partnership beneficially owned by Mortimer B. Zuckerman and Fred Drasner (the "Original Limited Partner") entered into a partnership agreement (the "Partnership Agreement") pursuant to the provisions of the Delaware Act, under the name Collegiate Marketing and Communications, L.P. (the "Partnership"). On September 1, 1989, the name of the Partnership was changed to Snyder Communications, L.P., and the name of the General Partner was changed to Snyder Communications, Inc. On May 18, 1995, the Partnership Agreement was amended to admit several new limited partners into the Partnership. On June 25, 1996, the name of the General Partner was changed to Snyder Marketing Services, Inc. ("SMS"). Snyder Communications, Inc., a Delaware corporation, was incorporated on June 25, 1996 to continue the business operations of the Partnership. Snyder Communications, Inc. ("SCI"), in conjunction with all of the existing partners in the Partnership, reorganized on September 24, 1996, (the "Reorganization") upon the effectiveness of the initial public offering of its common stock. After consummation of the Reorganization, SCI owns 100 percent of the stock of SMS and directly and indirectly (through its ownership of SMS), 100 percent of the interests in the Partnership. Because of the continuity of ownership, the Reorganization was accounted for by combining the assets, liabilities and operations of SMS, the Partnership, and SCI at their historical cost basis.

     On January 6, 1997, SCI acquired MMD, Inc. ("MMD") in a merger transaction in which MMD became a wholly owned subsidiary of SCI. In this transaction, 966 shares of outstanding MMD common stock were converted into 1,354,500 shares of SCI common stock. In addition, on March 27, 1997, SCI acquired Brann Holdings Limited ("Brann") in a merger transaction in which Brann became a wholly owned subsidiary of SCI. In this transaction, 339,000 shares of outstanding Brann common stock were converted into 2,350,152 shares of SCI common stock, while 63,850 Brann options, which were fully vested and immediately exercisable, were converted into 389,730 SCI options with similar terms. Collectively, the MMD and Brann business combinations will be referred to herein as the "Acquisitions". The Mergers have been accounted for as pooling of interests for accounting and financial reporting purposes. The accompanying condensed consolidated financial statements have been retroactively restated to reflect the combined financial position and combined results of operations and cash flows of SCI, MMD and Brann for all periods presented, giving effect to the Mergers as if they had occurred at the beginning of the earliest period presented (the combined entity will be referred to herein as "Snyder"). The condensed consolidated balance sheets for all periods presented give effect to the conversion of the shares of MMD and Brann common stock to 3,704,652 shares of SCI common stock. Certain amounts previously presented have been reclassified to conform to the March 31, 1997 presentation.

     The following details revenues and net income (loss) for each of the years ended December 31, 1994, 1995 and 1996 and for the three months ended March 31, 1996 and 1997 of Snyder and the previously separate entities of MMD and Brann (the "Pooled Entities") through the dates of their respective mergers.

                                     YEAR ENDED DECEMBER 31,                QUARTER ENDED MARCH 31,
                           -------------------------------------------    ---------------------------
                              1994            1995            1996           1996            1997
                           -----------    ------------    ------------    -----------    ------------
Revenues:
     Snyder.............   $11,740,235    $ 42,891,561    $ 82,839,947    $17,359,830    $ 33,084,893
     Pooled Entities....    68,688,803      89,909,812     102,600,466     23,146,092      15,968,225
                           -----------    ------------    ------------    -----------    ------------
                           $80,429,038    $132,801,373    $185,440,413    $40,505,922    $ 49,053,118
                           ===========    ============    ============    ===========    ============
Net Income (Loss):
     Snyder.............   $ 1,389,995    $  3,971,760    $  6,977,003    $ 2,485,179    $(12,484,146)
     Pooled Entities....     4,423,954       3,223,451          38,363       (113,619)          1,341
                           -----------    ------------    ------------    -----------    ------------
                           $ 5,813,949    $  7,195,211    $  7,015,366    $ 2,371,560    $(12,482,805)
                           ===========    ============    ============    ===========    ============

                          SNYDER COMMUNICATIONS, INC.

1. ORGANIZATION AND BASIS OF PRESENTATION: -- (CONTINUED)

     On January 17, 1997 Snyder acquired Good Neighbor Direct, Inc. ("Good Neighbor") for approximately $4,150,000 in cash. The acquisition of Good Neighbor was accounted for as a purchase for accounting and financial reporting purposes. The acquisition of Good Neighbor did not have a material impact on Snyder's results of operations or financial condition during the quarter ended March 31, 1997.

     The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. As a result, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Snyder believes that the disclosures made are adequate to make the information presented not misleading. The condensed consolidated financial statements reflect all adjustments (consisting of only normal recurring accruals except as discussed in note 3) which, in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows of Snyder as of March 31, 1996 and 1997 and for the periods then ended. Operating results for the three month period ended March 31, 1997 are not necessarily indicative of the results that may be expected for the year ended December 31, 1997. The unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and footnotes thereto included elsewhere in this filing.

2. PENDING ACQUISITION:

     On March 19, 1997, Snyder entered into a definitive agreement to acquire American List Corporation ("American List") in a merger transaction in which American List will become a wholly owned subsidiary of Snyder. Under the terms of the agreement, the Company will issue one share of common stock in exchange for each of the approximately 4.5 million shares of American List common stock outstanding provided that the average trading price (as defined in the definitive agreement) of Snyder's common stock prior to closing of the transaction is at least $32 per share. The definitive agreement provides that the exchange ratio increases if the average trading price of Snyder's common stock prior to closing is less than $32 per share. Each American List stockholder will receive a pro-rata amount of Snyder's common stock in proportion to their relative percentage ownership in American List. This acquisition is subject to the approval of American List stockholders and to customary regulatory approval. This merger will be accounted for as a pooling of interests for accounting and financial reporting purposes. American List is a resource for targeted marketing campaigns, providing clients with the ability to reach over 30 million students and young adults through its proprietary database.

3. ACQUISITION COSTS:

     Snyder recorded approximately $16.2 million in nonrecurring acquisition costs during the quarter ended March 31, 1997. The acquisition costs are costs directly related to the consummation of Snyder's Acquisitions. These costs include primarily investment banking fees, other professional service fees, certain United Kingdom excise and transfer taxes, as well as a non-cash charge of approximately $9.1 million related to the accelerated vesting of options held by Brann employees.

4. INCOME TAXES:

     The Company's effective tax rate in the first quarter of 1997 differs from the Federal statutory rate due primarily to nonrecurring, nondeductible acquisition costs, state income taxes, and different tax rates in the United Kingdom.

5. PRO FORMA INCOME DATA:

     Prior to the Reorganization, no provision for Federal or state income taxes related to income earned by the Partnership was recorded because each of the partners of the Partnership reflected their share of the

                          SNYDER COMMUNICATIONS, INC.

5. PRO FORMA INCOME DATA: -- (CONTINUED)

Partnership's net income on their respective tax returns. Also, for the period from January 1, 1996 until the Reorganization, SMS had elected to be treated for Federal and certain State income tax purposes as an S corporation. Effective with the Reorganization, SCI has been treated as a C corporation for Federal and State income tax purposes. MMD also operated as an S corporation from 1994 until the date of its merger in January 1997. The pro forma income data in the Condensed Consolidated Statement of Income includes a provision for Federal and state income taxes as if all operations of Snyder had been taxed similar to a C corporation for the quarter ended March 31, 1996.

6. NEW ACCOUNTING PRONOUNCEMENT:

     During February 1997, the Financial Accounting Standards Board Issued Statements of Financial Accounting Standards No. 128 ("SFAS 128") "Earnings Per Share". This statement is effective for years ending after December 15, 1997 and will be implemented by Snyder in its December 31, 1997 financial statements.

     SFAS 128 requires primary earnings per share ("EPS") to be replaced with basic EPS. Primary EPS is computed by dividing reported earnings available to common stockholders by the weighted average number of shares outstanding without consideration of common stock equivalents or other potentially dilutive securities. Fully diluted EPS, now called diluted EPS is still included. Snyder adopted its stock option plan and began offering stock options in September 1996. Because the options were outstanding for only a short period of time during 1996, management has established that the effect of this pronouncement on the computation of basic EPS is immaterial for 1996. However, in 1997 and future years, when Snyder's options are outstanding for the entire year, management has estimated that Snyder's reported EPS will be higher under SFAS 128 than under the old EPS standard. SFAS 128 will not materially impact Snyder's EPS reported for the quarter ended March 31, 1997 because Snyder's common stock equivalents were anti-dilutive for the quarter ended March 31, 1997.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Snyder Communications, Inc.:

     We have audited the accompanying consolidated balance sheet of Snyder Communications, Inc. and subsidiaries (the "Company") as of December 31, 1995 and 1996, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Brann Holdings Limited included in the consolidated financial statements of the Company, which statements reflect total assets constituting 61 percent and 30 percent of the related consolidated totals as of December 31, 1995 and 1996, respectively, and revenues constituting 53 percent, 47 percent and 35 percent of the related consolidated totals in 1994, 1995 and 1996, respectively. These statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Brann Holdings Limited, is based solely upon the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Snyder Communications, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996.

                                          ARTHUR ANDERSEN LLP

Washington, D.C.
May 30, 1997

                          SNYDER COMMUNICATIONS, INC.

                           CONSOLIDATED BALANCE SHEET
                                    (NOTE 1)

                                                                                     DECEMBER 31,
                                                                              ---------------------------
                                                                                 1995            1996
                                                                              -----------    ------------
ASSETS
Current assets:
    Cash and equivalents...................................................   $ 9,033,620    $ 53,475,047
    Accounts receivable, net of allowance for doubtful accounts of $533,306
     and $779,863 at December 31, 1995 and 1996, respectively..............    16,162,548      20,353,637
    Unbilled services......................................................     1,567,015       3,823,608
    Inventory..............................................................       682,095         763,284
    Deferred tax asset.....................................................       143,069       1,323,921
    Prepaid expenses and other assets......................................       797,234       2,073,625
                                                                              -----------    ------------
         Total current assets..............................................    28,385,581      81,813,122
Note and advances to stockholders..........................................     2,770,426              --
Property and equipment, net................................................    11,896,761      17,315,877
Deferred financing costs, net..............................................       496,001              --
Goodwill...................................................................     3,173,828       3,386,861
Deposits and other assets..................................................       825,977       2,077,682
                                                                              -----------    ------------
         Total assets......................................................   $47,548,574    $104,593,542
                                                                              ============   =============
LIABILITIES AND EQUITY
Current liabilities:
    Lines of credit........................................................   $ 1,768,710    $  2,294,522
    Current obligations under capital leases...............................       299,942       1,108,954
    Accrued payroll........................................................     2,894,745       5,175,719
    Accounts payable and accrued expenses..................................    18,401,528      26,774,652
    Unearned revenue.......................................................     2,273,704       4,641,998
    Distribution payable...................................................            --       1,087,734
                                                                              -----------    ------------
         Total current liabilities.........................................    25,638,629      41,083,579
Subordinated debentures due to related parties.............................     5,125,821              --
Deferred income taxes......................................................       334,087         170,817
Deferred rent..............................................................        43,949          88,718
Brann Holdings Limited mandatorily redeemable preferred stock, held by
  related parties..........................................................     4,596,793       5,110,241
Long-term obligations under capital leases.................................       461,247       1,726,395
Long-term debt.............................................................     6,477,580       6,316,777
                                                                              -----------    ------------
    Total liabilities......................................................   $42,678,106    $ 54,496,527
Commitments and contingencies
Equity:
    Preferred stock, $.001 par value per share, 5,000,000 shares authorized, none issued and outstanding at December 31, 1995 and
     December 31, 1996.....................................................            --              --
Common stock 120,000,000 shares authorized, 3,704,652 and 37,226,214 shares issued and outstanding at December 31, 1995 and December 31, 1996,
  respectively.............................................................         4,204          37,226
Additional paid-in capital.................................................     1,870,959      46,006,027
Retained earnings..........................................................     4,450,585       3,759,015
Cumulative foreign currency translation adjustment.........................        (4,950)        294,747
Limited partners' deficit..................................................    (1,450,330)             --
                                                                              -----------    ------------
         Total equity......................................................     4,870,468      50,097,015
                                                                              -----------    ------------
         Total liabilities and equity......................................   $47,548,574    $104,593,542
                                                                              ============   =============

The accompanying notes are an integral part of this consolidated balance sheet.

                          SNYDER COMMUNICATIONS, INC.

                        CONSOLIDATED STATEMENT OF INCOME
                                    (NOTE 1)

                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                       -------------------------------------------
                                                          1994            1995            1996
                                                       -----------    ------------    ------------
Revenues............................................   $80,429,038    $132,801,373    $185,440,413
Operating expenses:
     Cost of services...............................    53,218,580      93,824,100     139,358,642
     Selling, general and administrative expenses...    15,754,501      21,721,130      33,739,130
     Compensation to stockholders...................     3,009,064       7,034,274       1,548,321
                                                       -----------    ------------    ------------
Income from operations..............................     8,446,893      10,221,869      10,794,320
Interest expense, including amounts to related
  parties of $620,558, $1,149,537 and $1,370,736 in
  1994, 1995 and 1996, respectively.................    (1,248,678)     (1,771,269)     (1,992,578)
Interest income.....................................        80,880         316,304         840,770
                                                       -----------    ------------    ------------
Income before taxes and extraordinary item..........     7,279,095       8,766,904       9,642,512
Income tax provision................................     1,465,146       1,571,693       1,411,741
                                                       -----------    ------------    ------------
Income before extraordinary item....................     5,813,949       7,195,211       8,230,771
Extraordinary item, less applicable income taxes of
  $805,874..........................................            --              --      (1,215,405)
                                                       -----------    ------------    ------------
Net income..........................................   $ 5,813,949    $  7,195,211    $  7,015,366
                                                       ===========    ============    ============
PRO FORMA INCOME DATA (UNAUDITED):
     Historical income before income taxes and
       extraordinary item as reported...............   $ 7,279,095    $  8,766,904    $  9,642,512
     Pro forma provision for income taxes...........     3,087,792       3,574,267       4,292,846
                                                       -----------    ------------    ------------
     Pro forma income before extraordinary item.....     4,191,303       5,192,637       5,349,666
     Extraordinary item, less applicable income
       taxes of $805,874............................            --              --      (1,215,405)
                                                       -----------    ------------    ------------
     Pro forma net income...........................   $ 4,191,303    $  5,192,637    $  4,134,261
          Pro forma income before extraordinary item
            per share...............................   $      0.13    $       0.16    $       0.16
                                                       ===========    ============    ============
          Pro forma net income per share............   $      0.13    $       0.16    $       0.12
                                                       ===========    ============    ============
          Shares used in computing pro forma per
            share amounts...........................    33,163,052      33,163,052      34,454,967
          Pro forma fully diluted income before
            extraordinary item per share............   $      0.13    $       0.16    $       0.16
                                                       ===========    ============    ============
          Pro forma fully diluted net income per
            share...................................   $      0.13    $       0.16    $       0.12
                                                       ===========    ============    ============
          Shares used in computing pro forma fully
            diluted per share amounts...............    33,163,052      33,163,052      34,534,984

 The accompanying notes are an integral part of this consolidated statement of income.

                          SNYDER COMMUNICATIONS, INC.

                        CONSOLIDATED STATEMENT OF EQUITY
                                    (NOTE 1)

                                                                                         FOREIGN
                                            ADDITIONAL                     LIMITED      CURRENCY
                                 COMMON      PAID-IN        RETAINED      PARTNERS'    TRANSLATION
                                  STOCK      CAPITAL        EARNINGS       DEFICIT     ADJUSTMENT       TOTAL
                                 -------   ------------   ------------   -----------   -----------   ------------
Balance, December 31, 1993, as
  previously reported..........  $  500    $    138,342   $   (693,823)  $(2,680,421)   $      --    $ (3,235,402)
Pooling of MMD, Inc............   1,354           7,140        985,162            --           --         993,656
                                 -------   ------------   ------------   -----------   -----------   ------------
Balance, December 31, 1993, as
  restated.....................   1,854         145,482        291,339    (2,680,421)          --      (2,241,746)
    Pooling of Brann Holdings
      Limited..................   2,350         504,116             --            --           --         506,466
    Distributions and
      dividends................      --              --     (1,829,320)           --           --      (1,829,320)
    Foreign currency
      translation adjustment...      --              --             --            --       46,740          46,740
    Net income.................      --              --      4,544,008     1,269,941                    5,813,949
                                 -------   ------------   ------------   -----------   -----------   ------------
Balance, December 31, 1994.....   4,204         649,598      3,006,027    (1,410,480)      46,740       2,296,089
    Proceeds from sale of
      partnership interest, net
      of income taxes of
      $815,000.................      --       1,221,361             --        13,639           --       1,235,000
    Distributions and
      dividends................      --              --     (1,950,974)   (3,853,168)          --      (5,804,142)
    Foreign currency
      translation adjustment...      --              --             --            --      (51,690)        (51,690)
    Net income.................      --              --      3,395,532     3,799,679           --       7,195,211
                                 -------   ------------   ------------   -----------   -----------   ------------
Balance, December 31, 1995.....   4,204       1,870,959      4,450,585    (1,450,330)      (4,950)      4,870,468
    Proceeds from Initial
      Public Offering..........   4,038      59,169,659             --            --           --      59,173,697
    Distributions and
      dividends................      --              --    (13,174,013)   (8,612,050)          --     (21,786,063)
    Reorganization.............  28,959     (15,558,416)     7,630,431     7,899,026           --              --
    Exercise of stock
      options..................      25         424,975             --            --           --         425,000
    Tax effect of option
      exercises................      --          98,850             --            --           --          98,850
    Foreign currency
      translation adjustment...      --              --             --            --      299,697         299,697
    Net income.................      --              --      4,852,012     2,163,354           --       7,015,366
                                 -------   ------------   ------------   -----------   -----------   ------------
Balance, December 31, 1996.....  $37,226   $ 46,006,027   $  3,759,015   $        --    $ 294,747    $ 50,097,015
                                 ========  =============  =============  ============  ==========    =============

 The accompanying notes are an integral part of this consolidated statement of equity.

                          SNYDER COMMUNICATIONS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                    (NOTE 1)

                                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                                          ------------------------------------------
                                                                             1994           1995            1996
                                                                          -----------    -----------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income.........................................................   $ 5,813,949    $ 7,195,211    $  7,015,366
    Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation and amortization..................................     2,254,721      2,976,674       4,884,171
        Loss on repayment of subordinated debt.........................            --             --       2,021,279
        Loss on disposal of assets.....................................            --        133,920         323,385
        Deferred taxes.................................................         2,866         30,285      (1,392,841)
    Changes in assets and liabilities:
        Accounts receivable............................................    (2,352,669)    (4,948,013)     (4,191,089)
        Unbilled services..............................................    (2,212,878)       645,863      (2,256,593)
        Inventory......................................................        72,744         (7,838)        (81,190)
        Deposits and other assets......................................      (154,444)      (474,914)     (1,397,513)
        Prepaid expenses and other assets..............................       (49,691)       (67,112)     (1,276,391)
        Accrued payroll, accounts payable and accrued expenses.........     6,688,753      5,652,889      10,353,948
        Unearned revenue...............................................       512,470        583,892       2,368,294
        Other taxes....................................................       299,232        617,754         477,600
        Deferred rent..................................................            --         43,949          44,769
                                                                          -----------    -----------    ------------
            Net cash provided by operating activities..................    10,875,053     12,382,560      16,893,195
                                                                          -----------    -----------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of Brann Limited..........................................    (3,498,948)            --              --
    Proceeds from sale of investments..................................            --             --         145,469
    Note and advances to stockholders..................................        (5,657)    (2,764,769)             --
    Other..............................................................    (3,191,837)    (4,731,512)     (6,755,977)
                                                                          -----------    -----------    ------------
            Net cash used in investing activities......................    (6,696,442)    (7,496,281)     (6,610,508)
                                                                          -----------    -----------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Repayment of long-term notes payable to limited partners and
      others...........................................................    (9,258,807)    (2,641,968)             --
    Proceeds from issuance of subordinated debentures due to related
      parties..........................................................            --      5,000,000              --
    Proceeds from sale of partnership interest.........................            --      2,050,000              --
    Tax effect of equity transaction...................................            --       (815,000)             --
    Debt issuance costs................................................      (180,774)      (557,000)             --
    Distributions and dividends........................................    (1,829,320)    (5,804,142)    (17,973,329)
    Repayment of subordinated debentures...............................            --             --      (6,900,000)
    Proceeds from line of credit borrowing.............................     7,768,800      1,000,000       1,958,910
    Repayment of line of credit borrowing..............................      (225,274)      (580,013)     (2,368,942)
    Payments on capital lease obligations..............................      (674,820)      (650,933)       (655,092)
    Proceeds from exercise of options..................................            --             --         425,000
    Proceeds from Initial Public Offering..............................            --             --      59,173,697
    Issuance of Brann common stock.....................................       506,466             --              --
    Issuance of redeemable preferred stock, held by related parties....     4,582,098             --              --
                                                                          -----------    -----------    ------------
            Net cash provided by (used in) financing activities........       688,369     (2,999,056)     33,660,244
    Effect of exchange rate changes....................................       242,682       (112,837)        498,496
                                                                          -----------    -----------    ------------
NET INCREASE IN CASH AND EQUIVALENTS...................................     5,109,662      1,774,386      44,441,427
CASH AND EQUIVALENTS, beginning of year................................     2,149,572      7,259,234       9,033,620
                                                                          -----------    -----------    ------------
CASH AND EQUIVALENTS, end of year......................................   $ 7,259,234    $ 9,033,620    $ 53,475,047
                                                                          ===========    ===========    ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Cash paid for interest including dividends on mandatorily
      redeemable preferred shares......................................   $ 1,123,643    $ 1,437,791    $  1,736,304
    Cash paid for income taxes.........................................   $   464,427    $ 1,512,112    $  3,130,956
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
    Equipment purchased under capital leases...........................   $   268,599    $   525,956    $  2,703,823
    Distribution of note receivable from stockholder to SMS
      stockholders.....................................................   $        --    $        --    $  2,725,000
    Distribution payable...............................................   $        --    $        --    $  1,087,734

 The accompanying notes are an integral part of this consolidated statement of cash flows.

                          SNYDER COMMUNICATIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, BASIS OF PRESENTATION AND BUSINESS:

     On October 19, 1988, Collegiate Marketing and Communications, Inc., a Delaware corporation (the "General Partner"), and a Delaware limited partnership beneficially owned by Mortimer B. Zuckerman and Fred Drasner (the "Original Limited Partner") entered into a partnership agreement (the "Partnership Agreement") pursuant to the provisions of the Delaware Act, under the name Collegiate Marketing and Communications, L.P. (the "Partnership"). On September 1, 1989, the name of the Partnership was changed to Snyder Communications, L.P., and the name of the General Partner was changed to Snyder Communications, Inc. On May 18, 1995, the Partnership Agreement was amended to admit several new limited partners into the Partnership. On June 25, 1996, the name of the General Partner was changed to Snyder Marketing Services, Inc. ("SMS").

     Snyder Communications, Inc., a Delaware corporation, was incorporated on June 25, 1996, to continue the business operations of the Partnership. Snyder Communications, Inc., in conjunction with all of the existing partners in the Partnership, reorganized on September 24, 1996 (the "Reorganization"), upon the effectiveness of the initial public offering of its common stock.

     Prior to the Reorganization, SMS owned 63.85 percent of the Partnership and the limited partners owned the remaining 36.15 percent. The Reorganization resulted in the stockholders of SMS exchanging 100 percent of their SMS stock for stock of Snyder Communications, Inc. simultaneously with the limited partners exchanging their limited partnership interests in the Partnership for common stock of Snyder Communications, Inc. After consummation of the Reorganization, Snyder Communications, Inc. owns 100 percent of the stock of SMS and, directly and indirectly (through its ownership of SMS), 100 percent of the interests in the Partnership. In connection with the Reorganization, 29,458,400 shares of common stock were issued to the stockholders of Snyder Communications, Inc.

     Because of the continuity of ownership, the Reorganization was accounted for by combining the assets, liabilities and operations of SMS, the Partnership and Snyder Communications, Inc., at their historical cost basis. Accordingly, the accompanying consolidated balance sheet as of December 31, 1995 and the consolidated financial statements for the years ended December 31, 1994 and 1995 include a combination of the accounts of SMS and the Partnership after elimination of all significant intercompany transactions. The accompanying consolidated financial statements as of and for the year ended December 31, 1996 include the consolidated accounts of Snyder Communications, Inc., SMS and the Partnership (the consolidated entity will be referred to herein as "SCI" or "Snyder Communications") after elimination of all significant intercompany transactions. Certain amounts previously presented have been reclassified to conform to the December 31, 1996 presentation.

     Snyder Communications provides outsourced marketing services. SCI designs and implements marketing programs for its customers utilizing field sales, teleservices, sponsored WallBoards(R) and product sampling. SCI's operations are conducted throughout the United States and in the United Kingdom.

     On January 6, 1997, SCI acquired MMD, Inc. ("MMD") in a merger transaction in which MMD became a wholly owned subsidiary of SCI. In this transaction, 966 shares of outstanding MMD common stock were converted into 1,354,500 shares of SCI common stock. In addition, on March 27, 1997, SCI acquired Brann Holdings Limited ("Brann") in a share exchange transaction in which Brann became a wholly owned subsidiary of SCI. In this transaction, 339,000 shares of outstanding Brann common stock were converted into 2,350,152 shares of SCI common stock, while 63,850 Brann options, which were fully vested and immediately exercisable, were converted into 389,730 SCI options with similar terms. Collectively the MMD and Brann business combinations will be referred to herein as the "Acquisitions." The Acquisitions have been accounted for as a pooling of interests for accounting and financial reporting purposes. The accompanying financial statements have been retroactively restated to reflect the combined financial position and combined results of operations and cash flows of SCI, MMD and Brann for all periods presented, giving effect to the Acquisitions

                          SNYDER COMMUNICATIONS, INC.

1. ORGANIZATION, BASIS OF PRESENTATION AND BUSINESS: -- (CONTINUED)

as if they had occurred at the beginning of the earliest period presented (the combined entity will be referred to herein as the "Company"). The consolidated balance sheet for all periods presented give effect to the conversion of the shares of MMD and Brann common stock to 3,704,652 shares of SCI common stock.

     MMD was incorporated under the laws of the state of New Jersey on December 7, 1982. MMD's principal business activity involves marketing medical products for pharmaceutical companies, utilizing field sales, throughout the United States. MMD previously utilized an October 31 year-end. Concurrent with its merger with SCI, MMD changed its fiscal year-end to December 31 and restated its financial statements to conform to SCI's calendar reporting.

     Brann, a United Kingdom ("U.K.") registered company, began operations on January 25, 1994 when it acquired all of the outstanding common stock of Brann Direct Marketing Limited through a management buy-out. On January 11, 1995, Brann Direct Marketing Limited changed its name to Brann Limited. Brann's principal business activities are planning, creating and delivering direct response marketing communications; marketing systems design and consultancy; print production services; and telephone and response management services, for companies involved in marketing, advertising and direct selling and services. Brann's operations are conducted throughout the United Kingdom.

     The Company anticipates recognizing a charge to first quarter 1997 income of approximately $16.2 million (before income taxes) related to costs incurred and resulting from the Acquisitions. This charge consists primarily of investment banking, other professional service fees and certain U.K. exercise and transfer taxes as well as a charge of approximately $9.1 million related to the accelerated vesting of Brann options (see Note 10).

     There are important risks associated with the Company's business and financial results. These risks include (i) the Company's current reliance on two significant clients, which constituted 27 and 10 percent of its 1996 revenues and on other major clients (see Note 3); (ii) the Company's ability to sustain and manage future growth; (iii) the Company's ability to manage and successfully integrate the businesses it has acquired and may acquire in the future; (iv) the Company's ability to successfully manage its international operations; (v) the potential adverse effects of fluctuations in foreign exchange rates; (vi) the Company's dependence on industry trends toward outsourcing of marketing services; (vii) the risks associated with the Company's contracts; and (viii) the dependence of the Company's success on its executive officers and other key employees, in particular, its Chairman of the Board of Directors, Chief Executive Officer and President.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Cash and Equivalents

     Cash and equivalents are comprised principally of amounts in operating accounts, money market investments, and other short-term instruments, stated at cost which approximates market value, with original maturities of three months or less.

  Deferred Financing Costs

     Deferred financing costs, which were incurred in connection with the issuance of the subordinated debentures (see Note 5), were charged to expense as additional interest expense over the life of the subordinated debentures using the interest method.

  Property and Equipment

     Property and equipment is stated at cost. The Company depreciates furniture, fixtures and office and telephone equipment on a straight-line basis over three to ten years; computer equipment over two to four

                          SNYDER COMMUNICATIONS, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: -- (CONTINUED)

years; automobiles over three to five years and buildings over fifty years. Custom wood cases used to display WallBoards(R) are placed in locations targeted at specific advertising markets. The original cost of these cases is capitalized and depreciated over five years. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvements.

     When assets are retired or sold, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is reflected in income.

  Revenue Recognition

     DIRECT SALES -- The Company performs marketing of telecommunication and other services on behalf of its clients utilizing its field sales and teleservicing resources. These contracts provide for payments based on accepted customers and the type of service purchased by the customer. Revenues related to these sales are recognized on the date the application for service is accepted by the Company's clients. At this point, the Company has no further performance obligation related to the submitted customer and is contractually entitled to payment. Certain of the Company's contracts provide the client with the right to seek a return of previously paid commissions if the customers submitted by the Company do not meet certain defined characteristics and performance standards. These relate to the client's ability to successfully provide service to the customer, the bad debt experience of the customer base submitted by the Company, the achievement of targeted customer goals and certain minimum usage and life measures of the customer base. At the point of revenue recognition, an allowance is recorded by the Company based on an estimate for these returned commissions. The allowance is estimated based on the Company's historical experience and periodically reviewed by the Company and adjusted when necessary.

     WALLBOARD(R) REVENUE -- The Company contracts with clients to display sponsored information in mounted wall units at target market locations. WallBoard(R) revenue is recognized over the life of the contract as services are rendered which is generally one year or less. Unearned revenue is recorded for billings prior to the earning of such revenue.

     PRODUCT SAMPLING -- The Company contracts with clients to produce and distribute product samples, coupons and pieces of literature to target markets. Sampling revenue is recognized over the contract term of the sampling program as services are rendered which generally extends for one year.

     MEDICAL SERVICES REVENUE -- The Company recognizes revenue and associated costs when services have been performed by field representatives. Customer advances represent payments received under contracts in advance of the Company performing the related service. These amounts are deferred and recognized as revenue when services are performed. Unbilled services represent revenues earned on contracts, but billed in a subsequent accounting period.

     INTERNATIONAL SERVICES REVENUE -- The Company provides integrated targeted marketing services to its clients in the United Kingdom under contracts that provide for payment as services are rendered. Services provided include database management, creative design, teleservices, direct response marketing, and print production. Revenues are recognized as services are rendered in accordance with the terms of the contracts.

  Goodwill

     Goodwill was recorded in connection with the January 25, 1994 acquisition of Brann Limited by Brann and is amortized on a straight-line basis over thirty years from the acquisition date. When conditions or events occur which management believes might impact the value of the goodwill, an analysis of future undiscounted cash flows is undertaken to determine if any write down in the carrying value of the goodwill is required.

                          SNYDER COMMUNICATIONS, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: -- (CONTINUED)

  Inventory

     Inventory, consisting primarily of paper and supplies, is stated at the lower of cost or market. Cost is the direct cost of purchased materials on a First In First Out basis, plus attributable labor and expenses with respect to work in progress.

  Income Taxes

     The accompanying consolidated financial statements reflect no provision for federal or state income taxes related to income earned by the Partnership prior to the Reorganization since each of the partners of the Partnership reflected their share of the Partnership's net income on their respective tax returns. Prior to January 1, 1996, SMS was taxed as a C corporation and, accordingly, a provision (benefit) for taxes of SMS is reflected in the accompanying consolidated statement of income for each of the two years in the period ended December 31, 1995. During this period, SMS accounted for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" "SFAS 109". Effective January 1, 1996, SMS elected to be taxed as an S corporation under the Internal Revenue Code. In lieu of corporate taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income.

     Effective with the Reorganization, SCI is treated as a C corporation for federal and state income tax purposes. At the date of the Reorganization, SCI recognized a net deferred tax asset and an associated tax benefit equal to the cumulative net deductible temporary differences existing at that date. The income tax provision recorded for the year ended December 31, 1996 includes a provision for income taxes for SCI for the period from September 24, 1996, the date of the Reorganization, through December 31, 1996, offset by the net deductible temporary differences existing at the date of the Reorganization.

     Prior to November 1, 1992, MMD filed its income tax return using the cash-basis method of reporting. Beginning November 1, 1992, MMD switched to the accrual method. In connection with this change, MMD, for income tax purposes, was required to recognize additional taxable income of approximately $642,000 over a four-year period, beginning in 1993. Accordingly, at December 31, 1995, a deferred income tax liability of $78,601 is reflected as the balance due for the change in the tax accounting method described above and is included in accounts payable and accrued expenses in the accompanying consolidated balance sheet.

     During 1994, MMD elected to be taxed as a small business corporation (S corporation) under the applicable sections of the Code and New York state income tax laws. Accordingly, no provision for federal income taxes has been made for MMD in the accompanying consolidated financial statements. However, MMD is subject to New York state income tax at reduced rates and New York City income tax. MMD elected to retain its tax fiscal year-end, which was October 31, through October 31, 1996. As an S corporation with a year-end which is other than a calendar year, a deposit was required to be held on account with the IRS. This deposit amounted to $283,183 and $316,777 as of December 31, 1995 and 1996, respectively. As a result of the merger transaction discussed above, MMD has changed its tax fiscal year-end to December 31.

     Brann incurs and pays taxes in the U.K. on a corporate level similar to a C corporation in the United States.

  Pro Forma Income Data (Unaudited)

     The unaudited pro forma net income and net income per share amounts include a provision for federal and state income taxes as if the Company had been a taxable C corporation for all periods presented. The shares used in computing pro forma net income per share assume that the Reorganization and the Acquisitions had occurred at the beginning of each of the periods presented and, for 1996 reflect the issuance

                          SNYDER COMMUNICATIONS, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: -- (CONTINUED)

of additional shares as a result of the initial public offering and the exercise of stock options. The pro forma income tax rate reflects the combined federal and state income taxes of approximately 42.4 percent, 40.8 percent and 44.5 percent, for the years ended December 31, 1994, 1995 and 1996, respectively.

  Accounting for Stock Options

     The Company accounts for its stock-based compensation plan using the intrinsic value based method in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees." Pro forma disclosure of net income and earnings per share, calculated as if the Company accounted for its stock-based compensation plan using the fair value based method in accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), is included in Note 10.

  Foreign Currency Translations

     Assets and liabilities of Brann are translated using the exchange rate at the balance sheet date. Revenue and expense accounts for this subsidiary are translated using the average exchange rate during the period. Foreign currency translation adjustments are disclosed as a separate component of equity.

  Estimates and Assumptions

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's most significant estimates relate to certain of its contracts to provide outsourced marketing services. The terms of these contracts provide that the Company's clients may seek a return of previously paid commissions if certain defined characteristics or performance standards are not met. The Company has recorded an allowance in the accompanying consolidated financial statements in an amount which it considers sufficient to satisfy any claims which might be made pursuant to these provisions.

  Concentration of Credit Risk

     Concentration of credit risk is limited to accounts receivable and unbilled services and is subject to the financial conditions of certain major clients as described in Note 3. The Company's receivables are concentrated with customers in the telecommunications and pharmaceutical industries. The Company does not require collateral or other security to support clients' receivables.

  New Accounting Pronouncements

     During February 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). This statement is effective for years ending after December 15, 1997 and will be implemented by the Company in its December 31, 1997 financial statements.

     SFAS 128 requires primary earnings per share ("EPS") to be replaced with basic EPS. Primary EPS is computed by dividing reported earnings available to common stockholders by the weighted average number of shares outstanding without consideration of common stock equivalents or other potentially dilutive securities. Fully diluted EPS, now called diluted EPS is still included. As discussed in Note 10, SCI adopted its stock option plan and began offering stock options in September 1996. Because the options were outstanding for only a short period of time during 1996, management has established that the effect of this pronouncement on

                          SNYDER COMMUNICATIONS, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: -- (CONTINUED)

the computation of basic EPS is immaterial for 1996. However, in future years, when the options are outstanding for the entire year, management has estimated that the Company's reported EPS will be higher under SFAS 128 than under the old EPS standard.

3. SIGNIFICANT CLIENTS:

     The Company had one client which represented 2, 19 and 27 percent of the Company's total revenues for the years ended December 31, 1994, 1995 and 1996, respectively. The loss of this client would have a material adverse effect on the Company's business. The Company's principal contract with this client extends through December 1997. In January 1997 the Company entered into another two-year contract with this client to provide additional services. The Company had a second client which accounted for 10 percent of the Company's total revenues for the year ended December 31, 1996. Effective January 1997, the Company is no longer doing business with this client. The termination of the contract with this client is not expected to have a material impact on the Company. The Company had a third client which represented 15, 16 and 9 percent of the Company's total revenues for the years ended December 31, 1994, 1995 and 1996, respectively.

4. PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following.

                                                                    DECEMBER 31,
                                                            ----------------------------
                                                                1995            1996
                                                            ------------    ------------
        WallBoards(R)....................................   $  1,829,398    $  1,790,566
        Buildings........................................      3,735,281       4,127,897
        Computer equipment...............................      9,210,599      12,720,836
        Office and telephone equipment...................      7,816,985      13,061,161
        Furniture and fixtures...........................        335,840         538,217
        Automobiles......................................        269,125         253,287
        Leasehold improvements...........................      1,303,244       2,445,640
                                                            ------------    ------------
                                                              24,500,472      34,937,604
        Accumulated depreciation.........................    (12,603,711)    (17,621,727)
                                                            ------------    ------------
                                                            $ 11,896,761    $ 17,315,877
                                                             ===========     ===========

5. DEBT:

  Lines of Credit

     SCI obtained a $2.5 million line of credit in September 1996. The line of credit has a variable rate of interest with borrowings payable on an amortizing basis to September 1999, the date the line expires. At December 31, 1996, approximately $0.9 million was outstanding and the interest rate was 6.75 percent. The weighted average interest for the period ended December 31, 1996 was 6.71 percent.

     MMD has a $2.0 million revolving line of credit agreement with a bank. The line of credit has a variable interest rate based on the bank's prime rate (8.25 percent as of December 31, 1996). MMD had $1.0 and $0.5 million outstanding on this line at December 31, 1995 and 1996, respectively, and the effective interest rate was 8.0 percent for the year ended December 31, 1996. Borrowings pursuant to the line of credit are collateralized by substantially all of the assets of MMD. In February 1997, MMD paid off the outstanding balance of $0.5 million.

                          SNYDER COMMUNICATIONS, INC.

5. DEBT: -- (CONTINUED)

     Brann has a loan payable to a commercial bank in the amount of $7,246,290 and $7,165,631 as of December 31, 1995 and 1996, respectively. The loan has an interest rate of 7.6275 percent per annum until January 28, 1999, at which date the interest rate changes to the bank's base rate plus 1.75 percent. The loan is payable in annual installments of $855,700, until March 1, 2004, when the entire unpaid amount is due in full. The loan is secured by Brann's assets and the book value of the loan approximates its fair value as of December 31, 1996. On April 14, 1997, the full amount of the loan outstanding was repaid.

     Future minimum payments on the loan are as follows:

                1997............................................   $  855,700
                1998............................................      855,700
                1999............................................      855,700
                2000............................................      855,700
                2001............................................      855,700
                Thereafter......................................    2,887,131
                                                                   ----------
                          Total.................................   $7,165,631
                                                                    =========

     Brann also has a $1,283,000 line of credit for general business expenditures. The line of credit bears interest at the commercial bank's base rate plus 1.25 percent. There was no balance outstanding under this line of credit at December 31, 1996.

  Subordinated Debentures

     On October 28, 1996 SCI used approximately $7.0 million of cash to redeem in full the subordinated debentures ("the Debentures") due to related parties. The Debentures were originally issued on May 18, 1995, with a face amount of $6.0 million. Cash proceeds of $5.0 million were received upon issuance of the Debentures. The difference between the cash proceeds received and the face amount of the Debentures was accounted for as an original issue discount. The Debentures had a stated interest rate of 12.25 percent (effective interest rate to maturity of approximately 17 percent) and an original maturity date of December 31, 2001. The Debentures were classified as long term at December 31, 1995, because SCI did not have the intent to repay them at that date. The $7.0 million payment consisted of the face amount of the Debentures, a prepayment penalty and accrued interest. A nonrecurring charge of $1.2 million, net of a $805,874 tax benefit, was recorded at December 31, 1996 as an extraordinary loss related to this early debt extinguishment. The nonrecurring charge consists of prepayment penalties and the write-off of unamortized discount and debt issuance costs.

  Notes Payable

     Concurrent with the formation of the Partnership, the Original Limited Partner loaned the Partnership $350,000 as evidenced by a promissory note. On May 10, 1989, the Partnership entered into another promissory note agreement with the Original Limited Partner to repay the principal amount of advances previously made by the Original Limited Partner to the Partnership. Effective January 1, 1993, all prior notes payable and the related accrued interest to the Original Limited Partner were combined into one note totaling $3,252,781. This note bore interest of 8.00 percent per annum. This note was paid in full in May of 1995 with a portion of the proceeds from the Debentures.

                          SNYDER COMMUNICATIONS, INC.

6. INCOME TAXES:

     Prior to January 1, 1996, SMS was taxed as a C corporation for federal and state corporate income tax purposes. Effective January 1, 1996, SMS elected to be taxed as an S corporation and accordingly, SMS's income was taxable to its stockholders.

     During 1994, MMD elected to be taxed as an S corporation for federal and state corporate income tax purposes. However, MMD is subject to New York State income tax at reduced rates and New York City income tax.

     At the date of the Reorganization, a net deferred tax asset was recorded with an associated credit to the provision for income taxes. The Company's income tax provision (benefit) for the periods when it operated as a C corporation, the years ended December 31, 1994 and 1995 and for the period from the date of Reorganization to December 31, 1996, includes the following components.

                                                                      1994                   1995                   1996
                                                               -------------------    -------------------    -------------------
Current..............................   U.S.-Federal               $         2,000        $       433,500        $     1,590,176
                                        U.S.-State and City                402,730                255,229                508,175
                                        U.K.                               978,948              1,589,077                685,630
                                                                   ---------------        ---------------        ---------------
                                                                         1,383,678              2,277,806              2,783,981
Deferred.............................   U.S.-Federal                        83,000                 51,000               (668,618)
                                        U.S.-State and City                     --                  9,000               (114,824)
                                        U.K.                                (1,532)                48,887               (588,798)
                                                                   ---------------        ---------------        ---------------
                                                                            81,468                108,887             (1,372,240)
Tax effect of equity transaction.....                                           --               (815,000)                    --
                                                                   ---------------        ---------------        ---------------
Income tax provision.................                              $     1,465,146        $     1,571,693        $     1,411,741
                                                                   ===============        ===============        ===============

     The provision for taxes on income before extraordinary item differs from the amount computed by applying the U.S. Federal income tax rate as a result of the following:

                                                                        YEARS ENDED DECEMBER 31,
                                                                       --------------------------
                                                                        1994      1995      1996
                                                                       ------    ------    ------
Taxes at statutory U.S. Federal income tax rate.....................    35.00     35.00     35.00
U.S./U.K. tax rate differential.....................................    (0.57)    (0.91)     0.15
Income taxed directly to owners.....................................   (21.95)   (21.80)   (16.55)
State and city income taxes (benefit), net of federal tax benefit...     3.58      1.96      2.71
Tax effect of Reorganization........................................       --        --     (6.69)
Tax effect of dividends on mandatorily redeemable preferred stock...     1.47      1.38     (1.18)
Tax effect of U.K. permanent differences............................     2.59      2.30     (2.17)
Other...............................................................       --        --      3.37
                                                                       ------    ------    ------
Effective tax rate..................................................    20.12     17.93     14.64
                                                                       ======    ======    ======

     Deferred income taxes are recorded based upon differences between the financial statement and tax bases of assets and liabilities. There has been no valuation allowance recorded relating to the deferred tax assets. As

                          SNYDER COMMUNICATIONS, INC.

6. INCOME TAXES: -- (CONTINUED)

of December 31, 1995 and 1996 temporary differences that give rise to the deferred tax assets and liabilities consisted of the following:

                                                                          1995          1996
                                                                        ---------    ----------
Accrued expenses and other liabilities...............................   $  52,411    $1,161,329
Vacation and severance accruals......................................      32,907       120,010
Allowance for doubtful accounts......................................      40,000        42,582
Other................................................................      17,751            --
                                                                        ---------    ----------
Gross deferred tax assets............................................     143,069     1,323,921
Property and equipment...............................................    (273,766)      (86,958)
Prepaid pension cost.................................................     (60,321)      (83,859)
                                                                        ---------    ----------
Gross deferred tax liabilities.......................................    (334,087)     (170,817)
                                                                        ---------    ----------
Net deferred tax (liability) asset...................................   $(191,018)   $1,153,104
                                                                        =========    ==========

     At December 31, 1996, cumulative undistributed earnings of Brann were approximately $1.7 million. No provision for U.S. income taxes or U.K. withholding taxes has been made since the Company considers these undistributed earnings to be permanently invested in the U.K. The Company has estimated that because of available tax planning strategies such earnings, if repatriated, would not result in an additional material tax provision.

7. INTERNATIONAL OPERATIONS:

     After giving effect to the Acquisitions, the Company has operations in both the United States and the U.K. Financial information by country is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                               -------------------------------------------
                                                  1994            1995            1996
                                               -----------    ------------    ------------
        Revenues
             United States..................   $37,477,886    $ 70,260,899    $119,977,514
             U.K. ..........................    42,951,152      62,540,474      65,462,899
                                               -----------    ------------    ------------
        Total Revenues......................   $80,429,038    $132,801,373    $185,440,413
                                               ===========    ============    ============
        Income from operations
             United States..................   $ 5,487,069    $  5,367,367    $ 10,572,041
             U.K............................     2,959,824       4,854,502         222,279
                                               -----------    ------------    ------------
        Total income from operations........   $ 8,446,893    $ 10,221,869    $ 10,794,320
                                               ===========    ============    ============

                                                            1995            1996
                                                         -----------    ------------
        Identifiable assets
             United States............................   $18,320,584    $ 72,925,797
             U.K. ....................................    29,227,990      31,667,745
                                                         -----------    ------------
        Total identifiable assets.....................   $47,548,574    $104,593,542
                                                         ===========    ============

                          SNYDER COMMUNICATIONS, INC.

8. LEASES:

     The Company leases certain facilities, office equipment and other assets. The following is a schedule of future minimum lease payments for capital leases and for operating leases (with initial or remaining terms in excess of one year at December 31, 1996).

                                                                        CAPITAL       OPERATING
                     YEAR ENDING DECEMBER 31,                           LEASES         LEASES
-------------------------------------------------------------------   -----------    -----------
1997...............................................................   $ 1,354,384    $ 5,697,191
1998...............................................................     1,167,393      4,966,457
1999...............................................................       648,001      3,973,093
2000...............................................................        80,590      3,189,087
2001...............................................................            --      2,987,102
Thereafter.........................................................            --     10,543,113
                                                                      -----------    -----------
     Total minimum lease payments..................................     3,250,368     31,356,043
                                                                                      ==========
Less -- Amount representing interest...............................      (415,019)
                                                                      -----------
     Total obligation under capital leases.........................     2,835,349
Less -- Current portion............................................    (1,108,954)
                                                                      -----------
Long-term portion..................................................   $ 1,726,395
                                                                      ===========

     Property and equipment, net, on the consolidated balance sheets includes $1,326,069 and $3,258,065 for equipment purchased under capital leases as of December 31, 1995 and 1996, respectively.

     Rental expense for all operating leases was approximately $1,806,400, $2,838,600 and $4,119,691 for the years ended December 31, 1994, 1995 and 1996, respectively.

9. CAPITAL STOCK:

     On September 30, 1996 SCI completed an initial public offering of 8,970,000 shares of its common stock, par value $0.001 per share (the "Common Stock") at an offering price of $17.00 per share. The offering included 4,038,162 newly issued shares of Common Stock sold by SCI and 4,931,838 previously outstanding shares of Common Stock sold by selling stockholders. SCI received net proceeds of $59.2 million from the offering (after deducting the costs associated with the offering). SCI did not receive any proceeds from the sale of shares of Common Stock in the offering by the selling stockholders.

     In May 1995, SMS sold a 6.15 percent interest in the Partnership for $2,050,000 in cash proceeds. These proceeds are reflected (net of associated income taxes of $815,000 and SMS's basis in the equity interest) as a contribution to additional paid-in capital in the accompanying consolidated financial statements.

10. STOCK INCENTIVE PLAN:

     In September 1996, SCI adopted the 1996 Stock Incentive Plan (the "Stock Option Plan"). The Stock Option Plan authorizes SCI to grant incentive stock options, non-qualified stock options, restricted stock awards and stock appreciation rights ("SARs"). Subject to adjustment, the aggregate number of shares of Common Stock which may be issued under the Stock Option Plan upon exercise of options, SARs or in the form of restricted stock may not exceed five million shares.

     In conjunction with Brann's purchase of Brann Limited in January 1994, Brann adopted a stock option plan. Granted options were exercisable upon a sale or flotation of Brann as defined in the terms of the plan. No compensation expense has been recognized in the financial statements for the Brann options for any of the periods presented as the conditions for their exercise were not probable at any of the balance sheet dates. In

                          SNYDER COMMUNICATIONS, INC.

10. STOCK INCENTIVE PLAN: -- (CONTINUED)

conjunction with the acquisition of Brann by SCI, all of the outstanding options of Brann were exchanged for options of the common stock of the Company under the Stock Option Plan. The exchange of Brann options for SCI options was based on the final common stock exchange rates used in the acquisition, with the SCI options possessing identical terms to the Brann options at the date of conversion. Management anticipates recognizing a charge to first quarter income of approximately $9.1 million related to the accelerated vesting of these options.

     The exercise price of options granted under the Stock Option Plan may not be less than 100 percent (110 percent in the case of an optionee who is a 10 percent stockholder) of the fair market value per share of Common Stock on the date of the option grant. The vesting and other provisions of the options are determined by the Company's Board of Directors. All options granted as of December 31, 1996 vest on or before the fourth anniversary of the date of grant and expire on or before the tenth anniversary of the date of grant.

     A summary of the activity within the Stock Option Plan, for the three years ended December 31, 1996, after giving retroactive effect to the conversion of the Brann options, is as follows:

                                                                SHARES OUTSTANDING
                                                          -------------------------------
                                                           1994       1995        1996
                                                          -------    -------    ---------
        Beginning of year..............................        --    402,254      378,448
             Granted...................................   402,254      3,662    4,289,494
             Exercised.................................        --         --      (25,000)
             Forfeited.................................        --    (27,468)    (280,520)
             Expired...................................        --         --           --
                                                          -------    -------    ---------
        End of year....................................   402,254    378,448    4,362,422
                                                          =======    =======     ========
        Exercisable at end of year.....................        --         --      275,000
                                                          =======    =======     ========

                                                             WEIGHTED AVERAGE EXERCISE
                                                                       PRICE
                                                            ----------------------------
                                                            1994       1995        1996
                                                            -----      -----      ------
        Beginning of year................................   $  --      $0.27      $ 0.27
             Granted.....................................    0.27       0.27       15.18
             Exercised...................................      --         --       17.00
             Forfeited...................................      --       0.27       15.38
             Expired.....................................      --         --          --
                                                            -----      -----      ------
        End of year......................................   $0.27      $0.27      $15.18
                                                            =====      =====      ======

     Weighted average fair value of options granted $37,498,732

     Of the 4,362,422 options outstanding as of December 31, 1996, 3,767,500 options have an exercise price of $17.00 and a weighted average remaining contractual life of 9.69 years. Another 194,500 options have exercise prices between $19.375 and $27, with a weighted average exercise price of $22.972 and a weighted average remaining contractual life of 9.93 years. The remaining 400,422 options relate to the previously converted Brann options which have exercise prices between $0.27 and $2.67 and a remaining contractual life of 7 years.

     The fair value of each option grant is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996: risk-free interest rate of 6.2 percent, expected dividend yield of zero, expected life of 5 years, and expected volatility of 50 percent.

                          SNYDER COMMUNICATIONS, INC.

10. STOCK INCENTIVE PLAN: -- (CONTINUED)

     If the Company had recorded compensation expense using the fair value based method prescribed by SFAS 123, the Company's pro forma net income and pro forma net income per share amounts would have been reduced to the following as adjusted amounts.

Pro forma net income (loss):                            As reported.............   $  5,047,479
                                                        As adjusted.............     (1,847,675)
Pro forma net income (loss) per share:                  As reported.............   $       0.16
                                                        As adjusted.............          (0.06)
Pro forma fully diluted net income (loss) per share:    As reported.............   $       0.16
                                                        As adjusted.............          (0.06)

11. MANDATORILY REDEEMABLE PREFERRED STOCK:

     On January 25, 1994, in connection with the acquisition of Brann Direct Marketing Limited by Brann Holdings, fixed cumulative mandatorily redeemable preferred shares with a par value of L0.90 were issued for L1.00. All of the 3,067,000 authorized shares were issued yielding proceeds of $4,582,098 less associated issue costs of $129,978. A fixed cumulative dividend was payable at the following rates:

                1994...................................................    5%
                1995...................................................    6%
                1996...................................................    7%
                Thereafter.............................................    8%

     The shares were redeemable at L1.00 per share, including the L0.10 premium per share on the following dates by the holders or earlier at the option of Brann.

                                                                      NUMBER
                                                                      -------
                December 31, 1998..................................   517,000
                December 31, 1999..................................   850,000
                December 31, 2000..................................   850,000
                December 31, 2001..................................   850,000

The preferred shares are mandatorily redeemable on a specific date, do not carry voting rights unless dividends are in arrears, which has not occurred, and are not convertible into Brann common equity. Accordingly, the preference shares are classified as long term debt obligations and the dividends as well as the amortization of associated issue costs are charged as a component of interest expense in the accompanying consolidated financial statements. Dividends included in interest expense were $324,784, $366,096 and $362,338 in 1994, 1995 and 1996, respectively. The preferred shares were redeemed in full subsequent to December 31, 1996, as part of the Acquisitions.

12. PENSIONS:

     Brann operates The Brann Retirement Benefits Plan, which is a funded defined benefit plan available to all employees. The assets of the plan are held separately from those of Brann and are invested in managed funds principally comprising equity securities. Plan benefits are based on years of service and compensation levels at the time of retirement. The funding of the plan is determined following consultation with actuaries using the projected unit credit method.

                          SNYDER COMMUNICATIONS, INC.

12. PENSIONS: -- (CONTINUED)

     An actuarial valuation of the pension plan is performed on a triennial basis consistent with regulations governing pensions plans and the accounting therefor in the United Kingdom. SFAS No. 87 requires an annual valuation of a plan's assets and liabilities. For purposes of these financial statements, the actuarial value of the plan's liabilities has been estimated using the available actuarial valuations and the plan's asset values reflect the actual market value of those assets at each balance sheet date based on records maintained by the plan's trustees. The most recent actuarial valuation of the plan's liabilities was performed as of April 1, 1996. The significant assumptions used and the funded status of the plan are set out in the tables below.

  Significant Assumptions

                                                                           AS OF DECEMBER 31,
                                                                          --------------------
                                                                                  1995    1996
                                                                                  ----    ----
                                                                          1994     %       %
                                                                          ----
                                                                           %
    Discount rate......................................................    9.0    8.0     8.0
    Expected long-term rate of return on plan assets...................   10.0    9.0     9.0
    Rate of increase in compensation...................................    7.0    6.0     6.0

  Net Periodic Pension Cost

     Net periodic pension cost is determined using the assumptions as of the beginning of the year and is comprised of the following (in thousands).

                                                                   YEAR ENDED DECEMBER 31,
                                                                -----------------------------
                                                                 1994       1995       1996
                                                                -------    -------    -------
    Service cost.............................................   $   812    $   726    $ 1,109
    Interest cost on projected benefit obligation............       521        710        875
    Actual return on plan assets.............................       935     (1,704)    (1,078)
    Net amortization of unrecognized net (gain) loss and
      deferral of actual return on plan assets...............    (1,578)       915        125
                                                                -------    -------    -------
    Net periodic pension cost................................   $   690    $   647    $ 1,031
                                                                =======    =======    =======

  Funded Status

     The funded status is determined using the assumption as of the end of the year and is reflected as follows (in thousands).

                                                                     AS OF DECEMBER 31,
                                                                     ------------------
                                                                      1995       1996
                                                                     -------    -------
        Actuarial present value of benefit obligations:
             Accumulated and fully vested.........................   $ 9,033    $11,501
        Accumulated benefit obligation............................     9,033     11,501
        Effect of projected future compensation levels............     1,918      2,430
                                                                     -------    -------
        Projected benefit obligation..............................    10,951     13,931
        Plan assets at fair value.................................     9,930     13,777
                                                                     -------    -------
        Plan assets less than projected benefit obligation........    (1,021)      (154)
        Unrecognized loss.........................................     1,206        411
                                                                     -------    -------
        Prepaid pension cost......................................   $   185    $   257
                                                                     =======    =======

                          SNYDER COMMUNICATIONS, INC.

13. RELATED PARTIES:

     SCI's headquarters office space is leased from a third party, in which one of the former limited partners has an ownership interest. Rent paid under this lease was $355,483, $771,855, and $ 1,125,542 in 1994, 1995, and 1996,
respectively.

     During 1995, SCI advanced $2,725,000 to a stockholder of SMS as evidenced by a promissory note. The note was non-interest bearing and secured by SMS stock. This note was distributed to the SMS stockholders, pro rata, on June 30, 1996.

     SCI produces a WallBoard(R) for which a publication beneficially owned by the Original Limited Partner is one of the sponsors. Such publication participates as a sponsor in exchange for the use by the Company of its editorial information. Because it is not practicable to estimate the benefit received by or provided to SCI and the Original Limited Partner, no accounting recognition has been provided for this transaction in the accompanying consolidated financial statements.

14. COMPENSATION TO STOCKHOLDERS:

     Prior to the Reorganization, SCI's operations were conducted by the Partnership. SMS, the general partner of the Partnership, paid compensation to certain officers and employees of the Partnership for services performed for SMS. The compensation from SMS was in addition to the compensation that these individuals received from the Partnership. Following consummation of the Reorganization, these individuals are not performing any comparable duties or responsibilities for SMS. No such compensation was paid by SMS to these individuals in 1996 nor is any such compensation expected to be paid in the future. This non-recurring compensation is included in compensation to stockholders on the consolidated statement of income for the year ended December 31, 1995.

     Prior to its merger with SCI, the stockholders of MMD received compensation for services provided to MMD. Following this merger, two of the former stockholders are not performing comparable duties for MMD. No such compensation is expected to be paid to these individuals in the future. The remaining individual has entered into an employment agreement with the Company which provides for compensation at a reduced level compared to that paid for the periods presented. Based on this individual's compensation for the year ended December 31, 1996, it is anticipated that compensation levels will decrease approximately $1.1 million in 1997.

15. COMMITMENTS AND CONTINGENCIES:

     The Company is subject to lawsuits, investigations and claims arising out of the conduct of its business, including those related to commercial transactions, contracts, government regulation and employment matters. Certain claims, suits and complaints have been filed or are pending against the Company. In the opinion of management, all matters are without merit or are of such kind, or involve such amounts, as would not have a material effect on the financial position or results of operations of the Company if disposed of unfavorably.

     The Internal Revenue Service ("IRS") is currently conducting an examination of MMD's Federal employment tax returns for the years ended December 31, 1992 and 1993. During the course of the examination, the IRS has requested documentation from MMD to support MMD's classification of its field representatives as independent contractors. The Company believes that it has adequate support for its treatment of field representatives as independent contractors. In the opinion of management, the resolution of this matter will not have a material effect on the financial position or results of operations of the Company, and adequate provision for any potential losses has been made in the accompanying consolidated financial statements.

                          SNYDER COMMUNICATIONS, INC.

16. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE
DATA):

     The following table summarizes financial data by quarter for SCI, MMD and Brann for all periods presented, giving effect to the Mergers as if they had occurred at the beginning of the earliest period presented.

                                                                  QUARTER ENDED 1995
                                            --------------------------------------------------------------
                                            MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31     TOTAL
                                            --------    -------    ------------    -----------    --------
Revenues.................................   $28,759     $30,678      $ 33,136        $40,228      $132,801
Gross Profit.............................     8,622       8,558         9,981         11,816        38,977
Net Income...............................     2,104       1,677         2,860            554         7,195
Pro Forma Net Income.....................     1,473       1,191         2,112            417         5,193
Pro Forma Net Income per share...........   $  0.04     $  0.04      $   0.07        $  0.01      $   0.16

                                                                  QUARTER ENDED 1996
                                            --------------------------------------------------------------
                                            MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31     TOTAL
                                            --------    -------    ------------    -----------    --------
Revenues.................................   $40,506     $44,249      $ 45,335        $55,350      $185,440
Gross Profit.............................    10,215      10,860        11,007         14,000        46,082
Income Before
     Extraordinary Item..................     2,372       1,751         2,169          1,939         8,231
Net Income...............................     2,372       1,751         2,169            723         7,015
Pro Forma Net Income
     Before Extraordinary Item...........     1,332       1,004           902          2,112         5,350
Pro Forma Net Income.....................     1,332       1,004           902            896         4,134
Pro Forma Net Income
     Before Extraordinary Item per
       Share.............................   $  0.04     $  0.03      $   0.03        $  0.06      $   0.16
Pro Forma Net Income per share...........   $  0.04     $  0.03      $   0.03        $  0.02      $   0.12

17. SUBSEQUENT EVENT -- RECENT ACQUISITION:

     On January 17, 1997, the Company acquired Supermarket Communications Systems, Inc. ("SCS"). SCS provides marketing services through information centers located in over 7,000 targeted retail outlets. Upon consummation of the acquisition, SCS's name was changed to Good Neighbor Direct, Inc. ("Good Neighbor"), and the information centers acquired will be operated by the Company through Good Neighbor. The purchase price of $4,150,000 was paid in cash. The assets acquired in the purchase include information centers with a net book value of approximately $498,000 and certain other assets with a book value of approximately $29,000.

18. SUBSEQUENT EVENT -- PENDING ACQUISITION:

     On March 18, 1997, the Company entered into a definitive agreement to acquire American List Corporation ("American List") in a merger transaction in which American List will become a wholly owned subsidiary of the Company. Under the terms of the agreement, the Company will issue one share of Common Stock in exchange for all of the outstanding stock of each of the approximately 4.5 million shares of American List common stock outstanding if the average trading price of the Company's Common Stock prior to closing of the transaction is at least $32 per share with the exchange ratio increasing if the average trading price of the Company's Common Stock prior to closing is less than $32 per share. Therefore, each American List stockholder will receive a pro-rata amount of the Company's Common Stock in proportion to their relative percentage ownership in American List. This acquisition is subject to the approval of American List stockholders and to customary regulatory approval. Pending approval, the Company expects to complete this merger transaction in the second quarter of 1997. This merger will be accounted for as a pooling of interests for accounting and financial reporting purposes. American List is a targeted marketing resource, providing clients with the ability to reach over 30 million students and young adults through its proprietary database.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Brann Holdings Limited:

     We have audited the consolidated balance sheets of Brann Holdings Limited (the Company) and its subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom, which do not differ in any material respect from generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles in the United States.

Price Waterhouse
Chartered Accountants
  and Registered Auditors
Bristol, England

May 30, 1997

                                                                       EXHIBIT A

                          AGREEMENT AND PLAN OF MERGER

                           DATED AS OF MARCH 18, 1997

                                     AMONG

                           AMERICAN LIST CORPORATION,
                          SNYDER COMMUNICATIONS, INC.
                                      AND

                           SNYDER Z ACQUISITION, INC.

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                         ----
ARTICLE 1  THE MERGER..................................................................   A-1
  Section 1.1.   The Merger............................................................   A-1
  Section 1.2.   Effective Time........................................................   A-1
  Section 1.3.   Closing of the Merger.................................................   A-2
  Section 1.4.   Effects of the Merger.................................................   A-2
  Section 1.5.   Certificate of Incorporation and Bylaws...............................   A-2
  Section 1.6.   Directors.............................................................   A-2
  Section 1.7.   Officers..............................................................   A-2
  Section 1.8.   Conversion of Shares..................................................   A-2
  Section 1.9.   Exchange of Certificates..............................................   A-3
  Section 1.10.  Stock Options.........................................................   A-4

ARTICLE 2  REPRESENTATIONS AND WARRANTIES OF THE COMPANY...............................   A-5
  Section 2.1.   Organization and Qualification; Subsidiaries..........................   A-5
  Section 2.2.   Capitalization of the Company and Its Subsidiaries....................   A-5
  Section 2.3.   Authority Relative to This Agreement; Consents and Approvals..........   A-6
  Section 2.4.   SEC Reports; Financial Statements.....................................   A-7
  Section 2.5.   Information Supplied..................................................   A-7
  Section 2.6.   Consents and Approvals; No Violations.................................   A-7
  Section 2.7.   No Default............................................................   A-8
  Section 2.8.   No Undisclosed Liabilities; Absence of Changes........................   A-8
  Section 2.9.   Litigation............................................................   A-8
  Section 2.10.  Compliance with Applicable Law........................................   A-8
  Section 2.11.  Employee Plans........................................................   A-9
  Section 2.12.  Environmental Laws and Regulations....................................   A-9
  Section 2.13.  Tax Matters...........................................................   A-9
  Section 2.14.  Intangible Property...................................................  A-10
  Section 2.15.  Opinion of Financial Adviser..........................................  A-11
  Section 2.16.  Brokers...............................................................  A-11
  Section 2.18.  Material Contracts....................................................  A-11
  Section 2.19.  Pooling of Interests..................................................  A-12
  Section 2.20.  Disclosure............................................................  A-12

ARTICLE 3  REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION....................
                                                                                         A-12
  Section 3.1.   Organization..........................................................  A-12
  Section 3.2.   Capitalization of Parent and Its Subsidiaries.........................  A-12
  Section 3.3.   Authority Relative to This Agreement..................................  A-13
  Section 3.4.   SEC Reports; Financial Statements.....................................  A-13
  Section 3.5.   Information Supplied..................................................  A-13
  Section 3.6.   Consents and Approvals; No Violations.................................  A-14
  Section 3.7.   No Default............................................................  A-14
  Section 3.8.   No Undisclosed Liabilities; Absence of Changes........................  A-14
  Section 3.9.   Litigation............................................................  A-14
  Section 3.10.  Compliance with Applicable Law........................................  A-15
  Section 3.11.  Environmental Laws and Regulations....................................  A-15

                                                                                         PAGE
                                                                                         ----
  Section 3.12.  Tax Matters...........................................................  A-15
  Section 3.13.  Intangible Property...................................................  A-16
  Section 3.14.  Brokers...............................................................  A-16
  Section 3.15.  Pooling of Interests..................................................  A-16
  Section 3.16.  Disclosure............................................................  A-16

ARTICLE 4  COVENANTS...................................................................  A-17
  Section 4.1.   Conduct of Business of the Company....................................  A-17
  Section 4.2.   Conduct of Business of Parent.........................................  A-18
  Section 4.3.   Preparation of S-4 and the Proxy Statement............................  A-19
  Section 4.4.   Other Potential Acquirors.............................................  A-19
  Section 4.5.   Letters of Accountants................................................  A-20
  Section 4.6.   Meeting...............................................................  A-20
  Section 4.7.   Stock Exchange Listing................................................  A-20
  Section 4.8.   Access to Information.................................................  A-20
  Section 4.9.   Additional Agreements; Best Efforts...................................  A-21
  Section 4.10.  Consents..............................................................  A-21
  Section 4.11.  Public Announcements..................................................  A-21
  Section 4.12.  Indemnification; Directors' and Officers' Insurance...................  A-21
  Section 4.13.  Notification of Certain Matters.......................................  A-22
  Section 4.14.  Pooling...............................................................  A-22
  Section 4.15.  Tax-Free Reorganization Treatment.....................................  A-22
  Section 4.16.  Employment Benefits...................................................  A-22
  Section 4.17.  Company Affiliates....................................................  A-23
  Section 4.18.  SEC Filings...........................................................  A-23
  Section 4.19.  Guarantee of Performance..............................................  A-23

ARTICLE 5  CONDITIONS TO CONSUMMATION OF THE MERGER....................................  A-23
  Section 5.1.   Conditions to Each Party's Obligations to Effect the Merger...........  A-23
  Section 5.2.   Conditions to the Obligations of the Company..........................  A-24
  Section 5.3.   Conditions to the Obligations of Parent and Acquisition...............  A-24

ARTICLE 6  TERMINATION; AMENDMENT; WAIVER..............................................  A-25
  Section 6.1.   Termination...........................................................  A-25
  Section 6.2.   Effect of Termination.................................................  A-26
  Section 6.3.   Fees and Expenses.....................................................  A-26
  Section 6.4.   Amendment.............................................................  A-26
  Section 6.5.   Extension; Waiver.....................................................  A-27

ARTICLE 7  MISCELLANEOUS...............................................................  A-27
  Section 7.1.   Nonsurvival of Representations and Warranties.........................  A-27
  Section 7.2.   Entire Agreement; Assignment..........................................  A-27
  Section 7.3.   Validity..............................................................  A-27
  Section 7.4.   Notices...............................................................  A-27
  Section 7.5.   Governing Law.........................................................  A-28
  Section 7.6.   Descriptive Headings..................................................  A-28
  Section 7.7.   Parties in Interest...................................................  A-28
  Section 7.8.   Severability..........................................................  A-28
  Section 7.9.   Specific Performance..................................................  A-28
  Section 7.10.  Brokers...............................................................  A-28
  Section 7.11.  Counterparts..........................................................  A-28

EXHIBIT A - Employment Agreements

EXHIBIT B - Stockholders Agreement

EXHIBIT C - Affiliate Letter

EXHIBIT D - Tax Certificate of Company

EXHIBIT E - Tax Certificate of Parent and Acquisition

                             TABLE OF DEFINED TERMS

                                                          CROSS REFERENCE
                      TERM                                  IN AGREEMENT               PAGE
------------------------------------------------  --------------------------------  ----------
AA..............................................  Section 4.5.....................        A-20
Acquisition.....................................  Preamble........................         A-1
Affiliate Letter................................  Recitals........................         A-1
Average Final Closing Price.....................  Section 1.8(a)..................         A-2
Certificate of Merger...........................  Section 1.2.....................         A-1
Certificates....................................  Section 1.9(b)..................         A-3
Claim...........................................  Section 4.12(a).................        A-21
Closing.........................................  Section 1.3.....................         A-2
Closing Date....................................  Section 1.3.....................         A-2
Code............................................  Recitals........................         A-1
Company.........................................  Preamble........................         A-1
Company Affiliate...............................  Recitals........................         A-1
Company Board...................................  Section 2.3(a)..................         A-6
Company Disclosure Schedule.....................  Section 2.1(b)..................         A-5
Company Option(s)...............................  Section 1.10(a).................         A-4
Company Permits.................................  Section 2.10....................         A-8
Company Plan....................................  Section 1.10(a).................         A-4
Company SEC Reports.............................  Section 2.4.....................         A-7
Company Securities..............................  Section 2.2(a)..................         A-6
Contracts.......................................  Section 2.18(a).................        A-11
Current Premium.................................  Section 4.12(b).................        A-21
DGCL............................................  Section 1.1.....................         A-1
Effective Time..................................  Section 1.2.....................         A-1
Employment Agreements...........................  Recitals........................         A-1
Environmental Claim.............................  Section 2.12(a).................         A-9
Environmental Laws..............................  Section 2.12(a).................         A-9
ERISA...........................................  Section 2.11....................         A-9
Exchange Act....................................  Section 2.2(c)..................         A-6
Exchange Agent..................................  Section 1.9(a)..................         A-3
Exchange Fund...................................  Section 1.9(a)..................         A-3
Financial Adviser...............................  Section 2.15....................        A-11
GAAP............................................  Section 2.4.....................         A-7
Governmental Entity.............................  Section 2.6.....................         A-7
HSR Act.........................................  Section 2.6.....................         A-7
Lien............................................  Section 2.2(b)..................         A-6
Material Adverse Effect.........................  Sections 2.1(a), 3.1(a).........   A-5, A-12
Merger..........................................  Section 1.1.....................         A-1
Non-Disclosure Agreement........................  Section 2.14....................        A-11
NYSE............................................  Section 1.8(b)..................         A-2
Parent..........................................  Preamble........................         A-1
Parent Common Stock.............................  Section 1.8(a)..................         A-2
Parent Options..................................  Section 1.10(a).................         A-4
Parent Permits..................................  Section 3.10....................        A-15
Parent SEC Reports..............................  Section 3.4.....................        A-13
Parent Securities...............................  Section 3.2(a)..................        A-12

                                                          CROSS REFERENCE
                      TERM                                  IN AGREEMENT               PAGE
------------------------------------------------  --------------------------------  ----------
Proxy Statement.................................  Section 2.5.....................         A-7
S-4.............................................  Section 2.5.....................         A-7
SEC.............................................  Section 2.4.....................         A-7
Secretary of State..............................  Section 1.2.....................         A-1
Securities Act..................................  Recitals........................         A-1
Share(s)........................................  Section 1.8(a)..................         A-2
Stockholders Agreement..........................  Recitals........................         A-1
Subsidiary......................................  Section 2.1(a)..................         A-5
Superior Proposal...............................  Section 4.4(b)..................        A-20
Surviving Corporation...........................  Section 1.1.....................         A-1
Taxes...........................................  Section 2.13(b).................        A-10
Third Party.....................................  Section 6.1(d)..................        A-26
Third Party Acquisition.........................  Section 6.1(d)..................        A-26

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER, dated as of March 18, 1997, is among AMERICAN LIST CORPORATION, a Delaware corporation (the "Company"), SNYDER COMMUNICATIONS, INC., a Delaware corporation ("Parent"), and SNYDER Z ACQUISITION, INC., a Delaware corporation and a wholly owned subsidiary of Parent ("Acquisition").

     WHEREAS, the Boards of Directors of the Company, Parent and Acquisition each have, in light of and subject to the terms and conditions set forth herein,
(i) determined that the Merger (as defined in Section 1.1) is fair to their respective stockholders and in the best interests of such stockholders and (ii) approved the Merger in accordance with this Agreement;

     WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

     WHEREAS, concurrently with the execution hereof and as a condition to Parent's and Acquisition's willingness to enter into this Agreement (i) the Company and Martin Lerner, the President and Chief Executive Officer of the Company, Donald Damore, the Vice President-Finance of the Company, and Charles
A. Caccia, the Vice President -- Marketing of the Company, respectively, have entered into Employment Agreements (the "Employment Agreements") attached hereto as Exhibits A-1, A-2 and A-3 and (ii) certain holders of Shares (as defined in Section 1.8(a)) are entering into a Stockholders Agreement, a copy of which is attached hereto as Exhibit B (the "Stockholders Agreement");

     WHEREAS, it is intended that the Merger shall be recorded for accounting purposes as a "pooling-of-interests"; and

     WHEREAS, the Company has delivered to Parent a letter identifying all persons (each, a "Company Affiliate") who are, at the date hereof, "affiliates" of the Company for purposes of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), and each Company Affiliate has delivered to Parent a letter in the form attached hereto as Exhibit C (each, an "Affiliate Letter") relating to (i) the transfer, prior to the Effective Time (as defined in Section 1.8(a)), of the Shares beneficially owned by such Company Affiliate on the date hereof, and (ii) the transfer of the shares of Parent Common Stock (as defined in Section 1.8(a)) to be received by such Company Affiliate in the Merger.

     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Acquisition hereby agree as follows:

                                   ARTICLE 1

                                   THE MERGER

     SECTION 1.1. The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and the Merger Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), Acquisition shall be merged with and into the Company (the "Merger"). Following the Merger, the Company shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Acquisition shall cease.

     SECTION 1.2. Effective Time. Subject to the terms and conditions set forth in this Agreement, the Company, Parent and Acquisition will cause a certificate of Merger (the "Certificate of Merger") with respect to the Merger to be executed and filed with the Secretary of State of the State of Delaware (the "Secretary of State") as provided in the DGCL. The Merger shall become effective on the date the Certificate of Merger has been duly filed with the Secretary of State or at such date as is agreed between the parties and specified in the Certificate of Merger, and such time is hereinafter referred to as the "Effective Time."

     SECTION 1.3. Closing of the Merger. The closing of the Merger (the "Closing") will take place at a time and on a date to be specified by the parties, which shall be no later than the second business day after satisfaction of the latest to occur of the conditions set forth in Article 5 (the "Closing Date"), at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, unless another time, date or place is agreed to in writing by the parties hereto.

     SECTION 1.4. Effects of the Merger. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Acquisition shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Acquisition shall become the debts, liabilities and duties of the Surviving Corporation.

     SECTION 1.5. Certificate of Incorporation and Bylaws. The Certificate of Incorporation of the Company in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with applicable law. The Bylaws of the Company in effect at the Effective Time shall be the Bylaws of the Surviving Corporation until amended in accordance with applicable law.

     SECTION 1.6. Directors. The directors of Acquisition at the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until such director's successor is duly elected or appointed and qualified.

     SECTION 1.7. Officers. The officers of the Company at the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until such officer's successor is duly elected or appointed and qualified.

     SECTION 1.8. Conversion of Shares.

     (a) At the Effective Time, each share of common stock, par value $0.01 per share, of the Company (individually a "Share" and collectively, the "Shares") issued and outstanding immediately prior to the Effective Time (other than (i) Shares held by any subsidiary of the Company and (ii) Shares held by Parent, Acquisition or any other Subsidiary of Parent) shall, by virtue of the Merger and without any action on the part of Acquisition, the Company or the holder thereof, be converted into and shall represent the right to receive the number of fully paid and nonassessable shares of common stock, $0.001 par value per share, of Parent ("Parent Common Stock") equal to the Exchange Ratio. The "Exchange Ratio" shall be determined prior to the Closing Date based on the Average Final Closing Price (as defined below) in the following manner:

          (i) if the Average Final Closing Price equals or exceeds $32.00, the Exchange Ratio shall be 1.00;

          (ii) if the Average Final Closing Price equals or exceeds $28.00 but is less than $32.00, the Exchange Ratio shall equal the quotient (rounded to four decimal places) of $32.00 divided by the Average Final Closing Price;

          (iii) if the Average Final Closing Price equals or exceeds $26.00 and is less than $28.00, the Exchange Ratio shall be 1.14; and

          (iv) if the Average Final Closing Price is less than $26.00, the Exchange Ratio shall equal the quotient (rounded to four decimal places) of $29.71 divided by the Average Final Closing Price (provided, in the event the Final Average Closing Price is less than $24.00, that this Agreement shall not have been terminated pursuant to Section 6.1(c)(iv) or 6.1(d)(v)).

     As used herein, "Average Final Closing Price" shall mean the average of the closing prices (or, if the Parent Common Stock should not trade on any Trading Day (as hereinafter defined), the average of the high bid and low asked prices therefor on such day), regular way, per share of Parent Common Stock, as reported on the New York Stock Exchange ("NYSE") Composite Tape during the twenty consecutive Trading Days ending on (and including) the third Trading Day prior to the Effective Time. "Trading Day" means a day on which the NYSE is open for trading. The multiple of Parent Common Stock represented by the Exchange Ratio shall be the Merger Consideration.

     (b) At the Effective Time, each outstanding share of the common stock, par value $0.01 per share, of Acquisition shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

     (c) At the Effective Time, each Share held by Parent, Acquisition or any subsidiary of Parent, Acquisition or the Company immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Acquisition, the Company or the holder thereof, be canceled, retired and cease to exist and no payment shall be made with respect thereto.

     SECTION 1.9. Exchange of Certificates.

     (a) As of the Effective Time, Parent shall make available to American Stock Transfer Company or another bank or trust company designated by Parent and reasonably acceptable to the Company (the "Exchange Agent"), for the benefit of the holders of Shares, for exchange in accordance with this Article I, through he Exchange Agent: (i) certificates representing the appropriate number of shares of Parent Common Stock and (ii) cash to be paid in lieu of fractional shares of Parent Common Stock (such shares of Parent Common Stock and such cash are hereinafter referred to as the "Exchange Fund").

     (b) As soon as reasonably practicable and in any event within five (5) business days after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the "Certificates") whose shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 1.8: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent and Acquisition (provided that the Company shall have the right to consent, which consent shall not be unreasonably withheld, to any such other appointment made prior to the Effective Time), together with such letter of transmittal, duly executed, the holder of such Certificate shall receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock and, if applicable, a check representing the cash consideration to which such holder may be entitled on account of a fractional share of Parent Common Stock, which such holder has the right to receive pursuant to the provisions of this Article I, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a transferee if the Certificate representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 1.9, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Parent Common Stock and cash in lieu of any fractional shares of Parent Common Stock as contemplated by this
Section 1.9.

     (c) No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.9(f) until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 1.9(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock.

     (d) In the event that any certificate for Shares shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof such shares of Parent Common Stock and cash in lieu of fractional shares, if any, as may be required pursuant to this Agreement; provided, however, that Parent may, in its discretion, require the delivery of a suitable bond or indemnity.

     (e) All shares of Parent Common Stock issued upon the surrender for exchange of Shares in accordance with the terms hereof (including any cash paid pursuant to Section 1.9(c) or 1.9(f)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

     (f) No fractions of a share of Parent Common Stock shall be issued in the Merger, but in lieu thereof each holder of Shares otherwise entitled to a fraction of a share of Parent Common Stock shall, upon surrender of his or her certificate or certificates, be entitled to receive an amount of cash (without interest) determined by multiplying the Average Final Closing Price by the fractional share interest to which such holder would otherwise be entitled. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting problems which would otherwise be caused by the issuance of fractional shares.

     (g) Any portion of the Exchange Fund which remains undistributed to the stockholders of the Company for one year after the Effective Time shall be delivered to Parent, upon demand, and any stockholders of the Company who have not theretofore complied with this Article I shall thereafter look only to Parent for payment of their claim for Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

     (h) Neither Parent nor the Company shall be liable to any holder of Shares, or Parent Common Stock, as the case may be, for such shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     SECTION 1.10. Stock Options. (a) All options (individually, a "Company Option" and collectively, the "Company Options") outstanding at the Effective Time under the 1992 Stock Option Plan of the Company (the "Company Plan") shall remain outstanding following the Effective Time. At the Effective Time, such Company Options shall, by virtue of the Merger and without any further action on the part of the Company or the holder of such Company Options, be assumed by Parent in such manner that Parent (a) is a corporation (or a parent or a subsidiary corporation of such corporation) "assuming a stock option in a transaction to which Section 424(a) applied" within the meaning of Section 424 of the Code; or (b) to the extent that Section 424 of the Code does not apply to any such Company Options, would be such a corporation (or a parent or a subsidiary corporation of such corporation) were Section 424 applicable to such option. At the Effective Time, (i) all references in the Company Plan to the Company shall be deemed to refer to Parent and (ii) as soon as practicable, but in no event later than 30 days following the Effective Time, Parent shall issue to each holder of a Company Option a document evidencing the assumption of such option by Parent in accordance herewith. Each Company Option assumed by Company (as assumed, the "Parent Options") shall be exercisable upon the same terms and conditions including, without limitation, vesting, as under the Company Plan and the applicable option agreement issued thereunder, except that (x) each such Company Option shall be exercisable for that whole number of shares of Parent Common Stock (rounded down to the nearest whole share) into which the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time would be converted under Section 1.8 of this Agreement; and (y) the option price per share of Parent Common Stock shall be an amount equal to the option price per share of the Company Common Stock subject to such Company Option in effect immediately prior to the Effective Time divided by the Exchange Ratio (the option price per share, as so determined, being rounded upward to the nearest full cent). The date of grant of each Parent Option shall be the date on which the corresponding

Company Option was granted. A cash payment shall be made for any fractional share based upon the last reported sale price per share of Parent Common Stock on the Trading Day immediately preceding the date of exercise.

     (b) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Parent Options in accordance with this Section 1.10. As soon as practicable after the Effective Time, Parent shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), or another appropriate form with respect to the shares of Parent Common Stock subject to the Parent Options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Parent Options remain outstanding.

                                   ARTICLE 2

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to each of Parent and Acquisition as follows:

     SECTION 2.1. Organization and Qualification; Subsidiaries.

     (a) The Company and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not have a Material Adverse Effect (as defined below) on the Company. The Company has heretofore delivered to Acquisition or Parent accurate and complete copies of the Certificate of Incorporation and Bylaws, as currently in effect, of the Company. When used in connection with the Company or its Subsidiaries, the term "Material Adverse Effect" means any change or effect (i) that is or is reasonably likely to be materially adverse to the properties, business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as whole, other than any change or effect arising out of general economic conditions not specifically related to any businesses in which the Company is engaged or (ii) that may impair the ability of the Company to consummate the transactions contemplated hereby. For the purposes of this Agreement, "Subsidiary" shall mean, when used with reference to any other entity, any entity more than fifty percent (50%) of the outstanding voting securities or interests (including membership interests) of which are owned directly or indirectly by such former entity.

     (b) Except as set forth in Section 2.1(b) of the Disclosure Schedule previously delivered by the Company to Parent (the "Company Disclosure Schedule"), the Company has no Subsidiaries and does not own, directly or indirectly, beneficially or of record, any shares of capital stock or other security of any other entity or any other investment in any other entity.

     (c) Each of the Company and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect on the Company.

     The Company has heretofore delivered to Parent accurate and complete copies of the Certificate of Incorporation and Bylaws, as currently in effect, of each of the Company's Subsidiaries.

     SECTION 2.2. Capitalization of the Company and Its Subsidiaries.

     (a) The authorized capital stock of the Company consists of: 20,000,000 Shares, of which, as of March 17, 1997, 4,411,678 Shares were issued and outstanding. All of the Shares have been validly issued, and are fully paid, nonassessable and free of preemptive rights. As of March 17, 1997, 84,730 Shares were reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding

Company Stock Options issued pursuant to the Company Plan. Since December 11, 1996, no shares of the Company's capital stock have been issued other than pursuant to Company Stock Options already in existence on such date, and, since October 16, 1996, no stock options have been granted. Except as set forth above, there are outstanding (i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company or its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company, (iii) except as set forth in Section 2.2(a)(iii) of the Company Disclosure Schedule, no options or other rights to acquire from the Company or its Subsidiaries, and no obligations of the Company or its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, and (iv) except as set forth in Section 2.2(a)(iv) of the Disclosure Schedule no equity equivalents, interests in the ownership or earnings of the Company or its Subsidiaries or other similar rights (including stock appreciation rights) (collectively, "Company Securities"). There are no outstanding obligations of the Company or its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Except as set forth in Section 2.2(a) of the Company Disclosure Schedule, there are no stockholder agreements (other than the Stockholders Agreement), voting trusts or other agreements or understandings to which the Company is a party or to which it is bound relating to the voting or registration of any shares of capital stock of the Company.

     (b) All of the outstanding capital stock of each of the Company's Subsidiaries is owned directly by the Company, free and clear of any Lien (as defined below) or any other limitation or restriction (including any restriction on the right to vote or sell the same, except as may be provided as a matter of law). There are no securities of the Company or its Subsidiaries convertible into or exchangeable for, no options or other rights to acquire from the Company or its Subsidiaries, and no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of any capital stock or other ownership interests in, or any other securities of, any Subsidiary of the Company. There are no outstanding contractual obligations of the Company or its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests in any Subsidiary of the Company. For purposes of this Agreement, "Lien" means, with respect to any asset (including, without limitation, any security) any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

     (c) The Shares constitute the only class of securities of the Company or its Subsidiaries registered or required to be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     SECTION 2.3. Authority Relative to This Agreement; Consents and Approvals.

     (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to stockholder approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company (the "Company Board") and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval and adoption of this Agreement by the holders of a majority of the then outstanding Shares). This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

     (b) The Company Board has duly and validly approved, and taken all corporate actions required to be taken by the Board for the consummation of, the transactions, including the Merger, contemplated hereby and resolved to recommend that the stockholders of the Company approve and adopt this Agreement; provided, however, that such approval and recommendation may be withdrawn, modified or amended in the event that the Company Board by majority vote determines in its good faith judgment, after consultation with and based upon the advice of independent legal counsel, that it is required to do so in order to comply with its fiduciary duties to stockholders under applicable law.

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     SECTION 2.4. SEC Reports; Financial Statements. The Company has filed all required forms, reports and documents with the Securities and Exchange Commission (the "SEC") since January 1, 1994, each of which has complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, each as in effect on the dates such forms, reports and documents were filed. The Company has heretofore delivered to Parent, in the form filed with the SEC (including any amendments thereto), (i) its Annual Reports on Form 10-K for each of the fiscal years ended February 28, 1994, February 28, 1995 and February 29, 1996, (ii) all definitive proxy statements relating to the Company's meetings of stockholders (whether annual or special) held since January 1, 1992 and (iii) all other reports or registration statements filed by the Company with the SEC since January 1, 1992, including all exhibits included or incorporated by reference therein (the "Company SEC Reports"). None of such forms, reports or documents, including, without limitation, any financial statements or schedules included or incorporated by reference therein (but excluding Exhibits), contained, when filed (subject to the amendments filed in connection therewith in the case of the Company's registration statement on Form S-1 filed in 1996), any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company included in the Company SEC Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly present, in conformity with generally accepted accounting principles applied on a consistent basis ("GAAP") (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments). Since February 29, 1996, there has not been any change, or any application or request for any change, by the Company or any of its Subsidiaries in accounting principles, methods or policies for financial accounting or tax purposes (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments).

     SECTION 2.5. Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (the "S-4") will, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and
(ii) the proxy statement relating to the meeting of the Company's stockholders to be held in connection with the Merger (the "Proxy Statement") will, at the date mailed to stockholders and at the times of the meeting of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to the Company, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the S-4 or the Proxy Statement, the Company shall promptly so advise Parent and such event shall be so described, and such amendment or supplement (which Parent shall have a reasonable opportunity to review) shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company. The Proxy Statement, insofar as it relates to the meeting of the Company's stockholders to vote on the Merger, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

     SECTION 2.6. Consents and Approvals; No Violations. Except as set forth in
Section 2.6 of the Company Disclosure Schedule and except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or blue sky laws, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the filing and recordation of the Certificate of Merger as required by the DGCL, no filing with or notice to, and no permit, authorization, consent or approval of, any court or tribunal or administrative, governmental or regulatory body, agency or authority (a "Governmental Entity") is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not have a Material Adverse Effect on the Company. Neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective Certificate of Incorporation or Bylaws (or similar governing documents) of the Company or any of its Subsidiaries, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults which would not have a Material Adverse Effect on the Company.

     SECTION 2.7. No Default. None of the Company or its Subsidiaries is in default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a default or violation) of any term, condition or provision of (i) its Certificate of Incorporation or Bylaws (or similar governing documents), (ii) any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is now a party or by which any of them or any of their respective properties or assets may be bound or (iii) any order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company, its Subsidiaries or any of their respective properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults that would not have a Material Adverse Effect on the Company.

     SECTION 2.8. No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by the Company in the Company SEC Reports and except as set forth in Section 2.8 of the Company Disclosure Schedule, (i) as of November 30, 1996, none of the Company or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which is required to be and which is not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of the Company (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on the Company and (ii) since November 30, 1996, the business of the Company and its Subsidiaries has been carried on only in the ordinary and usual course, none of the Company or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, which could reasonably be expected to have, and there have been no events, changes or effects with respect to the Company or its Subsidiaries having or which could reasonably be expected to have, a Material Adverse Effect on the Company.

     SECTION 2.9. Litigation. Except as publicly disclosed by the Company in the Company SEC Reports or in Section 2.9 of the Company Disclosure Schedule, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by the Company in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by the Company, none of the Company or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on the Company or would prevent or delay the consummation of the transactions contemplated hereby.

     SECTION 2.10. Compliance with Applicable Law. Except as publicly disclosed by the Company in the Company SEC Reports, the Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "Company Permits"), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on the Company. Except as publicly disclosed by the Company in the Company SEC Reports, the Company and its

Subsidiaries are in compliance with the terms of the Company Permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on the Company. Except as publicly disclosed by the Company in the Company SEC Reports or as otherwise disclosed to Parent on the date hereof, the businesses of the Company and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity except that no representation or warranty is made in this Section 2.10 with respect to Environmental Laws (as defined in Section 2.12(a)) and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on the Company. Except as publicly disclosed by the Company in the Company SEC Reports, no investigation or review by any Governmental Entity with respect to the Company or its Subsidiaries is pending or, to the best knowledge of the Company, threatened, nor, to the best knowledge of the Company, has any Governmental Entity indicated an intention to conduct the same, other than, in each case, those which the Company reasonably believes will not have a Material Adverse Effect on the Company.

     SECTION 2.11. Employee Plans. Except as set forth in Section 2.11 of the Company's Disclosure Schedule (the "Company Employee Plans"), copies of the governing documents for which have been provided to Parent, there are no "employee benefit plans" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), maintained or contributed to by the Company or its Subsidiaries. The Company Employee Plans are in compliance with the applicable provisions of ERISA and the Code, except for instances of non-compliance that could not reasonably be expected to have a Material Adverse Effect on the Company.

     SECTION 2.12. Environmental Laws and Regulations.

     (a) Except as publicly disclosed by the Company in the Company SEC Reports,
(i) each of the Company and its Subsidiaries is in compliance with all applicable federal, state and local laws and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) (collectively, "Environmental Laws"), except for non-compliance that could not reasonably be expected to have a Material Adverse Effect on the Company, which compliance includes, but is not limited to, the possession by the Company and its Subsidiaries of all material permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof; (ii) none of the Company or its Subsidiaries has received written notice of, or, to the knowledge of the Company, is the subject of, any action, cause of action, claim, investigation, demand or notice by any person or entity alleging liability under or non-compliance with any Environmental Law (an "Environmental Claim") that could reasonably be expected to have a Material Adverse Effect on the Company; and (iii) to the knowledge of the Company, there are no circumstances that are reasonably likely to prevent or interfere with such material compliance in the future.

     (b) Except as publicly disclosed by the Company in the Company SEC Reports, there are no Environmental Claims which could reasonably be expected to have a Material Adverse Effect on the Company that are pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries or, to the knowledge of the Company, against any person or entity whose liability for any Environmental Claim the Company or either of its Subsidiaries has or may have retained or assumed either contractually or by operation of law.

     SECTION 2.13. Tax Matters. (a) Except as disclosed in writing to Parent and
Acquisition:

          (i) The Company and its Subsidiaries have timely filed, or been included in, all material federal, state, local and foreign Tax Returns (as defined below) to be filed by them.

          (ii) Except to the extent adequately reserved for in accordance with GAAP, all income and franchise Taxes (as defined below) and material other Taxes due and payable by the Company and any of its Subsidiaries have been timely paid in full. The consolidated financial statements contained in the most recent Company SEC Reports reflect an adequate reserve for all Taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements.

          (iii) No material deficiencies for any Taxes have been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries that have not been fully paid or adequately provided for in the appropriate financial statements of the Company and its Subsidiaries. No material issues relating to Taxes have been raised in writing by any governmental authority during any presently pending audit or examination.

          (iv) The Company and its Subsidiaries have withheld all material Taxes required to have been withheld and paid by them on their behalf in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and such withheld Taxes have either been duly paid to the proper governmental authority or set aside in accounts for such purpose.

          (v) None of the Company or any of its Subsidiaries has taken or agreed to take any action that would prevent or impede the Merger from qualifying as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

          (vi) None of the Company or any of its Subsidiaries has filed a consent under Section 341(f) of the Code concerning collapsible corporations.

          (vii) None of the Company or any of its Subsidiaries has made any payments, nor is any of them obligated to make any payments, and is not a party to any agreement that could obligate it to make any payments that will not be deductible under Section 280G of the Code or would constitute compensation in excess of the limitation set forth in Section 162(m) of the Code.

          (viii) None of the Company or any of its Subsidiaries is a party to any Tax allocation or sharing agreement or arrangement (whether or not in writing), except among themselves.

          (ix) None of the Company or any of its Subsidiaries has executed or entered into a closing agreement that could affect its Tax liability for any period after the Closing Date pursuant to Section 7121 of the Code or any similar provision of state, local or foreign law.

          (x) None of the Company or any of its Subsidiaries has agreed to or is making adjustments pursuant to Section 481(a) of the Code that could affect its Tax liability for any period after the Closing Date by reason of change in accounting method initiated by the Company or any of its Subsidiaries nor to the knowledge of the Company has the IRS proposed any such adjustment or change in accounting method, or has any application pending with any taxing authority requesting permission for any changes in accounting methods that relate to the business or operations of the Company or any of its Subsidiaries.

     (b) For purposes of this Agreement, the following definitions shall apply:

          "Tax" or "Taxes" means any federal, state, local or foreign net or gross income, franchise, profits, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium (including taxes under Section 59A of the Code), capital stock, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax, governmental fee or like assessment or charge of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not, imposed by any governmental authority or arising under any tax law (including by reason of several and/or transferee liability).

          "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof.

     SECTION 2.14. Intangible Property. The Company and it Subsidiaries own or possess adequate licenses or other valid rights to use all material patents, patent rights, trademarks, trademark rights, trade names, trade name rights, copyrights, service marks, trade secrets, applications for trademarks and for service marks, know-how and other proprietary rights and information used or held for use in connection with the business of the Company and its Subsidiaries as currently conducted or as contemplated to be conducted, and the Company is unaware of any assertion or claim challenging the validity of any of the foregoing which, individually or in the aggregate, would have a Material Adverse Effect on the Company. The conduct of the business of the Company and its Subsidiaries as heretofore and currently conducted has not and does not conflict in any way with any patent, patent right, license, trademark, trademark right, trade name, trade name right, service mark or copyright of any third party that, individually or in the aggregate, would have a Material Adverse Effect on the Company. To the knowledge of the Company, there are no infringements of any proprietary rights owned by or licensed by or to the Company or any subsidiary which, individually or in the aggregate, would have a Material Adverse Effect on the Company.

     Each person listed in Section 2.14 of the Company's Disclosure Schedule has executed a confidentiality, non-disclosure agreement and/or invention assignment agreement (each, a "Non-Disclosure Agreement"). Such Non-Disclosure Agreements constitute valid and binding agreements enforceable in accordance with their respective terms subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

     SECTION 2.15. Opinion of Financial Adviser. Prudential Securities Incorporated (the "Financial Adviser") has delivered to the Board its written opinion, dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair to the holders of Shares from a financial point of view, a signed, true and complete copy of which opinion has been delivered to Parent, and as of the date hereof such opinion has not been withdrawn or modified.

     SECTION 2.16. Brokers. No broker, finder or investment banker (other than Prudential Securities Incorporated, a true and correct copy of whose engagement agreement has been provided to Parent) is entitled to any brokerage, finder's or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its affiliates or stockholders (including the Company Affiliates).

     SECTION 2.17. [Intentionally Omitted]

     SECTION 2.18. Material Contracts.

     (a) Section 2.18(a) of the Company Disclosure Schedule lists all of the following contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound: (i) employment, consulting, non-competition, severance, golden parachute or indemnification contract (including, without limitation, any contract to which the Company or any of its Subsidiaries is a party involving employees of the Company or any of its Subsidiaries); (ii) licensing, merchandising or distribution agreements; (iii) contracts granting a right of first refusal or first negotiation; (iv) partnership or joint venture agreements; (v) agreements for the acquisition, sale or lease of material properties or assets of the Company (by merger, purchase or sale of assets or stock or otherwise) entered into since January 1, 1992; (vi) contracts or agreements with any Governmental Entity; (vii) other contracts which materially affect the business, properties or assets of the Company and its Subsidiaries taken as a whole which are not otherwise disclosed in this Agreement or were entered into other than in the ordinary course of business; and (viii) all commitments and agreements to enter into any of the foregoing (collectively, together with any such contracts entered into in accordance with Section 4.1 hereof, the "Contracts"). The Company has delivered or otherwise made available to Parent true, correct and complete copies of the Contracts listed in Section 2.18(a) of the Company Disclosure Schedule, together with all amendments, modifications and supplements thereto and all side letters to which the Company is a party affecting the obligations of any party thereunder.

     (b) Except as set forth in Section 2.18(b) of the Company Disclosure
Schedule:

          (i) Each of the Contracts is valid and enforceable in accordance with its terms, and there is no default under any Contract so listed either by the Company or, to the knowledge of the Company, by any other party thereto which could have a Material Adverse Effect, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or, to the knowledge of the Company, any other party which could have a Material Adverse Effect.

          (ii) No party to any such Contract has given notice to the Company of or made a claim against the Company with respect to any material breach or material default thereunder.

     (c) With respect to those Contracts that were assigned or subleased to the Company by a third party, all necessary consents to such assignments or subleases have been obtained.

     SECTION 2.19. Pooling of Interests. The representations of the Company in its letter dated March 18, 1997 to Grant Thornton are to its knowledge true and correct.

     SECTION 2.20. Disclosure. No representation or warranty by the Company contained in this Agreement and no statement contained in any certificate delivered by the Company to Acquisition or Parent pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading when taken together in light of the circumstances in which they were made.

                                   ARTICLE 3

                         REPRESENTATIONS AND WARRANTIES
                           OF PARENT AND ACQUISITION

     Parent and Acquisition hereby represent and warrant to the Company as follows:

     SECTION 3.1. Organization.

     (a) Each of Parent, Acquisition and each other Subsidiary of Parent is a corporation or partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not have a Material Adverse Effect (as defined below) on Parent. When used in connection with Parent or Acquisition or any other Subsidiary of Parent, the term "Material Adverse Effect" means any change or effect (i) that is or is reasonably likely to be materially adverse to the properties, business, results of operations or condition (financial or otherwise) of Parent and its Subsidiaries, taken as a whole, other than any change or effect arising out of general economic conditions not specifically related to any businesses in which Parent and its Subsidiaries are engaged or (ii) that may impair the ability of Parent and/or Acquisition to consummate the transactions contemplated hereby.

     (b) Except as set forth in Section 3.1(b) of the Parent Disclosure Schedule, the Parent has no Subsidiaries and does not own, directly or indirectly, beneficially or of record, any shares of capital stock or other security of any other entity or any other investment in any other entity.

     (c) Parent has heretofore delivered to the Company accurate and complete copies of the Certificate of Incorporation and Bylaws, as currently in effect, of Parent and Acquisition. Each of Parent and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect on Parent.

     SECTION 3.2. Capitalization of Parent and Its Subsidiaries.

     (a) The authorized capital stock of Parent consists of (i) 120,000,000 shares of Parent Common Stock, of which, as of March 17, 1997, 35,051,062 shares of Parent Common Stock were issued and outstanding and (ii) 5,000,000 shares of preferred stock, $0.001 par value per share, none of which is issued or outstanding. All of the shares of Parent Common Stock have been validly issued, and are fully paid, nonassessable and free of preemptive rights. As of March 17, 1997, 4,649,000 shares of Parent Common Stock were reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding options. Except as described in the Parent SEC Reports, as set forth above or as described in Section 3.2(a) of the Parent Disclosure Schedule, as of the date hereof, there are outstanding (i) no shares of capital stock or other voting securities of Parent, (ii) no securities of Parent or its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of Parent, (iii) no options or other rights to acquire from Parent or its Subsidiaries and no obligations of Parent or its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent, and (iv) no equity equivalents, interests in the ownership or earnings of Parent or its Subsidiaries or other similar rights (including stock appreciation rights) (collectively, "Parent Securities"). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which Parent is a party or to which it is bound relating to the voting of any shares of capital stock of Parent.

     (b) All of the outstanding capital stock of Parent's Subsidiaries (including Acquisition) is owned by Parent, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including any restriction on the right to vote or sell the same, except as may be provided as a matter of law). There are no securities of Parent or its Subsidiaries convertible into or exchangeable for, no options or other rights to acquire from Parent or its Subsidiaries, and no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of any capital stock or other ownership interests in, or any other securities of, any Subsidiary of Parent. There are no outstanding contractual obligations of Parent or its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests in any subsidiary of Parent.

     (c) The Parent Common Stock constitutes the only class of equity securities of Parent or its Subsidiaries registered or required to be registered under the Exchange Act.

     SECTION 3.3. Authority Relative to This Agreement. Each of Parent and Acquisition has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the boards of directors of Parent and Acquisition and by Parent as the sole shareholder of Acquisition, and no other corporate proceedings on the part of Parent or Acquisition are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Acquisition and constitutes a valid, legal and binding agreement of each of Parent and Acquisition, enforceable against each of Parent and Acquisition in accordance with its terms.

     SECTION 3.4. SEC Reports; Financial Statements. Parent has filed all required forms, reports and documents with the SEC since September 30, 1996, each of which has complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, each as in effect on the dates such forms, reports and documents were filed. Parent has heretofore delivered to the Company, in the form filed with the SEC (including any amendments thereto), all reports or registration statements filed by Parent with the SEC since September 24, 1996, including all exhibits included or incorporated by reference therein (the "Parent SEC Reports"). None of such forms, reports or documents, including, without limitation, any financial statements or schedules included or incorporated by reference therein (but excluding Exhibits), contained, when filed (subject to amendments filed in connection therewith in the case of Parent's registration statement on form S-1 filed in 1996), any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of Parent included in the Parent SEC Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly present, in conformity with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments). Since September 30, 1996, there has not been any change, or any application or request for any change, by the Company or any of its Subsidiaries in accounting principles, methods or policies for financial accounting or tax purposes.

     SECTION 3.5. Information Supplied. None of the information supplied or to be supplied by Parent or Acquisition for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the Proxy Statement will, at the date mailed to stockholders and at the times of the meeting of stockholders to be held in connection with the Merger, contain

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any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Parent, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the S-4 or the Proxy Statement, Parent shall promptly so advise the Company and such event shall be so described, and such amendment or supplement (which the Company shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

     SECTION 3.6. Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or blue sky laws, the HSR Act, and the filing and recordation of the Certificate of Merger as required by the DGCL, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by Parent or Acquisition of this Agreement or the consummation by Parent or Acquisition of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not have a Material Adverse Effect on Parent. Neither the execution, delivery and performance of this Agreement by Parent or Acquisition nor the consummation by Parent or Acquisition of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective Certificate of Incorporation or Bylaws (or similar governing documents) of Parent or Acquisition or any of Parent's Subsidiaries, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Acquisition or any of Parent's Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or (iii) violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent or Acquisition or any of Parent's Subsidiaries or any of their respective properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults which would not have a Material Adverse Effect on Parent.

     SECTION 3.7. No Default. None of Parent or any of its Subsidiaries is in default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a default or violation) of any term, condition or provision of (i) its Certificate of Incorporation or Bylaws (or similar governing documents), (ii) any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is now a party or by which any of them or any of their respective properties or assets may be bound or (iii) any order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent, its Subsidiaries or any of their respective properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults that would not have a Material Adverse Effect on Parent.

     SECTION 3.8. No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by Parent in the Parent SEC Reports, as of September 30, 1996, none of Parent or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which is not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of Parent and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on Parent. Except as publicly disclosed by Parent in the Parent SEC Reports, since September 30, 1996, the business of Parent and its Subsidiaries has been carried on only in the ordinary and usual course, none of Parent or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to Parent or its Subsidiaries having or which could reasonably be expected to have, a Material Adverse Effect on Parent.

     SECTION 3.9. Litigation. Except as publicly disclosed by Parent in the Parent SEC Reports, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on Parent or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by Parent in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by Parent in the Parent SEC Reports, none of Parent or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expect to have a Material Adverse Effect on Parent or would prevent or delay the consummation of the transactions contemplated hereby.

     SECTION 3.10. Compliance with Applicable Law. Except as publicly disclosed by Parent in the Parent SEC Reports, Parent and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "Parent Permits"), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on Parent. Except as publicly disclosed by Parent in the Parent SEC Reports, Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on Parent. Except as publicly disclosed by Parent, the businesses of Parent and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity except that no representation or warranty is made in this Section 3.10 with respect to Environmental Laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on Parent. Except as publicly disclosed by Parent in the Parent SEC Reports, no investigation or review by any Governmental Entity with respect to Parent or its Subsidiaries is pending or, to the best knowledge of Parent, threatened, nor, to the best knowledge of Parent, has any Governmental Entity indicated an intention to conduct the same, other than, in each case, those which Parent reasonably believes will not have a Material Adverse Effect on Parent.

     SECTION 3.11. Environmental Laws and Regulations.

     (a) Except as publicly disclosed by Parent in the Parent SEC Reports, (i) each of Parent and its Subsidiaries is in compliance with all Environmental Laws, except for non-compliance that could not reasonably be expected to have a Material Adverse Effect on Parent, which compliance includes, but is not limited to, the possession by Parent and its Subsidiaries of all material permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof; (ii) none of Parent or its Subsidiaries has received written notice of, or, to the knowledge of Parent, is the subject of, any Environmental Claim that could reasonably be expected to have a Material Adverse Effect on Parent; and (iii) to the knowledge of Parent, there are no circumstances that are reasonably likely to prevent or interfere with such material compliance in the future.

     (b) Except as publicly disclosed by Parent in the Parent SEC Reports, there are no Environmental Claims which could reasonably be expected to have a Material Adverse Effect on Parent that are pending or, to the knowledge of Parent, threatened against Parent or its Subsidiaries or, to the knowledge of Parent, against any person or entity whose liability for any Environmental Claim Parent or its Subsidiaries has or may have retained or assumed either contractually or by operation of law.

     SECTION 3.12. Tax Matters. Except as disclosed in writing to the Company:

          (i) Parent and its Subsidiaries have timely filed, or been included in, all material federal, state, local and foreign Tax Returns to be filed by them.

          (ii) Except to the extent adequately reserved for in accordance with GAAP, all income and franchise Taxes and material other Taxes due and payable by Parent and any of its Subsidiaries have been timely paid in full. The consolidated financial statements contained in the most recent Parent SEC Reports reflect an adequate reserve for all Taxes payable by Parent and any of its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements.

          (iii) No material deficiencies for any Taxes have been proposed, asserted or assessed in writing against Parent or any of its Subsidiaries that have not been fully paid or adequately provided for in the

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

     appropriate financial statements of Parent and its Subsidiaries. No material issues relating to Taxes have been raised in writing by any governmental authority during any presently pending audit or examination.

          (iv) Parent and its Subsidiaries have withheld all material Taxes required to be withheld and paid by them on their behalf in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and such withheld Taxes have either been duly paid to the proper governmental authority or set aside in accounts for such purpose.

          (v) None of Parent or any of its Subsidiaries has taken or agreed to take any action that would prevent or impede the Merger from qualifying as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

          (vi) None of Parent or any of its Subsidiaries has filed a consent under Section 341(f) of the Code concerning collapsible corporations.

          (vii) None of Parent or any of its Subsidiaries has made any payments, nor is any of them obligated to make any payments, and is not a party to any agreement that could obligate it to make any payments that will not be deductible under Section 280G of the Code or would constitute compensation in excess of the limitation set forth in Section 162(m) of the Code.

          (viii) None of Parent or any of its Subsidiaries is a party to any Tax allocation or sharing agreement or arrangement (whether or not in writing), except among themselves.

          (ix) None of Parent or any of its Subsidiaries has executed or entered into a closing agreement that could affect its Tax liability for any period after the Closing Date pursuant to Section 7121 of the Code or any similar provision of state, local, or foreign law.

          (x) None of Parent or any of its Subsidiaries has agreed to or is making adjustments pursuant to Section 481(a) of the Code that could affect its Tax liability for any period after the Closing Date by reason of change in accounting method initiated by Parent or any of its Subsidiaries nor to the knowledge of Parent has the IRS proposed any such adjustment or change in accounting method, or has any application pending with any taxing authority requesting permission for any changes in accounting methods that relate to the business or operations of Parent or any of its Subsidiaries.

     SECTION 3.13. Intangible Property. Parent and its Subsidiaries own or possess adequate licenses or other valid rights to use all material patents, patent rights, trademarks, trademark rights, trade names, trade name rights, copyrights, service marks, trade secrets, applications for trademarks and for service marks, know-how and other proprietary rights and information used or held for use in connection with the business of Parent and its Subsidiaries as currently conducted or as contemplated to be conducted, and Parent is unaware of any assertion or claim challenging the validity of any of the foregoing which, individually or in the aggregate, would have a Material Adverse Effect on Parent. The conduct of the business of Parent and its Subsidiaries as heretofore and currently conducted has not and does not conflict in any way with any patent, patent right, license, trademark, trademark right, trade name, trade name right, service mark or copyright of any third party that, individually or in the aggregate, would have a Material Adverse Effect on Parent. To the knowledge of Parent there are no infringements of any proprietary rights owned by or licensed by or to Parent or any Subsidiary which, individually or in the aggregate, would have a Material Adverse Effect on Parent.

     SECTION 3.14. Brokers. No broker, finder or investment banker (other than Donaldson, Lufkin & Jenrette) is entitled to any brokerage, finder's or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Acquisition.

     SECTION 3.15. Pooling of Interests. The assurances of Parent in its letter dated March 14, 1997 to AA are to Parent's knowledge true and correct.

     SECTION 3.16. Disclosure. No representation or warranty by Parent contained in this Agreement and no statement contained in any certificate delivered by Parent to the Company pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the

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

statements contained herein or therein not misleading when taken together in light of the circumstances in which they were made.

                                   ARTICLE 4

                                   COVENANTS

     SECTION 4.1. Conduct of Business of the Company. Except as contemplated by this Agreement or as set forth in Section 4.1 of the Company's Disclosure Schedule, during the period from the date hereof to the Effective Time, the Company will, and will cause each of its Subsidiaries to, conduct its operations in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, seek to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the Effective Time, neither the Company nor any of its Subsidiaries will, without the prior written consent of Parent:

          (a) amend its Certificate of Incorporation or Bylaws (or other similar governing instrument);

          (b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including, without limitation, any stock options or stock appreciation rights), except for the issuance of Shares upon the exercise of options outstanding under the Company's 1992 Stock Option Plan and listed in Section 2.2(a) of the Company's Disclosure Schedule, in accordance with the terms of such Plan and options as in effect on the date hereof;

          (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to stockholders in their capacity as such or redeem or otherwise acquire any of its securities or any securities of any of its Subsidiaries, except for the regular quarterly dividend on the Shares not in excess of $.30 per share per quarter;

          (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

          (e) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any Subsidiary;

          (f) (i) incur or assume any long-term or short-term debt or issue any debt securities; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business consistent with past practice and in amounts not material to the Company and its Subsidiaries, taken as a whole, and except for obligations of the wholly owned subsidiary of the Company; (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than to a Subsidiary of the Company or customary loans or advances to employees in the ordinary course of business consistent with past practice and in amounts not material to the maker of such loan or advance); (iv) pledge or otherwise encumber shares of capital stock of the Company or its Subsidiaries; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material Lien thereupon;

          (g) except as may be required by law or as contemplated by this Agreement, enter into, adopt or amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agree-

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

     ment, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer or employee in any manner, or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date hereof (including, without limitation, the granting of stock appreciation rights or performance units);

          (h) acquire, sell, lease or dispose of any assets outside the ordinary course of business or any assets which in the aggregate are material to the Company and its Subsidiaries taken as a whole, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice;

          (i) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by it;

          (j) revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business or as required by GAAP;

          (k) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein; (ii) other than in the ordinary course of business consistent with past practice, enter into any contract or agreement or amend any of the Contracts or the agreements referred to in Section 2.16, provided that in no event shall the Company or any of its Subsidiaries amend, modify or extend any of the agreements set forth in Section 2.18(a) of the Company's Disclosure Schedule; (iii) authorize any new capital expenditure or expenditures which, individually, is in excess of $30,000 or, in the aggregate, are in excess of $100,000; or
     (iv) enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action that would be prohibited hereunder;

          (l) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of claims, liabilities reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its Subsidiaries or incurred in the ordinary course of business consistent with past practice;

          (m) settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby;

          (n) make or revoke any material tax election or settle or compromise any tax liability material to the Company and its Subsidiaries taken as a whole; or

          (o) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) through 4.1(n) or any action which would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect.

     SECTION 4.2. Conduct of Business of Parent. Except as contemplated by this Agreement, during the period from the date hereof to the Effective Time, Parent will not, without the prior written consent of Company:

          (a) amend its Certificate of Incorporation (except to increase its authorized capital stock) or Bylaws;

          (b) combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to stockholders in their capacity as such, or redeem or otherwise acquire any of its securities, or (unless a proportionate adjustment shall be made to Merger Consideration) split its shares of capital stock;

          (c) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent; or

          (d) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.2(a) through 4.2(c) or any action which would make any of the representations or warranties of Parent contained in this Agreement untrue or incorrect.

     SECTION 4.3. Preparation of S-4 and the Proxy Statement. Parent will, as promptly as practicable, prepare and file with the SEC the S-4, containing a proxy statement/prospectus and a form of proxy, in connection with the registration under the Securities Act of the shares of Parent Common Stock issuable upon conversion of the Shares and the other transactions contemplated hereby. The Company will, as promptly as practicable, prepare and file with the SEC the Proxy Statement that will be the same proxy statement/prospectus contained in the S-4 and a form of proxy, in connection with the vote of the Company's stockholders with respect to the Merger. Parent and the Company will, and will cause their accountants and lawyers to, use their best efforts to have or cause the S-4 declared effective as promptly as practicable, including, without limitation, causing their accountants to deliver necessary or required instruments such as opinions and certificates, and will take any other action required or necessary to be taken under federal or state securities laws or otherwise in connection with the registration process, it being understood and agreed that Schulte Roth & Zabel LLP, counsel to the Company, will render the tax opinion referred to in Section 5.2(d) on (i) the date the preliminary Proxy Statement is filed with the SEC and (ii) the date the S-4 is filed with the SEC. Each of the Company and, if applicable, Parent will use its best efforts to cause the Proxy Statement to be mailed to its stockholders at the earliest practicable date.

     SECTION 4.4. Other Potential Acquirors. (a) The Company, its affiliates and their respective officers, directors, employees, representatives and agents shall immediately cease any existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any acquisition of all or any material portion of the assets of, or any equity interest in, the Company or its Subsidiaries or any business combination with the Company or its Subsidiaries. The Company may, directly or indirectly, furnish information and access, in each case only in response to unsolicited requests therefor, to any corporation, partnership, person or other entity or group pursuant to confidentiality agreements, and may participate in discussions and negotiate with such entity or group concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company or any Subsidiary or division of the Company, if such entity or group has submitted a written proposal to the Company Board relating to any such transaction and the Company Board determines in its good faith judgment, after consultation with and based upon the advice of independent legal counsel, that it is required to do so to comply with its fiduciary duties to stockholders under applicable law. The Company Board shall provide a written notice to Parent and Acquisition describing in reasonable detail the material terms and conditions of any such proposal as promptly as reasonably practicable following prompt consideration thereof by the Company Board and shall keep Parent and Acquisition advised thereafter of material developments with respect thereto as promptly as reasonably practicable. Except as set forth above, neither the Company nor any of its affiliates shall, nor shall the Company authorize or permit any of its or their respective officers, directors, employees, representatives or agents to directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent and Acquisition, any affiliate or associate of Parent and Acquisition or any designees of Parent and Acquisition) concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company or any Subsidiary or division of the Company; provided, however, that nothing herein shall prevent the Company Board from taking, and disclosing to the Company's stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer; provided, further, that nothing herein shall prevent the Company Board from making such disclosure to the Company's stockholders as, in the good faith judgment of the Company Board, after consultation with and based upon the advice of independent legal counsel, is required to comply with its fiduciary duties to stockholders under applicable law.

     (b) Except as set forth in this Section 4.4, the Company Board shall not approve or recommend, or cause the Company to enter into any agreement with respect to, any Third Party Acquisition (as defined in Section 6.1). Notwithstanding the foregoing, if the Board of Directors of the Company, after consultation with and based upon the advice of independent legal counsel, determines in good faith that it is necessary to do so in order to comply with its fiduciary duties to stockholders under applicable law, the Company Board may approve or recommend a Superior Proposal (as defined below) or cause the Company to enter into an agreement with respect to a Superior Proposal, but in each case only after a reasonable period following delivery of a written notice to Parent and Acquisition containing the information specified in Section 4.4(a) hereof including the identity of the person making such Superior Proposal. In addition, if the Company proposes to enter into an agreement with respect to any Third Party Acquisition, it shall concurrently with entering into such an agreement pay, or cause to be paid, to Parent the fee required by Section 6.3(a) hereof. For purposes of this Agreement, a "Superior Proposal" means any bona fide proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the Shares then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Company Board determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Merger.

     SECTION 4.5. Letters of Accountants. The Company shall use its best efforts to cause to be delivered to Parent a letter of Grant Thornton LLP, the Company's independent auditors, and Parent shall use its best efforts to cause to be delivered to the Company a letter of Arthur Andersen LLP ("AA"), Parent's independent auditors, in each case dated a date within two business days before the date on which the S-4 shall become effective and addressed to the recipients thereof, in form and substance reasonably satisfactory to such recipients and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4.

     SECTION 4.6. Meeting. The Company shall call a meeting of its stockholders to be held as promptly as practicable for the purpose of voting upon this Agreement and related matters. The Company and Acquisition will, through their respective Boards of Directors recommend to their respective stockholders approval of such matters; provided, however, that the Company Board may withdraw its recommendation if the Company Board by a majority vote determines in its good faith judgment, after consultation with and based upon the advice of independent legal counsel, that it is required to do so to comply with its fiduciary duties to stockholders under applicable law. The Company and Parent shall coordinate and cooperate with respect to the timing of such meetings and shall use their best efforts to hold such meetings on the same day and as soon as practicable after the date hereof.

     SECTION 4.7. Stock Exchange Listing. Parent shall use its best efforts to cause the shares of Parent Common Stock to be issued in the Merger and the shares of Parent Common Stock to be reserved for issuance upon exercise of Company Stock Options to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

     SECTION 4.8. Access to Information.

     (a) Between the date hereof and the Effective Time, the Company will give Parent and Acquisition and their authorized representatives reasonable access to all employees, plants, offices, warehouses and other facilities and to all books and records of the Company and its Subsidiaries, will permit Parent and Acquisition to make such inspections as Parent and Acquisition may reasonably require and will cause the Company's officers and those of its Subsidiaries to furnish Parent and Acquisition with such financial and operating data and other information with respect to the business, properties and personnel of the Company and its Subsidiaries as Parent or Acquisition may from time to time reasonably request, provided that no investigation pursuant to this Section 4.8(a) shall affect or be deemed to modify any of the representations or warranties made by the Company.

     (b) Between the date hereof and the Effective Time, Parent shall furnish to the Company and its authorized representatives reasonable access to such material information relating to the business and financial condition of Parent as the Company may reasonably request, provided that such information shall not include detail with respect to employee compensation and benefit matters or information subject to confidentiality restrictions binding on Parent.

     (c) Each of the parties will hold and will cause its consultants and advisors to hold in confidence all documents and information concerning the other parties hereto furnished in connection with the transactions contemplated by this Agreement pursuant to the terms of that certain Confidentiality Agreement entered into between the Company and Parent dated February 5, 1997.

     SECTION 4.9. Additional Agreements; Best Efforts. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, (i) cooperation in the preparation and filing of the Proxy Statement and the S-4, any filings that may be required under the HSR Act, and any amendments to any thereof; (ii) contesting any legal proceeding relating to the Merger; and (iii) the execution of any additional instruments, including the Certificate of Merger, necessary to consummate the transactions contemplated hereby. Subject to the terms and conditions of this Agreement, Parent and Acquisition agree to use all reasonable efforts to cause the Effective Time to occur as soon as practicable after the shareholder vote or votes with respect to the Merger. In case at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement, the proper officers and directors of each party hereto shall take all such necessary action.

     SECTION 4.10. Consents. Parent, Acquisition and the Company each will use all reasonable efforts to obtain consents of all third parties and Governmental Entities necessary, proper or advisable for the consummation of the transactions contemplated by this Agreement.

     SECTION 4.11. Public Announcements. Parent, Acquisition and the Company, as the case may be, will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, including, without limitation, the Merger. Immediately following the execution and delivery hereof the Company will announce the suspension of its previously announced stock purchase program.

     SECTION 4.12. Indemnification; Directors' and Officers' Insurance.

     (a) Parent and Acquisition agree that all rights to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of the Company and its Subsidiaries as provided in their respective Certificates of Incorporation or Bylaws (or other similar governing instruments) or otherwise in effect as of the date hereof with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim (a "Claim") asserted or made within such period shall continue until the disposition of such Claim. To the maximum extent permitted by the DGCL, such indemnification shall be mandatory rather than permissive and the Surviving Corporation shall advance expenses in connection with such indemnification to the fullest extent permitted under applicable law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification); provided, however, the indemnification provided hereunder shall not be greater than the indemnification permissible pursuant to the Company's or its Subsidiaries' respective Certificates of Incorporation and Bylaws (or other similar governing instruments), as in effect as of the date hereof.

     (b) Parent shall cause the Surviving Corporation to maintain in effect for not less than three years from the Effective Time policies of the directors' and officers' liability and fiduciary insurance substantially on the terms pursuant to which Parent's directors currently are insured with respect to claims arising from facts or events occurring prior to the Effective Time to the extent required to cover the types of actions and omissions with respect to which Parent's directors are currently insured (provided that the Surviving Corporation shall not be required to pay an annual premium for such insurance in excess of 200% of the premiums paid as of the Effective Date for such insurance ("Current Premium"), and if such premiums for such insurance would at any time exceed 200% of the Current Premium, the Parent shall cause Surviving Corporation to maintain policies of insurance which, in Parent's good faith determination, provide the maximum coverage available at an annual premium equal to 200% of the Current Premium).

     (c) In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or

(ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent assume the obligations set forth in this section.

     (d) The provisions in this Section 4.12 (i) are intended to be for the benefit of, and shall be enforceable by, each person entitled to indemnification hereunder, and each such person's heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

     SECTION 4.13. Notification of Certain Matters. The Company shall give prompt notice to Parent and Acquisition, and Parent and Acquisition shall give prompt notice to the Company, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time, (ii) any material failure of the Company, Parent or Acquisition, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (iii) any notice of, or other communication relating to, a default or event which, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of it and its Subsidiaries taken as a whole to which it or any of its Subsidiaries is a party or is subject, (iv) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, or
(v) any material adverse change in their respective financial condition, properties, businesses, results of operations or prospects, taken as a whole, other than changes resulting from general economic conditions; provided, however, that the delivery of any notice pursuant to this Section 4.13 shall not cure such breach or noncompliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     SECTION 4.14. Pooling. The Company and Parent each agrees that it will not take any action which could prevent the Merger from being accounted for as a "pooling-of-interests" for accounting purposes and the Company will bring to the attention of Parent, and Parent will bring to the attention of the Company, any actions, or agreements or understandings, whether written or oral, to act that could be reasonably likely to prevent Parent from accounting for the Merger as a "pooling-of-interests." Concurrently herewith, AA has delivered to Parent a letter to the effect that Parent qualifies for pooling-of-interests accounting and Grant Thornton has delivered to the Company a letter to the effect that the Company qualifies for pooling-of-interests accounting. Parent shall use commercially reasonable efforts to have AA deliver updating confirmation of AA's letter to Parent, and the Company shall use commercially reasonable efforts to have Grant Thornton deliver updating confirmation of Grant Thornton's letter to the Company, in each case upon the filing of the S-4 and upon the mailing of the Proxy Statement. The Company and Parent each shall use commercially reasonable efforts to cause their respective accountants to cooperate fully with the other in connection with the delivery of such confirmations.

     SECTION 4.15. Tax-Free Reorganization Treatment. The Company, and Parent and Acquisition shall each execute and deliver to Schulte Roth & Zabel LLP, counsel to the Company, and to Weil, Gotshal & Manges LLP, counsel to Parent and Acquisition, a certificate substantially in the form attached hereto as Exhibits D and E, respectively, at such time or times as reasonably requested by such law firms in connection with their delivery of opinions with respect to the transactions contemplated hereby, and shall provide a copy of such certificate to the Company and to Parent and Acquisition, respectively. None of the Company, Parent or Acquisition shall take or cause to be taken any action which would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the representations in Exhibits D and E.

     SECTION 4.16. Employment Benefits. Parent shall, for a period of at least one year following the Closing, use commercially reasonable best efforts to continue to provide to employees of the Surviving Corporation the Company's Oxford health plan as currently in effect or, if the continuation of such plan is not possible or commercially practicable, benefits at least as favorable as those currently provided under the

Oxford plan. With respect to any employee benefit plans provided to employees of the Company by the Parent after the Closing Date (the "Parent Employee Plans"), Parent shall grant all employees of the Surviving Company who become participants in such plans credit for all services with the Company prior to the Closing Date for purposes of eligibility and vesting for which such services were recognized by the Company. To the extent the Parent Employee Plans provide medical or dental welfare benefits after the Closing Date, Parent shall cause all pre-existing condition exclusions and actively at work requirements to be waived to the extent allowable under the Company Employee Plans and Parent shall provide that any expenses incurred on or before the Closing Date shall be taken into account under the Parent Employee Plans to the extent satisfied under the Company Employee Plans for purposes of satisfying the applicable deductible, coinsurance and maximum out-of-pocket provisions for such employees and their covered dependents. On and after the Closing Date, Parent shall cause the medical or dental welfare benefit plans covering employees of the Company to provide continuation coverage (within the meaning of Section 4980B of the Code) to employees of the Company who terminated prior to the Closing Date and their dependents.

     SECTION 4.17. Company Affiliates. (a) The Company has identified to Parent each Company Affiliate and each Company Affiliate has delivered to Parent on or prior to the date hereof, a written agreement (i) that such Company Affiliate will not sell, pledge, transfer or otherwise dispose of any shares of Parent Common Stock issued to such Company Affiliate pursuant to the Merger, except in compliance with Rule 145 promulgated under the Securities Act or an exemption from the registration requirements of the Securities Act and (ii) that such Company Affiliate will not thereafter sell or in any other way reduce such Company Affiliate's risk relative to any shares of Parent Common Stock received in the Merger (within the meaning of the SEC's Financial Reporting Release No. 1, "Codification of Financing Reporting Policies," sec. 201.01 47 F.R. 21028 (April 15, 1982)), until such time as financial results (including combined sales and net income) covering at least 30 days of post-merger operations have been published, except as permitted by Staff Accounting Bulletin No. 76 issued by the SEC.

     (b) Parent shall use its best efforts to publish no later than 30 days after the end of the first calendar month after the Effective Time in which there are at least 30 days of financial results for post-merger operations, the financial results required by Section 4.17(a) above.

     SECTION 4.18. SEC Filings. Each of Parent and the Company shall promptly provide the other party (or its counsel) with copies of all filings made by the other party or any of its Subsidiaries with the SEC or any other state or federal Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

     SECTION 4.19. Guarantee of Performance. Parent hereby guarantees the performance by Acquisition of its obligations under this Agreement and the indemnification obligations of the Surviving Corporation pursuant to Section 4.12(a) hereof.

                                   ARTICLE 5

                    CONDITIONS TO CONSUMMATION OF THE MERGER

     SECTION 5.1. Conditions to Each Party's Obligations to Effect the
Merger. The respective obligations of each party hereto to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) this Agreement shall have been approved and adopted by the requisite vote of the stockholders of the Company;

          (b) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any United States court or United States governmental authority which prohibits, restrains, enjoins or restricts the consummation of the Merger;

          (c) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired, and any other governmental or regulatory notices or approvals required with respect to the transactions contemplated hereby shall have been either filed or received;

          (d) the S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order and Parent shall have received all state securities laws or "blue sky" permits and authorizations necessary to issue shares of Parent Common Stock in exchange for the Shares in the Merger;

          (e) Parent shall have received an opinion from AA stating that the Merger will be accounted for under GAAP as a "pooling-of-interests," and such opinion shall not have been withdrawn or modified in any material respect; and

          (f) the Employment Agreements shall be in full force and effect.

     SECTION 5.2. Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) the representations of Parent and Acquisition contained in this Agreement or in any other document delivered pursuant hereto shall be true and correct in all material respects at and as of the Effective Time with the same effect as if made at and as of the Effective Time, and at the Closing Parent and Acquisition shall have delivered to the Company a certificate to that effect;

          (b) each of the obligations of Parent and Acquisition to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time and at the Closing Parent and Acquisition shall have delivered to the Company a certificate to that effect;

          (c) the shares of Parent Common Stock issuable to the Company stockholders pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the NYSE upon official notice of issuance;

          (d) the opinion of Schulte Roth & Zabel LLP, counsel to the Company, to the effect that (i) the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; (ii) each of Parent, Acquisition, and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code; and
     (iii) no gain or loss will be recognized by shareholders of the Company with respect to shares of Parent Common Stock received in the Merger in exchange for Shares, except with respect to cash received in lieu of fractional shares;

          (e) Parent shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, in the reasonable opinion of the Company, individually or in the aggregate, have a Material Adverse Effect on Parent; and

          (f) there shall have been no events, changes or effects with respect to Parent or its Subsidiaries having or which could reasonably be expected to have a Material Adverse Effect on Parent.

     SECTION 5.3. Conditions to the Obligations of Parent and Acquisition. The respective obligations of Parent and Acquisition to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) the representations of the Company contained in this Agreement or in any other certificate delivered pursuant hereto shall be true and correct in all material respects at and as of the Effective Time with the same effect as if made at and as of the Effective Time, and at the Closing the Company shall have delivered to Parent and Acquisition a certificate to that effect;

          (b) each of the obligations of the Company to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time and at the Closing the Company shall have delivered to Parent and Acquisition a certificate to that effect;

          (c) each Company Affiliate and each stockholder that is a party to the Stockholders Agreement shall have performed his or its respective obligations under the applicable Affiliate Letter and/or the Stockholders Agreement (if applicable), and Parent shall have received a certificate signed by each of them to such effect;

          (d) the Company shall have obtained the consent or approval of each person whose consent or approval shall be required in order to permit the succession by the Surviving Corporation pursuant to the Merger to any obligation, right or interest of the Company or any Subsidiary of the Company under any loan or credit agreement, note, mortgage, indenture, lease or other agreement or instrument, except for those for which failure to obtain such consents and approvals would not, in the reasonable opinion of Parent, individually or in the aggregate, have a Material Adverse Effect on the Company; and

          (e) there shall have been no events, changes or effects with respect to the Company or its Subsidiaries having or which could reasonably be expected to have, a Material Adverse Effect on the Company.

                                   ARTICLE 6

                         TERMINATION; AMENDMENT; WAIVER

     SECTION 6.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time, but prior to the Effective Time:

          (a) by mutual written consent of Parent, Acquisition and the Company;

          (b) by Parent and Acquisition or the Company if (i) any court of competent jurisdiction in the United States or other United States governmental authority shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become nonappealable or (ii) the Merger has not been consummated by August 15, 1997; provided that no party may terminate this Agreement pursuant to this clause (ii) if such party's failure to fulfill any of its obligations under this Agreement shall have been the reason that the Effective Time shall not have occurred on or before said date;

          (c) by the Company if (i) there shall have been a breach of any representation or warranty on the part of Parent or Acquisition set forth in this Agreement, or if any representation or warranty of Parent or Acquisition shall have become untrue, in either case such that the conditions set forth in Section 5.2(a) would be incapable of being satisfied by August 15, 1997 (or as otherwise extended), (ii) there shall have been a breach by Parent or Acquisition of any of their respective covenants or agreements hereunder having a Material Adverse Effect on the Parent or materially adversely affecting (or materially delaying) the consummation of the Merger, and Parent or Acquisition, as the case may be, has not cured such breach within twenty business days after notice by the Company thereof, provided that the Company has not breached any of its obligations hereunder, (iii) the Company enters into a definitive agreement relating to a Superior Proposal in accordance with Section 4.4(b), provided that such termination under this clause (iii) shall not be effective unless the Company has complied with all of the provisions of such Section 4.4(b) and until payment of the fee required by Section 6.3(a) hereof; or (iv) the Average Final Closing Price shall be less than $20.00.

          (d) by Parent and Acquisition if (i) there shall have been a breach of any representation or warranty on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 5.3(a) would be incapable of being satisfied by August 15, 1997 (or as otherwise extended), (ii) there shall have been a breach by the Company of its covenants or agreements hereunder having a Material Adverse Effect on the Company or materially adversely affecting (or materially delaying) the consummation of the Merger, and the Company has not cured such breach within twenty business days after notice by Parent or Acquisition thereof, provided that neither Parent or Acquisition has breached any of their respective obligations hereunder,
     (iii) the Company enters into a definitive agreement relating to any Third Party Acquisition (as defined below), (iv) the Company Board shall have withdrawn, modified or changed its approval or recommendation of this Agreement or the Merger, shall have recommended to the Company's stockholders a Third Party Acquisition, or shall have adopted any resolution to effect any of the foregoing, (v) the Average Final Closing Price shall be less than $24.00, or (vi) the Company shall have convened a meeting of its stockholders to vote upon the Merger and shall have failed to obtain the requisite vote of its stockholders.

     "Third Party Acquisition" means the occurrence of any of the following events (i) the acquisition of the Company by merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) or entity other than Parent, Acquisition or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of more than 20% of the total assets of the Company and its Subsidiaries, taken as a whole; or (iii) the acquisition by a Third Party of 20% or more of the outstanding Shares.

     SECTION 6.2. Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its affiliates, directors, officers or stockholders, other than the provisions of this Section 6.2 and Sections 4.8(c), 6.3 and 7.10 hereof. Nothing contained in this Section 6.2 shall relieve any party from liability for any breach of this Agreement.

     SECTION 6.3. Fees and Expenses.

     (a) In the event that this Agreement shall be terminated pursuant to
Section 6.1(c)(iii), Section 6.1(d)(iii) or Section 6.1(d)(iv), Parent and Acquisition would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty. To compensate Parent and Acquisition for such damages, the Company shall pay to Parent as liquidated damages, which amount shall be payable as the amount of $5,000,000 (less any amounts previously paid to Parent, Acquisition and their affiliates pursuant to Section 6.3(b)) immediately upon demand or, in case of any termination pursuant to Section 6.1(c)(iii) or 6.1(d)(iii), at the time specified in Section 4.4(b). It is specifically agreed that the amount to be paid pursuant to this Section 6.3(a) represents liquidated damages and not a penalty.

     (b) Upon the termination of this Agreement pursuant to Sections 6.1(d)(i),
(ii), (iii), (iv) or (vi), the Company shall reimburse Parent, Acquisition and their affiliates (not later than ten business days after submission of statements therefor) for all actual documented out-of-pocket fees and expenses, actually and reasonably incurred by any of them or on their behalf in connection with the Merger and the consummation of all transactions contemplated by this Agreement (including, without limitation, fees payable to investment bankers, counsel to any of the foregoing, and accountants), in an aggregate amount not to exceed $1,000,000.

     (c) Upon the termination of this Agreement pursuant to Sections 6.1(c)(i) or (ii), Parent shall reimburse the Company and its affiliates (not later than ten business days after submission of statements therefor) for all actual documented out-of-pocket fees and expenses, actually and reasonably incurred by any of them or on their behalf in connection with the Merger and the consummation of all transactions contemplated by this Agreement (including, without limitation, fees payable to investment bankers, counsel to any of the foregoing, and accountants, in an aggregate amount not to exceed $1,000,000).

     (d) Except as specifically provided in this Section 6.3, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby. The cost of printing the S-4 and the Proxy Statement shall be borne equally by the Company and Parent.

     SECTION 6.4. Amendment. This Agreement may be amended by action taken by the Company, Parent and Acquisition at any time before or after approval of the Merger by the stockholders of the Company (if required by applicable law) but, after any such approval, no amendment shall be made which requires the approval of such stockholders under applicable law without such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

     SECTION 6.5. Extension; Waiver. At any time prior to the Effective Time, each party hereto (for these purposes, Parent and Acquisition shall together be deemed one party and the Company shall be deemed the other party) may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

                                   ARTICLE 7

                                 MISCELLANEOUS

     SECTION 7.1. Nonsurvival of Representations and Warranties. The representations and warranties made herein shall not survive beyond the Effective Time or a termination of this Agreement.

     SECTION 7.2. Entire Agreement; Assignment. This Agreement (a) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise; provided, however, that Acquisition may assign any or all of its rights and obligations under this Agreement to any Subsidiary of Parent, but no such assignment shall relieve Acquisition of its obligations hereunder if such assignee does not perform such obligations.

     SECTION 7.3. Validity. If any provision of this Agreement, or the application thereof to any person or circumstance, is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.

     SECTION 7.4. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telegram, facsimile or telex, or by registered or certified mail (postage prepaid, return receipt requested), to the other party as follows:

        if to Parent or Acquisition:  Snyder Communications, Inc.
                                      Two Democracy Center
                                      6903 Rockledge Drive, 15th Fl.
                                      Bethesda, MD 20817
                                      Attention: Chief Executive Officer
                                      Facsimile: (301) 571-7930

        with a copy to:               Weil, Gotshal & Manges LLP
                                      767 Fifth Avenue
                                      New York, NY 10153
                                      Attention: Norman D. Chirite, Esq.
                                      Facsimile: (212) 310-8007

        if to the Company to:         American List Corporation
                                      330 Old Country Road
                                      Mineola, NY 11501
                                      Attention: Chief Executive Officer
                                      Facsimile: (516) 248-6364

        with a copy to:               Schulte Roth & Zabel LLP
                                      900 Third Avenue
                                      New York, NY
                                      Attention: Marc Weingarten, Esq.
                                      Facsimile: (212) 593-5955

or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.

     SECTION 7.5. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of law thereof.

     SECTION 7.6. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     SECTION 7.7. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and except as provided in Sections 4.12, 4.16 and 7.2, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

     SECTION 7.8. Severability. If any term or other provision of this Agreement is invalid, illegal or unenforceable, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

     SECTION 7.9. Specific Performance. The parties hereto acknowledge that irreparable damage would result if this Agreement were not specifically enforced, and they therefore consent that the rights and obligations of the parties under this Agreement may be enforced by a decree of specific performance issued by a court of competent jurisdiction. Such remedy shall, however, not be exclusive and, subject to Section 7.8, shall be in addition to any other remedies, which any party may have under this Agreement or otherwise.

     SECTION 7.10. Brokers. The Company agrees to indemnify and hold harmless Parent and Acquisition, and Parent and Acquisition agree to indemnify and hold harmless the Company, from and against any and all liability to which Parent and Acquisition, on the one hand, or the Company, on the other hand, may be subjected by reason of any brokers, finders or similar fees or expenses with respect to the transactions contemplated by this Agreement to the extent such similar fees and expenses are attributable to any action undertaken by or on behalf of the Company, or Parent or Acquisition, as the case may be.

     SECTION 7.11. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

          ATTEST:                                          AMERICAN LIST CORPORATION

          By:        /s/ DEBORAH FREEDMAN                   By:        /s/ MARTIN LERNER
             -------------------------------                   --------------------------------
          Name:   Deborah Freedman                          Name:   Martin Lerner
          Title:  Associate                                 Title:  President and Chief
                  Schulte Roth & Zabel LLP                          Executive Officer

          ATTEST:                                           SNYDER COMMUNICATIONS, INC.

          By:      /s/ DAVID B. PAUKEN                      By:      /s/ MICHELE D. SNYDER
              -----------------------------                    --------------------------------
          Name:   David B. Pauken                           Name:   Michele D. Snyder
          Title:  Assistant Secretary/                      Title:  Vice Chairman and
                  Chief Accounting Officer                          Chief Operating Officer

          ATTEST:                                           SNYDER Z ACQUISITION, INC.

          By:     /s/ DAVID B. PAUKEN                       By:    /s/ MICHELE D. SNYDER
             ------------------------------                    -------------------------------
          Name:  David B. Pauken                            Name:   Michele D. Snyder
         Title:  Assistant Secretary                        Title:  Vice Chairman and
                                                                    Chief Operating Officer

                                                                       EXHIBIT B

                                                    [PRUDENTIAL SECURITIES LOGO]

PRIVATE AND CONFIDENTIAL

                                                                  March 18, 1997

The Board of Directors
American List Corporation
330 Old Country Road
Mineola, NY 11501

Members of the Board:

     We understand that American List Corporation, a Delaware corporation (the "Company"), Snyder Communications, Inc., a Delaware corporation ("Snyder"), and Snyder Acquisition, Inc., a Delaware corporation, and a wholly-owned subsidiary of Snyder (the "Acquisition Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement"). Pursuant to the Agreement, the Acquisition Sub shall merge with and into the Company and the Company shall be the surviving corporation (the "Merger"). In the Merger each outstanding share of Common Stock, par value $0.01 per share, of the Company (the "Company Common Stock") will be converted into the right to receive the number of shares of Common Stock, par value $0.001 per share, of Snyder (the "Snyder Common Stock") equal to the Exchange Ratio. The "Exchange Ratio" shall be determined based on the average closing price (the "Average Final Closing Price") per share of Snyder Common Stock as reported by the New York Stock Exchange during the twenty consecutive trading days ending on, and including, the third trading day prior to the effective time of the Merger. The Exchange Ratio shall be determined in the following manner:

          (i) if the Average Final Closing Price equals or exceeds $32.00, the Exchange Ratio shall be 1.00;

          (ii) if the Average Final Closing Price equals or exceeds $28.00 but is less than $32.00, the Exchange Ratio shall equal the quotient of $32.00 divided by the Average Final Closing Price;

          (iii) if the Average Final Closing Price equals or exceeds $26.00 but is less than $28.00, the Exchange Ratio shall be 1.14; and

          (iv) if the Average Final Closing Price is less than $26.00, the Exchange Ratio shall be the quotient of $29.71 divided by the Average Final Closing Price. Snyder has the right to terminate the Agreement if the Average Final Closing Price is less than $24.00. The Company has the right to terminate the Agreement if the Average Final Closing Price is less than $20.00.

     You have requested our opinion as to the fairness from a financial point of view of the Exchange Ratio to the stockholders of the Company.

     In conducting our analysis and arriving at the opinion expressed herein, we have reviewed such materials and analyzed such financial and other factors as we deemed relevant under the circumstances, including:

          (i) a draft dated March 17, 1997 of the Agreement;

          (ii) certain publicly-available historical financial and operating data of the Company including, but not limited to, (a) the Annual Reports to Stockholders and Annual Reports on Form 10-K of the

                        [PRUDENTIAL SECURITIES ADDRESS]

[PRUDENTIAL SECURITITE SMALLER LOGO]

     Company for the fiscal years ended February 1994 through 1996, (b) the Quarterly Reports on Form 10-Q for the quarters ended May 31, August 31, and November 30, 1996, (c) the Proxy Statement for the Annual Meeting of Stockholders held on August 5, 1996 and (d) the Company's Prospectus, dated March 8, 1996, relating to the sale of 1,610,000 shares of the Company Common Stock;

          (iii) certain publicly-available historical financial and operating data for Snyder including, but not limited to, (a) the Financial Statements for the year ended December 31, 1996, (b) the Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, (c) Snyder's Prospectus, dated September 24, 1996, relating to the initial public offering of Snyder Common Stock and (d) a press release dated February 10, 1997 announcing financial results for the fiscal year ended December 31, 1996;

          (iv) certain information relating to the Company, including projected income statements for the fiscal years ending February 1997, 1998 and 1999, prepared by the management of the Company;

          (v) certain information relating to Snyder, including financial forecasts for the fiscal years ending December 31, 1997 and 1998, prepared by the management of Snyder;

          (vi) publicly available financial, operating and stock market data concerning certain companies engaged in businesses we deemed comparable to the Company and Snyder, respectively, or otherwise relevant to our inquiry;

          (vii) the financial terms of certain recent transactions we deemed relevant to our inquiry;

          (viii) the historical stock prices and trading volumes of the Company Common Stock and Snyder Common Stock; and

          (ix) such other financial studies, analyses and investigations that we deemed appropriate.

     We have assumed, with your consent, that the draft of the Agreement which we reviewed (as referred to above) will conform in all material respects to that document when in final form.

     We have met with the senior management of the Company and Snyder to discuss
(i) the prospects for their respective businesses, (ii) their estimates of such businesses' future financial performance, (iii) the financial impact of the Merger on the respective companies and (iv) such other matters that we deemed relevant.

     In connection with our review and analysis and in arriving at our opinion, we have relied upon the accuracy and completeness of the financial and other information provided to us by the Company and Snyder and have not undertaken any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company or Snyder. With respect to certain financial forecasts, provided to us by the Company for the Company and Snyder for Snyder, we have assumed that such information (and the assumptions and bases therefor) represents each respective management's best currently available estimate as to the future financial performance of the Company and of Snyder. Our opinion is predicated on the Merger qualifying (i) as a reorganization within the meaning of Section 368 (a) of the Internal Revenue Code of 1986, as amended, and (ii) for "pooling-of-interests" accounting treatment. Further, our opinion is necessarily based on economic, financial and market conditions as they exist and can only be evaluated as of the date hereof.

     In connection with our advisory assignment, we have not been authorized by the Company or its Board of Directors to solicit, nor have we solicited, indications of interest from third parties for the acquisition of all or any part of the Company. Our opinion does not address nor should it be construed to address the relative merits of the Merger and alternative business combinations with third parties. In addition, this opinion does not in any manner address the prices at which the Snyder Common Stock will actually trade following consummation of the Merger.

[PRUDENTIAL SECURITITE SMALLER LOGO]

     As you know, we have been retained by the Company to render this opinion and provide other financial advisory services in connection with the Merger and will receive a fee for such services, which fee is contingent upon the consummation of the Merger. In the ordinary course of business we may actively trade the shares of the Company Common Stock and the Snyder Common Stock for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This letter and the opinion expressed herein are for the use of the Board of Directors of the Company. This opinion does not constitute a recommendation to the stockholders of the Company as to how such stockholders should vote or as to any other action such stockholders should take regarding the Merger. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner, without our prior written consent; except that the Company may include this opinion in its entirety in any proxy statement or information statement relating to the Merger sent to the Company's stockholders.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair to the stockholders of the Company from a financial point of view.

                                Very truly yours,

                                /s/   PRUDENTIAL SECURITIES INCORPORATED

                                PRUDENTIAL SECURITIES INCORPORATED

                                                                       EXHIBIT C

                             STOCKHOLDERS AGREEMENT

     AGREEMENT, dated March 18, 1997 (this "Agreement"), by and among SNYDER COMMUNICATIONS, INC., a Delaware corporation ("Parent"), and each of the other parties signatory hereto (each, a "Stockholder" and, collectively, the "Stockholders").

                                  WITNESSETH:

     WHEREAS, concurrently herewith, Parent, SNYDER Z ACQUISITION, INC., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Merger Sub"), and AMERICAN LIST CORPORATION, a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "Merger Agreement;" capitalized terms used and not defined herein have the respective meanings ascribed to them in the Merger Agreement) pursuant to which Merger Sub will be merged with and into the Company (the "Merger");

     WHEREAS, each of the Stockholders Beneficially Owns (as defined herein) the number of shares, par value $.01 per share, of common stock of the Company (the "Shares" or "Company Common Stock") set forth opposite such Stockholder's name on Schedule I hereto;

     WHEREAS, as an inducement and a condition to entering into the Merger Agreement, Parent has required that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

     1. Provisions Concerning Company Common Stock. Each Stockholder hereby agrees that during the period commencing on the date hereof and continuing until the first to occur of the Effective Time and termination of the Merger Agreement in accordance with its terms, at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, such Stockholder shall vote (or cause to be voted) the Shares held of record or Beneficially Owned (as defined below) by such Stockholder, whether heretofore owned or hereafter acquired, (i) in favor of approval of the Merger Agreement and any actions required in furtherance thereof and hereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement (after giving effect to any materiality or similar qualifications contained therein); and
(iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company; (B) a sale, lease, transfer or disposition of any assets outside the ordinary course of business or any assets which in the aggregate are material to the Company and its Subsidiaries taken as a whole, or a reorganization, recapitalization, dissolution or liquidation of the Company; (C) (1) any change in a majority of the persons who constitute the board of directors of the Company; (2) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or By-Laws; (3) any other material change in the Company's corporate structure or business; or (4) any other action which, in the case of each of the matters referred to in clauses (C) (1), (2) or (3), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by this Agreement and the Merger Agreement. Such Stockholder shall not enter into any agreement or understanding with any Person (as defined below) the effect of which would be inconsistent or violative of the provisions and agreements contained herein. For purposes of this Agreement, "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meanings of Section 13(d)(3) of the Exchange Act. For purposes of this Agreement, "Person" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

     2. Other Covenants, Representations and Warranties. Each Stockholder hereby represents and warrants to Parent as follows:

          (a) Ownership of Shares. Such Stockholder is the Beneficial Owner of the number of Shares set forth opposite such Stockholder's name on Schedule I hereto. On the date hereof, the Shares set forth opposite such Stockholder's name on Schedule I hereto constitute all of the Shares owned of record or Beneficially Owned by such Stockholder. Such Stockholder has
     (i) sole voting power and sole power to issue instructions with respect to the matters set forth in Section 1 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares set forth opposite such Stockholder's name on Schedule I hereto and denoted by footnote 1, with no limitations, qualifications or restrictions on such rights or (ii) shared voting power and shared power to issue instructions with respect to the matters set forth in Section 1 hereof, shared power of disposition, shared power of conversion, shared power to demand appraisal rights and shared power to agree to all of the matters set forth in this Agreement, in each case shared with another Stockholder party to this Agreement and in each case with respect to all of the Shares set forth opposite such Stockholder's name on Schedule 1 hereto and denoted by footnote 2.

          (b) Power; Binding Agreement. Such Stockholder has the legal capacity, power and authority to enter into and perform all of such Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by such Stockholder will not violate any other agreement to which such Stockholder is a party including, without limitation, any voting agreement, stockholder agreement or voting trust. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which such Stockholder is Trustee who is not a party to this Agreement and whose consent is required for the execution and delivery of this Agreement or the consummation by such Stockholder of the transactions contemplated hereby. If such Stockholder is married and such Stockholder's Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, such Stockholder's spouse, enforceable against such person in accordance with its terms.

          (c) No Conflicts. (A) No filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby and (B) none of the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby or compliance by such Stockholder with any of the provisions hereof shall (1) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Stockholder is a party or by which such Stockholder or any of such Stockholder's properties or assets may be bound, or (2) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to such Stockholder or any of such Stockholder's properties or assets.

          (d) No Finder's Fees. Other than existing financial advisory and investment banking arrangements between the Company and Prudential Securities Incorporated, no broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by or on behalf of such Stockholder or any of its affiliates or, to the knowledge of such Stockholder, the Company or any of its affiliates.

          (e) Other Potential Acquirors. Such Stockholder (i) shall immediately cease any existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any acquisition of all or any material portion of the assets of, or any equity interest in, the Company or its Subsidiaries or any business combination with the Company or its Subsidiaries, in his, her or its capacity as such, and (ii) from and after the date hereof until termination of the Merger Agreement, unless and until the Company is permitted to take such actions under Section 4.4 of the Merger Agreement, shall not, in such capacity, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance), or take any other action to facilitate knowingly, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any such transaction or acquisition, or agree to or endorse any such transaction or acquisition, or authorize or permit any of such Stockholder's agents to do so. Such Stockholder shall provide a written notice to Parent and Merger Sub describing in reasonable detail the material terms and conditions of any such proposal as promptly as reasonably practicable following receipt thereof by such Stockholder (in its capacity as such) and shall keep Parent and Acquisition advised thereafter of material developments with respect thereto as promptly as reasonably practicable.

          (f) Restriction on Transfer, Proxies and Non-Interference. Such Stockholder shall not, directly or indirectly: (i) except as contemplated by the Merger Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Stockholder's Shares or any interest therein; (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder's obligations under this Agreement.

          (g) Reliance by Parent. Such Stockholder understands and acknowledges that Parent is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

     3. Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful and commercially reasonable action as may be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.

     4. Stop Transfer; Restrictive Legend. (a) Each Stockholder agrees with, and covenants to, Parent that such Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Stockholder's Shares, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

     (b) Upon the written request of Parent, all certificates representing any of such Stockholder's Shares shall contain the following legend:

          "The securities represented by this certificate, including certain voting and transfer rights with respect thereto, are subject to the terms of a Stockholders Agreement, dated March 18, 1997, among SNYDER COMMUNICATIONS, INC., the Issuer and the parties listed on the signature pages thereto, a copy of which is on file in the principal office of the Issuer."

     5. Termination. Except as otherwise provided herein, the covenants and agreements contained herein with respect to the Shares shall terminate upon the earliest of (a) termination of the Merger Agreement in accordance with its terms, (b) the Effective Time or (c) at the election of the Stockholders, if the Company's Board of Directors would have the right to terminate the Merger Agreement under Section 6.1(c)(iv) thereof.

     6. Stockholder Capacity. No person executing this Agreement who is or becomes during the term hereof a director of the Company makes any agreement or understanding herein in his or her capacity as such director. Each Stockholder signs solely in his or her capacity as the record and/or beneficial owner of such Stockholder's Shares.

     7. Miscellaneous.

     (a) Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

     (b) Certain Events. Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to such Stockholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including, without limitation, such Stockholder's heirs, guardians, administrators or successors. Notwithstanding any transfer of Shares, the transferor shall remain liable for the performance of all obligations under this Agreement of the transferor.

     (c) Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other party, provided that Parent may assign, in its sole discretion, its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Parent of its obligations hereunder if such assignee does not perform such obligations.

     (d) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, with respect to any one or more Stockholders, except upon the execution and delivery of a written agreement executed by the relevant parties hereto; provided that Schedule I hereto may be supplemented by Parent by adding the name and other relevant information concerning any Stockholder of the Company who agrees to be bound by the terms of this Agreement without the agreement of any other party hereto, and thereafter such added stockholder shall be treated as a "Stockholder" for all purposes of this Agreement.

     (e) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

          If to any Stockholder:              At the addresses set forth
                                              on Schedule I hereto

          with a copy to:                     Schulte Roth & Zabel LLP 900 Third Avenue New
                                              York, NY Attention: Marc Weingarten, Esq.
                                              Telephone: (212) 758-0404 Facsimile: (212)
                                              593-5955

          If to Parent or Merger Sub:         Snyder Communications, Inc.
                                              Two Democracy Center
                                              6903 Rockledge Drive, 15th Floor
                                              Bethesda, MD 20817
                                              Telephone: (301) 468-1010
                                              Facsimile: (301) 571-7930
                                              Attention: Chief Executive Officer

          with a copy to:                     Weil, Gotshal & Manges LLP
                                              767 Fifth Avenue
                                              New York, New York 10153
                                              Telephone: (212) 310-8000
                                              Facsimile: (212) 310-8007
                                              Attention: Norman D. Chirite, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

     (f) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

     (g) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

     (h) Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

     (i) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

     (j) No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person or entity who or which is not a party hereto.

     (k) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of law thereof.

     (l) Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     (m) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement.

     IN WITNESS WHEREOF, Parent and each Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                                          SNYDER COMMUNICATIONS, INC.

                                          By:     /s/ MICHELE D. SNYDER

                                            ------------------------------------
                                          Name: Michele D. Snyder
                                          Title:  Vice Chairman and
                                                 Chief Operating Officer

                                                   /s/ MARTIN LERNER

                                          --------------------------------------
                                          Martin Lerner

                                          D.H. BLAIR INVESTMENT BANKING CORP.

                                          By:     /s/ J. MORTON DAVIS

                                          --------------------------------------
                                          Name: J. Morton Davis
                                          Title:  Chairman and Chief
                                                 Executive Officer

                                 SCHEDULE I TO

                             STOCKHOLDERS AGREEMENT

                            NAME AND ADDRESS                              NUMBER OF SHARES OWNED
------------------------------------------------------------------------  ----------------------
Martin Lerner...........................................................          223,525*(1)
D.H. Blair Investment Banking Corp......................................          711,021(1)

---------------

(1) Stockholder has sole power with respect to such shares. See Section 2(a)(i) of this Agreement.

 * Excludes 3,564 shares held by spouse as to which beneficial ownership is disclaimed.